12/5/06

Follow-Up Materials



06019649

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS:

PROCESSED
FEB 05 2007
E
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-5 FISCAL YEAR: 6/30/06

(03/94)



International Finance Corporation

INCREASING IMPACT THE YEAR IN REVIEW 2006



1956 CELEBRATING 50 YEARS OF IMPROVING LIVES BY FOSTERING PRIVATE SECTOR DEVELOPMENT WORLDWIDE **200**



The International Finance Corporation, the private sector arm of the World Bank Group, is the largest multilateral provider of financing for private enterprise in developing countries. IFC finances private sector investments, mobilizes capital in international financial markets, facilitates trade, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses. From its founding in 1956 through FY06, IFC has committed more than $56 billion of its own funds for private sector investments in the developing world and mobilized an additional $25 billion in syndications for 3,531 companies in 140 developing countries. With the support of funding from donors, it has also provided more than $1 billion in technical assistance and advisory services. For more information, visit *www.ifc.org*.

Cover photo: Colin J. Warren
The world's longest conveyor belt carries limestone from India to the Lafarge Surma cement plant in Bangladesh.


ELENA CHUZHAKOVA

INTERNATIONAL FINANCE CORPORATION 2006 ANNUAL REPORT

VOLUME 1 CONTENTS

IFC AT A GLANCE

CATALYST FOR DEVELOPMENT AND PRIVATE SECTOR FINANCING

IFC invests only in developing countries, stimulating investment and helping create conditions that are conducive to the flow of private capital. We are a global institution, and our investments and projects are well diversified. Our financial results reflect the success and growth of enterprises in emerging markets around the world.

IFC'S MISSION

IFC promotes sustainable private sector investment in developing countries, helping to reduce poverty and improve people's lives.

IFC'S NET INCOME AND NET WORTH

IFC has made a profit every year for 50 years, demonstrating the reward potential of emerging market investments.



Net Income (U.S.$ millions)
Net Worth (U.S.$ billions)
3,000
2,500
2,000
1,500
1,000
500
0
12
10
8
6
4
2
0
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06

FINANCIALLY STRONG

The Corporation has AAA/Aaa ratings from Standard & Poor's and Moody's. These ratings have been reaffirmed every year since 1989 and carry a stable outlook.

IFC raises from international markets the funds necessary for loans to clients in emerging markets. It also issues bonds in local currency markets to stimulate capital market development in developing countries.

IFC is directly owned by 178 member countries, with voting power based on contributions to paid-in capital.



Moody's Rating Aaa
S&P Rating AAA
(September 2005)
Outlook: Stable

Borrowed $1.8 Billion in 7 Currencies in FY06



Swiss franc 1%
Euro 2%
New Zealand dollar 4%
South African rand 7%
Chinese renminbi 8%
Japanese yen 14%
U.S. dollar 64%

Strong Shareholder Support



Russia 3%
India 3%
Italy 3%
Canada 3%
France 5%
United Kingdom 5%
Germany 5%
Japan 6%
United States 24%
169 other countries 43%

IFC CONCENTRATES MUCH OF ITS INVESTMENTS AND TECHNICAL ASSISTANCE IN FRONTIER COUNTRIES

As investment in emerging markets has risen, IFC has adapted its strategy to focus more and more on frontier countries. IFC's investments are now more concentrated in these low-income or high-risk countries than those of other investors. The share of IFC's investments in these countries is about twice their share of overall foreign direct investment.

To help improve the often challenging investment climate in frontier countries, IFC provides technical assistance and advisory services (TAAS) to address obstacles to private investment and assist private companies. The share of IFC's TAAS in frontier countries is about four times as great as their share of foreign direct investment


100%
80%
60%
40%
20%
0%
49
25
15
12
51
75
85
88
FRONTIER
NON-FRONTIER
IFC TECHNICAL ASSISTANCE EXPENDITURES FY06
IFC INVESTMENT COMMITMENTS FY06
GDP 2004
FDI 2004

INVESTING IN PRIVATE SECTOR DEVELOPMENT: COMMITTED PORTFOLIO

For IFC's own account as of June 30, 2006: $21.6 billion

By Region*


Global 0.7%
Middle East & North Africa 7.2%
South Asia 8.3%
Sub-Saharan Africa 9.4%
East Asia & the Pacific 15.1%
Latin America & the Caribbean 29.1%
Europe & Central Asia 30.2%

By Sector


Other 13.5%
Agriculture & Forestry 3.0%
Chemicals 3.5%
Food & Beverages 3.8%
Industrial & Consumer Products 4.0%
Information Technology 4.4%
Collective Investment Vehicles 4.8%
Nonmetallic Mineral Product Manufacturing 5.2%
Transportation & Warehousing 6.1%
Finance & Insurance 35.0%
Utilities 9.5%


Oil, Gas, & Mining 7.2%

Largest Country Exposures**

COUNTRY	U.S.$ MILLIONS	PERCENT OF GLOBAL PORTFOLIO
Russian Federation	1,974	9%
Brazil	1,505	7%
China	1,498	7%
India	1,261	6%
Turkey	1,197	6%
Mexico	1,093	5%
Argentina	810	4%
Indonesia	606	3%
Nigeria	544	3%
Ukraine	533	2%

Our loan and equity portfolio includes 1,368 companies in 112 countries.



* *Some amounts include regional shares of investments that are officially classified as global projects. See regional sections for details.*

** *Excludes individual country shares of regional and global projects.*

IFC AT A GLANCE

IFC INVESTMENT OPERATIONS AND RESOURCES, FY02 TO FY06

(U.S.$ millions)

	FY06	FY05	FY04	FY03	FY02
INVESTMENT COMMITMENTS					
Number of projects[1]	284	236	217	204	203
Number of countries	66	67	64	64	76
Total commitments signed	$ 8,275	$ 6,449	$ 5,632	$ 5,037	$ 3,494
For IFC's own account	6,703	5,373	4,753	3,856	2,957
Held for others[3]	1,572	1,076	879	1,181	518
INVESTMENT DISBURSEMENTS					
Total financing disbursed	$ 5,739	$ 4,011	$ 4,115	$ 4,468	$ 2,072
For IFC's own account	4,428	3,456	3,152	2,959	1,498
Held for others	1,311	555	964	1,509	574
COMMITTED PORTFOLIO[2]					
Number of firms	1,368	1,313	1,333	1,378	1,402
Total committed portfolio[3]	$26,706	$24,536	$23,460	$23,379	$21,569
For IFC's own account	21,627	19,253	17,913	16,777	15,049
Held for others[3]	5,079	5,283	5,546	6,602	6,519

[1] Includes first commitment to projects in the fiscal year. Projects involving financing to more than one company are counted as one commitment.
[2] Includes loan guarantees and risk management products.
[3] Total committed portfolio and held for others include securitized loans.

INVESTMENT PROJECTS FOR FY06

Total of $8.3 billion committed for IFC's own account and mobilized through syndicated loans.


By Industry
Other 7.4%
Collective Investment Vehicles 3.7%
Information Technology 4.1%
Primary Metals 4.6%
Pulp & Paper 5.1%
Chemicals 5.4%
Food & Beverages 5.9%
Nonmetallic Mineral Product Manufacturing 6.1%
Transportation & Warehousing 6.8%
Finance & Insurance 33.2%
Utilities 9.6%
Oil, Gas, & Mining 8.1%
By Region*
Global 0.2%
Middle East & North Africa 8.1%*
Sub-Saharan Africa 8.5%*
South Asia 8.5%
East Asia & the Pacific 14.8%
Latin America & the Caribbean 31.8%
Europe & Central Asia 28.1%*

In our 50th year, we made investment commitments of $6.7 billion for our own account in 66 countries.


By Product
Guarantees 7%
Equity 14%
Loan Syndications 19%
Loans 60%

* *Some amounts include regional shares of investments that are officially classified as global projects. See regional sections for details.*

BALANCE SHEET HIGHLIGHTS

(U.S.$ millions)

	FY06	FY05	FY04	FY03	FY02
ASSETS					
Liquid assets, excluding derivatives	$20,594	$22,781	$18,397	$17,004	$16,924
Net loans and equity investments	12,731	11,489	10,279	9,377	7,963
Derivative assets	1,128	1,516	1,092	1,734	1,077
Receivables and other assets	3,967	3,774	2,593	3,428	1,775
Total assets	38,420	39,560	32,361	31,543	27,739
LIABILITIES					
Borrowings outstanding	$14,967	$15,359	$16,254	$17,315	$16,581
Derivative liabilities	1,288	2,332	1,549	1,264	1,576
Payables and other liabilities	11,089	12,071	6,776	6,175	3,278
Total liabilities	27,344	29,762	24,579	24,754	21,435
CAPITAL					
Capital stock	$ 2,364	$ 2,364	$ 2,361	$ 2,360	$ 2,360
Retained earnings	8,711	7,433	5,418	4,425	3,938
Other	1	1	3	4	6
Total capital	11,076	9,798	7,782	6,789	6,304

IFC also provided technical assistance to businesses and governments in over 80 countries. About 40 percent of project funding approved this year was for work in Sub-Saharan Africa.

INCOME STATEMENT HIGHLIGHTS

(U.S.$ millions)

	FY06	FY05	FY04	FY03	FY02
Interest and financial fees from loans	$ 807	$ 660	$ 518	$ 477	$ 547
Income from liquid asset trading activities	444	358	177	475	524
Charges on borrowings	(603)	(309)	$(141)	$(226)	(438)
Income from equity investments	1,228	1,365	658	145	160
Release of/provision for losses on loans and guarantees	(15)	261	103	(48)	(389)
Net other expense	(362)	(344)	(304)	(295)	(243)
Expenditures for TAAS*	(55)	(38)	(29)	—	—
Expenditures for performance-based grants	(35)	—	—	—	—
Operating income	**$1,409**	**$1,953**	**$ 982**	**$ 528**	**$ 161**
Net gains/losses on non-trading financial instruments	(131)	62	11	(41)	54
Net income	**$1,278**	**$2,015**	**$ 993**	**$ 487**	**$ 215**

**Technical assistance and advisory services.*

TECHNICAL ASSISTANCE AND ADVISORY SERVICE PROJECTS FOR FY06

*About $200 million in funding approved.**

By Region


Global 2%
South Asia 5%
Latin America & the Caribbean 7%
Middle East & North Africa 10%
East Asia & the Pacific 17%
Sub-Saharan Africa 42%
Europe & Central Asia 17%

By Project Type


Environment & Social Sustainability 3%
Infrastructure 12%
Value Addition to Firms 12%
Business Enabling Environment 36%
Access to Finance 37%

** The data presented is unaudited and is based on technical assistance and advisory service projects approved in IFC's corporate system between July 1, 2005 and June 30, 2006. Some projects approved in FY06 have not been processed and are not included here, but this does not materially affect the business line and regional distributions.*



(left to right)

(standing) Gino Alzetta, Zou Jiayi, Marcel Massé, Paulo F. Gomes, Jakub Karnowski, Jaime Quijandria, Mulu Ketsela, Dhanendra Kumar, Yoshio Okubo, Sid Ahmed Dib, Pierre Duquesne, Joong-Kyung Choi, Jennifer Dorn, Herwidayatmo, Mahdy Ismail Aljazzaf, Abdulrahman M. Almofadhi, Biagio Bossone; (seated) Otaviano Canuto, Thorsteinn Ingolfsson, Eckhard Deutscher, Alexey Kvasov, Jan Willem van der Kaaij, Tom Scholar. Not pictured: Luis Marti.

DIRECTORS AND ALTERNATES

DIRECTORS	ALTERNATES
Mahdy Ismail Aljazzaf	Mohamed Kamel Amr
Abdulrahman M. Almofadhi	Abdulhamid Alkhalifa
Gino Alzetta	Melih Nemli
Biagio Bossone	Nuno Mota Pinto
Otaviano Canuto	Jeremias N. Paul, Jr.
Joong-Kyung Choi	Terry O'Brien
Eckhard Deutscher	Walter Hermann
Sid Ahmed Dib	Shuja Shah
Pierre Duquesne	Alexis Kohler
Paulo F. Gomes	Louis Philippe Ong Seng
Herwidayatmo	Nursiah Arshad
Thorsteinn Ingolfsson	Svein Aass
Dhanendra Kumar	Zakin Ahmed Khan
Alexey Kvasov	Eugene Miagkov
Luis Marti	Jorge Familiar
Marcel Massé	Gobind Ganga
Jaime Quijandria	Alieto Guadagni
Tom Scholar	Caroline Sergeant
Mathias Sinamenye	Mulu Ketsela
Jan Willem van der Kaaij	Anca Ciobanu
Pietro Veglio	Jakub Karnowski
Zou Jiayi	Yang Jinlin
(vacant)	Jennifer Dorn
(vacant)	Toshio Oya

BOARD OF DIRECTORS: PERSPECTIVE AND OVERSIGHT FOR IFC

This year the Board of Directors approved a number of investments and maintained close oversight of the development and implementation of IFC's strategy. The Board reviewed country-specific operations and discussed 17 joint World Bank–IFC–MIGA country assistance strategies and related products.

Directors reaffirmed their support for IFC's five strategic priorities and for an increase in activities to expand IFC's development impact. Specific issues that Directors discussed with IFC management include the Corporation's new policy and performance standards on social and environmental sustainability and disclosure. In keeping with its oversight responsibility, the Board discussed the annual evaluation of IFC operations and the IFC management response. The Board appreciated the continued positive dialogue between IFC management and the Independent Evaluation Group.

With respect to the Corporation's performance, the Board welcomed IFC's achievements in FY06. These include strong financial results; significant expansion of activity in frontier markets, particularly in Africa; and important strides in measuring development impact of investments and technical assistance.

LETTER TO THE BOARD OF GOVERNORS

The Board of Directors of the International Finance Corporation has had this annual report prepared in accordance with the Corporation's bylaws. Paul D. Wolfowitz, president of IFC and chairman of the Board of Directors, has submitted this report with the accompanying audited financial statements to the Board of Governors.

The Directors are pleased to report that for the fiscal year ended June 30, 2006, IFC expanded its sustainable development impact through private sector project financing operations and advisory activities.



(left to right)

Paul Wolfowitz
President, World Bank Group

Lars Thunell
Executive Vice President, IFC

KATHERINE LAMBERT

MESSAGE FROM THE PRESIDENT

In the last 25 years, the most successful quarter-century in the global fight against poverty, half a billion people have escaped poverty in China, India, and other successful developing countries. Most of that success can be attributed to reforms that have made it possible for private businesses to grow and create jobs. This past year, as I traveled to five continents, I saw many compelling examples of the importance of the private sector's role in offering opportunity for poor people to transform their lives and to give their children a better future.

In Monterrey, Mexico, I met one of more than 4,000 families that have been able to buy new, affordable homes in a community developed by Homex, a company IFC invested in through a private equity fund. Before moving to the Real de San Jose community, which has good schools and recreation and health facilities, the eight members of the Ruiz family had lived without running water and other basic infrastructure.

In Tanzania, I saw firsthand at a bed net factory just how the private sector, through a public-private partnership, is helping governments deliver services to the poor. Because they are especially susceptible to malaria, all pregnant women in Tanzania are entitled to receive a voucher that can be redeemed from a retailer for a bed net. It was very moving to talk to a mother of five children, all of whom have malaria, who now has a bed net for the first time.

The basic structure of financing for developing countries has been transformed over the past 20 years, and private capital flows have become the most powerful force for development. For every dollar of official development assistance to developing countries, there is now more than $4 in cross-border private investment from rich to poor countries. Today the private sector accounts for 90 percent of jobs in the developing world, and ultimately, it will be these jobs that offer the most promising path out of poverty.

IFC's investments leverage private sector money for creative, innovative projects with sustainable economic benefit. By taking the long view and providing patient capital, IFC's projects have a direct impact on the creation of jobs and income levels. Countless families are lifted out of poverty this way, one by one. And each new job, each new opportunity, gives each generation a chance to do better than the last.

One of the most important actions that we can take—and that we are taking—is to help governments identify regulations that get in the way of private business. The *Doing Business* report, a joint IFC/World Bank publication that measures how government regulations affect, and often limit, economic growth has quickly become a standard tool for governments, policymakers, researchers, and investors seeking to assess a country's business environment. In a number of countries, the findings from *Doing Business* have already become a starting point for economic reform.

Successful development is a team effort, requiring the joint participation of many people and institutions. For 50 years, the dedicated men and women of IFC have led the way in demonstrating the power of private enterprise to improve people's lives, balancing profitability with tangible development impact, and I thank them for their tireless efforts. I also thank our shareholder and donor nations, who have embraced IFC's mission and supported its efforts to provide critical financing and develop entrepreneurship throughout the world.

Paul Wolfowitz
June 30, 2006

MESSAGE FROM THE EXECUTIVE VICE PRESIDENT

STRONG GROWTH, IMPRESSIVE DEVELOPMENT IMPACT

As the global leader in private sector development, IFC is successfully expanding its operations and increasing its ability to catalyze sustainable private sector investments in emerging and developing markets. This year, investments for our own account grew by nearly 25 percent, and staff increased by a quarter. We are also raising our activity in high-risk and low-income areas, where our help is needed most, and providing better measurement of the development impact of our activities.

IFC's 50th anniversary this year is more than a historical milestone; it represents a critical step in IFC's evolution. In 2005, our Board of Directors agreed to a long-term scaling-up strategy for the institution: 50 percent growth in our investment commitments over three years, coupled with significant growth in technical assistance. As demonstrated throughout this year's report, the Corporation is ahead of schedule in implementing this strategy:

- Investment commitments for IFC's own account, $6.7 billion this year, increased from $5.4 billion in FY05.
- Activities in areas of high developmental impact, such as investments in low-income or high-risk countries and regions, were $1.5 billion, well above our $1.3 billion last fiscal year.
- Our investment commitments in Sub-Saharan Africa increased to $700 million, an increase of nearly 60 percent over last year.
- Investments benefiting small and medium enterprises have roughly tripled during the past three years, exceeding $1 billion for FY06.
- In the critical areas of infrastructure and private sector health and education, our investments increased by more than 50 percent.

While the Corporation's performance has exceeded our targets, the quality of IFC's investments and their contribution to sustainable development are just as important. Investment quality, as measured by the decrease in total reserves for loan losses, improved in FY06 for the third successive year, while nonperforming loans fell. IFC's projects also generally reap economic benefits that surpass their financial rates of return.

The Corporation is delivering concrete development results. Projects we have invested in provided health care to 2.4 million patients and education services to 320,000 students last year. Our investments in telecommunications have helped 80 million people gain access to phone service since 1996. Oil, gas, and mining companies IFC has invested in contributed $4.4 billion to government revenues in developing nations last year. These companies have also created 50,000 jobs.


JONATHAN HILL

IFC Executive Vice President Lars Thunell meets children in China's Yongshou County whose families are becoming more productive suppliers to North Andre Apple Concentrate Juice Company through technical assistance tied to an IFC investment.

IFC made important strides in technical assistance and advisory activities by restructuring these activities into five strategic business lines, allowing us to focus on our strengths, improve project quality, and increase knowledge sharing. We also put in place new development impact monitoring systems for both our investments and our technical assistance activities. We continued to improve cooperation with other members of the World Bank Group at the strategic level through transactions such as public-private partnerships and subnational finance and through technical assistance programs in such areas as investment climate reform.

Our Board of Directors reaffirmed the five pillars of IFC's strategy: strengthening the focus on frontier markets; building long-term relationships with emerging global companies based in developing countries; leading through environmental and social sustainability; addressing the constraints to private sector growth in infrastructure, health, and education; and developing local financial markets through innovative products and institution-building.

At the same time, we have set higher sights for IFC. We extended our growth strategy by a year, to fiscal year 2009. Six key corporate goals were established:

- Improving the Corporation's development impact by increasing our focus on Africa and the Middle East, enhancing our technical assistance, and supporting investment climate reforms
- Cooperating across the World Bank Group more effectively
- Extending our leadership role beyond environmental, social, and corporate governance
- Improving client satisfaction through further decentralization of our operations and improvements in our work processes
- Continuing the Corporation's sound financial performance, with a greater focus on risk management
- Attracting, training, and retaining a diverse, talented staff and rigorously measuring their performance

> IFC staff can look back over our history and see countless examples where they have been able to harness the power of private enterprise to improve people's lives.

IFC's long-term strategy provides a strong foundation for the years ahead. Still, there is always room for improvement. In January and

February of this year, IFC's management undertook a wide-ranging review of the Corporation's direction, considering the external environment, the changing needs of our clients, and IFC's role as a member of the World Bank Group.

2.4 million patients received health care and 320,000 students received education services last year from companies IFC financed. Our investments in telecommunications firms have helped 80 million people gain access to phone service since 1996.

Our results make this 50th anniversary year a cause for celebration. IFC staff can look back over our history and see countless examples where they have been able to harness the power of private enterprise to improve people's lives, from helping grow enterprises in developing countries that have become engines of job creation, to encouraging private equity investors to enter those countries, to helping privatize and restructure entire economic sectors.

In the past few months alone, IFC continued to pioneer with the issuance of the first-ever bond by a multilateral institution in China. The Corporation also introduced a new generation of environmental and social performance standards, helped create a sustainability index in Brazil, and began a pilot initiative in the Democratic Republic of Congo, a post conflict nation in the heart of Africa.

The challenge for IFC is to carry its proud legacy and important role into the future. This is a role that combines commercial discipline and development impact, that combines the time-tested wisdom of an experienced investor with the willingness to pioneer new development solutions, and that combines tangible, measurable progress with that most intangible of qualities, leadership.

The success we see today is not necessarily the result of recently adopted policies. In many cases, it results from the hard work and difficult decisions made five, 10, or even 20 years ago. Working with such a talented and dedicated staff gives me great pride. I look forward to leading this institution into its second half-century and to building on our admirable track record of expanding private sector opportunities throughout the developing world.

Lars H. Thunell
Executive Vice President
June 30, 2006

IFC'S MANAGEMENT GROUP



Lars Thunell
Executive Vice President



Dorothy Berry
Vice President
Human Resources and Administration



Declan Duff
Vice President
*Industries**



Javed Hamid
*Senior Advisor**



Farida Khambata
Vice President
*Asia and Latin America**



Michael Klein
Vice President
Private Sector Development and IFC Chief Economist



Edward Nassim
Vice President
*Europe, Africa, and the Middle East**



W. Paatii Ofosu-Amaah
Vice President and Corporate Secretary



Nina Shapiro
Vice President
Finance and Treasurer



Jennifer Sullivan
General Counsel

PHOTOS KATHERINE LAMBERT

**Titles effective as of July 1, 2006*





GSA MICHUCI

Producing insecticide-treated bed nets in Tanzania. Bed nets help stop the spread of malaria.

INCREASING IMPACT

IFC is the largest multilateral provider of financing—loans, equity, risk management, and structured finance products—in the developing world. At its founding in 1956, IFC was the first institution of its kind, operating on commercial principles yet wholly owned by its member countries (31 then, 178 today). By the mid-1950s, World Bank lending to governments had helped strengthen the public sector in many essential ways. But the private sector deserved a similar focus because it offered a strong potential to create jobs, build skills, and raise living standards.

This has been IFC's challenge for the last half century. We work shoulder-to-shoulder with outside investors, putting our money at risk alongside theirs to support promising business projects that might otherwise go unfinanced. To ensure market discipline, we work with clients on market terms. We earn a profit while contributing to sustainable development, supporting our private sector clients while remaining fully accountable to our shareholders. Given the immense need for private sector development, we also work in partnership with other development, nonprofit, financial, and private sector institutions.

Over the past 50 years, we have committed $56 billion of our own funds and arranged over $25 billion in syndications for 3,531 companies in 140 developing countries. IFC has been at the forefront of domestic capital market development, helping introduce new asset classes by structuring collective investment vehicles for emerging markets, expanding the availability of trade and housing finance, disbursing local currency loans, and becoming the first multilateral to issue bonds in many markets. We regularly invest in major projects that become cornerstones of job creation and macroeconomic growth in developing countries, and through our commitment to sustainability we help these projects increase their positive impact on the environment and local communities.

We invest in projects that become cornerstones of job creation and macroeconomic growth.

Over the past 20 years, we have provided over $1 billion worth of technical assistance and advisory projects—funded primarily through the generosity of donor nations—and we now employ more than 800 staff members for technical assistance.

Today we are building on our solid track record of investments and private sector advisory work to increase our impact. IFC has set ambitious growth goals, focusing on progress in key areas:

- Strengthening our focus on countries and regions where needs are greatest
- Building long-term partnerships with emerging global players
- Ensuring environmental and social sustainability
- Promoting private sector growth in key sectors, including infrastructure
- Supporting the development of local financial markets

To manage this expansion of our scope and capabilities successfully, we are adding staff in our field offices. This allows us to be closer to our clients in the markets where IFC financing, expertise, and innovation are most needed.

IFC'S DEVELOPMENT PARTNERS

IFC is the world's largest private sector development corporation, but our impact draws on our collaboration with key partners, including regional development banks, the development aid arms of many of our member country governments, and the full range of international financial institutions.

> Given the immense need for private sector development, we work in partnership with other development, nonprofit, financial, and private sector institutions.

For example, staff from our multidonor facility, the Private Enterprise Partnership for Africa, are implementing technical assistance programs for the African Development Bank. These efforts target small businesses and female entrepreneurs throughout Sub-Saharan Africa. We also invest in projects across the region in cooperation with other bilateral and multilateral institutions. They include the European Investment Bank and the private sector development entities of individual countries, such as Proparco of France.

For larger, more complex investment transactions, we take a structured approach to coordinating with other institutions, such as the European Bank for Reconstruction and Development. For many projects, we actively compete with other financial institutions.

We also work with foundations and charitable organizations on a variety of initiatives, focusing on partnerships related to environmental sustainability, health and education, rural development, and social entrepreneurship. We are developing opportunities for foundations to use our extensive network of on-the-ground technical assistance providers to help implement and monitor projects.

The collaboration of our donor partners is integral to our success, and we are grateful for their support. Donor funds supported programs in more than 80 countries this fiscal year, making it possible to help developing countries attract private sector investment and build strong enterprises that drive growth, create jobs, and free people from poverty.



COURTESY OF CHINDEX INTERNATIONAL



MICHAEL HIGGINS

INVESTMENTS IN FRONTIER MARKETS UP 20 PERCENT

Investment projects in frontier countries—typically those with low per capita income, severe economic challenges, or political instability—represented more than a quarter of IFC's commitments this year, although projects are typically smaller in the least-developed economies. We made $1.5 billion in commitments in frontier markets during FY06, a 20 percent increase over the previous year.

IFC has substantially increased its investments and technical assistance in Africa and the Middle East. Our focus is on financial market development and on improving governance and the investment climate, in an effort to maximize impact in these countries. In countries with more developed financial markets, IFC focuses on underserved niches, such as microfinance and financing for small and medium enterprises.

As a result of our expanded capabilities in Sub-Saharan Africa, commitments there grew to $700 million in FY06 from only $140 million three years before. Much of our activity in the region has been in trade, housing, and small business finance.

In the Middle East and North Africa, historically a region where IFC's operations have not expanded rapidly, commitments more than doubled this year. This investment growth was accompanied by enhanced capacity to deliver technical assistance in the region, with a 50 percent increase in the number of staff for these projects. This work included a substantial expansion in corporate governance projects.

STRENGTHENING OUR FOCUS WHERE NEEDS ARE GREATEST

	FY06	FY05
Commitments in Sub-Saharan Africa	$700 million	$445 million
Commitments in micro, small, and medium enterprises*	$ 1.6 billion	$ 1.1 billion
Total commitments in frontier countries**	$ 1.5 billion	$ 1.3 billion

These commitments include: direct MSME borrowers; financial institutions with MSMEs as more than 50 percent of their business clients; and any other investments that explicitly target MSMEs as primary beneficiaries.

*** Frontier countries are low-income (World Bank income category) or highest-risk (Institutional Investor rating of 30 or less) countries. Twenty percent increase in commitments in frontier countries is based on unrounded numbers. Actual commitments were $1,536 million and $1,277 million for FY06 and FY05, respectively.*

FOSTERING PRIVATE ENTERPRISE IN DIFFICULT ENVIRONMENTS

IFC in the 1990s: Investing in Mozambique

IFC often serves as a catalyst, mobilizing new private capital for countries that investors would otherwise consider too risky, as our early investment in Mozal, an aluminum smelter in Mozambique, illustrates. IFC support of $110 million in financing for the first phase in 1997 was crucial to the $1.3 billion project, the first major foreign investment in Mozambique. The resulting business has created well-paying jobs and encouraged others to invest in a poor country still recovering from a devastating civil war.

Mozal, which was IFC's largest single investment up to that time, has had a positive impact on Mozambique's economy. By 2001, it generated 55 percent of the country's exports and accounted for about 8 percent of its GDP. During a second phase of the project in 2001, IFC provided an additional $25 million. We also supported Mozal's HIV/AIDS programs and helped the company expand its sourcing from small local businesses.

We continue to invest in difficult environments today, in places such as Afghanistan, the Democratic Republic of Congo, and Iraq, where the need for private sector development is greatest but financing is scarcest.


Mozal Smelter
Expansion Project
Construction
ANTOINE COURCELLE LABROSSE

INVESTMENT CLIMATE INITIATIVES

In general, IFC faces two obstacles to expanding our impact: the investment climate and the absorptive capacity of markets. We are addressing these impediments by increasing our advisory role with governments that seek to establish a more robust private sector. Efforts include greater collaboration with the World Bank, as well as technical assistance and advice on privatization.

For example, IFC launched the Private Enterprise Partnership for Africa this year. The partnership is designed to coordinate investment climate initiatives in Sub-Saharan Africa and integrate technical assistance with our investment operations. It concentrates on streamlining business start-up procedures and tax regimes, improving private sector property rights and access to finance, and developing alternative forms of financing for small businesses.

PEP Africa is based on our successful Private Enterprise Partnership in the former Soviet Union, which has been working since 2000 with donor support to strengthen financial sectors, introduce international standards of corporate governance, simplify business regulations, and link small businesses into supply chains of large enterprises. IFC has mobilized $915 million in investment, helping create over 30,000 new jobs and 160 new businesses in 10 countries. Lessons learned here have influenced our approach to technical assistance across the globe, including our commitment to integrating technical assistance and investment work to achieve broad and lasting economic development.

> IFC's investment commitments to firms in the Middle East and North Africa more than doubled this year. Our commitments in Sub-Saharan Africa increased nearly 60 percent.


COURTESY OF AGD

GROWTH IN INVESTMENTS AND TECHNICAL ASSISTANCE FOR EMERGING GLOBAL COMPANIES

IFC's global presence and expertise allow us to support companies in emerging markets that want to invest in other developing nations—one of the fastest-growing segments of foreign direct investment. In addition to providing financing to companies as they grow, we can help clients improve their business practices and raise their environmental, social, and corporate governance standards. In fact, our involvement in such investments has grown steadily for the past three years, reaching $673 million in FY06. More than 63 percent of these south-south projects were with repeat clients, including our support for a new cellular telephone network in Afghanistan.

Investments like these are made possible, in part, by moving more IFC staff and resources to local field offices, where they are closer to and more engaged with new and long-standing clients. In fact, the most recent annual survey of our clients indicates that the prospect of long-term partnership remains one of the top reasons clients come to and stay with IFC.

We have the greatest impact when we help clients with value-added services, such as our support to increase the sustainability of their businesses, in addition to providing innovative financial products. IFC's ability to help companies adapt and prosper in changing environments is another important advantage that clients cite.

CORPORATE GOVERNANCE

Corporate governance assessments are an essential part of IFC's efforts to help emerging firms achieve best practices and grow. They also provide long-term protection for our interests and those of other minority shareholders in equity investments.

Corporate governance is an essential tool for companies seeking to

BUILDING LONG-TERM PARTNERSHIPS

	FY06	FY05
Domestic sponsors as percentage of total number of commitments	63%	66%
South-south commitments*	$673 million	$484 million

** Investment commitments for companies based in emerging markets that are investing in other developing nations.*

ARGENTINA'S AGD RECEIVES IFC CLIENT LEADERSHIP AWARD



COURTESY OF AGD

Each year IFC presents a Client Leadership Award to recognize a highly successful corporate client who, in line with IFC's mission, has made a significant contribution to sustainable development. This year's award goes to Aceitera General Deheza, a leading agribusiness group in Argentina and an IFC client since 1986.

AGD is the country's largest family-owned exporter of oilseeds and related products; in its 2006 fiscal year it had revenues exceeding $1.6 billion and more than 2,250 employees. It is one of the most profitable companies in its sector and has remained successful despite a challenging investment climate and severe economic crisis. Primarily because of AGD, a large network of farmers and intermediaries in rural areas continues to grow and prosper.

AGD has also increased its global competitiveness, aided by IFC loans and equity investments. This includes a $100 million long-term financing package in 2001–2002, when Argentine companies could not access normal trade financing lines. IFC also invested in projects sponsored by AGD and its partners to improve the country's export infrastructure and develop the oilseed processing industry. By improving the railway system, building a state-of-the-art port, and increasing inland storage capacity, AGD has reduced transportation and handling costs, benefiting the entire supply chain.

AGD is a good corporate citizen in the city of General Deheza, the site of its main plant. It provides support to local schools and collaborates with organizations that provide general health services, social assistance to senior citizens, and care for disabled children. The company provides ongoing training to staff and secures medical insurance for all employees and their dependents.

The success of AGD shows the difference a single company can make, not just in building a business but in supporting a community, a sector, even a country—and in opening markets. IFC is proud to be AGD's partner for the long term.

avoid corrupt business practices. IFC's technical assistance to companies from more than 80 countries on board practices, shareholder rights, internal control environments, transparency, and disclosure has made us a leader on corporate governance in emerging markets. In the past decade, IFC has shared its expertise through major projects in Azerbaijan, China, Georgia, Russia, and Ukraine. We have also sponsored corporate governance forums in East Asia and Latin America. Our corporate governance materials are used in 75 law and business schools worldwide, where they educate the next generation of businesspeople about the value of strong corporate governance.

In addition to this private sector assistance, IFC advises governments, regulators, stock markets, and institutes of directors on corporate governance. We substantially expanded our support for such programs this year in the Middle East, doubling our staff for these efforts and launching new initiatives in Egypt (see page 76) and Pakistan.

IFC supports companies in emerging markets that want to invest in other developing nations—one of the fastest-growing segments of foreign direct investment.



AGUS DIALANI

IFC technical assistance benefits furniture producers using sustainable wood sources in Java, Indonesia.

NEW GENERATION OF SUSTAINABILITY STANDARDS INTRODUCED

IFC has established a leading role in several areas of sustainability, in particular through our environmental and social standards, which we have recently strengthened (see page 31). Sustainability underlies the efforts of companies and financial institutions to build better businesses, as well as IFC's ability to support long-term development impact. Other international financiers have followed our lead by adopting the Equator Principles, which have been revised based on IFC's standards. These banks together supply more than 80 percent of all project finance lending in developing countries, and they will apply the revised principles to privately financed projects in all industry sectors with a capital cost of $10 million or more. This makes the Equator Principles—and by extension IFC—the de facto global standard for environmental and social performance in project finance. IFC, in partnership with the Equator banks, also promotes adoption of the principles by other institutions, including bilateral and multilateral agencies.

EXTRACTIVE INDUSTRIES

Demand for IFC's financing and social and environmental expertise has intensified in extractive industries as high prices for oil and minerals have led to increased investments. Our combined commitments and syndications in this sector more than doubled this year, to $671 million from $314 million in FY05, with marked growth in financing for small and local investors. At the same time, IFC's investments in renewable and natural gas energy projects increased. We are making considerable progress in extending our leadership position in the sustainable development of extractive industries, where governance issues are of utmost importance. The World Bank Group is working with 20 countries to implement the Extractive Industries Transparency Initiative, supporting improved governance in resource-rich countries through the full publication and verification of company payments and government revenues from the oil, gas, and mining industries.

LEADING THROUGH SUSTAINABILITY

	FY06	FY05
IFC commitments in sustainable energy*	$393 million	$221 million
Total investment in sustainable energy leveraged by IFC's commitments	$ 1.8 billion	$832 million

* *Estimated portion of IFC's investments that correspond to the percentage of total project cost represented by renewable energy or energy-efficient project components.*

SUSTAINABLE DEVELOPMENT IN EXTRACTIVE INDUSTRIES

Engaging, empowering, and building the capacity of local communities is critical not only for the success of investments in extractive industries but also for sustainable development beyond the life of the well, pipeline, or mine.

IFC has committed $10 million to improve the long-term development impact of extractive industry projects on local communities. The Community Development Facility's initiatives include capacity building for stakeholders, community foundations, and those involved in local and regional governance; development of local suppliers and small businesses; and programs on the environment, gender, and HIV/AIDS.

In Guatemala, for example, the program is funding a community-based monitoring committee, representing a broad array of stakeholders, to monitor the environmental impact of the Marlin mine. This effort is expected to serve as a model for constructive dialogue between local communities and the extractive industries throughout Guatemala. Recently, the program was awarded a prize by the Latin American Mining Organization as the region's most innovative effort to integrate a mining operation with its local communities.


COURTESY OF CITIZENS DEVELOPMENT CORPS INTEGRATED COMMUNITY DEVELOPMENT PROJECT

These small business owners received microfinancing through a community project supported by the Marlin Mine in San Miguel, Guatemala.

Knowing what governments receive, and what companies pay, is a critical first step to holding decision-makers accountable for the use of those revenues. Our investments in this sector reflect our support for greater transparency and sustainability.

- During fiscal year 2006, IFC committed to acquire a 5 percent equity stake in Simfer in Guinea, a subsidiary of Rio Tinto, which has committed to full local disclosure of all payments made to governments. IFC's financing will support a feasibility study on mining of high-grade iron ore in eastern Guinea. Guinea's government formally accepted the principles of the Extractive Industries Transparency Initiative in 2005 and published an unaudited account of government revenues from the mining sector in March 2006.
- To support sustainable extractive projects, we committed $6 million this year to the Asian Lion Fund, which will make early-stage equity and equity-related investments in small to medium mining and exploration projects in Africa and Asia. The fund will ensure that companies in its portfolio comply with IFC's environmental and social policies and performance standards. Early-stage adoption of these standards will facilitate compliance as projects move into the construction and production phases.

To improve the long-term development impact of oil, gas, and mining projects, we committed $10 million for environmental, social, and community programs.

EMPOWERING WOMEN ENTREPRENEURS

IFC integrates gender issues throughout its operations and helps leverage the untapped potential of women in emerging markets. Our Gender Entrepreneurship Markets initiative focuses on expanding access to finance for women, adding value to IFC investment projects, and undertaking assessments at the request of governments to address gender-specific barriers to women's full participation in private sector development, with primary emphasis on Africa and the Middle East. This year, for example, we provided a $15 million line of credit and technical assistance to help Access Bank in Nigeria deliver financing to female entrepreneurs.



IFC's advisory services helped Samoa's government find a new private sector partner to continue the operations of a publicly owned airline.

DEMAND FOR PUBLIC-PRIVATE PARTNERSHIP ADVICE GROWING RAPIDLY

As a private sector development institution and a member of the World Bank Group, IFC has a unique capacity to structure private participation in infrastructure projects in a way that balances commercial viability with the public good. Demand for IFC's advisory support has grown 150 percent in the past three years, with the number of advisory mandates rising to 30 at the end of FY06 from 12 three years before. This activity is most concentrated in Africa and the Middle East.

Such mandates, which often follow sector reform work by the World Bank, typically lay the groundwork for subsequent private investments. IFC's advisory teams work to help structure projects with a public component. Recent work includes a cross-border railway concession in Kenya and Uganda, where IFC has advised on the tender and bidding process, while World Bank lending is supporting resettlement and restructuring of the railway's workforce. We also advised the Philippine government this year on privatization of the off-grid power supply and the governments of Cameroon and Samoa on the partial sale of state-owned airlines.

INFRASTRUCTURE INVESTMENTS

Infrastructure improvements are a critical need in the developing world. Millions of lives are threatened every day by lack of clean water or safe sanitation. Untold numbers of businesses suffer because they lack reliable power for industrial

ADDRESSING CONSTRAINTS TO PRIVATE SECTOR GROWTH IN INFRASTRUCTURE, HEALTH, AND EDUCATION

	FY06	FY05
Commitments in information and communication technologies	$366 million	$200 million
Commitments in infrastructure	$955 million	$599 million
Commitments in health and education	$126 million	$ 81 million
Commitments in subnational projects	$ 52 million	—
Number of advisory mandates to increase private sector participation in public infrastructure services	30	25

INFORMATION TECHNOLOGY FOR NIGERIAN UNIVERSITIES

IFC's support has helped SocketWorks Limited offer services the private sector was unable to provide. This includes automating administrative processes at 10 Nigerian universities and providing 150,000 university students with access to online study tools, including offshore libraries. With the help of a local currency loan equivalent to $2.5 million and continued technical assistance from IFC, SocketWorks is expanding to another 14 universities in Nigeria, doubling the number of students it will serve, and is planning to expand to other parts of Africa.

Because SocketWorks signs long-term agreements with universities, usually for a period of 10 years, it needed longer-term financing than is generally available to private sector companies in Nigeria. The company agrees to equip and maintain an IT facility at a university with essential infrastructure, such as power generators, air conditioning, electrical wiring, equipment, and software for the period of the agreement. It provides computers equipped with SocketWorks' CollegePortal technology to the university's staff and faculty, delivers software training, and enters the university's data into its databases. When students pay their tuition via Nigeria's banking system, the amount includes about $20 toward SocketWorks' services.

IFC has been providing technical assistance to SocketWorks since 2003. Besides strengthening management capacity and improving corporate governance, this is helping the company expand its product offerings and take its business model to other parts of Africa. The firm recently established a 51 percent-owned subsidiary in Sierra Leone.


COURTESY OF SOCKETWORKS

processes or the infrastructure necessary to get goods to markets.

IFC's commitments for infrastructure increased more than 50 percent in FY06, compared with the previous year. Totaling $955 million, they represent almost 15 percent of total commitments this year. This growth reflects our efforts to engage earlier with infrastructure companies that are exploring project opportunities.

SUBNATIONAL FINANCING

Greater decentralization of government services in our member countries has given the World Bank Group a new opportunity to help at the municipal, state, and provincial levels. IFC's Municipal Fund, established in 2003, is the first phase of the World Bank Group's response to the demand for lending to local governments without a sovereign guarantee. During FY06, IFC committed $52 million for subnational projects in such countries as Guatemala, Mexico, and South Africa. Because IFC's Municipal Fund projects have had a significant development impact, we are increasing support in this area and pursuing additional opportunities.

HEALTH AND EDUCATION

The Corporation's commitments to health and education projects rose more than 50 percent over the past fiscal year, to $126 million. In these sectors, IFC continues to build on its experience with financing for capital expenditures on hospitals, schools, and universities, as well as technology-assisted education services. We seek to support institutions that introduce market innovations, demonstrate best practices, and are aligned with public sector objectives.

IFC is exploring innovative ways to promote student financing initiatives and is supporting private companies that work directly with public institutions to provide much-needed services. Ongoing projects include the private provision of distance education technology to make medical training available to nurses in public hospitals throughout China.

IFC seeks to use its experience in private health and education—unique among bilateral and multilateral development institutions—to establish itself as a center for networking and information among private institutions and investors worldwide. This year, IFC and China's finance ministry organized a conference on public-private partnerships in education and a workshop on technical and vocational education and training. We also held our second International Forum for Investment in Private Higher Education, with representatives of 135 institutions from 30 countries attending.





TOREK FARHADI

DEVELOPING LOCAL FINANCIAL MARKETS INCREASES ACCESS TO FINANCE

Development of well-functioning financial markets is essential for successful, sustainable economic growth, and IFC's financial sector investments, up 13 percent to $2.5 billion in FY06, represent the largest component of our portfolio. Banks are some of our most important partners in all regions, but central to IFC's developmental mission is a full range of financial institutions: leasing companies, stock markets, credit rating agencies, venture capital funds, and microfinance institutions.

FINANCIAL SECTOR TECHNICAL ASSISTANCE

At the end of FY06, IFC's financial sector technical assistance activities included 133 projects. Our work in this area includes technical help for financial institutions and assistance in improving financial infrastructure, such as market development for bonds and securities. For example, a successful project to increase access to finance in Indonesia this year helped more than 150 small and medium enterprises obtain the equivalent of $10.5 million in new loans from local banks. IFC also helps build the financial infrastructure necessary for expanding access to finance through both direct investments and technical assistance. This year we helped develop credit bureaus in 38 countries worldwide through the donor-funded Global Credit Bureau Program.

SUPPORT FOR FINANCIAL INTERMEDIARIES

In emerging markets and frontier countries, the banking sector generally

SUPPORT FOR LOCAL FINANCIAL MARKETS

	FY06	FY05
Total financial sector commitments	$ 2.5 billion	$ 2.2 billion
Commitments in housing finance	$586 million	$565 million
Commitments in local currency	$ 1.3 billion	$820 million
Number of technical assistance and advisory services in financial sector	133	135

IFC IN THE 1980s: THE EMERGING MARKET GROWTH FUND

In the 1980s, while trying to interest investors in a "Third World Investment Fund," IFC coined the phrase "emerging markets," and the term's broad acceptance has paralleled the growth of a new asset class. At the time, many investors viewed the infant stock markets of the developing world as highly speculative, given these markets' weak trading infrastructure and poor regulation. In 1984, IFC organized and co-underwrote a $60 million single-country fund for Korean equities, which was brought to market despite skepticism from Wall Street. A smaller fund for Thailand soon followed, along with ongoing IFC technical support to help build stock markets throughout the developing world. Teaming up with a respected asset management company, the Capital Group, IFC then put its own money at risk in a global fund. This helped bring an early set of pension funds and insurance companies into a globally diversified $50 million vehicle, the Emerging Market Growth Fund.

Together, these steps helped give rise to a new industry, one that 20 years later invests more than $60 billion a year in stocks and bonds from developing countries. In the process, this massive source of new private capital has strengthened companies in the developing world, lifted them onto the international financial stage, and helped create jobs and reduce poverty.

constitutes the bulk of the formal financial system. IFC works to strengthen banks by providing them with adequate capitalization, sufficient management capabilities and infrastructure, and strong corporate governance practices. We invest in banks in developing member countries that are financially and commercially sound as well as environmentally and socially sustainable.

Microfinance programs can play a key role in stimulating business activity, especially in areas where there is little or no access to formal credit institutions. To reach the largest number of micro and small enterprises, we provide support to microfinance institutions and encourage commercial banks to develop lending services for small businesses. At the end of FY06, investments to support financing for micro, small, and medium businesses represented 60 percent of IFC's financial markets commitments. Microfinance commitments increased during the year to $132 million. As of December 31, 2005, microfinance institutions supported by IFC had outstanding portfolios of about 2.5 million loans totaling $4.1 billion. Our microfinance investments typically combine financing with technical assistance.

IFC's microfinance portfolio includes 74 institutions. 2.5 million borrowers have outstanding loans averaging $1,600 from these lenders.

Overall commitments targeting small and medium enterprises rose to $1.4 billion by the end of FY06.

LOCAL CURRENCY FINANCING

About 20 percent of our commitments this year were in local currencies. We promote local currency financing through structured finance products and derivative-based local currency products. Local currency financing helps domestic borrowers match assets and liabilities and eliminates the risk associated with borrowing in a foreign currency. We offer local currency loans and hedges in any currency for which we can hedge local currency loan flows back into U.S. dollars. To expand our ability to offer this financing, we are developing derivative-based products for local currencies in Sub-Saharan Africa and are seeking approval to provide these products in China, Pakistan, and Ukraine.


In Beijing this year, IFC issued the first-ever panda bond by a multilateral institution, supporting the development of China's capital markets.

REPORT ON OPERATIONS

IFC is the largest provider of multilateral financing for private sector projects in the developing world. In FY06, we committed $6.7 billion in funds from our own account and mobilized an additional $1.6 billion through syndications and $1.3 billion through structured finance. Based on the total costs of the private sector projects we helped finance this year, each $1 in IFC commitments for our own account resulted in an additional $2.88 in funding from other sources.

Altogether, we supported 284 investment projects in 66 countries. We also approved over 400 new technical assistance programs, primarily to strengthen the technical expertise of firms and improve the environment for and sustainability of private sector operations.

IFC has been consistently profitable since 1956. Businesses must create profits to generate jobs and wealth, and IFC's financial results reflect the success and growth of enterprises in emerging markets around the world.

Our operations contribute to economic, financial, environmental, and social sustainability in emerging markets. This year nearly a quarter of our commitments were in low-income or high-risk countries, demonstrating the viability of private enterprise even in difficult environments.

We also introduced new programs and products to meet the needs of businesses and entrepreneurs, made important strides toward measuring our success in enhancing development, and introduced new standards that require our client companies to adopt social and environmental risk management as an integral part of their operations.

IFC'S FINANCIAL PERFORMANCE HIGHLIGHTS
(U.S.$ millions)

	FY06	FY05
Client services—operating income	$1,231	$1,759
Loan—operating income	106	323
Equity/quasi-equity—operating income	1,318	1,425
Non-investment advisory services	(16)	(8)
Expenditures for technical assistance and performance-based grants	(90)	(38)
Corporate charges and other	(88)	57
IFC treasury services—operating income	178	194
IFC operating income	1,409	1,953

OVERVIEW OF FINANCIAL RESULTS

IFC's performance for FY06 continued its recent strong trend. Income after expenditures for technical assistance and performance-based grants (operating income) was $1.4 billion in FY06, a decrease of $544 million when compared with FY05's record results. Operating income comprises revenue from client services operations (primarily corporate and project finance) and income from treasury services, after administrative expenses. Overall, our operating return on average net worth was 13.7 percent in FY06, compared to 22.6 percent in FY05.

Net income reported for FY06, including losses on non-trading financial instruments, was $1.3 billion, compared with $2 billion for FY05. While income and fees from loans, capital gains, and dividends from equity investments all increased in FY06, net income declined. This was because of relatively small loan loss provisioning in FY06 as compared with FY05, and nonrecurring income in FY05 from changes in the carrying value of equity investments.

IFC's liquid asset portfolios outperformed their respective benchmarks and earned a positive return for the year. Income from liquid assets, net of allocated funding cost, amounted to $178 million, including $92 million of spread income from market-funded liquid assets, as compared to $194 million and $124 million, respectively, in FY05.

New investment commitments for IFC's account amounted to $6.7 billion in FY06, including $588 million in signed guarantees. This represents an increase of 25 percent compared to $5.4 billion in FY05, when new investment commitments for IFC rose 13 percent from $4.8 billion. IFC also mobilized an additional $2.8 billion through loan participations and structured finance in FY06. The disbursed outstanding investment portfolio stood at $13.4 billion on June 30, 2006, compared with $12.3 billion on June 30, 2005. To achieve this operational growth, the Corporation's regular administrative expenses increased as well. Actual regular administrative expenses rose 17 percent to $472 million in FY06 compared to an increase of 15 percent to $404 million in FY05.

Businesses must create profits to generate jobs and wealth, and IFC's financial results reflect the success and growth of enterprises in emerging markets around the world.

INVESTMENT ACTIVITY

INVESTMENT AND PORTFOLIO ACTIVITY

IFC's committed portfolio, including off-balance sheet guarantees and risk management products, increased by 11.9 percent to $21.6 billion on June 30, 2006, from $19.3 billion at the end of FY05. Nearly 76 percent of the committed portfolio was in loans amounting to $16.4 billion, and 18 percent was in equity investments amounting to $3.9 billion. Guarantee products of $1.2 billion accounted for 5 percent of the committed portfolio, and risk management products of $159 million accounted for almost 1 percent. In addition, IFC held and managed for participants $5.1 billion in loans it had syndicated. At the end of FY06, the committed portfolio included loan and equity investments, risk management products, and guarantees in 1,368 companies in 112 countries. Nearly a quarter of these investments were for projects in low-income or high-risk frontier countries.

The net increase in committed portfolio was $2.3 billion after taking into account new commitments, repayments, sales, cancellations, prepayments, write-offs, and translation adjustments. Loan principal repayments and prepayments totaled nearly $2.8 billion, and $539 million in equity investments were sold or redeemed.

The total disbursed portfolio for IFC's own account increased to $13.4 billion at the end of FY06, from $12.3 billion at the end of FY05. During the fiscal year, the disbursed loan portfolio grew by 9 percent, while the disbursed equity portfolio grew by 10.2 percent.

COMMITMENTS AND DISBURSEMENTS

New commitments for IFC's own account were concentrated in Europe and Central Asia (31 percent), Latin America and the Caribbean (26 percent), and East Asia and the Pacific (15 percent). Our commitments in Sub-Saharan Africa and in the Middle East and North Africa together represented 20 percent of total FY06 commitments, up from 14 percent in FY05. South Asian commitments represented 8 percent of this year's total.

The business sectors with the highest volume of new commitments were finance and insurance with 38 percent, followed by utilities with 8 percent.

Disbursements for IFC's own account in FY06 were $4.4 billion, up from $3.5 billion in FY05. Loan disbursements were $3.7 billion, and equity disbursements were $711 million. IFC also disbursed $1.3 billion on behalf of financial institutions participating in its syndicated loans.

Through structured finance transactions, we mobilized $1.3 billion this year with commitments of $327 million.

LOANS AND INTERMEDIARY SERVICES

We finance projects and companies through loans for our own account, generally for seven to 12 years, though some loans have been extended for as long as 20 years. We also make loans to intermediary banks, leasing companies, and other financial institutions for further on-lending, for example, to small and medium enterprises. IFC extends loans in both major and local currencies, depending on the needs of our clients, and we hedge against currency risk by using swap-based instruments.

In FY06, we made commitments for $5 billion in new loans. Interest and financial fees from loans (including guarantee fees) increased 22 percent in FY06 to $807 million, from $660 million in FY05.

Total reserves against losses on loan investments decreased to $898 million in FY06, representing 8.3 percent of the disbursed loan portfolio, down from 9.9 percent in FY05. The decrease was due to a $210 million reduction in specific loan loss reserves, after write-offs of $111 million, and a $120 million increase in general loan loss reserves.

SYNDICATED LOANS

IFC's syndicated loan program helps commercial banks and other financial institutions participate in private sector projects in developing countries. These loans are a key part of our efforts to mobilize additional financing and increase development impact. IFC is the lender of record for syndicated loans; the other financial institutions share fully in the commercial credit risk of projects while benefiting from IFC's preferred creditor status.

New syndicated loans, $1.6 billion this fiscal year, increased nearly 50 percent from the previous fiscal year. About half were for projects in Latin America and the Caribbean, with the remainder in Asia and Europe. Projects in the general manufacturing, infrastructure, and oil and gas sectors accounted for approximately three quarters of FY06 syndications.

EQUITY AND QUASI-EQUITY

IFC risks its own capital by buying shares in project companies, other project entities, financial institutions, and portfolio or private equity funds. Equity investments provide the long-term developmental support that entrepreneurs and private enterprises most need, with long-term risk assumption as well as participation in gains. Equity investments also provide opportunities to support reforms, particularly in corporate governance.

We generally subscribe to between 5 and 20 percent of a company's equity. We are long-term investors and usually exit by selling shares, either in a trade sale or, if liquidity permits, in a capital market following a public offering. We also invest in quasi-equity instruments, which may have either debt or equity characteristics. Our equity and quasi-equity investments are funded from IFC's retained earnings.

Income from our equity investment portfolio decreased 9 percent in FY06 to $1.2 billion. Capital gains realized on equity sales were $928 million in FY06, up from $723 million in FY05.

We changed our process of estimating impairment on equity investments in FY05 to a methodology based largely on fair value estimates. Equity investment impairment write-downs totaled $57 million in FY06.

STRUCTURED FINANCE

Structured finance products provide IFC's clients with cost-effective forms of financing that would not otherwise be readily accessible. Products IFC offers include partial credit guarantees, structured liquidity facilities, portfolio risk transfer, and participation in securitizations. These products allow IFC to use its AAA/Aaa credit rating to help clients diversify their funding sources, extend maturities, and obtain financing in their currency of choice.

In FY06, we continued to strengthen our presence in emerging markets, providing innovative structured finance

solutions to new and established clients, with a focus on transactions in local currencies. Important transactions this year included partial credit guarantees for municipalities in Guatemala, Russia, and South Africa. IFC provided innovative products that allowed each client to pursue infrastructure projects and contribute to the development of their respective local capital markets. We also offered structured risk sharing facilities on portfolios of local currency loans to microfinance institutions and small and medium enterprises in the Balkans, Madagascar, and Morocco.

We structured the first-ever mortgage-backed securitization in Mexican pesos, for a portfolio of residential mortgages aggregated by GMAC Financiera. In Russia, we credit-enhanced the first market-placed consumer loan securitization, which was issued by Russian Standard Bank. In Saudi Arabia, IFC also credit-enhanced the first true-sale securitization in the Gulf Cooperation Council countries; this was backed by residential mortgages originated by Kingdom Installment Company.

Other transactions in FY06 included risk-sharing structures that allowed us to mobilize local currency financing for clients in Brazil, China, Colombia, Hungary, and Peru.

LIQUIDITY MANAGEMENT

Liquid assets on the balance sheet totaled $12.7 billion on June 30, 2006, compared with $13.3 billion a year earlier. The majority of liquid assets are held in U.S. dollars, with small euro and Japanese yen balances held to support operational disbursements. Total liquid assets held are determined by the pace of new borrowings and disbursements within ranges consistent with IFC's AAA/Aaa credit ratings.

BREAKDOWN OF IFC PORTFOLIO

As of June 30, 2006 (U.S.$ millions)

	2006	2005
Committed loans and equity	$20,318	$18,108
Loans	16,407	14,781
Equity	3,912	3,327
Off-balance-sheet exposure (on risk management and guarantee products)	1,309	1,146
Total committed portfolio for IFC's own account	21,627	19,253
Total committed portfolio held for participants	5,079	5,283
Total disbursed portfolio	13,408	12,276
Total undisbursed portfolio	6,911	5,832

IFC COMMITTED PORTFOLIO, FY02 TO FY06

(U.S.$ millions)



For IFC's own account*
Held for others
$25,000
$20,000
$15,000
$10,000
$ 5,000
$ 0
FY02
FY03
FY04
FY05
FY06

* Totals for IFC's own account include risk management and guarantees


Natura
AGD
COURTESY OF AGD

CAPITAL AND RETAINED EARNINGS

IFC's net worth consists of retained earnings and paid-in capital. Our paid-in capital remains at $2.4 billion, while net income of $1.3 billion this year increased retained earnings to $8.7 billion. The Corporation's net worth at the end of FY06 was $11.1 billion.

IFC's capital adequacy ratio at the end of FY06, which includes paid-in capital, retained earnings (adjusted for accounting items that do not count as available capital), and general reserves compared with risk-weighted assets, both on- and off-balance sheet, stood at 54 percent. This is well above the policy minimum of 30 percent, defined under the capital adequacy framework adopted by the Board of Directors in May 1994. IFC's leverage ratio—outstanding borrowings and guarantees measured in relation to the sum of subscribed capital and retained earnings—was 1.5 to 1, well within the limit of 4.0 to 1 prescribed by the Corporation's financial policies.

IFC's paid-in capital, retained earnings, and general loan loss reserves constitute its financial capacity. This financial capital serves to support the existing business, accommodate medium-term growth opportunities and strategic plans, and provide a buffer to withstand shocks or crises in some member countries or more general market downturns, while retaining capacity to preserve our triple-A rating and play a countercyclical role.

IFC's current and projected capacity over the medium term is considered adequate for these purposes. Since fiscal year 2004, IFC has allowed for allocations from retained earnings for technical assistance programs; these are an increasing function of realized income.

FUNDING MANAGEMENT

IFC funds its lending activities by issuing bonds in international capital markets and has been the first multilateral, or among the first, to issue bonds in the local currencies of many emerging markets.

Most of the Corporation's investments are denominated in U.S. dollars, but IFC borrows in a variety of currencies to diversify access to funding, reduce borrowing costs, and develop local capital markets. Because most loans IFC makes are denominated in U.S. dollars on a floating-rate basis, most of our borrowings were swapped into floating-rate U.S. dollars. New borrowings in the international markets totaled $1.8 billion equivalent in FY06. We borrowed $1 billion through a global U.S. dollar borrowing. The balance was borrowed in a variety of other markets. See page 2 for a breakdown of IFC's FY06 borrowing by currency.

In October 2005, IFC launched a bond issue in the Chinese domestic market. The 1.13 billion renminbi ($140 million equivalent) 10-year bonds were placed with institutional investors in the national interbank market. This bond issue represents an important step for China's capital markets, facilitating expansion of the country's bond market and increasing access to capital for private companies.

About $55 million of our FY06 disbursements for technical assistance and advisory services was expensed from IFC's retained earnings through the Funding Mechanism for Technical Assistance and Advisory Services. Our donor partners provided additional funding. Pending Board approval, we plan to designate $230 million of retained earnings from FY06 for technical assistance and advisory work.

RISK MANAGEMENT

Our exposure to the 10 largest countries in our portfolio declined to 52 percent on June 30, 2006, from 57.4 percent at the end of FY00. IFC reviews exposures annually and, if necessary, sets additional controls if risks appear to be

concentrating. Guidelines for maximum exposure levels trigger reviews based on risk and absorptive capacity. Guidelines also influence sector exposures, obligor limits, and product limits.

Because IFC operates in high-risk environments, the Corporation's effectiveness and capacity to deliver sound development outcomes depend on its ability to manage various types of risks, including social, environmental, and corporate governance dimensions. Sustainable, long-term portfolio growth, increased transaction volume, and greater emphasis on operating in frontier countries and sectors all require a sharp focus on managing the risks posed by the changing profile of our operations.

Over the past few years, IFC has introduced a number of measures to improve our management of financial, operational, and enterprise risks. IFC has initiated a further review of its practices to enhance risk and control functions and to support the further decentralization of operations. The goal is a structure and processes that balance flexibility with control and allow adaptation to changing business conditions. To further consolidate risk management, a separate vice presidency for risk management was established, apart from portfolio operations, effective July 1, 2006.

The Corporation has traditionally prepared one set of financial statements and footnotes, complying with both generally accepted accounting principles in the U.S. and International Financial Reporting Standards. More information about specific financial and portfolio policies is included in Volume 2. Recently, it has not been possible to satisfy the requirements of both U.S. GAAP and IFRS through one set of financial statements, primarily due to differences in accounting rules for derivatives and hedging. IFC plans to resume presentation of its financial statements using IFRS in fiscal year 2008.

Euromoney magazine named IFC the Best Sovereign Supranational Agency Borrower in 2006 because of our pioneering work developing local bond markets.

PORTFOLIO MANAGEMENT

As part of its supervision efforts, IFC closely monitors compliance with investment agreements, visits sites to check on project status, and helps find solutions to problem projects. To strengthen portfolio supervision, we have portfolio management units in all investment departments, each under a portfolio manager. This structure helps identify problems and address them early on. An investment credit risk-rating system also supports this process. IFC ensures that banks participating in IFC loans are kept regularly informed of project developments, as part of close and continuing consultation.

Operational departments evaluate projects when difficulties arise. For projects with severe problems, our Special Operations Department determines appropriate remedial action. It seeks to negotiate agreements with all creditors and shareholders to share the burden of restructuring so that problems can be worked out while the project continues to operate. In exceptional cases, when the parties reach an impasse, IFC takes all necessary and appropriate measures to protect its interests.

IFC manages financial risks and exposures for its investment portfolio through market-based risk management instruments, tools, and strategies. These include instruments to perform hedging transactions on the IFC loan and equity portfolio as well as equity buyback strategies. All transactions and strategies share the goal of protecting the portfolio against downside risk.

IFC management determines specific reserves against loan losses on the basis of portfolio reviews and recommendations by the portfolio management units in the investment departments. The entire loan portfolio is reviewed quarterly. Management determines general

reserves using a Monte Carlo–based simulation technique. The Corporation's external auditors closely examine the recommendations, policies, and methods for determining the reserves against losses.

TECHNICAL ASSISTANCE AND ADVISORY SERVICES

IFC provides technical assistance and advisory services for the same reason as investment products: to promote sustainable private sector enterprises in developing countries. Through this work, IFC contributes to development where opportunities for investments may be limited. We are also uniquely placed to pioneer new business models that address social and environmental needs.

Our expenditures for technical assistance and advisory service work increased by more than 23 percent in FY06 to $134 million. Most of this work is in low-income or high-risk countries. About 40 percent of funding approved this year was for projects in Sub-Saharan Africa. We also focus on key business lines where we have a competitive advantage. Over 70 percent of approved funding was for projects advancing access to finance and improvements in investment climates.

This year, we restructured our assistance and advisory practices into five business lines that correspond with our operational strategy. This alignment provides greater focus to our technical assistance activities. It will leverage our existing knowledge and capacity and will improve our ability to replicate successful programs.

MEASURING IFC'S CONTRIBUTION TO DEVELOPMENT

Monitoring and evaluating development results are a critical part of IFC's processes. The independent evaluation system for our investment operations has been ranked best among multilateral development banks dealing with private sector operations.* Corporate, departmental, and individual goals and incentives are aligned with achievement of positive development results. To further incorporate measurement of development results into IFC's work, this year we introduced a new development outcome tracking system for investment operations. For each project, staff identify development result indicators during the project approval process. We then track achievement of these results, as well as financial, economic, environmental, and social performance, throughout the project cycle. In FY06, we trained over 1,200 staff in development results measurement and completed initial assessments of the development results of 1,100 projects in our investment portfolio.

We have implemented a similar approach for our technical assistance and advisory services, monitoring the development impact of all active projects. For a more rigorous assessment of impacts, we have designed experimental and control groups to measure success.

IFC'S TECHNICAL ASSISTANCE AND ADVISORY SERVICES

BUSINESS ENABLING ENVIRONMENT	VALUE ADDITION TO FIRMS	ENVIRONMENTAL AND SOCIAL SUSTAINABILITY	INFRASTRUCTURE	ACCESS TO FINANCE
• Diagnostic	• Corporate governance	• Sustainable energy	• Health and education	• Banking
• Policy and legislation	• Entrepreneurship	• Biodiversity	• Infrastructure	• Nonbank financial institutions
• Cross-border	• Business service providers	• Cleaner technologies and production		• Housing and property finance
• Subnational	• Small business linkages (supply chain)	• Sustainable investing		• Securities markets
• Industry-specific	• HIV/AIDS	• Social responsibility		• Microfinance
• Dispute resolution	• Gender			• Trade finance
• Business advocacy	• Direct assistance to small and medium enterprises			• Credit bureau
	• Grassroots organizations			• Insurance
				• Municipal finance
				• Sustainable finance

*Ranking was done by a consultant working for the Evaluation Cooperation Group of Multilateral Development Banks.

At a conference held this fiscal year, we shared key findings and lessons from these activities with staff, donors, and external evaluation experts.

IFC is committed to reporting on the development effectiveness of its activities. We will begin publishing development results annually, starting with our FY07 annual report.



COURTESY OF KARSTEN FARMS

NEW POLICIES ON ENVIRONMENTAL AND SOCIAL SUSTAINABILITY AND DISCLOSURE

This year, IFC completed a rigorous update of the policies and performance standards that we use to ensure social and environmental sustainability in all our investments. The new policies also resulted in an expanded commitment by IFC to disclose information to the public.

Updating our policies and standards gave us an opportunity to advance our own practices and provide greater clarity for an increasing number of interested stakeholders. It included our widest public consultation ever, to ensure that we responded to evolving expectations of the private sector's role in sustainability. The new standards reinforce our conviction that active management of social and environmental risks is an integral part of responsible investment and promotes the commercial success of our clients' enterprises. The revised framework consists of three parts:

- IFC's new sustainability policy defines the Corporation's responsibility for supporting project performance in partnership with clients.

- Environmental and social performance standards define our client companies' roles and responsibilities for managing their projects, as well as requirements for receiving and retaining IFC support. The standards include requirements to disclose information as an integral part of engaging with communities affected by projects.

- IFC's disclosure policy defines the Corporation's obligation to disclose information about its activities.

The new policies and performance standards are among the strongest environmental and social standards in the world. The standards strengthen requirements for community engagement and consultation, biodiversity protection, community and worker grievance mechanisms, use of security forces, and greenhouse gas monitoring. They add new requirements for community health, safety, and security; labor conditions; pollution prevention and abatement; integrated social and environmental assessments; and management systems.

IFC's new disclosure policy expands our responsibility to disclose corporate information to the public. It clarifies the balance between IFC's disclosure as a publicly owned institution working in the private sector and the business confidentiality of its client companies. The policy improves IFC's disclosure process and expands the types of information disclosed.

Our new environmental and social standards are stronger, better, and more comprehensive than those of any other international finance institution working with the private sector.


TED POLLETT

An IFC social and resettlement monitoring panel meets with members of a local community affected by the BTC Pipeline in Turkey.

INVESTING AND WORKING RESPONSIBLY

IFC is committed to promoting sustainable private sector development projects that are economically beneficial, financially and commercially sound, and environmentally and socially sustainable. We believe that sound economic growth is key to poverty reduction, that it is grounded in the development of entrepreneurship and successful private investment, and that an environment conducive to business is needed for such investments to thrive and contribute to improving people's lives. IFC screens projects to ensure not only that they are financially sound, but also that they meet IFC's stringent environmental and social performance standards, do not depend on subsidies or other distortions, and more generally benefit the host economy.

We see sustainability as an opportunity to drive innovation in new areas and to add value to our clients by helping them improve their business performance. Our advisory work includes a broad spectrum of approaches to catalyze change, including guidance to companies on corporate governance, HIV/AIDS, and gender issues. We also offer extensive support on community development, energy efficiency, and clean production and have a network of development facilities to assist small businesses in all emerging markets. All serve as a means of promoting sustainable private sector development—locally, regionally, and globally.

INVESTING RESPONSIBLY

IFC invests in enterprises majority-owned by the private sector in most developing countries of the world and operates on a fully commercial basis, sharing the same risks as other investors. We have to profit from our investments to remain financially sustainable as a development finance institution. Our equity and quasi-equity investments are funded from our capital and retained earnings, while for lending operations we carry out public borrowings or private placements in international financial markets. Our profits increase our capital and our ability to channel funds into higher-risk development projects and initiatives that promote sustainability.

IFC's exclusion list prohibits the financing of projects involving certain activities, production, or trade in specific goods. The list includes weapons and munitions; tobacco; radioactive materials; chemicals subject to international phaseouts or bans; ozone-depleting substances subject to international phaseout; gambling; wildlife or wildlife products regulated under the Convention on International Trade in Endangered Species; logging activities in primary tropical forests; and some types of drift net fishing.

To ensure that our investments are environmentally and socially sustainable, we updated our performance standards this year. Please see page 31 for more information.

FINANCING SUSTAINABLE ENERGY

IFC is developing new business models that stimulate private sector investment in sustainable energy. This is part of our effort to increase investments in renewable energy and energy efficiency and to help new products, including low-cost, clean energy alternatives, enter the marketplace. We expect to increase substantially our contribution to the overall World Bank Group target of 20 percent growth in this portfolio between fiscal years 2005 and 2009.

IFC is also playing an important role in the World Bank Group's effort to establish a framework for international financial institutions to accelerate investments in low-carbon energy systems and to increase climate change-related technical assistance to developing countries.

We invested in 21 projects with energy efficiency or renewable energy components this fiscal year, including a wind project in Brazil and our first investments for small hydropower projects in China and India. We lent $22 million for Yunnan Zhongda Yanjin Power Generation Co. Ltd. to build three small run-of-river hydropower stations in China with a total installed capacity of 78 megawatts. India Hydropower Development Company received $15 million for construction and acquisition of six small hydropower stations. IFC provided $160 million in financing for the 155-megawatt La Higuera hydropower project in the Tinguiririca Valley in Chile. The financing package included a $35 million senior loan, a $115 million syndicated loan for the account of participant banks, and a $10 million subordinated loan.

We also provide innovative mechanisms for energy efficiency. IFC introduced the China Utility-Based Energy Efficiency Finance Program this year, with support from Finland's government. Under this program, we provide partial risk sharing to commercial and industrial customers in China to support bank financing of energy equipment. Utilities working with us, including IFC client Xinao Gas, will provide these customers with cleaner energy.


PRANAB GHOSH

RIO DO FOGO WIND PROJECT

We supported the construction, operation, and maintenance of a 49.3-megawatt wind power park in Rio do Fogo in northeast Brazil with an equity investment of $5.5 million in Energias Renovaveis do Brasil Ltda (Enerbrasil) this year. Enerbrasil is a wholly owned Brazilian subsidiary of Iberdrola Energias Renovables, a leading renewable energy utility with about 3,600 megawatts of wind projects under management worldwide. Scheduled to begin operating in June 2006, the Rio do Fogo wind farm is expected to be Brazil's first large-scale wind power project to enter commercial operation.

Enerbrasil will sell all its output to Centrais Eletricas Brasileiras, Brazil's state-controlled electricity utility, under a 20-year power purchase agreement. Brazil has been a leading user of renewable energy resources, including hydroelectricity and alcohol-based vehicle fuels.

To stimulate greater use of electricity generated from nontraditional renewable energy resources such as wind, biomass, and small hydropower projects, Brazil launched a national program that supports such projects through sales contracts with the utility at higher tariffs than would otherwise be available in the market.

CARBON FINANCE

Capitalizing on our ability to assess and manage long-term project and credit risk in emerging markets, IFC launched a new product to guarantee delivery of carbon credits from projects in developing countries to companies and financial institutions in industrialized countries. Through credit enhancement, IFC will be able to help projects obtain a premium price for credits in the global carbon market, while eliminating delivery risk for carbon credit buyers.

We also have about $150 million under management in partnership with the government of the Netherlands through which we purchase emission reduction credits from projects eligible under the Kyoto Protocol's Clean Development and Joint Implementation mechanisms. In FY06, we concluded emission reduction agreements with three firms. EcoPower operates small run-of-river hydropower plants in Sri Lanka; Van der Wiel Stortgas recovers and flares methane gas from a landfill in Argentina; and Enercon India owns and operates wind farms.



TED POLLETT

A rainwater collector well system developed as part of a technical assistance program in Rajasthan, India, will reduce the distance local women will have to walk for water.

LISTENING TO OUR CLIENTS

IFC conducts an annual survey to obtain client companies' views on their experience of working with us. Each year, we send the survey to about a quarter of the clients in our portfolio. We survey most clients twice over the life of a project or corporate investment, thus obtaining feedback at different phases of a project that can help improve our client service. The survey is anonymous so that clients can provide honest feedback.

Client satisfaction with our overall service was 79 percent in 2005. Repeat clients, even more than first-time clients, appreciated our value-added services, such as environmental, social, and corporate governance advisory work. Although clients expressed increased satisfaction with IFC's responsiveness, half the respondents thought that IFC procedures were inefficient, and a majority reported that IFC is risk-averse.

WORKING RESPONSIBLY

Practicing sustainability in our headquarters in Washington, D.C., and in our field offices is an important part of living our mission and being consistent with what we ask of our clients. This



CULTURAL OUTREACH

IFC supports local communities where we work. In 1997, IFC moved into its new headquarters building in Washington, D.C., on a site that formerly housed a theater. IFC replaced this cultural outlet with a regular performing arts program that is free and open to the public, reaching about 2,000 members of the community each year. We host international musicians, dancers, theater, and film, using the performances as a starting point for educational workshops, lectures, and discussions. We also partner with other organizations to use performing arts to raise awareness of social issues.

means improving our environmental and social footprint, which encompasses the direct impacts from the operation of our buildings and daily work habits, as well as the relationship between IFC and the local communities in which we work and live.

Based on guidelines from the Global Reporting Initiative, recommendations by our own environmental experts, and an independent review conducted in 2002, we identified priority areas for the short and medium term that reflect the most significant impacts of our offices. These priority areas, which we actively managed, include: energy use, procurement, waste, paper consumption, electronics use, community outreach, diversity, and staff awareness and engagement. More information is available in the Corporation's *Sustainability Report*, available at *www.ifc.org/sustainability*.

LISTENING TO OUR STAFF

The World Bank Group conducts an anonymous staff survey every two years, from which IFC staff responses are tabulated separately. The survey seeks feedback on service to clients, teamwork, integrity, learning and development, and work-life issues.

The 2005 survey showed that 84 percent of staff believe IFC has well-defined goals. Up to half felt more could be done to encourage interdepartmental cooperation and strengthen the link between headquarters and field offices, and a quarter indicated that improvements in internal procedures would enhance their ability to serve clients. Compared with the previous survey, the Corporation's recognition of staff contributions was seen as the area of greatest improvement.

CARBON EMISSIONS FOR FY06

For headquarters facility and travel of Washington–based staff.



Fuel use
148 tonnes CO_2
1%
Air travel*
10,468 tonnes CO_2
55%
Electricity
8,288 tonnes CO_2
44%

**Air travel emissions are based on the number of miles flown by World Bank Group staff. IFC's share is based on its percentage of total staff.*

IFC GOES CARBON NEUTRAL

On June 5, 2006, World Environment Day, the World Bank Group became carbon neutral. This means that greenhouse gas emissions from its Washington, D.C., offices, its spring and annual meetings, staff commuting, and all operational travel from headquarters are now offset by investments in renewable energy and energy efficiency and through the purchase of verified emissions reductions from projects in developing countries.

The vast majority of IFC's carbon emissions derive from air travel and electricity use. Since December 2004, IFC has been purchasing green, renewable power for all its electricity in Washington. The headquarters building was designed to be energy efficient, and it received the Energy Star Label in 2005 and several previous years, ranking it in the top 25 percent of energy efficient buildings in the United States. For remaining emissions, IFC and the World Bank have purchased carbon-offset credits—specifically, verified emissions reductions from projects by the Forestry Agency in Moldova and Precious Woods in Costa Rica. IFC chose these offsets in recognition of the role of forests in countering desertification—the theme of this year's World Environment Day.

IFC'S GOVERNANCE

IFC coordinates its activities with the other institutions of the World Bank Group but is legally and financially independent. Our 178 member countries provide IFC's share capital and collectively determine our policies through a Board of Governors and a 24-member Board of Directors.

Voting power is weighted according to the share capital each director represents. The five countries with the largest voting power are the United States (23.66 percent), Japan (5.87 percent), Germany (5.36 percent), France (5.04 percent), and the United Kingdom (5.04 percent). Voting, however, is rarely used as a means of reaching decisions. IFC's Board emphasizes rigorous discussion as a means of reaching consensus.

IFC's Board of Directors meets regularly at headquarters in Washington, D.C., where it reviews and decides on investment projects and provides overall strategic guidance to IFC management. IFC agreed to begin disclosing minutes of formal Board meetings to the public in 2006. Directors also serve on one or more standing committees that help the Board fulfill its oversight responsibilities by examining policies and procedures in depth.

- The Audit Committee advises on financial and risk management, corporate governance, and oversight issues.
- The Budget Committee considers business processes, administrative policies, standards, and budget issues that have a significant impact on the cost-effectiveness of Bank Group operations.
- The Committee on Development Effectiveness focuses on operations and policy evaluation and development effectiveness with a view to monitoring progress on poverty reduction.
- The Personnel Committee advises on compensation and other significant personnel policies.
- The Committee on Governance and Executive Directors' Administrative Matters handles additional responsibilities of the Board.

Our growth and decentralization provide an opportunity to strengthen workforce diversity as well as our talent pool.

ORGANIZATION AND STAFFING

A new management structure, announced this year and effective at the beginning of FY07, adds two new vice presidents for IFC regions. To maintain the Corporation's financial strength while allowing for risks, the new structure separates the responsibility for risk management from investment operations.

IFC's workforce is expected to grow by up to 50 percent over the next three years, compared with a 35 percent growth rate over the past five years. As part of the Board-approved growth strategy, we hired more professionals in FY06 than at any other time in our history. The majority of these placements were in field offices around the world as part of our move toward greater decentralization. Today, 47 percent of our staff work in field offices, and 53 percent are based at our Washington, D.C., headquarters. This represents a significant shift: In 2001 only 32 percent of employees worked in field offices.

Our growth and decentralization provide an opportunity to strengthen workforce diversity as well as our talent pool. IFC has made progress on key diversity issues in recent years by increasing the representation of women and people from developing countries and by raising staff awareness of this issue. Going forward, issues of diversity and inclusion will receive greater attention, with a particular focus on women in senior positions, wider representation of nationalities, and recruitment of staff from more diverse educational backgrounds.


COLIN F. WARREN

Children at a community center built and run by Lafarge Surma Cement in Bangladesh.


Board of Governors


Board of Directors

IFC ORGANIZATIONAL STRUCTURE

Director-General Independent Evaluation

Compliance Advisor/ Ombudsman (IFC & MIGA)

President

Vice President & Corporate Secretary

Director, Independent Evaluation Group

Executive Vice President

Vice President (Bank/IFC) Private Sector Dev. & IFC Chief Economist
- Director (Bank/IFC) Corporate Governance
- Director (Bank/IFC) Investment Climate
- Director (Bank/IFC) Small & Medium Enterprise

Vice President Europe, Africa, Middle East
- Director Central & Eastern Europe
- Director Middle East & North Africa
- Director Southern Europe & Central Asia
- Director Sub-Saharan Africa

Vice President Asia and Latin America
- Director East Asia & the Pacific
- Director Latin America & the Caribbean
- Director South Asia
- Director Tokyo Office
- Director Municipal Fund
- Director (Bank/IFC) Oil, Gas, Mining, & Chemicals
- Director Private Equity & Investment Funds

Vice President Industries
- Director Advisory Services
- Director Agribusiness
- Director Global Financial Markets
- Director (Bank/IFC) Global Info. & Comm. Technologies
- Director Global Manufacturing & Services
- Director (Bank/IFC) Grassroots Business Organizations
- Director Health & Education
- Director Infrastructure

Vice President Risk Management
- Director Business Risk Group
- Director Controller's & Budgeting
- Chief Information Officer Corporate Business Informatics
- Director Corporate Portfolio Management
- Director Credit Review
- Director Financial Operations
- Director Risk Management & Financial Policy
- Director Special Operations
- Director Trust Funds

Vice President Human Resources & Administration

Vice President Finance and Treasurer
- Director Syndications and Resource Mobilization

General Counsel
- Senior Manager Corporate Relations
- Director Environment & Social Development
- Senior Manager Operational Strategy

MONITORING PERFORMANCE

IFC tracks clients' compliance with commitments made in their investment agreements, such as reporting on environmental and social performance as stipulated prior to disbursement and submission of annual reports on financial, environmental, and social performance. The revision of IFC's environmental and social policy and performance standards and the introduction of improved management systems will allow us to track and support sustainability throughout the investment cycle.

ACCOUNTABILITY

Two independent units work to ensure IFC's accountability to shareholders, as well as the Corporation's accessibility to affected and concerned stakeholders: the Compliance Advisor/Ombudsman and the Independent Evaluation Group (previously the Operations Evaluation Group).

COMPLIANCE ADVISOR/OMBUDSMAN

The Compliance Advisor/Ombudsman is an independent post reporting directly to the president of the World Bank Group, with a mandate to help IFC address complaints from people affected by private sector development projects; to do so in a manner that is fair, objective, and constructive; and to enhance social and environmental outcomes. The CAO's office has three distinct functions: ensuring compliance, advising World Bank Group management, and promoting resolution of disputes.

Compliance audits are independent assessments of the application of relevant policies, standards, procedures, and guidelines. The focus is on the role of IFC, but the actions of a client company may also be considered, as well as the influence of other parties or factors on ensuring or hindering compliance. The CAO provides independent, timely, and objective advice to the president of the World Bank Group and the management of IFC and MIGA. This advice relates only to broader environmental and social policies, guidelines, procedures, resources, and systems.

The CAO also promotes resolution of complaints raised by affected communities about the social and environmental effects of IFC projects. The ombudsman's primary function is to convene project stakeholders—including community members, IFC, client companies, and other relevant parties—in collaborative approaches to problem-solving.

In FY06, the CAO received five complaints on four different projects that IFC financed or considered financing.

INDEPENDENT EVALUATION GROUP FOR IFC

The Independent Evaluation Group, an independent unit within the World Bank Group, reports directly to the Bank Group's Boards. Formerly the Operations Evaluation Group, IEG adopted its new name following Board approval of a mandate to foster independence of the evaluation function across the World Bank Group. The World Bank, IFC, and MIGA each have a separate IEG unit under the director general of evaluation, and a number of evaluations are joint efforts. IEG-IFC also cochairs the

COMPLIANCE ADVISOR/OMBUDSMAN ACTIVITIES DURING 2005 AND 2006

COMPLIANCE AUDITS

Brazil: Amaggi Soybean Investment
Democratic Republic of Congo: Dikulushi Copper and Silver Mine
Uruguay: Orion and Celulosas de M'Bopicua Pulp Mill Projects

ADVISORY PROJECT

CAO Comments on Draft IFC Policy and Performance Standards and Draft Policy on Disclosure Information

OMBUDSMAN INTERVENTIONS

Botswana: Kalahari Diamond Mine
Chile: Pangue Hydroelectric Project
Georgia: Baku-Tbilisi-Ceyhan Export Pipeline
Guatemala: Marlin Gold and Silver Mine
India: Allain Duhangan Hydroelectric Project
Kazakhstan: Karachaganak Oil and Gas Condensate Field
Peru: Antamina Copper, Zinc, Silver, and Molybdenum Mine
Peru: Yanacocha Gold Mine
Uruguay: Orion and Celulosas de M'Bopicua Pulp Mill Projects

Details on these activities can be found on the CAO Web site, *www.cao-ombudsman.org*.

Multilateral Development Bank Evaluation Cooperation Group's working group on private sector evaluation, which is harmonizing evaluation policies, standards, and measurement for development impact reporting among multilateral development banks with private sector operations.

IEG evaluations are distributed within IFC, and recommendations from major IEG reports and their implementation are tracked and reported to IFC's Board of Directors. A new disclosure policy that went into effect in May 2006 allows for public disclosure of all IEG evaluation documents distributed to IFC's Board. The new policy addresses public demand for greater disclosure and transparency by multilateral institutions and will significantly expand the amount of IEG information that is publicly available.

INDEPENDENT REVIEW OF IFC'S PROJECT OUTCOMES

Each year, using corporate guidelines developed jointly by IEG and IFC management, IFC's investment staff execute project self-evaluations for a representative, randomly selected sample of investments approved about five years earlier that have reached early operating maturity. Staff research and analyze results and rate each project on nine indicators, using a four-point scale. IEG then independently reviews each report and the associated project files and verifies each rating (or rerates it, as appropriate) to ensure that evaluation standards are applied consistently throughout IFC. IEG synthesizes its findings with those of the previous two years in its Annual Review.

This year, IEG presented development and investment results from 210 randomly selected operations evaluated between 2002 and 2004, or 53 percent of all investments that were approved between 1997 and 1999. It also examined, with an eye toward future results, how effectively IFC is managing four key drivers of project outcomes: work quality, risk intensity, strategic choices, and business climate. In addition, the report assessed whether IFC is addressing the unique challenges of doing business in Sub-Saharan Africa in the context of the proposed scaling up of its operations there (see page 47).

Overall, IEG found that positive development and investment outcomes tend to occur together in the projects IFC chooses to support. IFC achieved high development and high investment outcomes in 47 percent of projects (55 percent by volume), indicating that at the individual project level, they made a satisfactory or better contribution both to development in a country and to IFC's profitability and financial capacity for future development. Among the 210 operations evaluated, 59 percent achieved high development outcomes, while 55 percent achieved high investment outcomes (see figure 1).

FIGURE 1: LITTLE TRADE-OFF BETWEEN DEVELOPMENT AND INVESTMENT OUTCOMES

79 percent of operations (by number) had either high-high or low-low outcomes (squares 1 and 4). In the projects that IFC chose to support, there was thus little trade-off between development impacts and investment results measured by outcome criteria. Marginally more operations achieved good development outcomes (59 percent) than good investment outcomes (55 percent), a pattern consistent with the data in previous Annual Reviews.


Outcomes by Number of Projects
59%
2
12%
High Development Outcome
Low IFC Return
1
47%
High Development Outcome
High IFC Return
55%
4
32%
Low Development Outcome
Low IFC Return
3
9%
Low Development Outcome
High IFC Return
Development Outcome
HIGH
LOW
LOW
HIGH
Investment Outcome




FIGURE 2: IFC HAS INCREASED ITS COMMITMENTS IN STRATEGIC SECTORS SINCE 1998
Without Sector Strategy (Pre-1998)
Finance and Insurance 19%
Infrastructure and Information Technology 17%
Health and Education 1%
Other Sectors 63%
With Sector Strategy (Post-1998)
Finance and Insurance 37%
Other Sectors 42%
Infrastructure and Information Technology 19%
Health and Education 2%

Mixed outcomes (boxes 2 and 3 in figure 1) occurred in 21 percent of projects and mainly reflected financing instrument choice. Projects with high development outcomes but low investment outcomes involved mostly equity financing, while projects with low development outcomes but high IFC investment outcomes involved mainly secured senior loans. High investment/high development outcomes were also characterized by instrument choice and higher IFC work quality ratings. In 65 percent of projects with high investment and high development outcomes, IFC provided only a loan for its own account. In the overall sample, loan-only investments were made in about half of all cases.

Low investment/low development outcomes were more likely to reflect poor work quality ratings or be projects in environments with high or increasing business climate risk. Only a quarter of equity investments had satisfactory or excellent investment outcomes. This is not surprising given the high-risk nature of equity investments. IFC's investment success rate is similar to the typical venture-capital type of return pattern, where a few projects drive overall success. Generally, a project's financial performance is a strong determinant of its wider development impact. IEG's Annual Review confirmed the importance of the four key drivers within IFC's core business model:

- IFC's work quality, especially in the screening, appraisal, and structuring of projects and investments
- The level of a project's intrinsic risk intensity at approval, along with the financial risk in IFC's associated instrument choice
- IFC's strategic choices of a sector, thematic, or country focus
- Changes in business climate quality between approval and evaluation

Where key drivers of results can be controlled, IFC is generally managing them well. IFC has made positive progress in the first three areas, reflecting the results of a number of work quality initiatives implemented since 1998 and the pursuit of a more targeted corporate strategy.

Work quality has improved substantially in recent years. The upward trend largely reflects improved supervision and administration, an indication that several IFC quality improvement steps—including strengthened environmental procedures in 1998, the establishment of portfolio units in 1999, and the introduction of IFC's sustainability initiative in 2001—are having a positive impact during the operational phase of evaluated projects.

Risk intensity has been reduced. IFC put in place more intensive credit review procedures, more realistic debt service coverage ratios, and more use of quasi-equity instruments in commitments approved between 2002 and 2004. This also suggests improvement in IFC appraisal and structuring quality and the potential for better outcome quality from more recently approved projects.

Better overall outcomes were found for investments in IFC's strategic sectors than for those in nonstrategic sectors. IFC has increased its share of commitments in strategic sectors since 1998 (see figure 2). Overall, the evaluated investment operations in the strategic sectors yielded higher average development and investment outcome success rates than operations in nonstrategic sectors.

IFC's frontier strategy, a focus on activity in high-risk or low-income countries that began in 1998, has led IFC to increase its investments in areas where it has the most potential to make a difference. Because of this strategy, business climate risk is rising in IFC's portfolio, and effective management of this risk will be critical.





REPORT ON REGIONS










REPORT ON REGIONS 2006



Sub-Saharan Africa

ANGOLA BENIN BOTSWANA BURKINA FASO BURUNDI CAMEROON CAPE VERDE CENTRAL AFRICAN REPUBLIC CHAD COMOROS DEMOCRATIC REPUBLIC OF CONGO REPUBLIC OF CONGO CÔTE D'IVOIRE DJIBOUTI EQUATORIAL GUINEA ERITREA ETHIOPIA GABON THE GAMBIA GHANA GUINEA GUINEA-BISSAU KENYA LESOTHO LIBERIA MADAGASCAR MALAWI MALI MAURITANIA MAURITIUS MOZAMBIQUE NAMIBIA NIGER NIGERIA RWANDA SENEGAL SEYCHELLES SIERRA LEONE SOMALIA SOUTH AFRICA SUDAN SWAZILAND TANZANIA TOGO UGANDA ZAMBIA ZIMBABWE

IFC'S STRATEGY FOR SUB-SAHARAN AFRICA

- Increase investment commitments to about $900 million by FY09
- Improve the investment climate, enhance support for small and medium enterprises, and proactively develop large investment projects
- Increase emphasis on cross-border activities, with specific attention to the development of financial and physical infrastructure, trade finance, small business competitiveness, and support for global expansion of emerging enterprises
- Significantly increase IFC's reach and sustained impact in frontier countries by integrating technical assistance and investment operations

COMMITMENTS

(U.S.$ millions)

Financing for IFC's own account / Syndications

	FY03	FY04	FY05	FY06
Financing for IFC's own account	140	405	445	700
Syndications	26	0	0	0

OVERVIEW OF IFC ACTIVITY

	FY06	FY05
Total number of investment projects	38	30
Total expenditures for technical assistance and advisory service projects (U.S.$ millions)	$27	$26

IFC STAFF AND CONSULTANTS

	Headquarters	Field Offices
As of June 30, 2006	5	237

PROJECT FINANCING AND PORTFOLIO

(U.S.$ millions)

	FY06*	FY05**
Financing committed for IFC's account	$ 700	$ 445
Loans***	393	357
Equity***	72	36
Guarantees and risk management	235	52
Loan syndications signed	0	0
TOTAL COMMITMENTS SIGNED	700	445
Committed portfolio for IFC's account	2,033	1,698
Committed portfolio held for others (loan and guarantee participations)	168	194
TOTAL COMMITTED PORTFOLIO	2,201	1,892

IFC'S LARGEST COUNTRY EXPOSURES

Committed portfolio for IFC's own account as of June 30, 2006.
(U.S.$ millions)

Country	FY06	FY05
Nigeria	$544	$419
South Africa	$206	$191
Cameroon	$190	$121
Kenya	$152	$115
Mozambique	$121	$139

* Includes regional shares of Veolia Water AMI investments, which is officially classified as a global project. Committed portfolio for IFC's account includes regional share of BAPTFF, which is officially classified as a global project.

** Includes regional share of BAPTFF investment, which is officially classified as a global project.

*** Loans include loan-type, quasi-equity products. Equity includes equity-type, quasi-equity products.



AISHETU FATIMA KOLO

Advanced Bio-Extracts Limited works with farmers in Kenya, Tanzania, and Uganda to supply critical active ingredients to the pharmaceutical industry.

IMPROVING THE CLIMATE FOR PRIVATE INVESTMENT

The Sub-Saharan region has seen six consecutive years of GDP growth, including economic expansion of 4.6 percent in calendar year 2005. National and international efforts to increase foreign direct investment have met with some success, with investment in natural resources particularly strong. As a result of high prices for minerals and oil and a rise in profitability for investments in the extractive and natural resource sectors, resource-rich nations have dominated the region's recent economic growth. Macroeconomic management in several large countries has steadily improved, and, notwithstanding some continuing problem spots, there is greater political stability, with fewer conflicts across the region. Intraregional investments, led by South African firms, have increased, as have investments by firms based in developing countries outside of Africa.

Economic expansion, along with the region's growing appreciation of private sector investment and better integration of IFC's investments and technical assistance, has led to a substantial increase in our business in Sub-Saharan Africa. Commitments in the region totaled $700 million during the fiscal year, an increase of nearly 60 percent from the previous year, and were concentrated in financial market and infrastructure projects. IFC's total portfolio in the region surpassed $2 billion this year for the first time.

In late 2005, IFC launched the Private Enterprise Partnership for Africa, or PEP Africa, as its primary vehicle for promoting sustainable private sector growth. In response to the challenges of the regional investment climate, PEP Africa is collaborating with the World Bank and African governments to streamline business start-up procedures and tax systems, as well as to improve private sector property rights and women's access to finance.

IMPROVING ACCESS TO FINANCE

In Africa, 80 percent of firms are small, and gaining access to financing is an even greater challenge for private companies here than in other emerging regions. To bridge this gap, IFC and the International Development Association, the World Bank's concessionary lending arm, are working together to strengthen local environments for financial markets by enhancing the ability of financial institutions to lend profitably to small businesses and developing innovative ways to supply risk capital. The IDA-IFC SME program is being piloted in 10 African countries: Burkina Faso, Ghana, Kenya, Madagascar, Mali, Mozambique, Nigeria, Rwanda, Tanzania, and Uganda. The program offers technical assistance, capacity building, output-based grants, and assistance with regulatory reform. Financial products available include performance-based lending, microfinance, and local currency

portfolio guarantee products. This program complements IFC initiatives for trade and housing finance, the pilot SME Solution Centers we have set up in Madagascar and Kenya, and our initiative for small and medium enterprises in Mozambique.

About half of IFC's Sub-Saharan investments are in financial sector projects, and we also support financial sector development with technical assistance. Because some African countries lack property rights, and local borrowers cannot arrange financing without collateral, IFC is increasing its investments in leasing projects as well as its support to private banks that provide alternative means of financing. Commitments this year included financing for credit lines and microfinance facilities for small businesses in Kenya, Nigeria, and Uganda.

IFC's Global Trade Finance Program aims to increase developing countries' share of worldwide trade and promote trade to and from emerging markets.

INFRASTRUCTURE INVESTMENTS

During FY06, IFC committed $185 million to projects in the power, water and sanitation, and transportation sectors. To expand the number of viable infrastructure projects in Africa, IFC has increased its collaboration with other members of the World Bank Group. IFC



RAJESH SEHAL

GRAPE GROWER EXPANDS BEYOND SOUTH AFRICAN BASE

IFC made a rand-denominated loan equivalent to $7.24 million this fiscal year to Karsten Farms, a leading South African exporter of table grapes. The firm is using the loan to expand its operations in South Africa and establish grape farming operations in Egypt. This reflects a trend in foreign direct investment by emerging market firms, known as south-south investment. African companies investing in other countries across the region gain by diversifying their risk exposure and developing experience in other markets. IFC's investment in Karsten also supports the continued growth of a successful firm, allowing it to increase capacity, diversify its production base, and work toward year-round operation.

In addition to providing financing, IFC will help the company implement community programs for HIV/AIDS, adult literacy, skills training, and health care. Karsten is the technical partner in a black economic empowerment project, the Thandi program, which is a joint effort between IFC and Capespan, South Africa's premier fruit exporter, to help black South African farmers. Working with a farm involved in the program, Karsten is sharing its technical skills and marketing experience with small farmers, upgrading the quality of grapes for export, and training other Africans in international standards for quality control and handling of fruit.

provided advice and technical assistance on the bidding process for the railway network linking Kenya and Uganda, and we are working with the World Bank's partial risk guarantee department to finance the new concession. Our support includes a PEP Africa program that maximizes economic links to the Kenyan economy. IFC and the World Bank have also worked together to provide financing combined with technical and policy advice for infrastructure projects in Cameroon, Côte d'Ivoire, Ghana, Rwanda, Senegal, and Uganda

POWER GENERATION IN SENEGAL

IFC played a key role in developing and financing a 67.5-megawatt independent power project in Senegal that will provide much-needed capacity to the country's electricity sector. IDA provided a partial-risk guarantee to help a local commercial bank provide local currency financing for the project.

IFC's commitment for €17 million, part of a package of loans from a number of development banks, will be used to build a privately run, heavy fuel oil–fired diesel power generation plant outside of Dakar. Intended to provide baseload capacity, the plant is more cost-effective than other power generation options. Power from the plant will be purchased by Société Nationale d'Electricité du Sénégal (Senelec), the state electric utility, under a 15-year agreement, and a private sector partner will be selected through a bidding process.

FOSTERING GROWTH IN TRADE FINANCE

IFC's Global Trade Finance Program aims to increase the developing countries' share of worldwide trade and promote trade to and from emerging markets. Through the program, we offer confirming banks partial or full guarantees against underlying trade transactions and cover the payment risk of participating issuing banks.

In the first nine months of the program's operation, IFC issued more than 380 guarantees for a volume of $317 million. From high-tech products to agricultural goods, the program supports trade through a network of issuing banks and confirming banks in more than 40 countries. The average guarantee is for less than $1 million, and about 80 percent of transactions this year were in Sub-Saharan Africa. Deals in Africa included:



ANA CARRASCO

IFC provided a partial trade finance guarantee for a $1 million export of palm oil.

- A $370,000 export of steel products from South Africa to Kenya, where IFC's support accommodated a small-value transaction that was important in promoting trade between two African markets at a time when the confirming bank could not accommodate the credit exposure on the issuing bank.
- IFC's $9.8 million three-year guarantee for the sale of buses from Brazil to Nigeria provided scarce longer-term financing for private sector investment in that country's urban transportation.

IFC's guarantee coverage of bank risk allows recipients to expand their trade finance transactions within an extensive network of countries and banks and enhance service to their clients. IFC hopes to increase trade financing in other African countries with high export potential, including Angola, Cameroon, Ethiopia, Rwanda, Senegal, and Sudan.

We provided $89 million in financing to AES Sonel, Cameroon's electricity utility, to improve the reliability of electricity supply and connect new customers.

Our largest infrastructure commitment to date in Africa is for a financing package for AES Sonel, Cameroon's integrated electricity utility. As part of a package of loans from several development finance institutions, this will be used to improve the reliability of electricity supply and connect new customers over the next five years. IFC worked closely with the World Bank, which is engaged in further discussions on infrastructure with Cameroon's government. IFC and IDA are also working with Ghana's government to encourage private investment in the power sector.


PAUL NICKSON

AES Sonel plant in Cameroon.

IFC made its first investment in water and sanitation in Africa with a €65 million financing package to Veolia Water AMI, a company established to pursue water and sanitation projects in Africa. It is part of the Veolia Environnement Group, a world leader in environmental services that operates public services in both industrialized and developing countries. IFC's investment will support improvements in water and sanitation services across the continent.

In the transportation sector, we made our first commitment for a logistics project in Africa, providing a loan for the equivalent of $1.3 million to 3T-Cameroon, a freight-hauling company. The money helped finance the expansion of the company's truck fleets, the purchase of tracking and monitoring equipment, and the development and construction of storage depots. Also in Cameroon, IFC advised the government on the selection of SN Brussels as manager and partial owner of Cameroon Airlines.

INVESTING IN POST CONFLICT REGIONS: DEMOCRATIC REPUBLIC OF CONGO

Following IFC Executive Vice President Lars Thunell's visit to the Democratic Republic of Congo in February 2006, IFC and the World Bank launched a pilot post conflict initiative to maximize opportunities for private sector investment and technical assistance following the country's political transition. The first phase involves an intensive effort by six IFC teams—coordinating with the World Bank, MIGA, and DRC authorities—to assess opportunities and challenges for private enterprise in telecommunications, infrastructure, mining, financial markets, and general manufacturing. Short-, medium-, and long-term initiatives were readied for implementation following the country's elections.

Joint IFC–World Bank teams have found potential for private sector investments in power, telecommunications, engineering and construction, and financial markets, as well as for advisory services and technical assistance in a number of areas, including infrastructure, investment climate, and entrepreneurship. We anticipate that lessons learned from our work in the DRC will provide the foundation for a comprehensive World Bank Group approach to reconstruction and engagement in post conflict countries.

IFC has worked with the World Bank to establish new investment and mining codes in the DRC, and IFC committed financing for the country's first project to be governed by the new mining code. We exercised our option to become a shareholder in Kingamyambo Musonoi Tailings SARL, investing $5.5 million for a 7.5 percent equity stake. The investment will support a feasibility study for the treatment of waste byproducts from mining activities. We are also considering providing KMT with additional debt and equity financing for the construction of its $400 million copper- and cobalt-mining operation, which is expected to open in 2007. By investing in the early stages of the project's implementation, IFC has a role in environmental and social impact assessments and in plans for community engagement.

IEG ASSESSMENT OF IFC'S ACTIVITIES IN AFRICA FROM 1990 TO 2005

This year, as the Corporation seeks to expand its activities in Sub-Saharan Africa, the Independent Evaluation Group assessed IFC's management of the unique challenges in the region. Business climate risk remains a major barrier to private investment in much of Africa. Except for a few countries, Africa has the world's highest-risk investment environment. IFC's strategies in Africa since 1994 have repeatedly targeted business climate improvement as a key priority for the region, along with the development of small enterprises, which are the mainstay of African economies.

However, IFC's investment opportunities and commitment levels in many parts of the region have remained constrained by the poor business climate and a relative lack of viable investment projects with good private sector sponsors. As the figure below illustrates, weak business climates have severely curtailed investment in the region, especially in non–oil-producing, frontier Africa.

A few African countries have, however, improved investment climates in the last few years, and their levels of private investment have also increased. IFC's operations have also changed in Sub-Saharan Africa in recent years. Since 1995, IFC has established a stronger regional presence, with a hub office in Johannesburg supporting six smaller offices. Programs to support small businesses have been restructured, and the Private Enterprise Partnership for Africa has been launched. IFC's African portfolio was unprofitable from 1990 to 2003, but there has been a significant turnaround in the past few years. This is important because financially successful enterprises are the most likely to have a wider development impact.


PRIVATE INVESTMENT IN AFRICA VS. REST OF WORLD, 1990 TO 2004
Sub-Saharan Africa
Latin America & the Caribbean
Middle East & North Africa
Asia
Europe & Central Asia
Frontier countries outside Africa
Frontier countries in Africa
Oil-producing frontier countries in Africa
Non–oil-producing frontier countries in Africa
0
5
10
15
20
AVERAGE PRIVATE FIXED CAPITAL FORMATION 1990–2004 (% GDP)

SOURCE: WORLD BANK STATISTICS DATABASE

For the evaluated projects in Africa that achieved high development outcomes, IEG estimated that each $1 of investment provided $1.50 of net economic benefits in present-value terms. In contrast, projects with low development outcomes provided a net economic benefit of only $0.10 per $1 invested. Overall, the development success rate was 48 percent of projects by number and 64 percent of investments by volume. IFC's proposed scaling-up in Africa will be more effective if it is able to match higher volumes with better-quality outcomes.


RICHARD LORD



REPORT ON REGIONS 2006



East Asia and the Pacific



CAMBODIA CHINA FIJI INDONESIA KIRIBATI REPUBLIC OF KOREA LAO PEOPLE'S DEMOCRATIC REPUBLIC MALAYSIA MARSHALL ISLANDS FEDERATED STATES OF MICRONESIA MONGOLIA MYANMAR PALAU PAPUA NEW GUINEA PHILIPPINES SAMOA SOLOMON ISLANDS THAILAND TIMOR-LESTE TONGA VANUATU VIETNAM

IFC'S STRATEGY FOR EAST ASIA AND THE PACIFIC

- Strengthen financial institutions in the region, deepen capital markets, and expand access to finance for small and medium enterprises
- Support Chinese domestic companies seeking to adopt international standards in governance, environmental, and social practices
- Assist in developing nonbank financial institutions and capital markets and improve access to finance for underserved markets
- Create model infrastructure projects to meet Indonesia's significant infrastructure needs
- Develop financial markets and invest in infrastructure in the region's low-income and high-risk countries, with focus on the needs of small and medium enterprises

COMMITMENTS

(U.S.$ millions)

	FY03	FY04	FY05	FY06
Financing for IFC's own account	573	730	740	982
Syndications	10	33	72	243

OVERVIEW OF IFC ACTIVITY

	FY06	FY05
Total number of investment projects	41	40
Total expenditures for technical assistance and advisory service projects (U.S.$ millions)	$26	$24

IFC STAFF AND CONSULTANTS

	Headquarters	Field Offices
As of June 30, 2006	6	344

PROJECT FINANCING AND PORTFOLIO

(U.S.$ millions)

	FY06*	FY05
Financing committed for IFC's account	$ 982	$ 740
Loans**	624	520
Equity**	310	195
Guarantees and risk management	48	25
Loan syndications signed	243	72
TOTAL COMMITMENTS SIGNED	1,225	811
Committed portfolio for IFC's account	3,253	2,920
Committed portfolio held for others (loan and guarantee participations)	689	821
TOTAL COMMITTED PORTFOLIO	3,942	3,741

IFC'S LARGEST COUNTRY EXPOSURES

Committed portfolio for IFC's own account as of June 30, 2006.
(U.S.$ millions)

Country	FY06	FY05
China	$1,498	$ 999
Indonesia	$ 606	$ 494
Philippines	$ 407	$ 460
Thailand	$ 250	$ 336
Vietnam	$ 104	$ 87

** Includes regional shares of Soco Facility and Avenue Asia investments, which are officially classified as global projects.*
*** Loans include loan-type, quasi-equity products. Equity includes equity-type, quasi-equity products.*



HOANG TUAN DUNG

IFC is helping the Bat Trang Ceramics Association in Vietnam increase sales and export its products.

BALANCING SUSTAINABLE PRIVATE SECTOR DEVELOPMENT WITH RAPID GROWTH

East Asia and the Pacific continues to be the world's fastest-growing region, with GDP growth of about 6.8 percent in calendar year 2005, down slightly from 7.5 percent in 2004. Economic growth accelerated in Cambodia, Indonesia, and Vietnam and continued at very high rates in China, whereas it slowed in Malaysia, the Philippines, Thailand, and the smaller economies in the Pacific region. While higher oil prices have moderated growth, consumer and business confidence in the region has remained strong, and private consumption and investment growth have gained momentum. Intraregional trade continues to grow as Chinese companies become important investors both within and beyond the region.

Rapid growth is creating tensions regarding infrastructure, the environment, the social fabric, and financial systems. The sustainability of the region's economic growth will depend on deepening its financial system, broadening the base of growth through small business development, meeting infrastructure needs, and managing the social and environmental consequences of high growth. IFC's strategy in East Asia and the Pacific is to develop solutions to these challenges through innovative combinations of financing, technical assistance, and public-private partnerships.

IFC's commitments in the region totaled $982 million in FY06, compared with $740 million in FY05, and included increased financing for agribusiness, information technology, and manufacturing projects. We opened two new technical assistance facilities this year, one in a rural and underdeveloped part of the Philippines and the other in an area of Indonesia recovering from the 2004 tsunami.

FINANCIAL SECTOR DEVELOPMENT

During the fiscal year, IFC continued to deepen and diversify the region's financial sector by introducing long-term local currency financing, including local currency bonds, and investing in nonbank financial institutions. This year, IFC was the first multilateral issuer of a panda bond in the Chinese nongovernment domestic market, a transaction that marked the opening of the renminbi bond market to international financial institutions.

IFC's financial sector commitments in the region included a local currency loan of 1.3 trillion rupiahs, equivalent to about $150 million, to Indonesia's PT Bank Danamon. This loan, our largest local currency facility globally and our largest transaction to date in Indonesia, will support expansion of the bank's microcredit unit.

SUPPORT FOR SMALL BUSINESSES AND REGIONAL FIRMS

As part of its development mandate, IFC supports the transformation of domestic companies into regional and global players. IFC provided a $45 million loan

for expansion of production capacity to Indonesia's Centralpertiwi Bahari, a subsidiary of Charoeon Pokhpand Group, the leading agribusiness group in Asia. This will help the company meet increasing demand for its exports, while creating 5,000 jobs in rural areas with limited economic activity. We also committed $8 million for Paul Maitland International, an exporter of wood furniture in Vietnam. The investment, in addition to providing long-term financing, will help the company maintain its global competitiveness in certified wood products.

PROMOTING ACCESS TO CREDIT IN INDONESIA

Indonesian banks generally provide short-term loans for working capital to large businesses, rather than to the rapidly growing smaller firms that make a key contribution to economic growth. To combat financing obstacles for smaller firms, IFC's Program for Eastern Indonesia SME Assistance and its project partner, Swisscontact, have established new business centers, called Promoting Enterprise Access to Credit, to help small businesses get loans from local banks and provide training programs to business service providers. More than 150 Indonesian small and medium enterprises that are working with business centers have already obtained the equivalent of over $10.5 million in new loans from local banks.

IFC's technical assistance for small and medium enterprises is particularly critical in the frontier regions of emerging economies. East Asia now hosts six private enterprise partnerships for technical assistance, including new initiatives in the Philippines and the Aceh province of Indonesia. All six facilities focus on investment climate issues, access to finance, and corporate governance. The new Private Enterprise Partnership for Aceh and Nias is revitalizing small businesses in the agribusiness and fisheries sectors and improving access to finance for businesses devastated by the 2004 tsunami. IFC's Mekong Private Sector Development Facility collaborated this year with Gap Inc., the largest buyer of garments made in Cambodia, to provide training to more than 650 supervisors in garment factories.

In the tourism sector, MPDF provided technical assistance to introduce Web portals and local booking offices, giving more than 400 smaller hotels and guesthouses in the Mekong region the opportunity to advertise and accept reservations online. This project has been spun off as a separate company, Worldhotel-link. Web sites previously established for Fiji, Samoa, and Vanuatu by Worldhotel-link will continue to be supported by the new company.



FARIDA LASIDA ADJI

IFC's Program for Eastern Indonesia SME Assistance works with local furniture manufacturers to improve quality and competitiveness.

SUSTAINABLE GROWTH FOR THE LONG TERM

Companies are recognizing the value of sustainable business practices in reducing long-term risks, particularly in East Asia and Pacific island economies, where development pressures on natural resources are acute. IFC's work in this arena ranges from reducing the emissions of power generation facilities in China to ensuring reasonable housing and work opportunities for people in communities affected by development projects.

We provided technical assistance this year to North Andre, a major Chinese apple juice producer, to improve food traceability and agricultural practices at the tens of thousands of farms in the company's supply chain. Employee health and safety and agrochemical use are concerns for the multinational companies that buy North Andre's juice.

A subsidiary of Charoeon Pokhpand Group, the leading agribusiness group in Asia, plans to create 5,000 jobs in rural areas of Indonesia with a $45 million IFC loan to expand production capacity.

Our private enterprise partnerships provide technical assistance for best practices of sustainability. In Indonesia, stable employment and sustainable livelihoods are being created through projects in the seaweed cultivation and forestry industries, and we are helping small businesses in nearby communities become part of the supply chain for a large natural gas project. IFC-PENSA helped an Indonesian acacia plantation gain membership in the World Wildlife Fund's Global Forest and Trade Network: this certification is a major milestone for plantation forestry in a country where natural forests continue to be lost to illegal logging. We are also working with the International Labour Organization in Southeast Asia to promote niche tourism initiatives and institutionalize factory compliance projects. In Vietnam, IFC completed an analysis of constraints facing women business owners and managers, then launched a sustainable finance program to improve their access to finance.


COURTESY OF CHINDEX INTERNATIONAL

IFC is supporting United Family Hospitals, an innovative private sector heath care provider in China.

MODEL PUBLIC-PRIVATE PARTNERSHIP IN SAMOA

International transport links are critical to Samoa's economic development. IFC's advisory services provided a unique solution to meet the country's air transport needs by involving the private sector.

Samoa's government could not afford the subsidies required to continue operations of publicly owned Polynesian Airlines, and IFC helped devise a competitive process to select a new private sector partner. Australia's Virgin Blue emerged as the successful bidder with a proposal that will allow the Samoan government to develop tourism, guarantee air access to Samoa, and reduce its contributions to the airline. In other markets where it operates, Virgin Blue has increased tourist arrivals by over a third within the first three years of operations. The Samoan public-private partnership, which will be managed on a commercial, for-profit basis, is the first instance of a low-cost carrier participating in an airline privatization.



To help relieve water shortages, we provided financing for Dagang NewSpring to build a seawater desalination plant in Tianjin, China.

INFRASTRUCTURE AND HEALTH CARE

Infrastructure investments, a high priority for IFC in the region, are needed to maintain existing systems and support continued growth at rates that reduce poverty. We diversified into new infrastructure sectors in East Asia this year with loans for desalination and small hydropower development in China. IFC provided financing to Dagang NewSpring to build a seawater desalination plant in Tianjin, China. The plant will help relieve water shortages and alleviate pollution of surface and groundwater.

We lent $22 million to Zhongda Yanjin Power Generation for three run-of-river power stations. This project, our first investment in Yunnan, one of China's less developed western provinces, will ease power shortages and reduce greenhouse gas emissions by an estimated 8 million tons over 30 years. This project is expected to attract more investors to Yunnan and nearby provinces, where investment lags behind China's urbanized coast. We are also advising the Philippine government on the privatization of parts of the Small Power Utilities Group, which supplies electricity to rural areas off the power grid.

Our investments in China's high-growth technology sector totaled $50 million this year for five projects. These included a $15 million equity investment in ChinaSoft, a software solutions provider, which received a matching investment by Microsoft Corporation USA; a $20 million equity participation in the SBCVC technology fund; and a $10 million investment in NeoPhotonics, which designs and produces components for fiber optic networks.

IFC provided an $8 million loan to expand China's United Family Hospitals. The country is in the early stages of opening its health sector to private practitioners and foreign investors, and the project will increase access to high-quality health care. We also provided a $4.6 million financing package for Shanghai Aerospace Computer System Engineering Co., Ltd., which provides high-quality, affordable medical education and training via satellite throughout China, allowing health care practitioners to satisfy continuing education requirements in remote areas.

SUPPORT FOR BUSINESS POLICY DEVELOPMENT IN VIETNAM

In December 2005, Vietnam's national assembly passed two key pieces of business legislation—the Investment Law and the Enterprise Law—to improve the investment climate for domestic and foreign businesses. IFC's Mekong Private Sector Development Facility provided comprehensive technical assistance to government drafting committees and the National Assembly during the law-making process, earning government praise for this support.

MPDF's assistance began with research and presentations for the two drafting committees; topics included best international practice for investment incentives, investor protection, corporate governance, and alternative approaches for legally establishing corporate groups. The facility's advocacy and communications campaign ensured that the issues were widely discussed in the media and among stakeholders to provide wide-ranging feedback on the draft laws.


FARIDA LASIDA ADJI

A sustainable tourism technical assistance project develops export markets for handicraft producers.



IFC's investment in Central Pertiwi Bahari is helping this Indonesian shrimp farm expand to new export markets.

LOCAL CURRENCY LOAN FACILITY BENEFITS SMALL INDONESIAN BUSINESSES

IFC provided its largest local currency loan, equivalent to $150 million, this year to PT Bank Danamon. The bank is the leading lender for small and medium enterprises and consumer financing in the Indonesian market. IFC's financing, unavailable to the bank in the private market, will help the bank substantially increase its microfinance and small business lending. The structure of the local currency loan also demonstrates that IFC can offer the innovative, large-scale lending that East Asia requires.

Our support for Bank Danamon is part of a broader commitment to increase our activities in Indonesia and continue our support for small and medium enterprises. IFC's investment is expected to encourage other institutions to begin or increase lending to entrepreneurs and small and medium enterprises.

Local currency financing helps domestic borrowers match assets and liabilities and eliminates the risk associated with borrowing in a foreign currency.


REPORT ON REGIONS 2006



South Asia

BANGLADESH BHUTAN INDIA MALDIVES NEPAL SRI LANKA

IFC'S STRATEGY FOR SOUTH ASIA

- Support regional integration into the global economy by supporting investments into and out of the region, sharing global best practices, and investing equity and debt in internationally competitive midsize companies
- Increase private investment in infrastructure through project finance, support for domestic financial institutions and infrastructure development companies, municipal finance transactions, and advisory work on specific projects
- Promote energy efficiency, cleaner production, and use of renewable energy in industry and infrastructure
- Promote development of small and medium enterprises, especially in frontier markets, in partnership with IFC investee companies, domestic financial institutions, governments, and business associations
- Build greater financial institution capacity, particularly in frontier countries, to expand financial services to underserved segments, including small and medium enterprises

COMMITMENTS

(U.S.$ millions)

	FY03	FY04	FY05	FY06
Financing for IFC's own account	386	405	443	507
Syndications	37	109	200	200

OVERVIEW OF IFC ACTIVITY

	FY06	FY05
Total number of investment projects	25	20
Total expenditures for technical assistance and advisory service projects (U.S.$ millions)	$12	$6

IFC STAFF AND CONSULTANTS

	Headquarters	Field Offices
As of June 30, 2006	4	139

PROJECT FINANCING AND PORTFOLIO

(U.S.$ millions)	FY06*	FY05
Financing committed for IFC's account	$ 507	$ 443
Loans**	367	384
Equity**	130	57
Guarantees and risk management	10	2
Loan syndications signed	200	200
TOTAL COMMITMENTS SIGNED	707	643
Committed portfolio for IFC's account	1,800	1,634
Committed portfolio held for others (loan and guarantee participations)	584	416
TOTAL COMMITTED PORTFOLIO	2,384	2,050

IFC'S LARGEST COUNTRY EXPOSURES

Committed portfolio for IFC's own account as of June 30, 2006.
(U.S.$ millions)

	FY06	FY05
India	$1,261	$1,268
Bangladesh	$ 161	$ 111
Sri Lanka	$ 90	$ 102
Maldives	$ 71	$ 55
Nepal	$ 43	$ 47

** Includes regional shares of Avenue Asia investments, which is officially classified as a global project.*
*** Loans include loan-type, quasi-equity products. Equity includes equity-type, quasi-equity products.*


COURTESY OF CAIRN ENERGY

INCREASING ENTREPRENEURSHIP AND PRIVATE INVESTMENT IN INFRASTRUCTURE

One of the world's fastest-growing regions, South Asia witnessed another landmark year in 2005, with economic growth averaging 7.6 percent. Growth was strong in Bangladesh, Bhutan, India, and Sri Lanka, but comparatively weak in the Maldives and Nepal.

In this environment, IFC committed $507 million for its own account and mobilized $200 million in loan syndications in FY06. Our investments in South Asia this year were largely to support clients' expansion of capacity and the development of new products and services. Infrastructure development, where progress is critical to economic growth and quality of life, is also central to our investment strategy in the region.

Technical assistance for small business development is our main contribution to private sector development in areas where investment opportunities remain limited. IFC's technical assistance work in Bangladesh, Bhutan, and Sri Lanka develops financial markets and, more generally, supports improvements in the investment climate.

IFC continues to support the development of small and medium enterprises in Bangladesh, Bhutan, Northeast India, Maldives, Nepal, and Sri Lanka through the SouthAsia Enterprise Development Facility. The SEDF program is laying the foundation for future investment opportunities by engaging with local banks to increase access to finance and working with governments to improve the business-enabling environment. SEDF works closely with the World Bank, leveraging its analytical work, including investment climate assessments. IFC opened two new offices this year, in Guwahati in northern India and in Sri Lanka, to respond more effectively to needs in low-income and high-risk regions.

While India's economic growth rates are impressive, improvement in the quality of life for the poor has been less dramatic. IFC continues to focus on improving India's investment climate by supporting greater private participation in infrastructure development and government efforts to increase investment and rural productivity.

INVESTMENTS IN INFRASTRUCTURE

Substantial improvements in infrastructure are needed to sustain South Asia's growth. Severe bottlenecks, including in power, water, and transportation services, continue to impede economic competitiveness. To address infrastructure constraints, IFC made three investments in public-private partnerships in FY06, for a total of $44 million.

We signed an agreement with the U.S.-based National Rural Electric Cooperative Association and the Power Finance Corporation, India's public financial institution for the power sector, to set up a public-private partnership for rural electricity distribution and provide advisory services

for pilot electrification programs. This alliance is an important step toward India's goal of achieving universal electrification by 2012. The rural distribution utilities the program establishes will be owned by community-based organizations and managed by private entities, with microlending and institutional support from nongovernmental organizations. The first project will be in West Bengal, where only 1 percent of the population currently receives electricity from the state utility.

IFC lent $15 million to India Hydropower Development Company, a firm setting up six small and medium hydroelectric generation facilities in the states of Himachal Pradesh, Maharashtra, and Madhya Pradesh. IFC followed a prior investment in Infrastructure Development Finance Company Limited with both a syndicated loan of $100 million and technical assistance to increase the company's capacity to advise state and municipal governments on developing public-private infrastructure projects.


In Bhutan, we provide training to small business owners.

IFC also entered the Indian water sector for the first time, with $25 million in financing for Chennai Water Desalination Limited, the country's first private project to supply desalinated water. This is also one of IFC's first investments in the desalination sector, which is growing globally.

In Sri Lanka, we helped Eco Power Private Limited, a developer and operator of small-scale hydropower generation plants, sell carbon emission credits. The IFC-Netherlands Carbon Facility, our joint initiative with the Dutch government, signed an agreement in August 2005 worth $4.5 million to purchase greenhouse gas emission reductions from Eco Power's renewable energy projects. Sales of these carbon credits will help the Netherlands comply with its commitments under the Clean Development Mechanism of the Kyoto Protocol.

SHARING STRATEGIES FOR EMERGING MARKET MULTINATIONALS

Investment flows between emerging markets rose threefold between 1995 and 2003, to $46 billion, accounting for roughly 35 percent of total foreign direct investment in developing countries. IFC's commitments in support of such south-south investments have also grown rapidly, reaching $673 million this year and including investment projects in every region.

To help emerging market companies learn from each other's experiences in cross-border investment, IFC organized a conference in Mumbai in November 2005 in conjunction with the *Financial Times*. Presentations by regional and global government and business leaders from Africa, Asia, Europe, the Middle East, and Latin America helped the 250 participants from 35 countries better understand investment trends and effective strategies for cross-border investing.

Employment for cane farmers in rural areas will increase with an expansion of sugar production capacity that IFC helped finance.

INCREASING CONNECTIVITY TO SPUR ECONOMIC GROWTH

A $20 million loan to Wataniya Telecom Maldives Private Limited, a subsidiary of Kuwait-based Wataniya Telecom, will promote telecommunications competition in the Maldives and provide mobile coverage to underserved areas, including more than 100 islands. The company is building a nationwide mobile telecommunications network in the country and plans to set up a submarine fiber optic cable that will improve connections to the rest of the world.

Wataniya Telecom's project will provide mobile coverage to all inhabited islands as well as the Maldives' main fishing areas. Working closely with Horizon Fisheries, a local private company, Wataniya is helping boat captains use communications to improve how they match supply with demand at local processing plants.

FINANCING GROWTH IN EMERGING SECTORS

We continue to provide long-term debt and equity in India, making key investments this year in manufacturing, agribusiness, information technology, and financial services.

IFC provided a $26.5 million combined loan and equity investment to JK Paper, one of the country's leading pulp and paper producers, increasing its ability to meet domestic demand and improve environmental systems. To support infrastructure development, we committed a combined loan and equity investment of $20 million for PSL Limited, India's largest producer of large-diameter steel pipes. In the auto components industry, we provided financing for LGB and International Auto Limited to help those companies meet growing demand.

In the agribusiness sector, Ruchi Soya, an Indian producer of edible oils, is adding new facilities, training employees, and increasing its workforce with an investment from IFC. We also supported DSCL, a diversified Indian agribusiness and chemical company. Following a $30 million investment in DSCL's chemical operations last year, IFC committed $15 million in FY06 to expand the company's sugar production capacity. This will lower unit production costs and increase employment for cane farmers in rural areas.

Technology accounts for 25 percent of exports and continues to be a key driver of economic growth. We responded to the need for early-stage financing in the Indian IT sector with a $20 million equity investment in iLabs, an early-stage technology fund. We also made equity investments in Indecomm, Nevis, and KPIT Cummins Infosystems.

To support development of oil and gas reserves in South Asia, IFC provided a second loan to Cairn Energy for $150 million. Cairn is developing fields in India and Bangladesh, and our new investment will support work in an underdeveloped area of Rajasthan. The project offers a significant opportunity for communities near



COLIN J. WARREN

IFC's first investment in Bhutan supported the tourism sector with financing for resort construction.



the Rajasthani fields, and IFC is partnering with Cairn to support extensive community engagement and economic development programs.

We helped more than 2,000 of India's grassroots entrepreneurs and artisans find new jobs or increase their sales in FY06.

In the financial sector, IFC invests in, and provides technical assistance to, private financial institutions that expand services to underserved markets, including small businesses. We invested $31.5 million in Federal Bank, a midsize private sector bank in southern India, supporting its efforts to expand nationally and helping meet its growing need for capital. IFC also made a $2 million equity investment in Lok Investments, a fund set up to invest in microfinance institutions around India (see box). Two banks in Bangladesh, Dhaka Bank and Eastern Bank, joined IFC's Global Trade Finance Program, helping local importers gain better access to credit through a network of confirming banks worldwide.

SUPPORT FOR ENTREPRENEURS AND GREATER COMPETITIVENESS

IFC's SouthAsia Enterprise Development Facility worked with the Bangladesh Knitware Manufacturers and Exporters Association this year to help local manufacturers expand their market share and their understanding of market channels and requirements. Changes in trade agreements on textiles, particularly the multifiber agreement, have created an increasingly competitive environment for the garment industry, which accounts for more than 75 percent of Bangladesh's export earnings and over 2 million jobs.

INNOVATIVE SOLUTIONS IN MICROFINANCE

Lok Investments will use $2 million in IFC equity, in conjunction with equity provided by other institutions, to invest in up to 20 microfinance institutions across India. The company hopes to encourage local banks to increase their emphasis on microfinance by demonstrating the sector's profit potential. In addition to investments in nonbank finance companies, Lok plans to invest in service companies—independent, private limited companies that originate loans and manage cash flows between microfinance clients and partner banks in exchange for a set fee.

This innovative approach to developing microfinance has been successful in test cases by Indian banks. We expect that investments made by Lok Investments will result in microfinance loans to 1.5 million borrowers, primarily low-income people in rural areas.


COLIN J. WARREN

Work on the expansion of Andhra Pradesh Paper Mills in India.

SEDF organized a trade mission to take knitwear manufacturers to the United States, helping them develop market contacts, sales opportunities, and marketing skills. SEDF is implementing a follow-up development program to enhance collaboration and competitiveness in the industry.

To promote entrepreneurship among India's youth, IFC's Grassroots Business Initiative is supporting the Bharatiya Yuva Shakti Trust, which provides mentoring and start-up capital to disadvantaged young people. IFC is helping BYST increase its reach to 90,000 youth entrepreneurs and 30,000 mentors throughout India during the next five years.

IFC has also contributed $500,000 to an Entrepreneurship Growth Fund that will seek to address the "missing middle" among private enterprises—businesses not yet able to access commercial finance but with financing demands that exceed the capacity of microfinance institutions.


TED POLLETT
One of Cairn Energy's exploration rigs in Rajasthan, India.

IFC AGAINST AIDS IN INDIA

The IFC Against AIDS program demonstrates that private enterprises can be partners with government, nongovernmental organizations, and international development agencies to curb the HIV/AIDS epidemic. This year, the program worked with four IFC client companies in India to launch or expand workplace and community awareness and HIV prevention programs. The Ambuja Cement Foundation, Apollo Tyres, Ballarpur Industries Limited, and Usha Martin worked with IFC to develop and expand programs, enhance their clinical capacity for addressing HIV/AIDS through treatment of sexually transmitted infections, and promote prevention and behavior change among long-distance truckers, migratory workers, and other at-risk populations that interact with their operations.


REPORT ON REGIONS 2006



Europe and Central Asia

ALBANIA ARMENIA AZERBAIJAN BELARUS BOSNIA AND HERZEGOVINA BULGARIA CROATIA CZECH REPUBLIC ESTONIA GEORGIA HUNGARY KAZAKHSTAN KYRGYZ REPUBLIC LATVIA LITHUANIA FORMER YUGOSLAV REPUBLIC OF MACEDONIA MOLDOVA POLAND ROMANIA RUSSIAN FEDERATION SERBIA AND MONTENEGRO SLOVAK REPUBLIC SLOVENIA TAJIKISTAN TURKEY TURKMENISTAN UKRAINE UZBEKISTAN

IFC'S STRATEGY FOR EUROPE AND CENTRAL ASIA

- Promote transparency and good corporate governance in environmentally and socially sustainable projects, with a focus on frontier markets
- Support investments to diversify economies and modernize industrial structures and infrastructure, accelerating the transition to market economies
- Develop financial markets, with a focus on access to finance for small and medium enterprises, institution building, and innovative financial products
- Catalyze intraregional investments and public-private partnerships in infrastructure and social sectors


COMMITMENTS
(U.S.$ millions)
Financing for IFC's own account
Syndications
$2,100
$1,400
$ 700
$ 0
1,203
191
1,667
363
1,938
419
2,084
241
FY03
FY04
FY05
FY06

OVERVIEW OF IFC ACTIVITY

	FY06	FY05
Total number of investment projects	80	67
Total expenditures for technical assistance and advisory service projects (U.S.$ millions)	$32	$38

IFC STAFF AND CONSULTANTS

	Headquarters	Field Offices
As of June 30, 2006	12	486

PROJECT FINANCING AND PORTFOLIO

(U.S.$ millions)

	FY06*	FY05**
Financing committed for IFC's account	$2,084	$1,938
Loans***	1,710	1,751
Equity***	231	187
Guarantees and risk management	143	0
Loan syndications signed	241	419
TOTAL COMMITMENTS SIGNED	2,325	2,357
Committed portfolio for IFC's account	6,525	5,423
Committed portfolio held for others (loan and guarantee participations)	995	1,008
TOTAL COMMITTED PORTFOLIO	7,519	6,431

IFC'S LARGEST COUNTRY EXPOSURES

Committed portfolio for IFC's own account as of June 30, 2006.
(U.S.$ millions)

Russian Federation	FY06	$1,974
	FY05	$1,432
Turkey	FY06	$1,197
	FY05	$ 981
Ukraine	FY06	$ 533
	FY05	$ 265
Romania	FY06	$ 530
	FY05	$ 409
Serbia and Montenegro	FY06	$ 330
	FY05	$ 142

* *Committed portfolio for IFC's account and held for others includes regional share of BTC Pipeline, which is officially classified as a global project.*

** *Includes regional share of Melrose Facility investment, which is officially classified as a global project. Committed portfolio for IFC's account and held for others includes regional share of BTC Pipeline, which is officially classified as a global project.*

*** *Loans include loan-type, quasi-equity products. Equity includes equity-type, quasi-equity products.*


Sandora
Sandora

VLADIMIR ANDRIEVSKY

In Ukraine, IFC provided Sandora, a leading juice company, with financing for a new plant. We also provided technical assistance to local farmers to improve the company's supply of fruit and vegetables.

EXPANDING ACCESS TO FINANCE AND LOCAL MARKETS

Strong growth rates continued in the region in 2005, exceeding 5 percent in most countries. The Caucasus and the Baltics experienced particularly rapid increases in GDP, with Azerbaijan, Armenia, and Latvia all growing at double-digit rates. New EU members grew as a result of greater integration into global markets. In a number of resource-rich transition countries, such as Kazakhstan and Russia, robust growth rates were buoyed by high commodity prices. At the same time, several countries, including the Kyrgyz Republic, Poland, Romania, and Ukraine, saw a sharp slowdown in growth.

Our commitments in Europe and Central Asia this fiscal year were $2.08 billion, with an additional $241 million in syndications. The majority of this investment went to Russia, where IFC invested more than $591 million for its own account and syndicated $142 million for 27 projects, and to Turkey, where IFC invested $513 million in 10 projects and mobilized an additional $50 million in syndicated loans.

In the Balkans, IFC operations continued to increase, particularly in Romania and Serbia and Montenegro. IFC's activity in Ukraine grew for a second consecutive year, and there were also significant increases in the Caucasus and the Balkans. In Central Asia, IFC investment operations remained constant, with a growing emphasis on micro and small businesses.

Technical assistance continued to play an important role in the former Soviet countries, with ongoing work to develop financial institutions, improve the business environment, and strengthen corporate governance practices. In the Balkans, IFC refocused its technical assistance on these areas as well as on promoting alternative mechanisms for dispute resolution, assisting companies in meeting EU standards, and promoting public-private partnerships in infrastructure.

SUPPORTING FINANCIAL MARKETS

Throughout the region, development of financial institutions remained a strong priority, accounting for half of our FY06 investment projects and much of our technical assistance.

In the region's smaller economies, we combine financing with expertise on best practices to help strengthen local banks. For example, in FY06, IFC worked in Armenia with Inecobank, in Azerbaijan with Azerigazbank and the Microfinance Bank of Azerbaijan, and in Georgia with TBC Bank and Mobiasbanca. We continue to take a similar approach in less developed regions of Russia, working this year with four banks outside of Moscow, two of which are new clients.

In Ukraine, we provided a subordinated loan to Aval Bank for on-lending to small businesses. In Southeast Europe, we supported lending for small businesses in Romania through financing for Banca Comerciala Romana, and in Serbia and Montenegro through a loan to Banca

Intesa. We cooperated with Kreditanstalt für Wiederaufbau, Germany's bilateral lending agency, to spur lending to micro and small businesses, committing $37 million for the European Fund for Southeast Europe. In Bosnia and Herzegovina, IFC worked with MI-BOSPO, a microcredit organization that lends to low-income female entrepreneurs.

We committed $82 million to private equity funds to strengthen businesses in the region. Our investments in the Emerging Europe Convergence Fund, the Marbleton Property Fund, and the Euroventures Ukraine Fund will support investments in infrastructure, real estate, and midsize private firms.

Other FY06 projects focused on leasing and housing finance. Our loan to UniBank, the first investment by an international financial institution in Azerbaijan's leasing sector, grew out of early advisory work that we conducted with the Swiss government to develop Azerbaijan's leasing industry. IFC has continued to support development of Russia's housing finance sector through advisory work for the Primary Mortgage Market Development Project and through financing for mortgage origination to Absolut Bank, Credit Bank of Moscow, and Delta Credit Bank. IFC promoted housing and small business finance through an investment (alongside an investment fund based in the region) in Bosnia and Herzegovina's Nova Banka, which operates in the underdeveloped Republic of Srpska.

We continued to provide technical assistance to foster the growth of credit information services for businesses in the region; this information will make lending less risky and costly for banks.

REGULATORY REFORM HELPS SMALL BUSINESSES IN UZBEKISTAN

In Uzbekistan, IFC advisory efforts have resulted in annual savings of $33 million by small businesses. Consultations provided by IFC's in-country advisory team led to government adoption of seven presidential decrees that improve the country's business environment by streamlining taxation, inspections, permit issuance, and financial reporting procedures for small businesses.

Paperwork requirements for Uzbek entrepreneurs are now less onerous, and small businesses will be able to pay their taxes through a single payment equal to 13 percent of sales. Inspectors will no longer be able to shut down a business without turning to the court system nor be able to place exorbitant fines on firms for minor infractions or first offenses. The cancellation of mandatory permits for retail trade and 10 other commercial activities, which had been issued to 20 percent of Uzbek entrepreneurs on an annual basis, will help businesses by liberalizing market entry and expansion. IFC will continue to monitor the effect of these changes and the impact of its advisory assistance through annual surveys of Uzbek entrepreneurs.

To address the scarcity of financing for small and medium enterprises in Azerbaijan, we provided technical assistance and a $3 million loan to develop the leasing industry.

ADDRESSING INFRASTRUCTURE CONSTRAINTS

The private sector is helping increase access to markets by removing infrastructure impediments to business growth in Europe and Central Asia. IFC's Private Enterprise Partnership for Southeast Europe provides advisory services for structuring and implementing public-private partnerships in infrastructure. Since its start in October 2005, PEP-SE Infrastructure has been appointed by Serbia's government to serve as lead advisor in the restructuring of the national carrier, Jat Airways, and by Albania's government in furthering the country's public-private partnership agenda. The facility is also working on similar partnerships for water, sewer, and waste disposal services.

In Russia, IFC supported the expansion of Brunswick Rail Leasing and

the construction of six inland container terminals by Eurosib Group in various parts of the country. We also provided financing for Air Taxi, a Russian company establishing passenger airline shuttle services, and for Turkish client TAV Holdings' airport projects in Georgia.

INVESTMENTS WITH ENVIRONMENTAL IMPACT

Since 2001, IFC has helped banks finance energy efficiency improvements in many Eastern European countries. IFC provides banks and leasing companies with credit lines and credit enhancement packages, along with advice and training in structuring and marketing financial products for such improvements.

Despite very cold weather and rising energy costs last winter, many Hungarians actually paid less than before for home heating. Over the past two years, IFC has helped a local Hungarian bank finance energy-efficient home improvements, including better insulation, more efficient windows, and new thermostats.

This year, we also began working with Russian banks to finance energy efficiency projects for companies upgrading outdated heating systems and antiquated production lines. Nearly half of Russia's industrial equipment is at least 20 years old, and energy consumption per unit of production is 10 times that of the wealthiest countries. In Rostov-on-Don in southern Russia, IFC provided a $4 million ruble-indexed loan to CenterInvest Bank to finance several such projects, including new heating equipment for 400 homes. The equipment is expected to reduce home heating costs by 40 percent.

Other FY06 investments will have positive environmental impacts in Bulgaria and Romania. EPIQ NV, an electronics manufacturer and an IFC client since 2001, received a loan to expand and modernize its Bulgarian operations. Sensors the company produces for car makers will monitor the emission of polluting gases and improve fuel efficiency in diesel cars in Europe. A €14 million loan we made to CNFR Navrom Galati S.A., Romania's largest private river shipping company, will be used to upgrade its fleet of tugboats with engines that meet EU environmental requirements for emissions.


OROZBEK KENJETAEV

IFC is helping improve housing conditions in the Kyrgyz Republic through housing finance projects.

KYRGYZ MICROENTREPRENEURS BENEFIT FROM IFC FINANCING

IFC signed an agreement to provide a $2.2 million financing package this year to Micro Credit Agency Bai Tushum Financial Foundation, one of the Kyrgyz Republic's leading microlending institutions. IFC financing will be used to transform Bai Tushum from a not-for-profit entity into a more sustainable, commercially oriented financial institution, expanding its lending to farmers, private entrepreneurs, and small enterprises in remote regions. As a regulated microfinance company, Bai Tushum will be able to provide a wide range of credit and savings products that are not widely available to local microentrepreneurs. An estimated 3,200 new Kyrgyz microentrepreneurs are expected to benefit, boosting private sector wealth and job creation.

Two large IFC investments in the steel sector are also expected to bring marked environmental improvements for the surrounding communities. A $60 million loan to Russia's Vyksa Steel Works of OMK Group and a $100 million loan to Ukraine's Industrial Union of Donbass will help finance extensive modernization programs, helping the companies phase out polluting open-hearth furnaces and meet international-level environmental standards.

OTHER ECONOMIC SECTORS

Access to local markets in the region is restricted by limited transport infrastructure as well as underdeveloped retail and logistics networks. IFC's commitments included an investment in Galnaftogaz to add to its growing system of petroleum filling stations in Ukraine. Also in Ukraine, we lent to Nova Liniya, a small home improvement company, to allow it to expand into provincial cities, and we helped the Biocon Group expand its pharmaceutical distribution and retail business. In Armenia, IFC supported more than 800 small retailers by providing financing to improve and expand the bazaar where they operate in Yerevan. In Russia, IFC provided financing for Trio, a modern distribution and warehouse center for frozen food products. Also in Russia, we supported Ramstore's expansion into the country's less-developed regions. With links to transport infrastructure and logistics in the Moscow region, Trio will set a new industry standard for high-quality handling of perishable products.

IFC's agribusiness investments in Europe will increase the market for primary food processors. In the Balkans, we helped Agrokor restructure two meat-processing plants that would not otherwise be sustainable. We also provided $10 million in financing for Rise, an integrated agribusiness company, to help increase farmers' access to key supplies and services in Moldova, Russia, and Ukraine. We also assisted Rise in revising its business plan and improving its corporate governance.

Construction growth across the region has increased the need for building materials, another sector we supported this year. IFC lent to Zeus Ceramica for a new ceramic tile plant in the Donetsk region of Ukraine. In Turkey, we lent to the Sanko Group to support its construction of a large greenfield cement plant.

IFC also made its first investment in Eastern Europe's oil refining sector, providing a loan and syndication for $82 million for Petrotel-Lukoil's Romanian refinery. In addition to helping this Russian company expand operations into a nearby country, our investment will allow it to modernize and make environmental upgrades.


LUKOIL
MATTHIAS HEDINGER

Petrotel-Lukoil's Romanian refinery will modernize and make environmental upgrades with $82 million in financing arranged by IFC.

400 homes in southern Russia received new, energy-efficient heating equipment through an IFC ruble-indexed loan to CenterInvest Bank.

We provided a $120 million loan to Avea, a Turkish mobile phone operator we have been advising for three years. This investment supports the liberalization of the telecom industry in Turkey and increases competition in the sector, which ultimately makes telecommunications services more affordable for consumers.

INVESTMENTS IN HEALTH AND EDUCATION IN TURKEY


COURTESY OF YUCE SCHOOLS
Yuce School in Ankara, Turkey.

IFC is expanding its support for private sector health and education projects in Turkey. We extended our first Turkish lira loan this year, for the equivalent of $4.5 million, to Yuce, a primary and secondary school and IT training institute in Ankara. The loan will help Yuce meet the growing demand for vocational training in the IT sector and enhance its educational software products, which are widely used in both public and private schools. The ability to finance projects with local currency is particularly important in social sectors, where most institutions have local currency revenues.

We also lent the equivalent of $40 million for Acibadem Healthcare Group, which operates a network of hospitals and ambulatory care facilities in Istanbul. The loan, IFC's second for the company's expansion, will allow Acibadem to expand in Istanbul and into smaller cities in Turkey where high-quality health care is less available.


VLADIMIR ANDRIEVSKY
High-quality fruit is essential to Sandora's business.

AGRIBUSINESS IN UKRAINE

Ukraine's leading producer of branded juice, Sandora, has received $20 million in IFC loans to build a new bottling plant and improve product quality and distribution.

To support the company's need for a stable, high-quality supply of fruit and vegetables, IFC's Private Enterprise Partnership is working with local producers to improve farm management and marketing practices. The project is supported by Swedish donor funding and includes legal assistance for farmers negotiating supply contracts. While Sandora and companies like it will gain access to better produce, Ukrainian farmers will develop stronger business partnerships that improve employment stability in rural areas. For the 2006 growing season, Sandora has signed long-term supply contracts worth $5.6 million with 25 farms. Together these farms employ more than 1,500 people.



Latin America and the Caribbean

ANTIGUA AND BARBUDA ARGENTINA THE BAHAMAS BARBADOS BELIZE BOLIVIA BRAZIL CHILE COLOMBIA COSTA RICA DOMINICA DOMINICAN REPUBLIC ECUADOR EL SALVADOR GRENADA GUATEMALA GUYANA HAITI HONDURAS JAMAICA MEXICO NICARAGUA PANAMA PARAGUAY PERU ST. KITTS AND NEVIS ST. LUCIA TRINIDAD AND TOBAGO URUGUAY VENEZUELA



IFC'S STRATEGY FOR LATIN AMERICA AND THE CARIBBEAN

- Improve the business enabling environment, helping small businesses join the formal economy
- Increase access to finance, reach microentrepreneurs, small businesses, and second-tier companies and provide long-term financing for corporations
- Strengthen infrastructure by increasing private sector participation and advising on reforms of the regulatory framework
- Promote sustainability through higher standards for corporate governance and environmental and social performance

COMMITMENTS

(U.S.$ millions)

	Financing for IFC's own account	Syndications
FY03	1,258	918
FY04	1,218	374
FY05	1,398	385
FY06	1,747	888

OVERVIEW OF IFC ACTIVITY

	FY06	FY05
Total number of investment projects	69	54
Total expenditures for technical assistance and advisory service projects (U.S.$ millions)	$13	$5

IFC STAFF AND CONSULTANTS

	Headquarters	Field Offices
As of June 30, 2006	11	95

PROJECT FINANCING AND PORTFOLIO

(U.S.$ millions)

	FY06	FY05
Financing committed for IFC's account	$1,747	$1,398
Loans*	1,371	1,221
Equity*	265	75
Guarantees and risk management	111	103
Loan syndications signed	888	385
TOTAL COMMITMENTS SIGNED	2,635	1,783
Committed portfolio for IFC's account	6,299	6,124
Committed portfolio held for others (loan and guarantee participations)	2,328	2,179
TOTAL COMMITTED PORTFOLIO	8,627	8,304

IFC'S LARGEST COUNTRY EXPOSURES

Committed portfolio for IFC's own account as of June 30, 2006.
(U.S.$ millions)

	FY06	FY05
Brazil	$1,505	$1,398
Mexico	$1,093	$1,104
Argentina	$ 810	$ 731
Colombia	$ 504	$ 387
Peru	$ 272	$ 320

* *Loans include loan-type, quasi-equity products. Equity includes equity-type, quasi-equity products.*



ALEJANDRO PEREZ

IFC's Municipal Fund provided a partial credit guarantee for the purchase and operation of trains on São Paulo's new subway line.

SUPPORTING EMERGING INDUSTRY LEADERS THROUGH LONG-TERM PARTNERSHIPS

The Latin America and Caribbean region is experiencing its fourth consecutive year of growth, with economic expansion for 2006 expected to equal the 4 percent increase in 2005. But despite domestic economic policy improvements and high prices for the region's commodities, growth here has fallen behind that of other emerging markets. GDP per capita growth in the region, measured against the world average of the past 25 years, is lower than all other emerging market regions except Sub-Saharan Africa, a region that in fact outperformed Latin America and the Caribbean in 2005.

Persistent poverty and inequality are increasing the region's social and political tensions, with discontent among groups that do not perceive the benefits of economic growth evident in recent elections. Some of the new governments are seeking a larger state role in the economy, creating uncertainty for investors that could result in overall lower investment levels as well as higher inefficiencies. This in turn could curb growth and efforts to reduce poverty. Still, most governments in Latin America and the Caribbean recognize that the private sector is an increasingly powerful force for development, and the private sector itself is more actively addressing inequality and encouraging entrepreneurship. Many investors in the region are identifying stakeholder engagement and sustainability as important strategies for establishing strong local ties, strengthening reputations, and improving bottom lines.

IFC's activities reflect this challenging environment. Through equity investments, loans, technical assistance, and advisory products, IFC is nurturing long-term partnerships with client companies, improving market accessibility for small businesses, and supporting the global expansion of leading companies in the region. In FY06, our commitments in Latin America and the Caribbean reached $1.75 billion for 69 projects, and we raised an additional $888 million from commercial banks through syndicated loans.

IFC puts clients' needs first while striving for strong growth with developmental impact. At the regional and country level, our strategic focus in Latin America and the Caribbean is on improving the business environment, infrastructure, access to finance, and the sustainability of private sector activity. To be successful with our client companies, we provide creative solutions, efficient and effective financial services, global knowledge, and innovation.

FOSTERING ACCESS TO FINANCE

IFC committed a record $635 million for the financial sector through 25 transactions in the region, including $59 million in syndicated loans from participating banks. Over two-thirds of these projects were completed by our field offices, a testament to our placing more investment staff there. About 70 percent of our financial sector

commitments, or $410 million, were local currency transactions, including innovative projects in Brazil, Colombia, and Peru. We developed a strong program with second-tier banks to make credit available to midsize enterprises.

Our financial sector commitments in the region included $156 million in Colombia, $130 million in Mexico, $111 million in Brazil, and a substantially increased $81 million for projects in the Caribbean. IFC committed $208 million for micro, small, and medium enterprises, $150 million for housing, and nearly $120 million for general banking. Four trade financing lines led to 26 transactions totaling $45 million, many of which supported smaller Brazilian exporters. We also invested $183 million in equity and quasi-equity instruments for companies working in the region.

70 percent of our financial market commitments in Latin America and the Caribbean were local currency transactions.

INVESTMENTS IN INFRASTRUCTURE, HEALTH, AND EDUCATION

IFC committed $407 million and mobilized an additional $312 million for 14 infrastructure projects in the region this year. To maximize our impact, IFC and the World Bank are working together on public-private partnerships, with IFC providing advisory services, investments, and private sector perspectives in discussions with governments. Progress includes a new public-private partnership law in Brazil and an improved regulatory framework for such partnerships in Mexico. In Guatemala, we provided assistance with municipal and subnational financing.

Our FY06 infrastructure investments included a $62.5 million investment and a $67.5 million syndication toward a 310-megawatt thermal power plant for reliable power generation in Ceara, one of Brazil's poorest states. The plant will be built and run by a special-purpose project company, Central Geradora Termelectrica Fortaleza.

We provided financing for several airports and airline companies this year, including a financing package for the expansion of Jamaica's Sangster International Airport. We also made a loan for facility improvements at the Las Américas airport and for construction of the Samana airport, both in the Dominican Republic. To support the expansion of TAM Airlines in Brazil, we made a commitment for $50 million in financing.

IFC invested in education projects across the region that expand access to high-quality, affordable education. We made a local currency loan equivalent to $30 million for the construction of three new campuses by Universidad Tecnológica de México, the country's third-largest private university. IFC also provided the equivalent of $5 million in local currency financing to Centro Español, a hospital in Tampico, for modernization and expansion. IFC's involvement will help

HOUSING AND TRADE FINANCE

IFC made several investments this year to increase access to housing and trade finance. We invested in Rio Bravo Securitizadora in Brazil to expand its lending for and securitization of residential real estate. Our financing consisted of a $1.5 million equity investment and a warehousing credit line equivalent to $22 million. In Colombia, we provided a financing package of up to the equivalent of $61 million to Banco Davivienda, the country's leading mortgage originator, to diversify its funding sources and reduce maturity mismatches.

We are supporting small, export-oriented agribusinesses in 16 countries across Latin America with a $30 million credit line to the Latin American Agribusiness Development Corporation, which enables capital investments in exporting farms and small and medium agribusinesses by providing long-term funding. To improve credit access for small businesses in the region, we provided financing to Banco Mercantil for trade finance aimed at small Bolivian importers. We also invested $3 million in equity to create Solidus, an investment company that will make quasi-equity type investments in microfinance institutions throughout the region.

institutionalize more efficient accounting and financial management processes and help the hospital strengthen its management of water supply, medical waste, hygiene and infection control, and fire safety. In Brazil, we made a loan and equity investment in Fundo de Educação para o Brasil to support the expansion of Anhaguera Educacional, a university that primarily serves low-income students.

PROMOTING SUSTAINABILITY

IFC is leading a number of corporate governance initiatives, notably in Brazil and Peru, and providing technical assistance to clients to improve their access to markets. To support the expansion of a leader in environmental and social issues, we arranged a $280 million financing package this year for Arcor, a family-owned company that produces candy in Argentina. The company will use the financing to expand in several Latin American countries.

Our recent work to set environmental and social standards includes projects involving the mining sector in Guatemala, Guyana, and Peru, agribusiness in the Brazilian Amazon, and forestry in Chile and Nicaragua. Our goal in many of these efforts is to maximize the combined effectiveness of IFC's financial and technical assistance. In Guyana, for example, our $4.6 million investment in Guyana Goldfields will support an ongoing exploration program and project feasibility studies. Because of our early involvement, we are working with the company on community and civil society partnerships, local economic development, and environmental management.

With our investment in the Fondo de Inversión Forestal Lignum, a Chilean private equity forestry fund, we are enabling small and medium landowners to increase their current income through an innovative securitization of their landholdings. In high-risk and low-income countries, where IFC's investment opportunities are limited, we provide technical assistance to improve the sustainability of economic activity. In Nicaragua, for example, we are collaborating with the World Wildlife Federation on forestry initiatives.

IFC has also provided financial support for development of the Business Sustainability Index, which was recently launched by Bovespa for the Brazilian stock market. The index, the second of its kind in emerging markets, was developed by the Center for Sustainability Studies and includes 28 local companies listed on the São Paulo Stock Exchange. It tracks corporate governance and environmental and social performance in addition to


JOUNI-MARTTI EERIKAINEN

IFC's financing for Tecon Salvador's cargo terminal in Brazil allowed the company to double its container-handling capacity.

PUBLIC-PRIVATE PARTNERSHIPS IN INFRASTRUCTURE

Starting in 2002, IFC provided advice to the Mexican government on public-private partnerships, an effort that recently led to successful bids for two projects, Leon Hospital and a road between Irapuato and La Piedad. In Brazil, IFC is advising the federal government on two initiatives, a road in Bahia and an irrigation project in Pontal in northeastern Brazil.

In Guatemala City, we are working with the World Bank to provide financing for construction of the Transmetro mass transport system. The subnational financing consists of a partial credit enhancement to Banco G&T Continental through a risk-sharing facility of up to the local currency equivalent of $6.6 million. Altogether, this will help mobilize $46.2 million for the urban transit system. The project is expected to benefit 180,000 people daily, including many who rely on public transportation to get to work.



financial results. The index was unveiled at an IFC-sponsored Conference on Sustainable Finance in Emerging Markets, held in São Paulo in December 2005.

STREAMLINING BUSINESS REGISTRATION

IFC and the World Bank's *Doing Business* reports have raised awareness of business and investment constraints across the region, and IFC is supporting reform agendas in Brazil, Colombia, Mexico, and Peru. Our Latin America and Caribbean facility works to simplify business registration, helping move small businesses into the formal economy.

In Peru, where more than 60 percent of businesses operate informally, we helped them enter the formal sector by reducing the time needed to start a business in the capital city, Lima, from more than 60 days to two or less. We also trained municipal employees and upgraded municipalities' information technology infrastructure in a number of Bolivian cities. By improving the process for registering a business and reducing from six to two the average number of trips that entrepreneurs must make to municipal offices, Bolivia has seen more businesses come into the formal economy, increasing municipal revenue from business registration by 25 percent.

IFC helped improve access to phone service and supported the largest foreign investment in Haiti in 30 years with $15 million in financing for telecom operator Digicel.


MARISOL GIACOMELLI

A local artisan benefiting from IFC's Indigenous Enterprise Development Program.

HELPING ADD VALUE TO PETROCHEMICAL PRODUCTS IN BRAZIL

Suzano Petroquímica, one of the largest petrochemical companies in Brazil, requested IFC's assistance to develop the capabilities of small companies around São Paulo that can transform its petrochemical products into value-added plastic products. Our assistance is expected to produce dual benefits. For Suzano, it will create additional demand and potentially higher margins. For Brazil, which is still principally an exporter of primary products, this is a chance to move up the value chain, create new investment opportunities and jobs, and retain more of the value-added within the country. This initiative is expected to support the development of a cluster of 20 to 30 small and medium plastic producers with about 1,200 employees.

We also committed $60 million for Suzano this year. The firm will use the financing for an acquisition and for corporate restructuring.

50 YEARS OF PRIVATE SECTOR SUPPORT IN LATIN AMERICA

50 YEARS

IFC's first investment in 1956 was a $2 million, 15-year loan to Siemens for manufacturing electricity-generating equipment in Brazil. A half-century later, we have invested and mobilized $31 billion in Latin America and the Caribbean, including nearly $600 million with 30 companies in the region's lowest-income countries, Bolivia and Haiti. In the course of our work, we have developed long-term partnerships to foster the growth of Latin American firms.

ARGENTINA

IFC has invested $6 billion in 112 companies in Argentina, sometimes under a challenging investment climate. During the country's 2001 currency crisis, IFC remained committed to Argentina as the only international financial institution supporting the private sector. We continued to lend to clients such as Aceitera General Deheza, a major agribusiness group and an IFC client since 1986 (please see page 17).

BRAZIL

IFC's investments in Brazil have provided $8 billion in financing to 167 companies. While Brazil's economy has seen ebbs and flows, IFC has innovated in times of crisis—for instance, reactivating $800 million in trade financing in 2002. We have consistently supported new growth industries in Brazil, including the country's first petrochemical project in the 1970s, which was the first step in building an industry that is now Brazil's fifth-largest in terms of GDP. The sector is now in a second phase of consolidation to enhance its global competitiveness, and in FY06 we invested $350 million in key petrochemical businesses.

MEXICO

We have also been active investors during periods of crisis in Mexico, playing a critical role in the reorganization and subsequent prosperity of a distressed company, Grupo Visa. Following the 1982 Mexican crisis, the company went through a financial restructuring with supervision by IFC and the Visa Group. In 1988, IFC lent $80 million to the firm, which helped catalyze an additional $146 million in investments. The firm, which subsequently became FEMSA (Fomento Económico Mexicano, S.A.), has since grown into one of Latin America's largest consumer products companies, with sales of $9.9 billion in 2005.

COLOMBIA

Since the early 1990s, IFC has played a key role in helping Colombia develop a more efficient capital market and a sound regulatory framework. In 2001, IFC, along with local financial partners, sponsored the country's first secondary mortgage company, Titularizadora de Colombia, with a $40 million equity investment and a local currency guarantee facility of $100 million. More recently, in March 2002, IFC launched a bond issue for 225 billion Colombian pesos, or about $100 million. We were the first international institution to issue a bond in Colombian pesos.

PRIVATE SECTOR ACTIVITY IN HAITI

Despite the near collapse of the Haitian state in the 1990s, IFC has continued to be an active investor in the country. In 1998, IFC invested $500,000 to create the first financial institution for microentrepreneurs in Haiti. MicroCredit National, IFC's first capital markets project in Haiti, has continued to operate on a commercial basis throughout the country's recent turbulent period.

This fiscal year, IFC provided $15 million in financing for a telecom project in Haiti with a long-term partner in the region, Digicel. The project is the largest foreign investment in the country in the past 30 years and is expected to expand mobile phone penetration by more than 50 percent by 2007. We also launched an audit of Electricité de Haïti in cooperation with the World Bank and with financing from the Canadian Development Agency.



Middle East and North Africa

AFGHANISTAN ALGERIA BAHRAIN ARAB REPUBLIC OF EGYPT ISLAMIC REPUBLIC OF IRAN IRAQ JORDAN KUWAIT LEBANON LIBYA MOROCCO OMAN PAKISTAN SAUDI ARABIA SYRIAN ARAB REPUBLIC TUNISIA UNITED ARAB EMIRATES WEST BANK AND GAZA REPUBLIC OF YEMEN

IFC'S STRATEGY FOR THE MIDDLE EAST AND NORTH AFRICA

- Support economic reform through investment and advice on global best practices
- Focus investments in the financial, infrastructure, and small and medium enterprise sectors
- Provide targeted, high-impact technical assistance for the financial sector, small and medium enterprises, the business environment, public-private partnerships, and privatizations
- Promote intra- and interregional investments to accelerate economic integration and business expansion

COMMITMENTS

(U.S.$ millions)

	Financing for IFC's own account	Syndications
FY03	287	0
FY04	236	0
FY05	315	0
FY06	668	0

OVERVIEW OF IFC ACTIVITY

	FY06	FY05
Total number of investment projects	29	21
Total expenditures for technical assistance and advisory service projects (U.S.$ millions)	$20	$5

IFC STAFF AND CONSULTANTS

	Headquarters	Field Offices
As of June 30, 2006	4	189

PROJECT FINANCING AND PORTFOLIO

(U.S.$ millions)

	FY06*	FY05**
Financing committed for IFC's account	$ 668	$ 315
Loans***	504	257
Equity***	100	20
Guarantees and risk management	64	38
Loan syndications signed	0	0
TOTAL COMMITMENTS SIGNED	668	315
Committed portfolio for IFC's account	1,556	1,210
Committed portfolio held for others (loan and guarantee participations)	314	664
TOTAL COMMITTED PORTFOLIO	1,871	1,874

IFC'S LARGEST COUNTRY EXPOSURES

Committed portfolio for IFC's own account as of June 30, 2006.
(U.S.$ millions)

	FY06	FY05
Pakistan	$345	$315
Egypt	$290	$297
Oman	$202	$105
Iraq	$108	$ 10
Algeria	$ 97	$ 72

* *Includes regional shares of Soco Facility and Veolia AMI investments, which are officially classified as global projects. Committed portfolio for IFC's account includes regional share of BAPTFF, which is officially classified as a global project.*

** *Includes regional shares of BAPTFF and Melrose Facility investments, which are officially classified as global projects.*

*** *Loans include loan-type, quasi-equity products. Equity includes equity-type, quasi-equity products.*


MICHAEL HIGGINS

PROMOTING GLOBAL EXPANSION OF EMERGING MARKET COMPANIES

GDP growth for the Middle East and North Africa, overall, was 5 percent in 2005, with stronger expansion in oil-exporting countries and comparatively weak growth in Iraq, Lebanon, Syria, the West Bank and Gaza, and Yemen. High unemployment rates in much of the region have spurred some countries, including Egypt and Pakistan, to embark on reform agendas that seek to attract private sector investment and increase jobs. In line with these reforms, IFC's investment and technical assistance activities are increasing across the region.

In FY06, our commitments in the region jumped more than 100 percent, for a total of $668 million in 29 projects, compared with $315 million for 21 projects during the previous year. To expand our portfolio, we have increased our business development efforts, hiring senior officers in Algeria, Egypt, Pakistan, and the United Arab Emirates. Our FY06 investments were spread across the region, in economic sectors including infrastructure, manufacturing, oil and gas, and financial institutions, with the last category representing over 40 percent of IFC's regional commitments. Our technical assistance for client companies, government entities, and business associations, provided primarily by our private enterprise partnership facility, also increased substantially this year.

SUPPORT FOR FINANCIAL INSTITUTIONS AND FINANCIAL MARKETS

To support the privatization of Habib Bank Limited in Pakistan, IFC provided a $50 million long-term loan to diversify the bank's funding and enable it to offer local businesses loans with longer maturities. This project is one of many involving a partnership between IFC and the Aga Khan Fund for Economic Development. IFC's technical assistance is helping strengthen the bank's operational capacity as it continues to restructure, modernize, and tailor its lending to consumers and small and medium businesses. We are also providing advice to help the bank undertake socially and environmentally responsible financing.

Following an initial $1 million equity investment in First Microfinance Bank of Afghanistan, in 2004, we provided the microfinance institution with a $3.5 million standby credit facility this year. In addition to the credit line, we are working with other donors on a technical assistance package to help FMBA manage security, gender outreach, and staff training, as well as address infrastructure constraints.

In Morocco, we provided the Foundation for Local Development and Partnership with a comprehensive developmental financing and assistance package to complement its growth potential and expansion plans in the coming years. The client is a microfinance institution that provides credit facilities to microentrepreneurs, particularly

women, in urban and semiurban areas of the country. IFC extended a partial credit guarantee aimed at helping FONDEP access local currency financing from local commercial banks, as well as technical assistance aimed at developing its internal controls and risk management system. Our microfinance investments in the region also included a $1 million equity investment in Pakistan's Tameer Microfinance Bank for up to 10 percent of the bank's initial capital. The bank plans to target low-income, self-employed individuals.

To support alternative forms of financing, we made investments in or offered technical assistance to leasing companies in Afghanistan, Egypt, Jordan, Oman, Pakistan, and Saudi Arabia. In housing finance, we provided precedent-setting support for mortgage-backed securities issued by Kingdom Installment Company in Saudi Arabia.

Paktel will use $35 million in IFC financing to make cellular service available throughout Pakistan by 2007.

INVESTMENTS IN OTHER KEY SECTORS

Oil and gas dominate many of the region's economies, and our FY06 commitments included support for underserved aspects of these sectors. Red Med, a logistics company offering base camp support for oil and gas companies in Algeria, received a $10 million IFC loan with an income participation feature. Also in Algeria, we invested $24 million in Fertial, the country's first privatized fertilizer company, and we will help with technical assistance for farmers who use the company's fertilizer.

Infrastructure is a critical investment area as countries in the region increase trade links with the global economy, and IFC continues to support private investments in transport and shipping. In Jordan, IFC committed a $15 million loan to CTI Group, a shipping company specializing in the regional transport of cement. The company needs substantial investment to replace its aging fleet of specialized cement carriers with newer vessels, but it was unable to obtain long-term funding from local banks and had limited access to traditional ship financing. IFC's long-term funding is critical to CTI's fleet renewal and expansion plans and will facilitate the company's access to international shipping banks. IFC is also working

IFC FINANCES CELLULAR NETWORK IN AFGHANISTAN

To support the construction and nationwide operation of a GSM digital cellular network—one of the largest foreign investments in Afghanistan this year—IFC has signed an agreement for a $40 million loan and an equity investment of up to $5 million with Areeba Afghanistan. The country has one of the lowest telephone density rates in the world, with less than 0.5 fixed lines and four mobile lines per 100 people as of 2005. This is significantly less than the penetration rates found in other countries nearby or with comparable economic environments. In addition to impeding economic activity, the lack of services hampers communication between the central government and regional authorities.

The project will increase the availability of reliable and affordable telecommunications services for consumers, businesses, and public agencies, and it will extend much-needed geographic coverage to rural and underserved areas in Afghanistan. By investing in Areeba, IFC is also supporting the Afghan government's agenda for liberalizing telecommunications and spurring private sector involvement and competition.

Areeba Afghanistan is owned by Investcom, a mobile phone operator with a track record in frontier markets including Benin, Ghana, Guinea-Bissau, Liberia, Sudan, Syria, and Yemen. IFC's financing promotes capital flows between developing countries by helping Investcom, which was recently acquired by MTN, invest in underdeveloped markets.

Areeba won Afghanistan's third long-term operating license in September 2005 through a transparent and competitive award process. It expects to have 700,000 subscribers by 2009.

EGYPTIAN BANK PROFITS FROM MICROFINANCE LENDING

A pilot microfinance program IFC has supported in cooperation with Egypt's second-largest bank, Banque Misr, has been so successful that the bank is expanding the program. Because only about 12 percent of the smallest businesses in the country have access to bank financing, this is a market segment with tremendous potential.

IFC first surveyed the microenterprise market, designed products, and put together a business plan. We then helped the bank draft a credit policy, procedures, and operating manuals for the microfinance operation, implement a loan-tracking system, train loan officers, and organize workshops in target communities. Within a year of launching the program at five branches, the bank had grossed $6 million from 13,000 microloans, with a repayment rate of nearly 100 percent. The success of this program has attracted interest in microfinance from other banks in Egypt and the Middle East.

with CTI on improving its corporate governance practices.

In Pakistan, we provided an $8 million loan for container terminal berths at Karachi's port. The loan will be used by the Pakistan International Container Terminal to buy container-handling equipment, increase capacity, and improve service.

In the manufacturing sector, IFC provided $133 million in loans for cement plants in Iraq and Yemen. We provided $98 million, our largest investment ever in Iraq, for construction of a greenfield plant. The plant will be built and run by Orascom Construction Industries, an Egyptian firm.

Afghanistan has long been known for the quality of its fresh and dried fruits. Despite decades of political unrest that undermined investment, the country's raisin and pomegranate crops still have significant export potential. IFC is helping producers and traders improve outdated production and processing technologies, build their supply chains, and expand their knowledge of export markets. This effort should enhance product quality and export earnings.



COURTESY OF PAKISTAN INTERNATIONAL CONTAINER TERMINAL

An $8 million IFC loan will help Pakistan International Container Terminal buy container-handling equipment and improve service at Karachi's port.

MEETING A NEED FOR LONG-TERM CAPITAL AND TECHNICAL ASSISTANCE IN ALGERIA

IFC made a $10 million investment this year in an Algerian company, Red Med, to help the firm meet growing demand for local logistics services from foreign companies in the oil and gas sector. Algeria's hydrocarbon deposits are located in remote desert areas, where infrastructure is inadequate, making it difficult for foreign companies to operate. IFC's investment in Red Med, our first with a local Algerian firm, will support a four-year, $32 million expansion of the company's core activities, including the acquisition of additional cranes, trucks, aircraft, and medical testing equipment.

Because Algeria's banking sector is dominated by state-owned banks with limited access to long-term funding resources, IFC's long-term financing is critical to the company's expansion plans. IFC is also helping Red Med with corporate governance practices, including revamping its holding structure. These steps will help Red Med access international capital markets in the future.


QUEEN ALIA INTERNATIONAL AIRPORT

TOREK FARHADI

IFC is advising Jordan's government on the privatization of Queen Alia International Airport.

FOSTERING PRIVATE ENTERPRISE THROUGH TECHNICAL ASSISTANCE AND ADVISORY SERVICES

IFC's donor-funded facility, the Private Enterprise Partnership for the Middle East and North Africa, provides technical assistance to support the financial sector, small and medium enterprises, business environment reforms, and public-private partnerships for infrastructure projects. We are stepping up our corporate governance advisory work throughout the region, particularly in Egypt and Pakistan. In Egypt, we are also increasing the management capacity of small and medium enterprises through the Business Edge management training program run by PEP-MENA. Program partners receive training and certification in marketing, human resources, finance, accounting, and methods for improving productivity, and PEP-MENA monitors their performance to maintain quality standards. Since October 2004, we have certified 11 training partners, who in turn have trained more than 2,500 managers and owners of small enterprises. We are expanding the program to Jordan, Oman, the United Arab Emirates, and Yemen, as well as partnering with large corporations to provide management training to small enterprises in their supply chains.

IFC is the lead advisor to the Jordanian government's Executive Privatization Committee, which is mobilizing private sector participation to expand and rehabilitate Queen Alia International Airport. We are also providing advisory services to support the airport's privatization. Upgrading the airport will increase the competitiveness of Jordan's tourism industry.

In Afghanistan, IFC and Kabul University are developing a business skills training program for local entrepreneurs who need more expertise in marketing, accounting, and financial planning. The curriculum is available in two local languages, and 120 students and entrepreneurs have enrolled in the first pilot. We are also helping the university develop a strategy to offer the training on an ongoing basis.

Our microfinance investments included an equity investment in Pakistan's Tameer Microfinance Bank to support its lending to low-income microentrepreneurs.

STRENGTHENING CORPORATE GOVERNANCE

During FY06, IFC provided corporate governance training to more than 1,000 managers and directors from 200 companies in the Middle East and North Africa. We provided input on and helped establish four codes of corporate governance—two in Egypt and one each in Lebanon and the United Arab Emirates. We also raised awareness of good corporate governance among the press, providing training for journalists in Egypt and Pakistan.

IFC's PEP-MENA facility continues to support the Egyptian Institute of Directors, the first organization of its type in the region. To improve corporate governance in Egyptian corporations, PEP-MENA is working with the World Bank to build the institute's capacity to deliver programs, including the country's first certification program for board development.

ACRONYMS, NOTES, AND DEFINITIONS

ACRONYMS

CAO	Compliance Advisor/Ombudsman
FY	fiscal year
GDP	gross domestic product
IBRD	International Bank for Reconstruction and Development
ICSID	International Centre for Settlement of Investment Disputes
IDA	International Development Association
IEG	Independent Evaluation Group
IFC	International Finance Corporation
IMF	International Monetary Fund
MIGA	Multilateral Investment Guarantee Agency
MPDF	Mekong Private Sector Development Facility
PENSA	Program for Eastern Indonesia SME Assistance
PEP	Private Enterprise Partnership
PEP Africa	Private Enterprise Partnership for Africa
PEP-MENA	Private Enterprise Partnership for the Middle East and North Africa
PEP-SE	Private Enterprise Partnership for Southeast Europe
SEDF	South Asia Enterprise Development Facility
SME	small and medium enterprise

NOTES AND DEFINITIONS

The fiscal year at IFC runs from July 1 to June 30. Thus, FY06 began on July 1, 2005, and ended on June 30, 2006.

Investment amounts are given in U.S. dollars unless otherwise specified.

On-lending is the process of lending funds from IFC's own sources through intermediaries, such as local banks and microfinance institutions.

Participants and IFC fully share the commercial credit risks of projects, but because IFC is the lender of record, participants receive the same tax and country risk benefits that IFC derives from its special status as a multilateral financial institution.

Quasi-equity instruments incorporate both loan and equity features, which are designed to provide varying degrees of risk/return trade-offs that lie between those of straight loan and equity investments.

Rounding of numbers may cause totals to differ from the sum of individual figures in some tables.

The World Bank includes both IBRD and IDA.

The World Bank Group includes IBRD, IDA, IFC, MIGA, and ICSID.

FOR FURTHER INFORMATION

WEB SITE

The IFC Web site, *www.ifc.org*, contains comprehensive information on every aspect of the Corporation's activities. It includes project information, environmental and social development policies, publications, contact details for IFC's country offices and facilities, and all products and services.

OTHER KEY PUBLICATIONS

SUSTAINABILITY REPORT



This report shows how IFC is using its unique position and resources to respond to global challenges, including climate change, poverty, corruption, HIV/AIDS, women's participation in private sector development, and the preservation of natural resources.

REPORT TO THE DONOR COMMUNITY



Our *2006 Report to the Donor Community* gives a comprehensive description of the main achievements of the partnerships between IFC and its donor countries in reducing poverty and in helping our clients achieve the Millennium Development Goals through technical assistance programs.

DOING BUSINESS


Doing Business 2007

Doing Business is a series of annual reports from IFC and the World Bank investigating regulations that ease doing business and those that constrain it. The 2007 edition focuses on implementing reforms and compares indicators from 175 developing and industrialized countries. For more information, visit *rru.worldbank.org/doingbusiness.*

GOOD PRACTICE NOTES


Non-Discrimination and Equal Opportunity

This series of publications provides guidance and good practice examples to private sector clients on a variety of social and environmental topics, ranging from HIV/AIDS in the workplace to nondiscrimination and equal opportunity promotion.

CAO ANNUAL REPORT


CAO

The *Compliance Advisor/Ombudsman Annual Report* highlights efforts of the CAO office to address complaints from people affected by projects and enhance the social and environmental outcomes of projects in which IFC and MIGA play a role. Further information can be found at *www.cao-ombudsman.org.*

IEG FINDINGS


FINDINGS

The *Independent Evaluation Group Findings* is a publication series designed to help inform stakeholders of new evaluation findings and recommendations for IFC's investment and technical assistance projects. Further information about IEG is available at *www.ifc.org/ieg.*

WORLD BANK ANNUAL REPORT



This report highlights the achievements of the World Bank in its efforts to alleviate poverty worldwide and includes its financial statement. The World Bank's Web site is *www.worldbank.org.*



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Fax: (27 11) 268 0060

EAST ASIA AND THE PACIFIC

Two International Finance Centre
Suite 7903
8 Finance Street, Central
Hong Kong
Telephone: (852) 2509 8100
Fax: (852) 2509 9363

SOUTH ASIA

50-M, Shanti Path, Gate No. 3
Niti Marg, Chanakyapuri
New Delhi 110 021 India
Telephone: (91-11) 4111-1000
Fax: (91-11) 4111-1001/02



IFC
50
YEARS
International
Finance Corporation
World Bank Group

CENTRAL AND EASTERN EUROPE

36, Bldg. 1, Bolshaya Molchanovka Street, 3rd Floo
Moscow 121069, Russian Federation
Telephone: (7-495) 411-7555
Fax: (7-495) 411-7556

SOUTHERN EUROPE AND CENTRAL ASIA

Buyukdere Cad. No: 185
Kanyon Ofis Blogu Kat 10
Levent 34394, Istanbul, Turkey
Telephone: (90-212) 385-3000
Fax: (90-212) 385-3001

LATIN AMERICA AND THE CARIBBEAN

Rua Redentor, 14-Ipanema
Rio de Janeiro 22421-030, Brazil
Telephone: (55-21) 2525-5850
Fax: (55-21) 2525-5879

MIDDLE EAST AND NORTH AFRICA

Nile City Towers
2005 Corniche El Nil, North Tower, 24th Floor
Boulac, Cairo, Egypt
Telephone: (20-2) 461-9161/65
Fax: (20-2) 461-9130/60



16813
9 780821 368138

ISBN: 0-8213-6813-3
Printed on recycled paper with soy-based inks


IFC 50
International Finance Corporation

INCREASING IMPACT THE YEAR IN REVIEW 2006

INTERNATIONAL FINANCE CORPORATION
2006 ANNUAL REPORT VOLUME 2

VOLUME 2 CONTENTS

Management's Discussion and Analysis

I. OVERVIEW

International Finance Corporation (IFC or the Corporation) is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (the World Bank), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). It is a legal entity separate and distinct from the World Bank, IDA, and MIGA, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of the World Bank. As of June 30, 2006, IFC's entire share capital was held by 178 member countries.

IFC's principal products are loans and equity investments, with a small guarantee portfolio. Unlike most multilateral development institutions, IFC does not accept host government guarantees of its loans. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with the World Bank. Equity investments are funded from net worth. During the year ended June 30, 2006 (FY06), IFC had an authorized borrowing ceiling of $2.5 billion (including $0.5 billion to allow for possible prefunding of the funding program for the year to June 30, 2007 (FY07) during FY06).

IFC's capital base and its assets and liabilities are primarily denominated in US dollars. The Corporation seeks to minimize market risk (foreign exchange and interest rate risks) by closely matching the currency, rate bases, and maturity of its liabilities in various currencies with assets having the same characteristics. The Corporation controls residual market risk by utilizing currency and interest rate swaps and other derivative instruments.

II. FINANCIAL SUMMARY

Basis of preparation of the Corporation's financial statements

The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States (US GAAP).

The Corporation has traditionally prepared one set of financial statements and footnotes, complying with both US GAAP and International Financial Reporting Standards (IFRS). However, principally due to material differences between US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), and its counterpart in IFRS, IAS No. 39, *Financial Instruments Recognition and Measurement*, it has not been possible for the Corporation to satisfy the requirements of both US GAAP and IFRS via one set of financial statements since the year ended June 30, 2000.

IFC is actively monitoring developments related to accounting standards and the primary basis for preparation of its financial statements, all with a view to the necessary systems and controls to manage its various lines of business. IFC now plans to resume presentation of its financial statements using IFRS upon completion of the evaluation of an Exposure Draft of Proposed Amendments to IAS 32, Financial Instruments: Presentation and IAS 1, Presentation of Financial Instruments – *Financial Instruments Puttable at Fair Value and Obligations Arising on Liquidation*, issued in June 2006, and in particular the application of this proposed amendment to IFC's capital stock.

Unless stated otherwise, discussions of financial performance herein refer to income after expenditures for technical assistance and advisory service (TAAS), and expenditures for performance-based grants (PBG) (operating income). Operating income excludes the effects of net gains (losses) on non-trading financial instruments pursuant to SFAS No. 133. The effects of SFAS No. 133 on net income are discussed in Section VII.

Financial performance summary

From year to year, IFC's operating income is affected by a number of factors, principally the magnitude of provisions for losses against its loans and guarantees; impairment of equity investments; loans in nonaccrual status and recoveries of interest on loans formerly in nonaccrual status; and income (dividends and capital gains) generated from its equity portfolio. A significant part of IFC's liquid assets portfolio is invested in fixed income securities, which are also subject to external market factors that affect the value of such securities, adding variability to operating income. Net income also includes net gains and losses on financial instruments other than from trading activities, pursuant to SFAS No. 133.

IFC has been consistently profitable since its inception in 1956, and recorded operating income for FY06 of $1,409 million, as compared with $1,953 million for the year ended June 30, 2005 (FY05), and $982 million for the year ended June 30, 2004 (FY04). The $1,953 million of operating income in FY05 was a record high for the Corporation. FY06 operating income continued to reflect strong contributions across each of IFC's main product lines: loans, equities and treasury operations. The Corporation reported net income in FY06, including the effects of SFAS No. 133, of $1,278 million, as compared with record net income of $2,015 million for FY05 and $993 million for FY04.

The Corporation's operating income for the past five fiscal years ended June 30 is presented below:



2,000
1,600
1,200
800
400
0
U.S.$ millions
2002
2003
2004
2005
2006
Fiscal year ended June 30

The table below presents selected financial data for the last five fiscal years (in millions of US dollars, except where otherwise stated):

	As of and for the years ended June 30				
	2006	2005	2004	2003	2002
Net income highlights:					
Interest income and financial fees from loans	807	660	518	477	547
Income from liquid asset trading activities	444	358	177	475	524
Charges on borrowings	(603)	(309)	(141)	(226)	(438)
Income from equity investments	1,228	1,365	658	145	160
Of which:					
Realized capital gains on equity sales	928	723	386	52	288
Dividends and profit participations	327	258	207	147	141
Amortization of UJV conditional asset retirement obligations	(8)	-	-	-	-
Unrealized income from LLPs and certain LLCs	56	191	-	-	-
Changes in carrying value of equity investments	-	269	69	(50)	(268)
Equity investment impairment write-downs	(57)	(62)	-	-	-
Net losses on equity-related derivatives and custody & other fees	(18)	(14)	(4)	(4)	(1)
(Provision for) release of provision for losses on loans & guarantees	(15)	261	103	(48)	(389)
Net other expense	(362)	(344)	(304)	(295)	(243)
Income before expenditures for TAAS, PBG and net (losses) gains on non-trading financial instruments	1,499	1,991	1,011	528	161
Expenditures for TAAS	(55)	(38)	(29)	-	-
Expenditures for PBG	(35)	-	-	-	-
Income after expenditures for TAAS and PBG (operating income)	1,409	1,953	982	528	161
Net (losses) gains on non-trading financial instruments	(131)	62	11	(41)	54
Net income	1,278	2,015	993	487	215
Consolidated balance sheet highlights:					
Total assets	38,420	39,560	32,361	31,543	27,739
Liquid assets, net of associated derivatives	12,730	13,325	13,055	12,952	14,532
Loans and equity investments, net	12,731	11,489	10,279	9,377	7,963
Borrowings withdrawn and outstanding	14,967	15,359	16,254	17,315	16,581
Total capital	11,076	9,798	7,782	6,789	6,304
Of which:					
Undesignated retained earnings	7,859	6,871	5,193	4,425	3,938
Retained earnings designated for TAAS	487	312	225	-	-
Retained earnings designated for PBG	215	250	-	-	-
Retained earnings designated for grants to IDA	150	-	-	-	-
Capital stock	2,364	2,364	2,361	2,360	2,360
Other	1	1	3	4	6
Key financial ratios: (1)					
Return on average assets (2)	3.6%	5.4%	3.1%	1.8%	0.6%
Return on average net worth (3)	13.7%	22.6%	13.7%	8.2%	2.7%
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	112%	142%	116%	107%	109%
Debt to equity ratio (4)	1.5:1	1.8:1	2.3:1	2.6:1	2.8:1
Capital adequacy ratio (5)	54%	50%	48%	45%	49%
Total reserve against losses on loans to total disbursed loan portfolio (6)	8.3%	9.9%	14.0%	18.2%	21.9%

1. Key financial ratios are generally calculated excluding the effects of SFAS No. 133.
2. Return on average assets is defined as operating income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.
3. Return on average net worth is defined as operating income for the fiscal year as a percentage of the average of total net worth (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.
4. Debt to equity ratio is defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus retained earnings at the end of the fiscal year.
5. Capital adequacy ratio is defined as the ratio of capital (including paid-in capital, retained earnings, and general loan loss reserve) to risk-weighted assets, both on- and off-balance sheet.
6. Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the tota disbursed loan portfolio at the end of the fiscal year.

III. CLIENT SERVICES

Business overview

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital (domestic and foreign) into productive investments in its developing member countries.. In this way, IFC plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications and guarantees. In addition to project finance (described below) and resource mobilization, IFC offers financial and technical advisory services to private businesses in developing member countries. It also advises member governments on private sector development matters.

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

The Corporation's main investment activity is project financing. This encompasses "greenfield" projects, expansions, and modernizations. IFC also provides corporate credits to selected companies to finance ongoing programs of investment projects. In addition, the Corporation facilitates financing through financial intermediaries, covering project and general purpose lending and specialized lending products such as leasing, trade, and mortgage finance. These financial intermediaries function either as IFC's borrower, on-lending to private sector companies at their own risk, or as IFC's agent, identifying companies for direct loans from IFC.

The Corporation applies stringent tests of enterprise soundness, project viability, and developmental impact in determining the eligibility of projects for its investments.

Technical assistance and advisory services

IFC has historically delivered its mission primarily through investments. IFC has increased its efforts in frontier markets and sustainable development impact. As a result, the demands on the Corporation for associated advisory work and technical assistance have increased and continue to grow. In FY04, IFC established a funding mechanism for technical assistance and advisory services, funded by designations of IFC's retained earnings. This funding mechanism finances project development facilities, private enterprise partnerships, and similar facilities focused on small and medium-size enterprise development and similar initiatives.

Amounts designated for technical assistance and advisory services are determined based on the Corporation's annual operating income in excess of $150 million, contemplating the financial capacity and priorities of the Corporation, and are approved by the Corporation's Board of Directors prior to the issuance of the annual financial statements. Expenditures for the various approved technical assistance and advisory projects are recorded as expenses in the Corporation's income statement in the year in which they occur, beginning in FY05, and have the effect of reducing retained earnings designated for this specific purpose. Prior to FY06, IFC's Board of Directors had approved designations of $350 million of the Corporation's retained earnings. On August 7, 2006, IFC's Board of Directors approved a further designation of $230 million of the Corporation's retained earnings. IFC incurred expenditures for technical assistance and advisory services of $38 million in FY05 and $55 million in FY06, thereby reducing the amount of retained earnings designated for technical assistance and advisory services at June 30, 2006 to $487 million. Additional information on the funding mechanism for technical assistance and advisory services can be found in Notes A and K to the Corporation's FY06 financial statements.

Performance-based grants

In FY05, IFC began the analysis to create a program to fund performance-based grants, targeted at specific industries in developing countries, particularly frontier areas. The performance-based grants initiative (PBGI) establishes a pool of resources for funding performance-based grants to individual private-sector projects in developing markets. The PBGI furthers IFC's frontier strategy by opening new opportunities to generate developmental impact.

The initiative had been discussed by IFC's Board of Directors during the second half of FY05 but no decisions on the principles or modalities of the initiative were made at that time. As a result, IFC designated $250 million of retained earnings for the initiative, with further deliberations to occur in FY06 on the principles and specifics of the initiative. On March 30, 2006, IFC's Board of Directors approved an implementation mechanism for the initiative and an initial pilot phase of $65 million. During FY06, IFC provided $35 million to the World Bank's Global Partnership on Output Based Aid under the pilot phase; this amount has been recorded as an expense in FY06, thereby reducing the amount of retained earnings designated for performance-based grants at June 30, 2006 to $215 million.

Grants to IDA

As part of the efforts of the members of the World Bank Group to increase their cooperation, and in particular to benefit the poorest countries, IFC and IDA have discussed the possibility of providing resources for the benefit of IDA projects in countries which are members of both IFC and IDA. IFC plans to grant monies to IDA to be applied to IDA grant projects that encourage the growth of productive private enterprise in countries that are members of both IFC and IDA. On August 7, 2006, IFC's Board of Directors approved the designation of $150 million to IDA for such purposes.

Investment process and portfolio supervision

IFC's investment process can be divided into six main stages:

- Identification and appraisal
- Board approval
- Document negotiation
- Commitment
- Disbursement
- Supervision

Prior to May 15, 2006, the initial four stages were carried out under the responsibility of the Vice President, Investment Operations. Beginning on May 15, 2006 they were carried out under the responsibility of the Vice President, Industries. During FY06, the fifth and sixth stages were overseen by the Vice President, Portfolio and Risk Management.

The Corporation carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures. IFC's Board of Directors is informed of such matters and of recommended courses of action at regular intervals.

Investment program summary

Commitments

In FY06, the Corporation entered into new commitments totaling $6.7 billion, compared with $5.4 billion for FY05. Loan and equity investment commitments pending disbursement at June 30, 2006 were $6.9 billion ($5.8 billion at June 30, 2005). Guarantees and client risk management facilities committed but not utilized at June 30, 2006, were $0.8 billion ($0.8 billion at June 30, 2005). FY06 and FY05 commitments comprised the following:



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
U.S.$ millions
IFC FY06
Participants FY06
IFC FY05
Participants FY05
Fiscal year
Guarantees & other
Quasi-equity
Equity
Loans

Disbursements

IFC disbursed $4.4 billion for its own account in FY06 ($3.5 billion in FY05). IFC's disbursed and outstanding loan portfolio for its own account, including fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees (disbursed loan portfolio) grew 8.5% to $10.8 billion at June 30, 2006 ($10.0 billion at June 30, 2005). IFC's equity investment portfolio, net of impairment write-downs and including adjustments to investments accounted for under the equity method and unrealized gains on equity investments held by consolidated Variable Interest Entities (VIEs) (disbursed equity portfolio), grew 12.3% to $2.8 billion at June 30, 2006 ($2.5 billion at June 30, 2005).

Approvals

In FY06, IFC approved new investments for its own account, including guarantees and client risk management facilities, totaling $7.1 billion, representing 286 projects, compared with $6.6 billion in FY05, representing 252 projects. In addition, IFC approved loan participations (B-loans) arranged to be placed with financial institutions (Participants) for loans approved by the Corporation's Board of Directors totaling $2.2 billion in FY06, compared with $1.9 billion in FY05. FY06 and FY05 approvals comprised the following:


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
U.S.$ millions
IFC FY06
Participants FY06
IFC FY05
Participants FY05
Fiscal year
Guarantees & other
Quasi-equity
Equity
Loans

Approvals pending commitment for IFC's own account at June 30, 2006, including guarantees and client risk management facilities, were $3.6 billion ($3.5 billion at June 30, 2005).

Disbursed investment portfolio

The Corporation's disbursed investment portfolio is widely diversified by sector and geographic region. The following charts show the distribution of the portfolio (before adjustments to investments accounted for under the equity method, unrealized gains on equity investments held by consolidated VIEs, unamortized net deferred loan origination fees and fair value adjustments for loans in qualifying hedge relationships) as of June 30, 2006 and June 30, 2005:

Distribution by sector



35
30
25
20
15
10
5
0
% of portfolio
A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
P
Q
R
S
A—Finance and insurance
B—Utilities
C—Oil, gas, and mining
D—Transportation and warehousing
E—Industrial consumer products
F—Nonmetallic mineral product manufacturing
G—Information
H—Food and beverages
I—Chemicals
J—Collective investment vehicles
K—Agriculture and forestry
L—Wholesale and retail trade
M—Accommodation and tourism services
N—Paper and pulp
O—Primary metals
P—Textiles, apparel, and leather
Q—Plastics and rubber
R—Construction and real estate
S—Other
FY06
FY05

Distribution by geographic region



Europe and Central Asia
Latin America and Caribbean
Asia
Sub-Saharan Africa
Middle East and North Africa
Other
FY06
FY05

Disbursed B-loans

The portfolio of disbursed and outstanding B-loans which are serviced by the Corporation at June 30, 2006 totaled $3.9 billion in 172 transactions, compared with $4.4 billion in 204 transactions at June 30, 2005.

Additional information on IFC's loans and equity investments as of and for the years ended June 30, 2006 and June 30, 2005 can be found in Notes C, D , E, F and G to the Corporation's FY06 financial statements.

Investment products

Loans

Loans account for the major part of the financing provided by IFC, representing 79% of the Corporation's disbursed investment portfolio as of June 30, 2006, compared with 80% at June 30, 2005.

Loans will generally have the following characteristics:

- Term: typically amortizing with final maturities of up to 12 years
- Currency: primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, Swiss franc and Japanese yen
- Interest rate: fixed or variable
- Pricing: reflects such factors as market conditions and country and project risks; variable rate loans are generally tied to the 6-month LIBOR index in the relevant currency.

IFC offers local currency loan products to certain clients, provided that the Corporation is able to hedge its local currency exposure through mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally transformed, using currency and/or interest rate swaps, into US dollar variable rate loans.

On June 30, 2006, IFC's disbursed loan portfolio was $10.8 billion ($10.0 billion at June 30, 2005). At June 30, 2006, 76% (81% at June 30, 2005) of the Corporation's disbursed loan portfolio, excluding fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees, was US dollar-denominated.

The currency composition of the disbursed loan portfolio, excluding fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees, at June 30, 2006 and June 30, 2005 is shown on the accompanying diagram:



12,000
10,000
8,000
6,000
4,000
2,000
0
US$ millions
U.S. Dollars
Euro
Other currencies
Total
FY06
FY05

Equity

Equity investments accounted for 21% of the Corporation's disbursed investment portfolio at June 30, 2006, compared with 20% at June 30, 2005. IFC's equity investments are typically in the form of common or preferred stock and are usually denominated in the currency of the country in which the investment is made.

Quasi-equity

In addition to traditional equity investments, the Corporation provides financing through a variety of quasi-equity instruments, which constitute a growing portion of its investment portfolio. Quasi-equities include subordinated or convertible loans, asset-backed securities, mortgage-backed securities, and certain common or preferred shares with put and/or call features. Depending upon their characteristics, quasi-equities may be classified as either loans or equity investments in the Corporation's consolidated balance sheet. At June 30, 2006, the Corporation's disbursed quasi-equity portfolio, before fair value adjustments on loans in qualifying hedging relationships, adjustments to investments accounted for under the equity method, unrealized gains on equity investments held by consolidated VIEs, and unamortized net deferred loan origination fees, totaled $1,935 million ($1,768 million at June 30, 2005), of which $1,808 million was classified as loans ($1,638 million at June 30, 2005) and $127 million was classified as equity investments ($130 million at June 30, 2005) in the Corporation's consolidated balance sheet.

Loan participations (B-loans)
IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. The principal direct means by which the Corporation mobilizes such private sector finance is through the sale of participations in its loans, known as the B-loan program. Through the B-loan program, IFC has worked primarily with commercial banks but also with nonbank financial institutions in financing projects since the early 1960s. Over 150 commercial banks and nonbank financial institutions currently participate in IFC's B-loan program.

Whenever it participates a loan, IFC will always make a loan for its own account (an A-loan), thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the B-loan. IFC charges fees to the borrower at prevailing market rates to cover the cost of the syndication of the B-loan. Since it began its loan syndication program, IFC has placed participations totaling $26 billion.

Client risk management products
IFC provides clients with access to asset and liability management tools such as currency swaps and interest rate swaps, caps and floors by acting as an intermediary between clients and market counterparties. IFC also provides risk-sharing structures and guarantees that allow its clients to transact directly with market counterparties.

Guarantees and partial credit guarantees
The Corporation offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. The Corporation's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse the Corporation in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. During FY06, the Corporation signed $0.6 billion of guarantees, $0.2 billion in FY05.

Advisory activities
The Corporation, on its own or through a department jointly managed with the World Bank, provides three general types of advisory services to member countries and individual enterprises:

- Special advisory services on project structuring and financial packaging.
- Financial advisory services provided to member governments or to private sector clients.
- Policy advice to governments on capital markets development and private sector development, including privatization and foreign investment.

The Corporation also assists governments with developing legal frameworks for privatizing their state-owned sectors and selling individual enterprises. Fees are charged for advisory services consistent with market rates charged for comparable services. IFC recorded such fees amounting to $52 million for FY06 ($41 million for FY05 and $41 million for FY04).

Technical assistance and advisory services

Technical assistance and advisory services (TAAS) involve the provision of advice and capacity building support and services to entities external to the Corporation. TAAS are key to IFC's development mission and now form a core line of business that is part of IFC's "branding." IFC's TAAS are central to IFC's mission of improving the private sector in its member countries. IFC's TAAS operations are often the focal point of IFC's engagement in many member countries where investment opportunities are nascent. Currently IFC implements TAAS operations in more than 100 countries. Beginning in FY05, the Corporation established a funding mechanism for TAAS, funded by designations of IFC's retained earnings, in order to address its increased efforts in TAAS. IFC delivers TAAS through mechanisms such as Project Development Facilities and Private Enterprise Partnerships. In FY06, expenditures for TAAS totaled $55 million ($38 million for FY05 and $29 million in FY04). In FY06, such initiatives included:

- The Private Enterprise Partnership, which provides focused technical assistance, with the goal of helping build successful private businesses in the former Soviet Union region.
- The Private Enterprise Partnership for Africa, which enhances support to Small and Medium-Size Enterprises (SMEs) through project development and engaging in improving the investment climate.
- The Private Enterprise Partnership for the Middle East and North Africa (MENA), which provides technical assistance to support private sector development to all countries in the MENA region.
- The Latin America SME Facility, which promotes private sector growth through SMEs in selected countries in Latin America with the aim of fostering job creation and reducing poverty in the host countries.
- The Grassroots Business Initiative, which strengthens and expands support to grassroots business organizations.

IV. TREASURY SERVICES

Liquid assets

IFC invests its liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and AAA-rated corporate issuers; these include mortgage- and asset-backed securities, time deposits and other unconditional obligations of banks and financial institutions.

The Corporation manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in five separate portfolios.

PORTFOLIO	MARKET VALUE *	COMPRISING	MANAGED BY	INVESTED IN	BENCHMARK
P0	$1.2bn ($1.0bn)	Funds awaiting disbursement or reinvestment	IFC's Treasury Department	Short-term deposits	US overnight Fed funds
P1	$5.2bn ($6.7bn)	Proceeds from market borrowings invested pending disbursement of operational loans	IFC's Treasury Department	Principally global government bonds, asset-backed securities, and other AAA-rated corporate bonds generally swapped into 6-month US dollar LIBOR	Since January 2001, adjusted 3-month US dollar LIBID. ** Prior to January 2001, 6-month US dollar LIBOR
P2	$4.9bn ($4.1bn)	Primarily the Corporation's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments or fixed-rate loans	IFC's Treasury Department	US Treasuries and other sovereign and agency issues	Lehman Brothers Intermediate US Treasury Index ***
P3	$1.0bn ($1.1bn)	Proceeds from market borrowings	External managers appointed by IFC	Global government bonds and mortgage-backed securities	Same as for P1
P4	$0.4bn ($0.4bn)	An outsourced portion of the P2 portfolio	External managers appointed by IFC	US Treasuries and other sovereign and agency issues	Same as for P2
Total	**$12.7bn ($13.3bn)**	* at June 30, 2006 (June 30, 2005) ** adjusted 3 month US dollar LIBID=US dollar LIBOR-12.5 basis points. The net duration of the P1 and P3 benchmarks is approximately 0.25 years. ***duration of P2 portfolio plus fixed-rate loans			

The P3 portfolio is not permitted to exceed 12% of the total value of liquid assets at any time.

All portfolios are accounted for as trading portfolios.

The Corporation has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, the Corporation utilizes derivative instruments, including futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Finance and Risk Committee, a subcommittee of the Corporation's Management Group.

Capitalization

The Corporation's capitalization as of June 30, 2006 and June 30, 2005 is as follows:


Borrowings from market sources
Borrowings from the World Bank
Paid-in capital
Retained Earnings
Other
FY06
FY05

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, the Corporation may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. The Corporation borrowed $1.8 billion during FY06 ($2.0 billion in FY05 and $3.0 billion in FY04). In addition, IFC's Board of Directors has authorized the repurchase and redemption of and tender for debt obligations issued by the Corporation. During FY06, the Corporation repurchased and retired $209 million of outstanding debt ($133 million in FY05).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. Outstanding market borrowings have remaining maturities ranging from less than one year to almost 30 years, with a weighted average remaining maturity of 10.7 years at June 30, 2006 (11.6 years at June 30, 2005).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2006 the Corporation had gross payables from borrowing-related currency swaps of $8.5 billion ($9.4 billion at June 30, 2005) and from borrowing-related interest rate swaps in the notional principal amount of $6.7 billion ($6.7 billion at June 30, 2005). After the effect of these derivative instruments is taken into consideration, substantially all of the Corporation's market borrowings at June 30, 2006, and all of the Corporation's market borrowings at June 30, 2005, were US dollar-denominated.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 4.9% at June 30, 2006 (3.3% at June 30, 2005).

Capital and retained earnings

As of June 30, 2006, IFC's net worth (presented as Total Capital in the Corporation's consolidated balance sheet) amounted to $11.1 billion, up from the June 30, 2005 level of $9.8 billion. At June 30, 2006, net worth comprised $2.4 billion of paid-in capital, unchanged from June 30, 2005, and $8.7 billion of retained earnings ($7.4 billion at June 30, 2005).

As of June 30, 2006 and 2005, IFC's authorized capital was $2.45 billion, of which $2.36 billion was subscribed at June 30, 2006, unchanged from June 30, 2005. Over 99% of this was paid in ($2.36 billion at June 30, 2006, and June 30, 2005). The Corporation has agreed to defer the payment dates for certain member countries. Pursuant to these arrangements, $1 million of subscribed shares remained unpaid at June 30, 2006, unchanged from June 30, 2005.

At June 30, 2006, retained earnings comprised $7.8 billion of undesignated retained earnings ($6.9 billion at June 30, 2005), $0.5 billion of retained earnings for TAAS ($0.3 billion at June 30, 2005), $0.2 billion of retained earnings designated for PBG ($0.3 billion at June 30, 2005), and $0.2 billion of retained earnings designated for grants to IDA ($0 at June 30, 2005).

V. ENTERPRISE RISK MANAGEMENT

In executing its sustainable private sector development business, IFC assumes various kinds of risks. The Corporation's management has defined a comprehensive enterprise risk management framework, within which it recognizes four main risk groupings: strategic risk, credit risk, financial risk, and operational risk.



Strategic Risk:
IFC Development Mission, Environment & Social. Reputation
IFC's Enterprise Risk Management
Credit Risk:
Client, Country, & Counterparty
Financial Risk:
Market, Funding, & Liquidity

Active management of these risks is a key determinant of the Corporation's success and its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, the Corporation has adopted several key financial and exposure policies and a number of prudential policies.

FY06 enterprise risk highlights

The recently created Project Risk Management function (organized as part of IFC's Financial Operations Department) has developed and implemented detailed operational risk management controls and procedures and has implemented these across our most important industry groups. These updated procedures will be implemented in FY07 for all new projects. Also in FY07, this group will establish appropriate staff in the regional centers, thus significantly improving the management of investment project administration and compliance monitoring within the regions.

The Corporation initiated policy reviews in two areas: first, of its financial policies, to confirm that these are in line with new business imperatives and best practices in risk management; secondly, of its Safeguard Policies, Policy on Disclosure of Information, and Environmental, Health & Safety (EHS) Guidelines, involving a comprehensive update of its policies and guidelines, subsequent to stakeholder consultation and expert guidance.

The Corporation is committed to ensuring that it has timely, effective and efficient risk management controls at each step of its investment process, and in FY06, made the commitment to increase risk management staffing and to place key credit risk managers in the regional hubs to improve the timeliness and quality of the risk decision process. The sophistication of the risk process at IFC necessitates reviews of economic and social risks, corporate governance standards for clients, and reputation risk reviews in addition to the more traditional credit quality and operational concerns. The Corporation believes that this move to put key decision risk makers in the regions will significantly improve the quality of its enterprise risk management, and will implement this strategy in the first quarter of FY07.

Strategic risk

IFC defines strategic risk as the potential reputational, financial and other consequences of a failure to achieve its strategic mission and, in particular, its sustainable development mandate.

The overall management of strategic risk is effected through the definition and implementation of an annual strategy for meeting the Corporation's mission and guidelines for its investment operations and advisory services. The strategy is developed with Senior Management by the Operational Strategy Group, and is approved by the Board of Directors. The Independent Evaluation Group (formerly the Operations Evaluation Group) conducts ex post evaluations of the implementation of the Corporation's investment strategy on an ongoing basis.

The Corporation's commitment to quality enterprise risk management, particularly on the environment and social front, continues to gain acceptance with our strategic partners as the "Equator Principles" announced in FY05 have now become an established standard for financial institutions engaged in finance in the emerging markets. Responsibility for managing these economic and social risk principles both internally and in liaison with other financial institutions rests with the Environment and Social Development Department. In addition, the Corporation is focused on ensuring the evolving principles of corporate governance are accepted and practiced by our clients, and we place great emphasis on developing these standards as part of our development activities. Responsibility for managing corporate governance both internally and within projects rests with the Corporate Governance Department. More broadly, the responsibility for the management of the fundamental reputational risk associated with the selection of project sponsors and the review of aspects relating to integrity rests with the operational departments, in which they are supported by the Business Risk Department.

The key guiding principles and policies established as part of the framework for controlling strategic risk are as follows:

Guiding principles for IFC's operations

Catalytic role: IFC will seek above all to be a catalyst in facilitating productive investments in the private sector of its developing member countries. It does so by mobilizing financing from both foreign and domestic investors from the private and public sectors.

Business partnership: IFC functions like a business in partnership with the private sector. Thus, IFC takes the same commercial risks as do private institutions, investing its funds under the discipline of the marketplace.

Additionality: IFC participates in an investment only when it can make a special contribution not offered or brought to the deal by other investors.

Environmental and social policies

The Corporation has developed a comprehensive set of Guidelines and Safeguard Policies to promote environmentally and socially responsible private sector investments. Project sponsors are given the Safeguard Policies for environmental and social issues to review prior to conducting their assessments, as well as the environmental, health, and safety guidelines specific to the particular industry, sector, and type of project.

When making investments, IFC applies its standards to the project and project performance is monitored against those standards. Projects are expected to comply with the applicable policies and guidelines, as well as applicable local, national, and international laws.

FY06 strategic risk highlights

IFC's Environmental and Social Policies have become widely recognized as best practice when twelve international commercial banks adopted them in the form of the Equator Principles. To date, more than 30 leading international financial institutions have adopted these principles. During FY06, the Business Risk Department has started developing tools to help the Corporation's operational departments analyze broader reputation risks.

Credit risk

IFC defines credit risk as the potential reduction in value of on- and off-balance sheet assets due to a deteriorating credit profile of its clients, the countries in which it invests, or a financial counterparty. Credit risk is incurred in two areas of the Corporation's operations: (i) in its investment operations, where IFC provides loans, equity investments, guarantees and derivatives for clients in its developing member countries, and (ii) in its treasury operations, where credit risk is incurred with counterparties in IFC's liquid asset investment, borrowing and asset-liability management activities. As part of its mandate, IFC is prohibited from accepting host government guarantees of repayment on its investments and, therefore, incurs commercial and sovereign risk on its investments.

The Corporation's Risk Management and Financial Policy Department has oversight responsibility for overall credit risk management and, in addition, monitors and controls credit risk arising in IFC's treasury activities. With respect to IFC's credit risk exposures to clients in developing countries, the Credit Review Department plays a key role. At origination of new investments, the Credit Review Department analyzes information obtained from the investment departments and provides an independent review of the credit risk of the transaction. After commitment, the quality of IFC's loan and equity investment portfolio is monitored according to supervision principles and procedures defined in the Operational Policies and Procedures. Responsibility for the day-to-day monitoring and management of credit risk in the portfolio rests with the portfolio management units of individual investment departments. Their assessments are subject to quarterly review, on a sample basis, by the Loss Provisioning Division of the Controller's and Budgeting Department and by the Credit Review Department.

The Corporation's investment portfolio is subject to a number of operational and prudential limits, including limitations on single project/client exposure, single country exposure, and segment concentration. Similarly, credit policies and guidelines have been formulated covering treasury operations; these are subject to annual revision by the Risk Management and Financial Policy Department, and approval by the Finance and Risk Committee. Specifically, IFC has adopted the following key exposure policies:

Investment operations

1. IFC does not normally finance for its own account more than 25% of a project's cost.
2. An equity investment in a company does not normally represent more than 35% of the company's total share capital, provided further that IFC is not the single largest shareholder. Until IFC resumes presentation of its financial statements in accordance with IFRS, IFC's equity investment in a company will not normally represent more than 20% of the company's total share capital.
3. Investment in a single obligor may not exceed 4% of IFC's net worth plus general reserves on loans.
4. Equity plus quasi-equity investments in a single obligor may not exceed 3% of the Corporation's net worth plus general reserves on loans, and straight equity investments may not exceed 1.5%.

Portfolio Management

1. Review trigger levels of between 2.5% and 10% of net worth plus general reserves on loans are set for each country's outstanding portfolio, net of specific reserves on loans, based on the size of its economy and its risk rating.
2. IFC lender of record disbursed exposure in a country may not exceed 10% for Heavily Indebted Poor Countries and 5% for all other countries. Exceptions for countries with low levels of external debt may be set by the Finance and Risk Committee. Lower trigger levels are set for certain countries.
3. The Corporation's total exposure to a single risk sector may not exceed 12% of net worth plus general reserves on loans. Lower review trigger levels are set for single sectors, and individually for the finance and insurance sector, based on IFC's net worth plus general reserves on loans and the country exposure level.
4. IFC's held guarantees that are subrogated in local currency are limited to $200 million.

Treasury operations

1. Counterparties are subject to conservative eligibility criteria, currently restricted to banks and financial institutions with a minimum credit rating of A by leading international credit rating agencies.
2. Exposures to individual counterparties are subject to diversification caps. For derivatives, exposure is measured in terms of "worst case" potential exposure based on simulations of market variables. Institution-specific limits are updated monthly based on changes in counterparty size or credit status.
3. To limit exposure, IFC signs collateral agreements with counterparties that require the posting of collateral when net exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates.
4. Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.
5. Limits are also imposed on the volume of over-the-counter derivative transactions with individual counterparties.
6. For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on the Corporation's open interest rate position in each contract.

FY06 credit risk highlights

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest is expected in the near future.

The amount of nonaccruing loans as a percentage of the disbursed loan portfolio, excluding fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees, a key indicator of portfolio performance, decreased to 4.1% at June 30, 2006 (6.4% at June 30, 2005). The principal amount outstanding on nonaccrual loans totaled $447 million at June 30, 2006, a decrease of $187 million (29%) from the June 30, 2005 level of $634 million.

The quality of IFC's loan and equity investment portfolio, as measured by the aggregate risk level, improved further during FY06, continuing the trends noted during FY05 and FY04. As a result, total reserves against losses on loans at June 30, 2006, decreased to $898 million ($989 million at June 30, 2005). This is equivalent to 8.3% of the disbursed loan portfolio, excluding fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees, significantly below the level of 9.9% at June 30, 2005.

The five-year trend of reserves against losses on loans as a percentage of the disbursed loan portfolio, excluding fair value adjustments for loans in qualifying hedging relationships and unamortized net deferred loan origination fees, is presented below:


25
20
15
10
5
0
% of portfolio
FY02
FY03
FY04
FY05
FY06
Fiscal year ended June 30

The Corporation operates under the assumption that the guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent, probable losses in the guarantee portfolio need to be covered by an allowance for loss. The allowance at June 30, 2006, was $18 million ($13 million at June 30, 2005), based on the year-end portfolio, and is included in payables and other liabilities on the Corporation's consolidated balance sheet. The increase in allowance for the year, $5 million for FY06 ($3 million reduction for FY05), is included in the provision for losses on loans and guarantees in the consolidated income statement.

The Corporation has not suffered credit losses on its exposures to derivatives counterparties in its treasury operations.

Financial risk

IFC defines financial risk in three components: (a) the potential inability to realize asset values in its portfolio sufficient to meet obligations to disburse funds as they arise (liquidity risk); (b) the potential inability to access funding at reasonable cost (funding risk); and (c) a deterioration in values of financial instruments or positions due to changes in market interest and exchange rates and the volatility thereof (market risk).

Key financial policies

IFC currently operates under a number of key financial policies as detailed below, which have been approved by its Board of Directors:

1. **Disbursed equity** plus quasi-equity investments (net of impairment write-downs) may not exceed 100% of net worth and disbursed equity (net of write-downs) may not exceed 50% of net worth.
2. **Minimum liquidity** (liquid assets plus undrawn borrowing commitments from the World Bank) must be sufficient at all times to cover at least 65% of IFC's estimated net cash requirements for the next three years.
3. The currency, rate basis, and maturity of loan assets must be **closely matched** to borrowings; trigger levels at which foreign exchange and interest rate exposures are hedged are defined.
4. **Capital** (paid-in capital plus retained earnings plus general loan loss reserves) must equal at least 30% of risk-weighted assets.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from the World Bank, IFC's **leverage**, as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to IFC's equity (subscribed capital plus retained earnings), may not exceed 4.0 to 1.

Liquidity risk

Within the key financial policies described above, in practice the Corporation maintains, as a prudential measure, an operating liquidity target of not less than 70% of three years' net cash requirements, including projected disbursement and debt service requirements.

The primary instruments for maintaining sufficient liquidity are the Corporation's liquid asset portfolios. As noted above, IFC distinguishes five such portfolios:

- P0, which is generally invested in short-dated deposits, money market funds, and tri-party repos, reflecting its use for short-term funding requirements.
- P1, which is generally invested in: (a) foreign sovereign, sovereign-guaranteed and supranational fixed income instruments (rated AA- or better); (b) US Treasury or agency instruments; (c) asset-backed securities rated AAA by at least two rating agencies and/or other AAA rated notes issued by Corporations; (d) interest rate futures and swaps to manage currency risk in the portfolio, as well as its duration relative to benchmark; and (e) cash deposits.
- P2, which is generally invested in US Treasuries and other sovereign and agency issues.
- P3, which comprises a global fixed income portfolio and a mortgage-backed securities portfolio (managed by external managers).
- P4, which is an outsourced portion of the P2 portfolio (managed by external managers).

FY06 liquidity risk highlights

At June 30, 2006, the Corporation's liquidity level stood at $12.7 billion, or 112% of its projected net cash requirements for three years ($13.3 billion, and 142% at June 30, 2005).

Funding risk

The Corporation's primary objective with respect to managing funding risk is, through the adoption of the key financial policies described above, to maintain its AAA credit rating and, thereby, maintain access to funding as needed at the lowest possible cost. Access to funding is maximized, and cost is minimized, by issuing debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates.

FY06 funding risk highlights
During FY06, the Corporation raised $1.8 billion ($2.0 billion in FY05) of funding at sub-LIBOR rates.

Market risk

The Corporation's exposure to market risk is minimized by adopting the matched funding policy noted above and by using a variety of derivative instruments to convert assets and liabilities into 6-month floating rate US dollar assets and liabilities.

Investment operations
Implementation of the matched funding policy is a two-step process: funds are earmarked at Board approval stage and matched, with respect to interest rate and currency, at disbursement. Interest rate and currency exchange risk associated with fixed rate and/or non-US dollar lending is hedged via currency and interest rate swaps that convert cash flows into variable rate US dollar flows.

Exposures to market risk resulting from derivative transactions with clients, which are intended to facilitate clients' risk management, are minimized by entering into offsetting positions with highly rated market counterparties.

Liquid asset portfolios
Consistent with the matched funding policy, the P0, P1 and P3 portfolios are strictly managed to variable rate US dollar benchmarks, on a portfolio basis. To this end, a variety of derivative instruments are used, including short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. The Corporation also takes both long and short positions in securities in the management of these portfolios to their respective benchmarks.

The primary source of market risk in the liquid asset portfolios is the P2 and P4 portfolios, which, in contrast, are managed to a three-year duration US dollar benchmark, with additional flexibility to deviate from the benchmark. P2 represents the portion of IFC's capital not disbursed as equity investments, and the benchmark reflects the chosen risk profile for this uninvested capital. P4 represents an outsourced portion of the P2 portfolio.

Borrowing activities
Market risk associated with fixed rate obligations and structured instruments entered into as part of the Corporation's funding program is generally mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the matched-funding policy.

Asset-liability management
While IFC's matched-funding policy provides a significant level of protection against currency and interest rate risk, the Corporation can be exposed to residual market risk in its overall asset and liability management. This residual market risk is monitored by the Asset-Liability Management group within the Treasury Department.

Residual currency risk arises from events such as changes in the level of non-US dollar loan loss reserves. This risk is managed by monitoring the aggregate position in each lending currency and hedging the exposure when the net asset or liability position exceeds $5 million equivalent, through spot sales or purchases.

Residual interest rate risk may arise from two sources:

- Assets that are fully match-funded at inception, which can become mismatched over time due to write-downs, prepayments, or rescheduling; and
- Differing interest rate reset dates on assets and liabilities.

This residual risk is managed by: first, synchronizing interest rate reset dates on assets and liabilities at a portfolio level; and second, measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates, with an action trigger of $50,000 on this measure.

FY06 market risk highlights
Total liquid asset returns (comprising interest, realized and unrealized gains and losses, and translation adjustments) were $444 million in FY06 ($358 million in FY05 and $177 million in FY04), of which $378 million was attributable to the P0, P1 and P3 portfolios ($212 million in FY05 and $156 million in FY04), and $66 million was attributable to the P2 and P4 portfolios ($146 million in FY05 and $21 million in FY04). Currency translation gains on non-trading activities for FY06 were $6 million ($7 million loss in FY05 and $4 million gain in FY04).

Operational risk

IFC defines operational risk as the potential for loss resulting from events involving people, systems and processes. These include both internal and external events, whether caused by a lack of controls, documentation, or contingency planning, or by breakdowns in information systems, communications, physical safeguards, business continuity, supervision, transaction processing, or in the execution of legal, fiduciary, and agency responsibilities. As such, operational risk covers the risks emanating from the manner in which an entity is *operated* as opposed to the way it is *financed*.

Consistent with the Basel II Capital Adequacy guidelines, IFC is developing a matrix framework to analyze operational risk by identifying, for each area (people, systems and processes), which risks IFC will: (i) manage internally, as part of its ongoing business; (ii) alleviate through contingency planning; or (iii) insure externally, whether by subcontracting, outsourcing or hedging, including insurance.

Responsibility for the development of the framework for managing and monitoring operational risk now rests with the Business Risk Department, and for contingency planning for recovery from emergencies with the Controller's Department. In respect of insurable operational risk, IFC's Insurance Services Group performs insurance reviews to identify the risks and assess the adequacy of existing insurance policies and limits.

IFC seeks to mitigate the risks it manages internally by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern. Key components of this effort are:

Key components of operational risk management

- The Corporation has adopted the COSO[1] control framework and a control self-assessment methodology to evaluate the effectiveness of its internal controls in people, systems and processes, and it has an ongoing program in place to cover all significant business operations. In addition, the COBIT[2] methodology is used to supplement the COSO review of the information technology function. The program includes compliance testing of key internal controls assuring the reliability of external financial reporting and has been applied to Donor Funded Operations as well.
- The Internal Audit Department of the World Bank Group performs ongoing independent review of the effectiveness of IFC's internal controls in selected key areas and functions.
- To promote data integrity, the Corporation has formulated a Data Management Policy. The policy is enforced by the Information Quality Group within the Controller's Department and through a network of Departmental Data Stewards.
- The Corporation has a New Products/Initiatives Assessment Group, with representation from key business and support functions, to ensure that processes and controls are in place to manage the risks in new products and initiatives before they are executed.

1. COSO refers to the Internal Control - Integrated Framework formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the US Congress in response to the well-publicized irregularities that occurred in the financial sector in the United States during the late 1980s.
2. COBIT refers to Control Objectives for Information and Related Technology, first released in 1996, updated to the 3rd edition released in July 2000, sponsored by the Information Systems Audit and Control Association (ISACA).

FY06 operational risk highlights

IFC continues to focus on its preparedness to react to an emergency situation that disrupts its normal operations. During FY06, the Corporation has:

- Added applications and capabilities to back-up facilities available for its key strategic financial and support systems and continued extensive testing thereof.
- As part of the IFC's avian flu contingency plans, all departments reinforced and extended home computing arrangements for essential staff.
- Extended the Emergency Management Team (EMT) concept to IBRD. The combined World Bank Group EMT conducted simulation exercises to test the adequacy of the avian flu contingency plan, and reinforced the roles and responsibilities of the EMT. The Corporation plans to extend the EMT structure to all regions during FY07.

The Corporation is continuing a multiyear effort to analyze and develop enhanced methodologies for measuring, monitoring and managing operational risk in its key activities. During FY06, IFC has:

- Continued a process-mapping exercise to identify potential areas of exposure to operational risk in its investment and advisory services processes and to provide a basis for quantifying potential risks; and
- Developed a beginning framework for IFC's strategic and operational risk functions within the newly established Business Risk Department; and
- Mapped out IFC's current risk management functions in order to further align these functions with the more regionalized business operations of IFC.

In FY06, IFC continued with its voluntary practice of conducting an annual assessment of its internal control over external financial reporting based on the criteria for effective internal control over external financial reporting described in COSO. Based upon this assessment, Management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US GAAP, as of June 30, 2006. In light of recent developments concerning changes in auditing standards by which the Corporation's external auditors have historically provided an attestation to Management's assertion, Management did not seek an attestation report from the Corporation's external auditors for FY06.

Management has carried out an evaluation of internal controls over external financial reporting for the purposes of determining if there were any changes made in internal controls during the year ended June 30, 2006, that had materially affected, or would be reasonably likely to materially affect, IFC's internal control over external financial reporting. As of June 30, 2006, no such significant changes occurred.

Internal controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IFC. Management believes that these controls and procedures were effective as of June 30, 2006.

VI. CRITICAL ACCOUNTING POLICIES

The Notes to the Corporation's FY06 financial statements contain a summary of the Corporation's significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are considered to be "critical" to the portrayal of the Corporation's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. These policies include: (i) determining the level of the allowance for losses in the loan portfolio; (ii) determining the level of impairment of equity investments; and (iii) determining the valuation of certain financial instruments with no quoted market prices. Additional information about these policies can be found in Notes A, C, O and P to the FY06 financial statements.

Reserve against losses on loans

The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The reserve against losses for loans includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans. Loans written-off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of total reserves against losses for loans is highly dependent on management's judgment about factors such as geographical concentration, industry, regional and macroeconomic conditions, and historical trends. Due to the inherent limitation of any particular estimation technique, management utilizes three different and independent methods to provide estimates for the total loan loss reserve balance: (1) a simulation model, (2) country risk ratings and probability of crisis associated with those risks, and (3) a model of the Corporation's long-term historical loan portfolio experience. Changes in these estimates could have a direct impact on the provision and could result in a change in the reserve balance.

The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of the Corporation's total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Client Services segment of the Corporation (see Note R to the FY06 financial statements for further discussion of the Corporation's business segments).

Equity impairment

The Corporation assesses all equity investments for impairment each quarter. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to its impaired value, which becomes the new cost basis in the equity investment. The Corporation has elected to assume that all impairments shall be deemed to be other than temporary. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

Prior to March 31, 2005, the Corporation had carried reserves against losses on the equity investment portfolio. During the year ended June 30, 2005, the Corporation changed its process of estimating impairment on equity investments to adopt an impairment methodology based largely on fair value estimates. As a result, the Corporation recorded a change in carrying value of the equity investment portfolio. In this regard, the Corporation determined that all impairments and changes in carrying value were deemed to be other than temporary. This change in carrying value of the equity portfolio was reflected in net income from equity investments in the FY05 consolidated income statement and in equity investments in the consolidated balance sheet.

Valuation of financial instruments with no quoted market prices

As part of its compliance with SFAS No. 133, the Corporation reports at fair value all of its derivative instruments and certain borrowings that the Corporation has designated as components of fair value hedges. In addition, certain features in various loan agreements, equity investment agreements, and borrowing contracts contain embedded derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. Few of these instruments have a ready market valuation. Therefore, the fair values of the financial instruments with no quoted market prices are estimated using sophisticated pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing the pricing models, including the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related gains and losses reported in the income statement. The fair value computations affect both the Client Services and Treasury segments of the Corporation (see Note R to the FY06 financial statements for further discussion of the Corporation's business segments).

Additional information can be found in Notes A, O and P to the FY06 financial statements.

VII. RESULTS OF OPERATIONS

Overview

The main elements of IFC's net income, and influences on the level and variability of operating and net income from year to year, are:

ELEMENTS	SIGNIFICANT INFLUENCES
Operating income:	
Spread on interest earning assets	Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios
Income from the equity investment portfolio	Performance of the equity portfolio (principally dividends, capital gains)
Provisions for losses on loans and guarantees	Level of provisions for losses on loans and guarantees
Equity impairment write-downs	Amount of impairment write-downs
Noninterest income and expense	Level of technical assistance and advisory services provided by the Corporation to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets
Net income:	
Net (losses) gains on non-trading financial instruments	Principally, differences between changes in fair values of derivative instruments and changes in fair value of hedged items in fair value hedging relationships

The following paragraphs detail significant variances between FY06 and FY05, and FY05 and FY04, covering the periods included in the Corporation's FY06 financial statements. As disclosed in Note A to the Corporation's FY06 financial statements, certain amounts in FY05 and FY04 have been reclassified to conform to the current year's presentation. Where applicable, the following paragraphs reflect reclassified prior year comparative information. Such reclassifications had no effect on operating income, net income or total assets.

FY06 versus FY05

Operating income

The Corporation's income before expenditures for TAAS and PBG and net (losses) gains on non-trading financial instruments for FY06 was $1,499 million. Expenditures for TAAS for FY06 were $55 million, and expenditures for PBG for FY06 were $35 million, resulting in operating income for FY06 of $1,409 million. The continued strong operating performance in FY06, following from FY05's record year, was mainly attributable to continued significant equity income (principally capital gains and dividends) and a continued overall improvement in the quality of the loan and equity investment portfolio, as measured by portfolio impairment and portfolio risk levels, although at a slower pace than in FY05. The aggregate risk level within the portfolio has been reduced principally due to: (i) the successful restructuring or rescheduling of problem projects; (ii) the growth in the outstanding portfolio in new investments with better risk ratings; (iii) the write-off of investments with worse risk ratings than the average risk rating of the portfolio; and (iv) an overall improvement in country risk ratings. This improvement began during the latter stages of FY03 and continued through FY04, FY05 and FY06. The Corporation's liquid asset portfolios yielded strong positive contributions to the Corporation's operating income.

A more detailed analysis of the components of IFC's operating income follows.

Interest and financial fees from loans

IFC's primary interest earning assets is its loan portfolio. Interest and financial fees from loans (including guarantee fees) for FY06 totaled $807 million, compared with $660 million in FY05, an increase of $147 million, or 22%.

Interest income increased from $574 million in FY05 to $743 million in FY06, an increase of $169 million, or 29%. The growth in the loan portfolio and the overall increase in average interest rates during FY06, when compared with FY05, contributed $231 million, including net interest income on lending-related swaps, of the increase in interest income. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $20 million lower in FY06, compared to FY05. Income from the Corporation's participation notes, over and above minimum contractual interest, was $25 million lower in FY06 than in FY05. Interest income from loans serving as collateral under secured borrowing arrangements totaled $6 million in FY06 ($0 in FY05).

Commitment and financial fees fell to $64 million in FY06 from $86 million in FY05, principally reflecting the change in accounting principle concerning the deferral of net loan origination fees which offset the growth attributable to strong commitments and disbursements.

Charges on borrowings

The Corporation's charges on borrowings increased by $294 million, from $309 million in FY05 to $603 million in FY06, largely reflecting the increased US dollar interest rate environment, when comparing FY06 and FY05. Charges on borrowings in FY06 includes $6 million in respect of interest expense on secured borrowings ($0 in FY05). The weighted average cost of the Corporation's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, rose during the year from 3.3% at June 30, 2005 to 4.9% at June 30, 2006. The borrowings portfolio, net of borrowing-related derivatives and before the effects of SFAS No. 133, decreased by $0.7 billion in FY06 from $16.0 billion at June 30, 2005, to $15.3 billion at June 30, 2006.

Income from liquid asset trading activities

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, decreased from $13.3 billion at June 30, 2005, to $12.7 billion at June 30, 2006.

Liquid asset income totaled $444 million in FY06 ($358 million in FY05). In a year when interest rates rose, the Corporation has still been able to increase income. In FY06, all of IFC's liquid asset portfolios outperformed their respective benchmarks.

The majority of liquid asset income in FY06 was attributable to the Corporation's P1 portfolio, which is actively managed against a variable rate benchmark. This portfolio generated income of $288 million in FY06, a return of 5.20% ($162 million in FY05, a return of 2.24%). The P3 portfolio, managed against the same variable rate target returned $43 million in FY06, $17 million higher than in FY05.

The P2 and P4 portfolios delivered 156 and 54 basis points of excess return versus their Lehman Brothers Intermediate US Treasury Index. With rates on the rise, the benchmark actually lost 0.19% in FY06. The P2 and P4 portfolios returned $64 million (1.38%) and $2 million (0.35%) in FY06, respectively, as compared to $130 million (3.73%) and $16 million (4.51%) in FY05. The positive performance of the P2 portfolio was achieved due to directional and yield curve strategies designed specifically to take advantage of the tightening of monetary policy in the United States, Europe and Japan.

The Corporation's holdings of US, European and Japanese inflation-indexed securities whose income varies with inflation in the P1 and P2 portfolios was a significant contributor to the outperformance relative to benchmark.

Income from equity investments

Income from the equity investment portfolio decreased by $137 million from $1,365 million in FY05 to $1,228 million in FY06.

The Corporation generated realized capital gains on equity sales, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY06 of $928 million, as compared with $723 million for FY05, an increase of $205 million. Realized capital gains on equity sales from 14 investments comprised 50% of the FY06 gains (before write-offs and losses on sales), compared to 19 investments comprising 71% of the FY05 gains. IFC continued to take advantage of buoyant markets throughout most of FY06 to sell equities and take some limited gains in investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met.

Dividend income was also significantly higher in FY06 at $327 million, as compared with $258 million in FY05. Consistent with FY05, a significant amount of IFC's dividend income in FY06 was due to returns on the Corporation's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $86 million in FY06, as compared with $106 million in FY05.

Income from LLPs, certain LLCs, and other investments accounted for under the equity method totaled $56 million in FY06 ($191 million in FY05).

Provisions for losses on loans and guarantees

As noted above, the quality of the Corporation's loan portfolio continued to improve during FY06 although at a slower pace than in FY05 and FY04. IFC recorded a small provision for losses on loans and guarantees of $15 million in FY06, including $5 million in respect of guarantees. On June 30, 2006, the Corporation's total reserves against losses on loans were 8.3% of the disbursed and outstanding loan portfolio excluding unamortized deferred net loan origination fees and fair value adjustments for loans in qualifying hedge relationships (9.9% at June 30, 2005).

Other income

Other income of $115 million for FY06 was $36 million higher than in FY05 ($79 million).

Other expenses

Administrative expenses (the principal component of other expenses) increased by 8% from $403 million in FY05 to $436 million in FY06, principally reflecting the Corporation's higher budget authority in FY06 when compared to FY05. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program and jeopardy projects ($37 million in FY06, as compared with $33 million in FY05). The Corporation recorded expense from pension and other postretirement benefit plans in FY06 of $28 million, as compared with $14 million in FY05.

Net income

As more fully disclosed in Notes A, O and P to the Corporation's FY06 financial statements, the Corporation has designated certain hedging relationships in its borrowing activities and its lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133. The resulting ineffectiveness calculated for such relationships is recorded in net (losses) gains on non-trading financial instruments, in net income.

The effects of SFAS No. 133 on net income in FY06 and FY05 can be summarized as follows (US$ millions):

	FY06	FY05
Operating income	$ 1,409	$ 1,953
SFAS No. 133 adjustments:		
Net (losses) gains on non-trading financial instruments	(131)	62
Net income	$ 1,278	$ 2,015

Net (losses) gains on non-trading financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships.

FY05 versus FY04

Operating income

The Corporation's income before expenditures for TAAS and net (losses) gains on non-trading financial instruments for FY05 was $1,991 million. Expenditures for TAAS for FY05 were $38 million, resulting in income after expenditures for TAAS (operating income) for FY05 of $1,953 million, a third consecutive record year. The improvement was mainly attributable to significant equity income (principally capital gains) and a continued overall improvement in the quality of the loan and equity investment portfolio, as measured by portfolio impairment and portfolio risk levels. The aggregate risk level within the portfolio had been reduced principally due to: (i) the successful restructuring or rescheduling of problem projects; (ii) the growth in the outstanding portfolio in new investments with better risk ratings; (iii) the write-off of investments with worse risk ratings than the average risk rating of the portfolio; and (iv) an overall improvement in country risk ratings. This improvement began during the latter stages of FY03 and continued through FY04 and FY05. The Corporation's liquid asset portfolios yielded strong positive contributions to the Corporation's operating income.

A more detailed analysis of the components of IFC's operating income follows.

Interest and financial fees from loans

Interest and financial fees from loans (including guarantee fees) for FY05 totaled $660 million, compared with $518 million in FY04, an increase of $142 million, or 27%. Interest income increased from $449 million in FY04 to $574 million in FY05. The growth in the loan portfolio and the overall increase in average interest rates during FY05, when compared with FY04, contributed $118 million, net of interest expense on lending-related swaps, of the increase in interest income. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $8 million lower in FY05, compared to FY04, at $31 million in FY05 ($39 million in FY04). Income from the Corporation's participation notes, over and above minimum contractual interest, totaled $55 million in FY05 ($40 million in FY04). Commitment and financial fees also grew to $86 million in FY05 from $69 million in FY04, reflecting strong commitments and disbursements.

Charges on borrowings

The Corporation's charges on borrowings increased by $168 million, from $141 million in FY04 to $309 million in FY05, largely reflecting the increased US dollar interest rate environment, when comparing FY05 and FY04. As the Corporation's borrowings generally reprice every six months, the effect of the significant rise in the interest rate environment in the fourth quarter of FY04 adversely impacted FY05 charges on borrowings. The weighted average cost of the Corporation's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, rose during the year from 1.0% at June 30, 2004 to 3.3% at June 30, 2005. The borrowings portfolio, net of borrowing-related derivatives and before the effects of SFAS No. 133, decreased by $0.4 billion in FY05 from $16.4 billion at June 30, 2004, to $16.0 billion at June 30, 2005.

Income from liquid asset trading activities

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $13.1 billion at June 30, 2004, to $13.3 billion at June 30, 2005. Liquid asset returns totaled $358 million in FY05

Income from equity investments

Income from the equity investment portfolio increased by $707 million from $658 million in FY04 to $1,365 million in FY05.

The Corporation generated realized capital gains on equity sales for FY05 of $723 million, as compared with $381 million for FY04, an increase of $342 million. Realized capital gains on equity sales from 19 investments comprised 71% of the FY05 gains, compared to seven investments comprising 64% of the FY04 gains. IFC continued to take advantage of buoyant markets to sell equities and take some limited gains in investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met.

Dividend income was also significantly higher in FY05 at $258 million, as compared with $207 million in FY04. Consistent with FY04, a significant amount of IFC's dividend income in FY05 was due to returns on the Corporation's joint ventures in the oil, gas and mining sectors, which totaled $106 million in FY05, as compared with $65 million in FY04.

Beginning in FY05, the Corporation's investments in its LLPs and certain LLCs are accounted for under the equity method. As a result, IFC's FY05 income from equity investments includes income from its investments in LLPs and certain LLCs in the amount of $191 million ($0 in FY04).

Release of provisions for losses on loans and guarantees

As noted above, the quality of the Corporation's investment portfolio improved during FY05, continuing the trend noted in FY03 and FY04. As a result, IFC recorded a release of provisions for losses on loans and guarantees of $261 million in FY05, including a release of $3 million in respect of guarantees, a significant improvement over FY04 when the Corporation recorded a release of $103 million ($14 million in respect of guarantees). On June 30, 2005, the Corporation's total reserves against losses on loans were 9.9% of the disbursed and outstanding loan portfolio (14.0% at June 30, 2004).

Other income

Other income of $79 million for FY05 was substantially unchanged from FY04.

Other expenses

Administrative expenses (the principal component of other expenses) increased by 12% from $360 million in FY04 to $403 million in FY05, principally reflecting the Corporation's higher budget authority in FY05 when compared to FY04. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program and jeopardy projects ($33 million in FY05, as compared with $34 million in FY04). The Corporation recorded expense from pension and other postretirement benefit plans in FY05 of $14 million, as compared with $19 million in FY04.

Net income

As more fully disclosed in Notes A, O and P to the Corporation's FY06 financial statements, the Corporation has designated certain hedging relationships in its borrowing activities and its lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133. The resulting ineffectiveness calculated for such relationships is recorded in net (losses) gains on non-trading financial instruments, in net income.

The effects of SFAS No. 133 on net income in FY05 and FY04 can be summarized as follows (US$ millions):

	FY05	FY04
Operating income	$ 1,953	$ 982
SFAS No. 133 adjustments:		
Net gains on non-trading financial instruments	62	11
Net income	$ 2,015	$ 993

Net gains on non-trading financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships.

VIII. GOVERNANCE

Management Changes

Mr. Assaad Jabre was Acting Executive Vice President (EVP) since the retirement of the Corporation's EVP, Mr. Peter Woicke effective January 31, 2005. Effective January 15, 2006, Mr. Lars H. Thunell was appointed EVP of the Corporation.

Mr. Declan Duff was appointed Vice President, Industries effective May 15, 2006. Ms. Farida Khambata was appointed Regional Vice President for Asia and Latin America effective July 1, 2006. Mr. Edward Nassim was appointed Regional Vice President for Europe, Africa, and the Middle East effective July 1,2006.

Board of Directors

In accordance with its Articles of Agreement, members of IFC's Board are appointed or elected by their member governments. These Directors are neither officers nor staff of IFC. The President is the only management member of the Board, serving as a non-voting member and as Chairman of the Board. The Board has established several Committees including:

- Committee on Development Effectiveness
- Audit Committee
- Budget Committee
- Personnel Committee
- Ethics Committee
- Committee on Governance and Administrative Matters

The Board and its Committees function in continuous session at the principal offices of the World Bank Group, as business requires. Each Committee's terms of reference establish its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board in discharging its responsibilities.

Audit Committee

Membership

The Audit Committee consists of eight members of the Board. Membership on the Committee is determined by the Board, based upon nominations by the Chairman of the Board, following informal consultation with the Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IFC's member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Some or all of the responsibilities of individual Committee members are performed by their alternates or advisors. Generally, Committee members are appointed for a two-year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any members of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board with respect to discussions held in the Audit Committee.

Key responsibilities

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IFC's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the external auditor and meeting with it in executive session. The Audit Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors financial issues and policies which have a bearing on the Corporation's financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and revised its terms of reference in FY04.

Communications

The Audit Committee communicates regularly with the Board through distribution of the following:

- The minutes of its meetings.
- Reports of the Audit Committee prepared by the Chairman, which document discussions held. These reports are distributed to the Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IFC.
- "Statement(s) of the Chairman" and statements issued by other members of the Committee.
- The Annual Report to the Board, which provides an overview of the main issues addressed by the Audit Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section, below.

Executive sessions

Members of the Audit Committee may convene in executive session at any time, without management present. Under the Committee's terms of reference, it meets separately in executive session with the external and internal auditors.

Access to outside resources and to management

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Directors have complete access to the management of the Corporation. The Audit Committee reviews and discusses with management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Directors.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Code of Ethics

The World Bank Group strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, the World Bank Group has a Code of Professional Ethics in place. The Code (Code of Professional Ethics – Living our Values) applies to all staff (including managers, consultants, and temporary employees) worldwide.

The Code is available in nine languages on the World Bank Group's Web site, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary action. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's ethical goals. In support of its efforts on ethics, the World Bank offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

- The Office of Ethics and Business Conduct provides leadership, management and oversight for the World Bank Group's ethics infrastructure including the Ethics Help Line, a consolidated conflicts of interest disclosure/ resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.
- The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption within the World Bank Group. The Department also investigates allegations of misconduct by World Bank Group staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in World Bank Group-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and World Bank Group staff with operational experience.

The World Bank Group has in place procedures for the receipt, retention and treatment of complaints received regarding accounting, internal controls and auditing matters.

The World Bank Group offers both the Ethics Help Line and a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a tollfree hotline in countries where access to telecommunications may be limited. In addition, there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through its Web site, as well as the postal service and telephone.

Auditor Independence

In FY03, the Board adopted a set of principles applicable to the appointment of the external auditor for IFC. Key features of those principles include:

- Prohibition of the external auditor from the provision of all non audit-related services;
- All audit-related services must be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee;
- Mandatory rebidding of the external audit contract every five years;
- Prohibition of any firm serving as external auditor for more than two consecutive five-year terms;
- Mandatory rotation of the senior partner after five years; and
- An evaluation of the performance of the external auditor at the mid-point of the five year term.

In FY04, IFC's external auditor, Deloitte and Touche LLP, began a new five-year term and will have served eleven years as external auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. Even within a five-year term the service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IFC's external auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

- Quarterly and annual financial statement reporting;
- Annual appointment of the external auditors;
- Presentation of the external audit plan;
- Presentation of control recommendations and discussion of the COSO attestation and report; and
- Presentation of a statement regarding independence.

In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

Responsibility for External Financial Reporting



August 7, 2006

Management's Report Regarding Effectiveness of Internal Controls Over External Financial Reporting

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in the accompanying Management's Discussion and Analysis. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Executive Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with US GAAP. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external financial statements.

Key procedures that Management has established, which are designed to provide effective internal financial control within IFC, include the preparation, review and Board approval of annual financial plans that align with strategic plans prepared every year. Results are monitored regularly and reports on progress compared to the plan are prepared quarterly. Additionally, systems are in place to monitor financial risks such as changes in the market prices of financial instruments, funding of assets, operational error and fraud. Exposure to these risks is monitored by the IFC Finance and Risk Committee.[1] Further, the system of internal controls includes written policies and procedures, proper delegation of authority, accountability through establishing responsibility centers, and segregation of duties.

[1] The members of Finance and Risk Committee are: the EVP (Chair), VP Industries, Regional VP Asia & Latin America, Regional VP Europe, Africa & Middle East, Acting VP Risk Management, VP Finance & Treasurer, VP Private Sector Development & Chief Economist, and General Counsel.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IFC assessed its internal control over external financial reporting for financial presentations in conformity with US GAAP as of June 30, 2006. This assessment was based on the criteria for effective internal control over external financial reporting described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US GAAP, as of June 30, 2006.

The Board of Executive Directors of IFC has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Executive Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Paul Wolfowitz
President

Lars Thunell
Executive Vice President

Allen F. Shapiro
Acting Vice President, Risk Management and Controller

Farida Khambata
Regional Vice President, Asia & Latin America (Vice President, Portfolio & Risk Management through June 30, 2006)

Deloitte.

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax +1 202 879 5309
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

President and Board of Governors
International Finance Corporation

We have audited the accompanying consolidated balance sheets of the International Finance Corporation as of June 30, 2006 and 2005, including the consolidated statements of capital stock and voting power as of June 30, 2006 and the related consolidated statements of income, comprehensive income, changes in capital, and cash flows for each of the three fiscal years in the period ended June 30, 2006. These consolidated financial statements are the responsibility of the International Finance Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the International Finance Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the International Finance Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 7, 2006

CONSOLIDATED BALANCE SHEET

as of June 30, 2006 and June 30, 2005

(US$ millions)

	2006	2005
Assets		
Cash and due from banks	$ 159	$ 139
Time deposits	2,959	1,799
Trading securities – Note 3	16,286	14,561
Securities purchased under resale agreements	1,190	6,282
Loans	10,817	9,973
Less: Reserve against losses on loans	(898)	(989)
Net loans	9,919	8,984
Equity investments	2,812	2,505
Total loans and equity investments disbursed and outstanding – Note C	12,731	11,489
Derivative assets – Note P	1,128	1,516
Receivables and other assets – Note H	3,967	3,774
Total assets	**$ 38,420**	**$ 39,560**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,805	$ 9,321
Borrowings withdrawn and outstanding – Note I		
From market sources	14,887	15,304
From International Bank for Reconstruction and Development	80	55
Total borrowings	14,967	15,359
Derivative liabilities – Note P	1,288	2,332
Payables and other liabilities – Note J	2,284	2,750
Total liabilities	27,344	29,762
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each – Note K		
Subscribed	2,365	2,365
Less: Portion not yet paid	(1)	(1)
Total capital stock	2,364	2,364
Accumulated other comprehensive income	1	1
Retained earnings	8,711	7,433
Total capital	11,076	9,798
Total liabilities and capital	**$ 38,420**	**$ 39,560**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED INCOME STATEMENT

for the three years ended June 30, 2006

(US$ millions)

	2006	2005	2004
Interest and financial fees from loans – Note C	$ 807	$ 660	$ 518
Income from liquid asset trading activities – Note B	444	358	177
Charges on borrowings – Note I	(603)	(309)	(141)
Income from equity investments – Note E	1,228	1,365	658
(Provision for) release of provision for losses on loans and guarantees – Note C	(15)	261	103
Income from loans, equity investments and liquid asset trading activities, after (provision for) release of provision for losses on loans and guarantees	**1,861**	**2,335**	**1,315**
Other income			
Service fees	52	41	41
Net translation adjustments on non-trading activities	6	(7)	4
Other – Note L	57	45	34
Total other income	**115**	**79**	**79**
Other expenses			
Administrative expenses – Notes T and U	436	403	360
Expense from pension and other postretirement benefit plans – Note S	28	14	19
Other	13	6	4
Total other expenses	**477**	**423**	**383**
Income before expenditures for technical assistance and advisory services, expenditures for performance-based grants and net (losses) gains on non-trading financial instruments	**1,499**	**1,991**	**1,011**
Expenditures for technical assistance and advisory services – Note M	(55)	(38)	(29)
Expenditures for performance-based grants - Note N	(35)	-	-
Income after expenditures for technical assistance and advisory services, expenditures for performance-based grants and before net (losses) gains on non-trading financial instruments	**1,409**	**1,953**	**982**
Net (losses) gains on non-trading financial instruments – Note O	(131)	62	11
Net income	$ 1,278	$ 2,015	$ 993

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the three years ended June 30, 2006

(US$ millions)

	2006	2005	2004
Net income	$ **1,278**	$ **2,015**	$ **993**
Other comprehensive loss			
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	-	(1)	(2)
Total comprehensive income	$ **1,278**	$ **2,014**	$ **991**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL

for the three years ended June 30, 2006

(US$ millions)

	Retained earnings							
	Undesignated	Designated for technical assistance and advisory services	Designated for performance-based grants	Designated for grants to IDA	Total	Accumulated other comprehensive income	Capital stock†	Total capital
At July 1, 2003	**$ 4,425**	**$ -**	**$ -**	**$ -**	**$ 4,425**	**$ 4**	**$ 2,360**	**$ 6,789**
Year ended June 30, 2004								
Net income	993				993			993
Other comprehensive income (loss)						(2)		(2)
Designations for technical assistance and advisory services - Note K	(225)	225			-			-
Payments received on account of pending subscriptions							1	1
Payments received for capital stock subscribed							1	1
At June 30, 2004	**5,193**	**225**	**-**	**-**	**5,418**	**2**	**2,362**	**7,782**
Year ended June 30, 2005								
Net income	2,015				2,015			2,015
Expenditures for technical assistance and advisory services - Note M	38	(38)			-			-
Other comprehensive income (loss)						(1)		(1)
Designations for technical assistance and advisory services - Note K	(125)	125			-			-
Designations for performance-based grants - Note K	(250)		250					-
Payments received for capital stock subscribed							2	2
At June 30, 2005	**6,871**	**312**	**250**	**-**	**7,433**	**1**	**2,364**	**9,798**
Year ended June 30, 2006								
Net income	1,278				1,278			1,278
Expenditures for technical assistance and advisory services - Note M	55	(55)			-			-
Expenditures for performance-based grants – Note N	35		(35)		-			-
Designated for technical assistance and advisory services – Note K	(230)	230			-			-
Designated for grants to IDA – Note K	(150)			150	-	-		-
At June 30, 2006	**$ 7,859**	**$ 487**	**$ 215**	**$ 150**	**$ 8,711**	**$ 1**	**$ 2,364**	**$ 11,076**

† Capital stock includes payments received on account of pending subscriptions.

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the three years ended June 30, 2006

(US$ millions)

	2006	2005	2004
Cash flows from loans and equity investment activities			
Loan disbursements	$ (3,717)	$ (2,868)	$ (2,684)
Equity disbursements	(711)	(588)	(468)
Loan repayments	2,752	2,283	1,935
Equity redemptions	2	29	4
Sales of loans and equity investments	1,456	1,338	975
Net cash (used in) provided by investing activities	**(218)**	**194**	**(238)**
Cash flows from financing activities			
Drawdown of borrowings	1,816	1,989	3,047
Repayment of borrowings	(2,611)	(2,497)	(3,136)
Capital subscriptions	-	2	1
Net cash used in financing activities	**(795)**	**(506)**	**(88)**
Cash flows from operating activities			
Net income	1,278	2,015	993
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized capital gains on equity sales	(928)	(723)	(386)
Income from LLPs, certain LLCs and other investments accounted for under the equity method	(56)	(191)	-
Equity investment impairment write-downs	57	62	-
Provision for (release of provision for) losses on loans and guarantees	15	(261)	(103)
Changes in carrying value of equity investments	-	(269)	(69)
Translation adjustments, net	(6)	7	(4)
Net losses (gains) on non-trading financial instruments	131	(62)	(11)
Change in accrued income on loans, time deposits and securities	(150)	(470)	(228)
Change in payables and other liabilities	(431)	459	(733)
Change in receivables and other assets	(168)	(797)	1,023
Change in trading securities and securities purchased and sold under resale and repurchase agreements	2,416	51	(69)
Net cash provided by (used in) operating activities	**2,158**	**(179)**	**413**
Change in cash and cash equivalents	1,145	(491)	87
Effect of exchange rate changes on cash and cash equivalents	35	(32)	(12)
Net change in cash and cash equivalents	1,180	(523)	75
Beginning cash and cash equivalents	1,938	2,461	2,386
Ending cash and cash equivalents	**$ 3,118**	**$ 1,938**	**$ 2,461**
Composition of cash and cash equivalents			
Due from banks	$ 159	$ 139	$ 74
Time deposits	2,959	1,799	2,387
Total cash and cash equivalents	**$ 3,118**	**$ 1,938**	**$ 2,461**
Supplemental disclosure			
Change in ending balances resulting from exchange rate fluctuations:			
Loans outstanding	$ (49)	$ (9)	$ 83
Borrowings	(355)	(24)	(765)
Currency swaps	(1)	-	-

The notes to the consolidated financial statements are an integral part of these statements.

STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2006

(US$ thousands)

Members	Capital stock		Voting power	
	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	$ 111	*	361	0.02
Albania	1,302	0.06	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	*	263	0.01
Argentina	38,129	1.61	38,379	1.59
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.00	47,579	1.98
Austria	19,741	0.84	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.39
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.22
Belgium	50,610	2.14	50,860	2.11
Belize	101	*	351	0.01
Benin	119	0.01	369	0.02
Bhutan	720	0.03	970	0.04
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	*	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.05
Burundi	100	*	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.44	81,592	3.39
Cape Verde	15	*	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.50	11,960	0.50
China	24,500	1.04	24,750	1.03
Colombia	12,606	0.53	12,856	0.53
Comoros	14	*	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.78	18,804	0.78
Djibouti	21	*	271	0.01
Dominica	42	*	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	*	279	0.01
Equatorial Guinea	43	*	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.66	15,947	0.66
France	121,015	5.12	121,265	5.04
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	*	344	0.01
Georgia	861	0.04	1,111	0.05
Germany	128,908	5.45	129,158	5.36
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	*	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	*	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.46
Iceland	42	*	292	0.01
India	81,342	3.44	81,592	3.39
Indonesia	28,539	1.21	28,789	1.20
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.44	81,592	3.39
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.97	141,424	5.87
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	*	262	0.01
Korea, Republic of	15,946	0.67	16,196	0.67
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02
Latvia	$ 2,150	0.09	2,400	0.10
Lebanon	135	0.01	385	0.02
Lesotho	71	*	321	0.01
Liberia	83	*	333	0.01
Libya	55	*	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.64	15,472	0.64
Maldives	16	*	266	0.01
Mali	451	0.02	701	0.03
Malta	1,615	0.07	1,865	0.08
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.17	27,839	1.16
Micronesia, Fed. States of	744	0.03	994	0.04
Moldova	784	0.03	1,034	0.04
Mongolia	144	0.01	394	0.02
Morocco	9,037	0.38	9,287	0.39
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.37	56,381	2.34
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.92	21,893	0.91
Norway	17,599	0.74	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.82
Palau	25	*	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.44	81,592	3.39
Rwanda	306	0.01	556	0.02
Saint Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	*	324	0.01
Samoa	35	*	285	0.01
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia and Montenegro	1,803	0.08	2,053	0.09
Seychelles	27	*	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.20
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	*	287	0.01
Somalia	83	*	333	0.01
South Africa	15,948	0.67	16,198	0.67
Spain	37,026	1.57	37,276	1.55
Sri Lanka	7,135	0.30	7,385	0.31
Sudan	111	*	361	0.02
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.14	27,126	1.13
Switzerland	41,580	1.76	41,830	1.74
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.46
Timor-Leste	777	0.03	1,027	0.04
Togo	808	0.03	1,058	0.04
Tonga	34	*	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.62	14,795	0.61
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	9,505	0.40	9,755	0.41
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.12	121,265	5.04
United States	569,379	24.09	569,629	23.65
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	*	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.17	27,838	1.16
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2006	$ 2,363,891	100.00+	2,408,391	100.00+
Total June 30, 2005	$ 2,363,891	100.00+	2,408,391	100.00+

* Less than .005 percent.
\+ May differ from the sum of the individual percentages shown because of rounding.

The notes to the consolidated financial statements are an integral part of these statements.

PURPOSE

The International Finance Corporation (IFC or the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement, and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds, and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings, and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated financial statements include the financial statements of the Corporation and four Variable Interest Entities (VIEs) (see Note W). The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP). On August 7, 2006, the Board of Directors of the Corporation (the Board) approved these consolidated financial statements for issue.

Consolidated financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Use of estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

The Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2006 and June 30, 2005. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Loans - The Corporation originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in net gains and losses on non-trading financial instruments in the consolidated income statement. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Revenue recognition on loans - Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, the Corporation began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized in income when received. The net of loan origination fees and loan origination costs was considered insignificant. All other fees are recorded as income when received in freely convertible currencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the consolidated balance sheet.

Reserve against losses on loans - The Corporation recognizes portfolio impairment on loans in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the loan portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans

Equity investments - The Corporation invests for current income, capital appreciation, developmental impact, or all three; the Corporation does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in limited liability partnerships (LLPs) and limited liability companies (LLCs), and/or as an investor in a private equity fund.

Revenue recognition on equity investments - Direct equity investments in which the Corporation does not have significant influence and certain investments in investment companies are carried at cost less impairment. The Corporation's investments in companies where it has significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for under the equity method. The Corporation's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE as the presumption of control by the fund manager or the general partner has been overcome are fully consolidated into the Corporation's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains. The cost recovery method is principally applied to the Corporation's investment in its oil and gas unincorporated joint ventures (UJVs). Conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systemically amortized over the estimated economic useful lives.

Dividends and profit participations received on cost method equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income when received in freely convertible currencies or securities, which are readily convertible into freely convertible currencies. Capital losses are recognized when incurred.

The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133.

Impairment of equity investments - Equity investments are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

Guarantees - The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the outstanding date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings - In the year ended June 30, 2004, IFC established a funding mechanism for technical assistance and advisory services (TAAS) through a designation of retained earnings. In the year ended June 30, 2005, the Corporation established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, the Corporation also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings for TAAS, PBG, and grants to IDA are determined based on the Corporation's annual income before expenditures for TAAS, expenditures for PBG, and net (losses) gains on non-trading financial instruments in excess of $150 million, and contemplating the financial capacity and priorities of the Corporation. Expenditures for TAAS, PBG, and grants to IDA are recorded as expenses in the Corporation's consolidated income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed, in accordance with US GAAP, to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by the Corporation will acquire certain investment assets other than cash. These investments have had no material impact on the Corporation's financial position, results of operations, or cash flows. In such cases, the Corporation includes those assets on its consolidated balance sheet, where they remain until the recipient organization disposes of or transfers the asset or the Corporation is deemed to no longer be in control of the recipient organization.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

The Corporation classifies due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the statement of consolidated cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on non-trading financial instruments in the consolidated income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management, derivative instruments, and hedge accounting - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in net (losses) gains on non-trading financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net gains and losses on non-trading financial instruments.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in net gains and losses on non-trading financial instruments in the consolidated income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

Lending activities The Corporation's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

Client risk management activities The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

Liquid asset portfolio management activities The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Resource mobilization - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. Loan participations serving as collateral under secured borrowing arrangements are included in loans on the Corporation's consolidated balance sheet with the related secured borrowing included in liabilities on the Corporation's consolidated balance sheet. The disbursed and outstanding balances of the loan participations that are considered sales are not included in the Corporation's consolidated balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in expense from pension and other postretirement benefits in the consolidated income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities - In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with VIE. An entity that will absorb a majority of VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated financial statements.

The Corporation has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note W provides further details regarding the Corporation's variable interests in VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting and financial reporting developments - During the year ended June 30, 2006, the Corporation changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, the Corporation began amortizing loan origination fees and costs on an effective yield basis.

The FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Corporation early adopted SFAS No. 154 as of July 1, 2005. The adoption had no material impact on the Corporation's financial position, results of operations or cash flows.

The FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* - an interpretation of FASB Statement No. 143 (FIN 47). The Corporation adopted FIN 47 as of June 30, 2006 and has accrued a liability for its estimated conditional asset retirement obligations in four oil and gas UJVs.

The US Accounting Standards Executive Committee issued, and the FASB ratified, Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-3). The Corporation adopted SOP 03-3 as of July 1, 2005, and the adoption had no material impact on the Corporation's financial position, results of operations or cash flows.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. The Corporation is presently assessing the possible impact of SFAS No. 155 and SFAS No. 156.

In addition, during the year ended June 30, 2006, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and APB Opinions. The Corporation analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of the Corporation.

NOTE B – LIQUID ASSET PORTFOLIO

The composition of the Corporation's liquid asset portfolio is included in the consolidated balance sheet captions as follows (US$ millions):

	June 30, 2006	June 30, 2005
Assets		
Cash and due from banks	$ -	$ 56
Time deposits	2,911	1,720
Trading securities	16,286	14,561
Securities purchased under resale agreements	1,190	6,282
Receivables and other assets:		
Receivables from sales of securities	1,466	1,330
Accrued interest income on time deposits and securities	1,226	1,116
Accrued income on derivative instruments	37	42
Derivative assets	189	151
Total assets	23,305	25,258
Liabilities		
Payables and other liabilities:		
Due to banks	12	-
Payables for purchases of securities	1,352	1,769
Accrued charges on derivative instruments	62	110
Securities sold under repurchase agreements and payable for cash collateral received	8,805	9,321
Derivative liabilities	344	733
Total liabilities	10,575	11,933
Total net liquid asset portfolio	$ 12,730	$ 13,325

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 1% of the portfolio at June 30, 2006 (less than 1% - June 30, 2005). The annualized rate of return on the trading portfolio during the year ended June 30, 2006, was 3.6% (2.6% - year ended June 30, 2005; 1.4% - year ended June 30, 2004). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Trading securities

The composition of trading securities is as follows:

	Year ended June 30, 2006	At June 30, 2006		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 9,604	$ 10,182	4.8	3.9
Asset-backed securities	4,554	4,467	27.0	5.6
Corporate securities	1,819	1,318	2.7	4.8
Money market funds	307	319	-	5.2
Total trading securities	$ 16,284	$ 16,286		

	Year ended June 30, 2005	At June 30, 2005		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 7,716	$ 7,923	3.4	3.9
Asset-backed securities	3,518	4,220	24.2	3.9
Corporate securities	2,756	2,300	3.9	4.4
Money market funds	367	118	-	2.6
Total trading securities	$ 14,357	$ 14,561		

The expected maturity of the asset-backed securities will differ from the contractual maturity, as reported above, due to prepayment features.

Income from liquid asset trading activities

Income from liquid asset trading activities for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 comprises (US$ millions):

	2006	2005	2004
Interest income	$ 673	$ 533	$ 278
Net (losses) gains on trading activities:			
Realized	72	(80)	(38)
Unrealized	(302)	(95)	(66)
Net (losses) gains on trading activities	(230)	(175)	(104)
Translation adjustments	1	-	3
Total income from liquid asset trading activities	$ 444	$ 358	$ 177

Collateral

The estimated fair value of securities held by the Corporation at June 30, 2006 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $1,313 million ($6,740 million - June 30, 2005).

NOTE C – LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES ON LOANS

The distribution of the disbursed portfolio by sector is as follows (US$ millions):

	June 30, 2006			June 30, 2005		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Finance and insurance	$ 3,511	$ 1,018	$ 4,529	$ 2,637	$ 845	$ 3,482
Utilities	1,013	255	1,268	1,085	198	1,283
Oil, gas and mining	815	173	988	775	167	942
Transportation and warehousing	758	32	790	757	40	797
Industrial and consumer products	671	83	754	723	66	789
Nonmetallic mineral product manufacturing	703	23	726	529	24	553
Information	463	148	611	460	119	579
Food and beverages	478	63	541	512	62	574
Chemicals	465	63	528	337	73	410
Collective investment vehicles	48	383	431	56	402	458
Agriculture and forestry	367	60	427	207	60	267
Wholesale and retail trade	348	48	396	336	63	399
Accommodation and tourism services	277	30	307	322	43	365
Paper and pulp	237	55	292	266	27	293
Primary metals	233	30	263	350	27	377
Textiles, apparel and leather	152	19	171	181	21	202
Plastics and rubber	52	44	96	93	52	145
Construction and real estate	69	1	70	142	7	149
Other	197	23	220	194	18	212
Total disbursed portfolio	**10,857**	**2,551**	**13,408**	**9,962**	**2,314**	**12,276**
Adjustments to investments accounted for under the equity method	-	255	255	-	191	191
Unrealized gains on equity investments held by consolidated VIEs	-	6	6	-	-	-
Unamortized deferred loan origination fees, net	(46)	-	(46)	-	-	-
Fair value adjustments for loans in qualifying hedge relationships	6	-	6	11	-	11
Carrying value of loans and equity investments	**$ 10,817**	**$ 2,812**	**$ 13,629**	**$ 9,973**	**$ 2,505**	**$ 12,478**

The distribution of the disbursed loan and equity investment portfolio by geographical region is as follows (US$ millions):

	June 30, 2006			June 30, 2005		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Europe and Central Asia	$ 3,786	$ 628	$ 4,414	$ 2,847	$ 540	$ 3,387
Latin America and Caribbean	3,475	651	4,126	3,681	618	4,299
Asia	2,055	866	2,921	1,922	737	2,659
Sub-Saharan Africa	792	188	980	677	186	863
Middle East and North Africa	726	125	851	672	107	779
Other	23	93	116	163	126	289
Total disbursed portfolio	**10,857**	**2,551**	**13,408**	**9,962**	**2,314**	**12,276**
Adjustments to investments accounted for under the equity method	-	255	255	-	191	191
Unrealized gains on equity investments held by consolidated VIEs	-	6	6	-	-	-
Unamortized deferred loan origination fees, net	(46)	-	(46)	-	-	-
Fair value adjustments for loans in qualifying hedge relationships	6	-	6	11	-	11
Carrying value of loans and equity investments	**$ 10,817**	**$ 2,812**	**$ 13,629**	**$ 9,973**	**$ 2,505**	**$ 12,478**

At June 30, 2006, 20% of the disbursed loan portfolio consisted of fixed rate loans (16% - June 30, 2005), while the remainder was at variable rates. At June 30, 2006, the disbursed loan portfolio included $88 million of loans serving as collateral under secured borrowing arrangements.

Loan portfolio

The currency composition and average yield of the disbursed loan portfolio are summarized below:

	June 30, 2006		June 30, 2005	
	Amount (US $ millions)	Average yield (%)	Amount (US $ million)	Average yield (%)
US dollar	$ 8,300	8.1	$ 8,074	6.6
Euro	1,498	5.3	1,193	4.8
Other currencies	1,059	8.1	695	8.8
Total disbursed loan portfolio	**10,857**	**7.7**	**9,962**	**6.5**
Unamortized deferred loan origination fees, net	(46)		-	
Fair value adjustments for loans in qualifying hedge relationships	6		11	
Carrying value of loans	**$ 10,817**		**$ 9,973**	

After the effect of interest rate and currency swaps, the Corporation's loans are principally denominated in US dollars.

Disbursed loans in all currencies are repayable during the years ending June 30, 2007 through June 30, 2011 and thereafter, as follows (US$ millions):

	2007	2008	2009	2010	2011	Thereafter	Total
Fixed rate loans	$ 380	$ 336	$ 338	$ 247	$ 226	$ 676	$ 2,203
Variable rate loans	1,200	1,266	1,364	1,153	1,056	2,615	8,654
Total disbursed loan portfolio	**$ 1,580**	**$ 1,602**	**$ 1,702**	**$ 1,400**	**$ 1,282**	**$ 3,291**	**10,857**
Unamortized deferred loan origination fees, net							(46)
Fair value adjustments for loans in qualifying hedge relationships							6
Carrying value of loans							**$ 10,817**

The Corporation's disbursed variable rate loans generally reprice within one year.

Loans on which the accrual of interest has been discontinued amounted to $447 million at June 30, 2006 ($634 million - June 30, 2005). Interest income not recognized on nonaccruing loans during the year ended June 30, 2006 totaled $68 million ($58 million - year ended June 30, 2005; $82 million - year ended June 30, 2004). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2006 was $21 million ($36 million - year ended June 30, 2005; $54 million - year ended June 30, 2004). The average recorded investment in impaired loans during the year ended June 30, 2006, was $931 million ($1,486 million - year ended June 30, 2005). The recorded investment in impaired loans at June 30, 2006 was $671 million ($1,191 million - June 30, 2005).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reserve against losses on loans

Changes in the reserve against losses, on loans for the year ended June 30, 2006, June 30, 2005, and June 30, 2004, are summarized below (US$ millions):

	June 30, 2006	June 30, 2005	June 30, 2004
Beginning balance	$ 989	$ 1,367	$ 1,684
Provision for (release of provision for) losses on loans	10	(259)	(89)
Write-offs	(111)	(136)	(246)
Recoveries of previously written-off investments	9	16	2
Translation adjustments on loans	4	4	15
Other adjustments	(3)	(3)	1
Ending balance	$ 898	$ 989	$ 1,367

The provision for losses on loans and guarantees in the consolidated income statement for the year ended June 30, 2006 includes $5 million provision in respect of guarantees ($3 million release - year ended June 30, 2005; $14 million release - year ended June 30, 2004). At June 30, 2006 the accumulated reserve for losses on guarantees, included in the consolidated balance sheet in payables and other liabilities, was $18 million ($13 million - June 30, 2005).

Interest and financial fees from loans

Interest and financial fees from loans for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 comprise the following (US$ millions):

	2006	2005	2004
Interest income	$ 743	$ 574	$ 449
Commitment fees	21	17	15
Other financial fees	43	69	54
Total interest and financial fees from loans	$ 807	$ 660	$ 518

NOTE D – GUARANTEES

Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by the Corporation generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2006 totaled $1,150 million ($978 million - June 30, 2005). Guarantees of $494 million that were outstanding at June 30, 2006 ($291 million - June 30, 2005) were not included in loans on the Corporation's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that the Corporation could be required to make under these guarantees.

NOTE E – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 comprise the following (US$ millions):

	2006	2005	2004
Realized capital gains on equity sales	$ 928	$ 723	$ 386
Dividends and profit participations	327	258	207
Amortization of UJVs conditional asset retirement obligations	(8)	-	-
Income from LLPs, certain LLCs and other investments accounted for under the equity method	56	191	-
Changes in carrying value of equity investments	-	269	69
Equity investment impairment write-downs	(57)	(62)	-
Net losses on equity-related derivatives	(15)	(12)	(2)
Custody and other fees	(3)	(2)	(2)
Total income from equity investments	$ 1,228	$ 1,365	$ 658

Realized capital gains include recoveries and are net of losses on sales of equity investments.

Dividends and profit participations include $86 million ($106 million - year ended June 30, 2005; $65 million - year ended June 30, 2004) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

NOTE F – PROJECTS APPROVED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Projects approved by the Board of Directors not committed, loan and equity commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2006	June 30, 2005
Projects approved but not committed:		
Loans	$ 2,353	$ 2,333
Equity investments	507	400
Guarantees	679	731
Client risk management facilities	18	19
Total projects approved but not committed	3,557	3,483
Projects committed but not disbursed:		
Loans	5,550	4,819
Equity investments	1,361	1,013
Projects committed but not utilized:		
Guarantees	656	687
Client risk management facilities	132	119
Total projects committed but not disbursed or utilized	7,699	6,638
Total projects approved but not disbursed or utilized	**$ 11,256**	**$ 10,121**

NOTE G – RESOURCE MOBILIZATION

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding and serviced by the Corporation for the Participants are as follows (US$ millions):

	June 30, 2006	June 30, 2005
Loan participations arranged to be placed with Participants approved but not committed	$ 2,485	$ 2,194
Loan participations signed as commitments but not disbursed	1,136	901
Loan participations arranged to be placed with Participants approved but not disbursed	**$ 3,621**	**$ 3,095**
Loan participations disbursed and outstanding which are serviced by the Corporation	**$ 3,878**	**$ 4,382**

NOTE H – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2006	June 30, 2005
Receivables from sales of securities	$ 1,466	$ 1,330
Accrued interest income on time deposits and securities	1,226	1,116
Accrued income on derivative instruments	299	316
Accrued interest income on loans	153	113
Prepaid pension and other postretirement benefit costs	393	348
Headquarters building:		
Land	89	89
Building	192	184
Less: Building depreciation	(43)	(38)
Headquarters building, net	238	235
Deferred charges and other assets	192	316
Total receivables and other assets	**$ 3,967**	**$ 3,774**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I – BORROWINGS

Market borrowings and associated derivatives

The Corporation's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2006							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 6,980	3.9	$ 8,078	4.6	$ 6,334	5.1	$ 14,725	4.9
					(6,667)	(3.8)	-	-
Japanese yen	4,174	4.2	(4,174)	(4.2)	-	-	-	-
Pound sterling	1,712	5.4	(1,712)	(5.4)	-	-	-	-
South African rand	589	7.2	(589)	(7.2)	-	-	-	-
Hong Kong dollar	552	6.1	(552)	(6.1)	-	-	-	-
Euro	475	6.4	(475)	(6.4)	-	-	-	-
Australian dollar	397	4.7	(397)	(4.7)	-	-	-	-
Canadian dollar	276	1.0	(276)	(1.0)	-	-	-	-
New Zealand dollar	242	6.0	(242)	(6.0)	-	-	-	-
Colombian peso	235	12.5	(235)	(12.5)	-	-	-	-
Chinese renminbi	141	3.4	-	-	-	-	141	3.4
Malaysian ringgit	136	2.9	(136)	(2.9)	-	-	-	-
Moroccan dirham	114	4.5	(114)	(4.5)	-	-	-	-
Swiss francs	91	1.9	(91)	(1.3)	80	1.3	-	-
					(80)	(2.0)	-	-
Peruvian soles nuevos	46	6.6	(46)	(6.6)	-	-	-	-
Principal at face value	16,160		$ (961)		$ (333)		$ 14,866	
Less: Unamortized discounts, net	(605)							
Total market borrowings	15,555							
Fair value adjustments	(668)							
Carrying value of market borrowings	$ 14,887							

	June 30, 2005							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,029	3.9	$ 8,872	2.7	$ 6,350	3.2	$ 15,641	3.3
					(6,610)	(3.8)	-	-
Japanese yen	5,008	3.8	(5,008)	(3.8)	-	-	-	-
Pound sterling	1,713	5.4	(1,713)	(5.4)	-	-	-	-
Hong Kong dollar	745	6.0	(745)	(6.0)	-	-	-	-
South African rand	662	7.5	(662)	(7.5)	-	-	-	-
Euro	514	6.3	(514)	(6.3)	-	-	-	-
Australian dollar	497	4.7	(497)	(4.7)	-	-	-	-
Canadian dollar	284	1.0	(284)	(1.0)	-	-	-	-
Colombian peso	265	12.5	(265)	(12.5)	-	-	-	-
New Zealand dollar	216	5.6	(216)	(5.6)	-	-	-	-
Malaysian ringgit	132	2.9	(132)	(2.9)	-	-	-	-
Moroccan dirham	110	4.5	(110)	(4.5)	-	-	-	-
Swiss francs	78	2.7	(78)	(0.4)	78	0.4	-	-
					(78)	(2.7)	-	-
Hungarian forints	49	9.0	(49)	(9.0)	-	-	-	-
Peruvian soles nuevos	46	6.6	(46)	(6.6)	-	-	-	-
Principal at face value	17,348		$ (1,447)		$ (260)		$ 15,641	
Less: Unamortized discounts, net	(593)							
Total market borrowings	16,755							
Fair value adjustments	(1,451)							
Carrying value of market borrowings	$ 15,304							

The weighted average cost of the Corporation's borrowings outstanding from market sources after currency and interest rate swap transactions was 4.9% at June 30, 2006 (3.3% - June 30, 2005). The weighted average remaining maturity of the Corporation's borrowings from market sources was 10.7 years at June 30, 2006 (11.6 years - June 30, 2005). Charges on borrowings for the year ended June 30, 2006, include $6 million of interest expense on secured borrowings.

Net fair value adjustment to the carrying value of market borrowings comprises $(668) million at June 30, 2006 ($(1,451) million - June 30, 2005) representing adjustments to the carrying value of transactions in designated fair value hedging relationships.

The net nominal amount receivable from currency swaps of $961 million and the net notional amount receivable from interest rate swaps of $333 million at June 30, 2006 ($1,447 million and $260 million - June 30, 2005), shown in the above table, are represented by currency and interest rate swap assets at fair value of $785 million and currency and interest rate swap liabilities at fair value of $(779) million ($1,270 million and $1,439 million - June 30, 2005), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2006		June 30, 2005	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
Saudi Arabian riyal	$ 50	4.5	$ -	-
US dollar	30	6.4	53	6.4
Euro	-	-	2	8.1
Total borrowings outstanding from IBRD	$ 80		$ 55	

The weighted average remaining maturity of borrowings from IBRD was 7.5 years at June 30, 2006 (2.6 years - June 30, 2005). Charges on borrowings for the year ended June 30, 2006 includes $5 million ($5 million - year ended June 30, 2005; $8 million - year ended June 30, 2004) in respect of IBRD borrowings.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2007 through June 30, 2011 and thereafter are summarized below (US$ millions):

	2007	2008	2009	2010	2011	Thereafter	Total
Borrowings from market sources	$ 1,843	$ 1,823	$ 1,279	$ 1,856	$ 1,280	$ 8,079	$ 16,160
Borrowings from IBRD	18	8	3	1	-	50	80
Total borrowings, gross	$ 1,861	$ 1,831	$ 1,282	$ 1,857	$ 1,280	$ 8,129	16,240
Less: Unamortized discounts, net							(605)
Fair value adjustments							(668)
Carrying value of borrowings							$ 14,967

After the effect of interest rate and currency swaps, the Corporation's borrowings generally reprice within one year.

NOTE J – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2006	June 30, 2005
Accrued charges on borrowings	$ 216	$ 247
Accrued charges on derivative instruments	282	268
Payables for purchases of securities	1,352	1,769
Secured borrowings	88	-
Accounts payable, accrued expenses and other liabilities	286	416
Deferred income	60	50
Total payables and other liabilities	$ 2,284	$ 2,750

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – CAPITAL TRANSACTIONS

The Corporation's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but the Corporation has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $1 million of subscribed shares remained unpaid at June 30, 2006 ($1 million - June 30, 2005).

During the year ended June 30, 2006, no shares were subscribed and paid by member countries at a par value of $1,000 each (1,615 - year ended June 30, 2005; 720 - year ended June 30, 2004).

Under IFC's Articles of Agreement, in the event a member withdraws from IFC, the Corporation and the member may agree on the repurchase of the member's capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as the Corporation and the member may agree, the repurchase price of the member's capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions, including payments in installments, at such times and in such available currency or currencies as the Corporation reasonably determines, taking into account the financial position of the Corporation. IFC's Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

On August 7, 2006, the Board of Directors approved the designation of $230 million of the Corporation's retained earnings for the purposes of the funding mechanism for technical assistance and advisory services.

On August 7, 2006, the Board of Directors approved the designation of $150 million of the Corporation's retained earnings for the purposes of grants to IDA.

NOTE L – OTHER INCOME

Other income for the year ended June 30, 2006, predominantly comprises $20 million of fees collected from clients for expenses incurred by the Corporation, included in administrative expenses ($16 million - year ended June 30, 2005; $16 million - year ended June 30, 2004), $17 million of income from consolidated entities ($5 million - year ended June 30, 2005; $0 million - year ended June 30, 2004) and income under other reimbursable arrangements of $10 million ($13 million - year ended June 30, 2005; $10 million - year ended June 30, 2004).

NOTE M – TECHNICAL ASSISTANCE AND ADVISORY SERVICES

As of June 30, 2005, the Corporation had designated retained earnings in the amount of $350 million for TAAS. As of June 30, 2006, the Board of Directors has approved $280 million of proposed expenditures beginning in the year ended June 30, 2005 through the year ending June 30, 2011. Of the amount approved by the Board of Directors as of June 30, 2006, the Corporation has recognized expenditures of $55 million in the year ended June 30, 2006 and $38 million in the year ended June 30, 2005.

Prior to the year ended June 30, 2005, from time to time, the Board of Directors approved recommendations under which the Corporation contributed to special programs, comprising the Corporation's Global Small and Medium Enterprise Capacity Building Facility, Technical Assistance Fund and Foreign Investment Advisory Service and other donor-funded operations. During the year ended June 30, 2004, the Corporation contributed a total of $29 million to these facilities.

NOTE N – PERFORMANCE-BASED GRANTS

During the year ended June 30, 2006, the Corporation provided $35 million to IBRD's Global Partnership for Output Based Aid under a pilot phase approved by IFC's Board of Directors in March 2006, which has been recorded as an expense in the year ended June 30, 2006. Also under the pilot phase, IFC's Board of Directors has approved a further $30 million for a future performance-based small and medium-size enterprise initiative for Sub-Saharan Africa. No amounts have been expensed under this initiative in the year ended June 30, 2006.

NOTE O – NET (LOSSES) GAINS ON NON-TRADING FINANCIAL INSTRUMENTS

Net (losses) gains on non-trading financial instruments for the year ended June 30, 2006, June 30, 2005, and June 30, 2004, comprise (US$ millions):

	2006	2005	2004
Difference between changes in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	$ (63)	$ (48)	$ 65
Change in fair value of non-trading derivative instruments not designated as a hedge	(65)	112	(54)
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	(3)	(3)	(2)
Release from accumulated other comprehensive income of transition gain on cash flow-like hedges	-	1	2
Net (losses) gains on non-trading financial instruments	**$ (131)**	**$ 62**	**$ 11**

Of the total net (losses) gains on non-trading financial instruments, unrealized losses of $182 million (gains of $44 million - year ended June 30, 2005; losses $26 million - year ended June 30, 2004) are attributable to borrowings and related derivatives transactions, unrealized gains of $51 million (gains $15 million - year ended June 30, 2005; gains $36 million - year ended June 30, 2004) are attributable to loans and related derivatives transactions, and unrealized gains of $0 million (gains $3 million - year ended June 30, 2005; gains $1 million - year ended June 30, 2004) are attributable to client risk management activities.

Upon the adoption of SFAS No. 133 on July 1, 2000, the Corporation recorded a gain of $14 million to accumulated other comprehensive income to adjust the book value to fair value of cross-currency interest rate swaps in cash flow-like hedges. The Corporation elected not to seek hedge accounting for these transactions under SFAS No. 133 and, accordingly, records the cross-currency interest rate swaps at fair value, with the change in fair value included in earnings. The gain recorded in accumulated other comprehensive income upon adoption of SFAS No. 133 is released into earnings over the remaining original hedge term. The amounts released for the years ended June 30, 2006 and June 30, 2005 are shown above; the expected release for the year ending June 30, 2007 is $0 million.

NOTE P – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Many of the Corporation's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since the Corporation generally holds loans, borrowings and other financial instruments to maturity with the aim of realizing their recorded values.

The estimated fair values reflect the interest rate environments as of June 30, 2006 and June 30, 2005. In different interest rate environments, the fair value of the Corporation's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of the Corporation. The fair values of the individual financial instruments do not represent the fair value of the Corporation taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2006 and June 30, 2005 are summarized below.

Liquid assets - The estimated fair value of time deposits and the trading securities portfolio are based on quoted market prices and the present value of estimated future cash flows using appropriate discount rates.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - The Corporation generally has not sold its loans from the portfolio, and there is no comparable secondary market. Fair values for fixed rate loans and loan commitments were determined using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds. Since rates on variable

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

rate loans and loan commitments are generally reset on a quarterly or semiannual basis, the carrying value adjusted for credit risk was determined to be the best estimate of fair value. The Corporation also holds options to convert loans into equity of certain of its investee companies. Fair values of these conversion options are based on quoted market prices or other calculated values of the underlying equity investment.

Equity investments - Fair values of equity investments accounted for at cost less impairment were determined using market prices where available, put option prices, book values or cost, certain of which were discounted based upon management's estimate of net realizable value. Where market prices were not available or alternate valuation techniques were not practical, cost was determined to be the best estimate of fair value. Fair values of investments in LLPs and certain LLCs, other equity method investments and equity investments held by consolidated VIEs are not included.

Borrowings - Fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Estimated fair values of the Corporation's financial assets and liabilities and off-balance sheet financial instruments are summarized below (US$ millions). The Corporation's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2006			June 30, 2005
	Carrying amount	Fair value adjustments	Fair value	Fair value
Financial assets				
Due from banks, time deposits, securities and securities purchased under resale agreements	$ 20,594	$ -	$ 20,594	$ 22,781
Loans	10,817	441	11,258	10,396
Reserve against losses on loans	(898)	-	(898)	(989)
Net loans	9,919	441	10,360	9,407
Cost method equity investments	2,325	4,232	6,557	4,749
Derivative assets:				
Liquid asset portfolio-related	189	-	189	151
Loans-related	123	-	123	72
Borrowings-related	785	-	785	1,270
Client risk management-related	29	-	29	23
Equity-related	2	-	2	-
Total derivative assets	1,128	-	1,128	1,516
Nonfinancial assets, including equity method and consolidated investments	4,454	-	4,454	4,184
Total assets	$ 38,420	$ 4,673	$ 43,093	$ 42,637
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,805	$ -	$ 8,805	$ 9,321
Market and IBRD borrowings outstanding	14,967	-	14,967	15,361
Derivative liabilities:				
Liquid asset portfolio-related	344	-	344	733
Loans-related	135	-	135	139
Borrowings-related	779	-	779	1,439
Client risk management-related	28	-	28	21
Equity-related	2	-	2	-
Total derivative liabilities	1,288	-	1,288	2,332
Nonfinancial liabilities	2,284	-	2,284	2,750
Total liabilities	$ 27,344	$ -	$ 27,334	$ 29,764

	June 30, 2006			June 30, 2005
	Carrying amount	Fair value adjustments	Fair value	Fair value
Off-balance sheet financial instruments				
Loan commitments	$ 5,550	$ 14	$ 5,564	$ 4,831

NOTE Q – CURRENCY POSITION

The Corporation conducts its operations for its loans, time deposits and securities and borrowings in multiple currencies. The Corporation's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. The Corporation's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, the Corporation carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings.

The following table summarizes the Corporation's exposure in major currencies at June 30, 2006 and June 30, 2005 (US$ millions):

	June 30, 2006					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 17,718	$ 1,413	$ 89	$ 184	$ -	$ 19,404
Securities purchased under resale agreements	1,190	-	-	-	-	1,190
Loans disbursed and outstanding	8,255	1,498	45	1,013	6	10,817
Less: Reserve against losses on loans	(707)	(107)	(4)	(80)	-	(898)
Net loans	7,548	1,391	41	933	6	9,919
Equity investments	-	-	-	2,812	-	2,812
Total loans and equity investments disbursed and outstanding	7,548	1,391	41	3,745	6	12,731
Derivative assets	2,725	1,276	4,472	4,147	(11,492)	1,128
Receivables and other assets	3,658	91	88	130	-	3,967
Total assets	$ 32,839	$ 4,171	$ 4,690	$ 8,206	$ (11,486)	$ 38,420
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,064	$ 741	$ -	$ -	$ -	$ 8,805
Borrowings	6,681	468	4,177	4,309	(668)	14,967
Derivative liabilities	7,996	2,765	425	977	(10,875)	1,288
Payables and other liabilities	1,997	64	82	141		2,284
Total liabilities	$ 24,738	$ 4,038	$ 4,684	$ 5,427	$ (11,543)	$ 27,344

	June 30, 2005					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 14,020	$ 2,020	$ 199	$ 260	$ -	$ 16,499
Securities purchased under resale agreements	5,436	846	-	-	-	6,282
Loans disbursed and outstanding	8,075	1,193	26	668	11	9,973
Less: Reserve against losses on loans	(795)	(127)	(3)	(64)	-	(989)
Net loans	7,280	1,066	23	604	11	8,984
Equity investments	-	-	-	2,505	-	2,505
Total loans and equity investments disbursed and outstanding	7,280	1,066	23	3,109	11	11,489
Derivative assets	2,653	1,629	5,355	4,512	(12,633)	1,516
Receivables and other assets	3,477	69	106	122	-	3,774
Total assets	$ 32,866	$ 5,630	$ 5,683	$ 8,003	$ (12,622)	$ 39,560
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 7,845	$ 1,476	$ -	$ -	$ -	$ 9,321
Borrowings	6,823	508	5,013	4,466	(1,451)	15,359
Derivative liabilities	8,749	3,487	568	887	(11,359)	2,332
Payables and other liabilities	2,414	97	100	139	-	2,750
Total liabilities	$ 25,831	$ 5,568	$ 5,681	$ 5,492	$ (12,810)	$ 29,762

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of Significant Accounting and Related Policies."

An analysis of the Corporation's major components of income and expense by business segment for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 is given below (US$ millions):

	2006			2005			2004		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest and financial fees from loans	$ 807	$ -	$ 807	$ 660	$ -	$ 660	$ 518	$ -	$ 518
Income from liquid asset trading activities	-	444	444	-	358	358	-	177	177
Charges on borrowings	(343)	(260)	(603)	(151)	(158)	(309)	(41)	(100)	(141)
Income from equity investments	1,228	-	1,228	1,365	-	1,365	658	-	658
(Provision for) release of provision for losses on loans and guarantees	(15)	-	(15)	261	-	261	103	-	103
Service fees	52	-	52	41	-	41	41	-	41
Administrative expenses	(430)	(6)	(436)	(397)	(6)	(403)	(354)	(6)	(360)
Other income (expense)	22	-	22	18	-	18	(14)	-	(14)
Income before expenditures for TAAS, PBG and net (losses) gains on non-trading financial instruments	**1,321**	**178**	**1,499**	**1,797**	**194**	**1,991**	**911**	**71**	**982**
Expenditures for TAAS	(55)	-	(55)	(38)	-	(38)	-	-	-
Expenditures for PBG	(35)	-	(35)	-	-	-	-	-	-
Net (losses) gains on non-trading financial instruments	49	(180)	(131)	18	44	62	37	(26)	11
Net income	$ 1,280	$ (2)	$ 1,278	$ 1,777	$ 238	$ 2,015	$ 948	$ 45	$ 993

Geographical segment data in respect of client services are disclosed in Note C, and are not relevant in respect of treasury services.

NOTE S – PENSION AND OTHER POSTRETIREMENT BENEFITS

The Corporation, IBRD, and MIGA participate in a defined benefit SRP, a Retired Staff Benefits Plan (RSBP), and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

The Corporation uses a June 30 measurement date for its pension and other postretirement benefit plans.

The amounts presented below reflect the Corporation's respective share of the costs, assets, and liabilities of the plans.

All costs, assets, and liabilities associated with these plans are allocated between the Corporation, IBRD, and MIGA based upon their employees' respective contributions to the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The Corporation, IDA, and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to the Corporation for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004 (US$ millions):

	SRP			RSBP			PEBP		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Benefit cost									
Service cost	$ 59	$ 48	$ 43	$ 9	$ 6	$ 5	$ 2	$ 2	$ 2
Interest cost	101	100	84	8	7	5	2	1	1
Expected return on plan assets	(157)	(145)	(122)	(10)	(8)	(6)	-	-	-
Amortization of prior service cost	1	3	3	-	-	-	-	-	-
Amortization of unrecognized net loss (gain)	9	-	3	4	2	2	-	-	-
Net periodic pension cost	$ 13	$ 6	$ 11	$ 11	$ 7	$ 6	$ 4	$ 3	$ 3

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

For the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004, expenses for these plans of $28 million, $16 million and $20 million, respectively, were allocated to IFC. The Corporation's net expense for these plans reported in the consolidated income statement was $28 million, $14 million, and $19 million for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004, respectively.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for the Corporation for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are invested in fixed income instruments.

	SRP			RSBP			PEBP		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Projected Benefit Obligation									
Beginning of year	$ 1,631	$ 1,392	$ 1,269	$ 162	$ 103	$ 91	$ 23	$ 15	$ 12
Service cost	59	48	43	9	6	5	2	2	2
Interest cost	101	100	84	8	7	5	2	1	1
Employee contributions	15	14	13	1	2	1	-	-	-
Benefits paid	(51)	(68)	(56)	(4)	(6)	(5)	(2)	(2)	(1)
Actuarial (gain) loss	(403)	145	39	(15)	50	6	9	7	1
End of year	1,352	1,631	1,392	161	162	103	34	23	15
Fair value of plan assets									
Beginning of year	$ 1,670	$ 1,592	$ 1,328	$ 118	$ 99	$ 80	$ -	$ -	$ -
Employee contributions	15	14	13	1	2	1	-	-	-
Actual return on assets	205	88	284	11	15	16	-	-	-
Employer contributions	53	44	23	16	8	7	-	-	-
Benefits paid	(51)	(68)	(56)	(4)	(6)	(5)	-	-	-
End of year	1,892	1,670	1,592	142	118	99	-	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	SRP			RSBP			PEBP		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Funded status									
Plan assets in excess of (less than) projected benefit obligation	$ 540	$ 39	$ 200	$ 19	$ (44)	$ (4)	$ (34)	$ (23)	$ (15)
Unrecognized net (gain) loss from past experience different from changes in assumptions	(202)	258	57	43	62	21	15	6	(1)
Unrecognized prior Service cost	10	11	14	-	-	-	1	-	-
Prepaid (accrued) Pension cost	$ 348	$ 308	$ 271	$ 24	$ 18	$ 17	$ (18)	$ (17)	$ (16)
Accumulated benefit obligation	$ 1,024	$ 1,255	$ 1,008	$ 161	$ 162	$ 103	$ 28	$ 20	$ 13

The prepaid SRP cost was $348 million at June 30, 2006 ($308 million - June 30, 2005) and the prepaid RSBP cost was $24 million at June 30, 2006 ($18 million - June 30, 2005). These amounts are included in Receivables and other assets on the consolidated balance sheet.

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004:

Weighted average assumptions used to determine projected benefit obligation (%)

	SRP			RSBP			PEBP		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Discount rate	6.50	5.25	6.25	6.50	5.25	6.25	6.50	5.25	6.25
Rate of compensation increase	6.80	5.90	6.40						
Health care growth rates -at end of fiscal year				7.60	6.80	7.30			
Ultimate health care growth rate				5.00	4.25	4.75			
Year in which ultimate rate is reached				2012	2012	2012			

Weighted average assumptions used to determine net periodic pension cost (%)

	SRP			RSBP			PEBP		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Discount rate	5.25	6.25	5.75	5.25	6.25	5.75	5.25	6.25	5.75
Expected return on plan assets	7.75	7.75	7.75	8.25	8.25	7.75			
Rate of compensation increase	5.90	6.40	5.40						
Health care growth rates									
-at end of fiscal year				6.80	7.30	6.10			
-to year 2012 and thereafter				4.25	4.75	3.75			

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$ 4	$ (3)
Effect on postretirement benefit obligation	33	(27)

Investment Strategy

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global diversified portfolio of various asset classes. Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans. This analysis, referred to as an asset-liability analysis, also provides estimates of potential future contributions and future asset and liability balances. Plan assets are managed by external investment managers and monitored by IBRD's pension investment department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments. The fixed-income and public equity asset classes are rebalanced on a monthly basis.

The following table presents the weighted-average asset allocation at June 30, 2006 and June 30, 2005, and the respective target allocation by asset category for the SRP and RSRP (%):

	SRP			RSBP		
	Target Allocation 2006	% of Plan Assets		Target Allocation 2006	% of Plan Assets	
		2006	2005		2006	2005
Asset Class						
Fixed Income	40%	40%	40%	30%	30%	31%
Public Equity	35	35	40	30	33	37
Alternative Investments	25	25	20	40	37	32
Total	100%	100%	100%	100%	100%	100%
Alternative Investments include:						
Private Equity	up to 12%	8.3%	7.1%	up to 28%	12.3%	11.2%
Real Estate	up to 8%	4.7	4.0	up to 18%	4.1%	3.7
Hedge Funds	up to 12%	12.0	8.7	up to 23%	20.5%	16.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2006 (US$ millions):

	SRP	RSBP	PEBP
July 1, 2006 - June 30, 2007	$48	$3	$3
July 1, 2007 - June 30, 2008	54	3	3
July 1, 2008 - June 30, 2009	61	4	3
July 1, 2009 - June 30, 2010	66	4	3
July 1, 2010 - June 30, 2011	71	5	4
July 1, 2011 - June 30, 2015	452	35	22

Expected Contributions

The Corporation's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for the Corporation during the fiscal year beginning July 1, 2006 is $25 million and $9 million, respectively.

NOTE T – SERVICE AND SUPPORT PAYMENTS

The Corporation obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. The Corporation makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to the Corporation for the year ended June 30, 2006, were $23 million ($25 million - year ended June 30, 2005; $21 million - year ended June 30, 2004).

NOTE U – TRUST FUNDS

The Corporation uses the services of IBRD to administer funds on behalf of donors that are restricted for specific uses, including technical assistance, feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the Corporation's assets. The responsibilities of the Corporation are to arrange for services generally not otherwise provided by it, including full project implementation and procurement of goods and services. The distribution of Trust Fund assets by executing agent is as follows (US$ millions):

	June 30, 2006		June 30, 2005	
	Total fiduciary assets	Number of active funds	Total fiduciary assets	Number of active funds
Executed by the Corporation	$ 420	715	$ 287	612
Executed by the recipient	-	-	-	-
Total	$ 420	715	$ 287	612

NOTE V – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

NOTE W – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

The Corporation has identified seven VIEs in which the Corporation is deemed to be the primary beneficiary at June 30, 2006.

Four of the VIEs have been consolidated into IFC's financial statements as of June 30, 2006. One consolidated VIE is in the Finance and Insurance sector in the Latin America and Caribbean region. Three consolidated VIEs are in the Collective Investment Vehicles sector in the Latin America and Caribbean region.

The remaining three VIEs in which the Corporation is deemed to be the primary beneficiary have not been consolidated into IFC's financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. IFC's net investment in these three entities totals $2 million, virtually all in the primary metals sector in the Asia region. Based on the most recent financial data available, total net assets of the three entities is $12 million.

As a result of the consolidation of the four investments described above, IFC's consolidated balance sheet at June 30, 2006 includes additional assets of $6 million in equity investments ($0 million - June 30, 2005), $3 million in receivables and other assets ($131 million - June 30, 2005), and additional liabilities of $2 million in payables and other liabilities ($131 million - June 30, 2005).

Other income for the year ended June 30, 2006 includes $17 million of income from consolidated entities ($5 million - year ended June 30, 2005; $0 million - year ended June 30, 2004) and other expense includes $10 million of expenses from consolidated entities ($5 million - year ended June 30, 2005; $0 million - year ended June 30, 2004).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation has identified fourteen investments in VIEs in which the Corporation is not the primary beneficiary but in which it is deemed to hold significant variable interests. The Corporation's total investment in and maximum exposure to loss to these entities, comprising both disbursed amounts and amounts committed but not yet disbursed balances, was $108 million at June 30, 2006. The regional and sectoral analysis of the Corporation's investments in these VIEs is as follows (US$ millions):

	June 30, 2006		
	Loans	Equity investments	Total
Latin America and Caribbean	$ 23	$ 21	$ 44
Asia	10	11	21
Europe and Central Asia	7	3	10
Sub-Saharan Africa	-	5	5
Middle East and North Africa	2	-	2
Other	-	26	26
Total VIE investments	$ 42	$ 66	$ 108

	June 30, 2006		
	Loans	Equity investments	Total
Collective investment vehicles	$ -	$ 51	$ 51
Finance and insurance	15	12	27
Agriculture and forestry	10	-	10
Food and beverages	8	-	8
Accommodation and tourism services	7	-	7
Oil, gas and mining	-	3	3
Textiles, apparel and leather	2	-	2
Total VIE investments	$ 42	$ 66	$ 108

Based on the most recent available data from these VIEs, the assets of these VIEs totaled $602 million.

NOTE X – MATERIAL TRANSACTION

On December 21, 2005, the Corporation entered into an agreement to sell its shares in Banca Comerciala Romana S.A. (BCR). The agreement includes provisions that may result in the termination of the agreement prior to closing. In addition, IFC has entered into an agreement which includes certain payment covenants and potential indemnifications with respect to certain conditions and valuations in case such conditions and valuations become applicable. The transaction did not close by June 30, 2006. Should the transaction close in accordance with the agreement, IFC would expect to recognize a significant capital gain in the year ending June 30, 2007, in the range of $669 million to $841 million (based on June 30, 2006 exchange rates).

Project Commitments

This table includes projects signed and processed during FY06. All amounts are given in U.S. dollars, regardless of the currency of the transaction.

For the purposes of the table, "IFC Loan" includes loan-type quasi-equity investments; "IFC Equity" includes equity-type quasi-equity investments.

Under the Global Trade Finance Program, IFC provides guarantee coverage of bank risk in emerging markets, where confirming banks need risk mitigation to support their export clients because of limited capacity for country and bank exposure.

Structured finance mobilization is a feature of selected guarantee, loan, and equity transactions, but it is not included in the total committed for these projects. The mobilization number covers the full amount at the project commitment date.

Projects marked with an asterisk(*) have been committed and/or have the option to disburse in a non–U.S. dollar currency.

Note on Environmental and Social Category:

Projects are assigned a category of A, B, or C, in descending order of environmental and social sensitivity, or FI, in the case of financial institutions that on-lend to clients who may present environmental and social concerns.

Category A: Projects expected to have significant adverse social and/or environmental impacts that are diverse, irreversible, or unprecedented.

Category B: Projects expected to have limited adverse social and/or environmental impacts that can be readily addressed through mitigation measures.

Category C: Projects expected to have minimal or no adverse impacts, including certain financial intermediary projects.

Category FI: Investments in financial intermediaries that themselves have no adverse social and/or environmental impacts but may finance subprojects with potential impacts.

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
SUB-SAHARAN AFRICA									
REGIONAL									
Capital Alliance Private Equity II, Limited will invest in businesses in West Africa by partnering with strong management teams and international investors.	FI	—	9.62	—	—	—	—	**9.62**	
Coca-Cola Sabco Pty., Ltd. will expand and upgrade its bottling operations in East Africa.	B	20.00	—	—	—	—	—	**20.00**	
La Fayette Investissement * will provide equity, loans, and technical assistance to microfinance institutions in frontier countries in the region.	FI	—	2.18	—	—	—	—	**2.18**	
Pan African Investment Partners/Pan Commonwealth African Partners, a private equity fund, will target regionally expanding companies with proven management and established revenue streams.	FI	—	5.00	—	—	—	—	**5.00**	
Standard Bank Group Limited will expand its operations in the region to enhance its competitive position and bring best practices and better access to high quality banking services and products.	FI	75.00	—	—	—	—	—	**75.00**	
Veolia Water AMI* will operate and maintain water treatment plants and water distribution services in the region.	B	—	31.34	44.68	—	—	—	**76.02**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
COUNTRY									
Cameroon									
AEF 3T Cameroun* will expand its truck fleet, modernize its dispatch and tracking systems, and provide more efficient logistics to its customers in the Douala market.	B	1.25	—	—	—	—	—	**1.25**	
AES Sonel,* a recently privatized integrated electric utility, will improve and expand its electricity generation, transmission, and distribution system.	B	89.36	—	—	—	—	—	**89.36**	
Congo, Democratic Republic of									
Kingamyambo Musonoi Tailings S.A.R.L. will cofinance a feasibility study for the retreatment of tailings containing copper and cobalt from the Kolwezi concentrator in the province of Katanga.	B	0.45	5.45	—	—	—	—	**5.90**	
Ghana									
Barclays Bank of Ghana Limited will support the development of export-oriented companies and small and medium enterprises.	FI	30.00	—	—	—	—	—	**30.00**	
Kenya									
Barclays Bank of Kenya Limited will finance medium-size companies in need of U.S. dollar-denominated funding and utilize freed-up local currency to fund smaller enterprises.	FI	10.00	—	—	—	—	—	**10.00**	
Barclays Bank of Kenya Limited, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	10.80	—	—	**10.80**	
Investment & Mortgages Bank Limited, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	C	—	—	—	2.18	—	—	**2.18**	
Kingdom Hotels Investments will refurbish and rebrand five hotel properties in the country.	B	20.00	—	—	—	—	—	**20.00**	
Panari Center Limited will refinance its existing debt and upgrade its technical installations to improve its environmental performance.	B	7.30	—	—	—	—	—	**7.30**	
Madagascar									
BFV-Societe Generale* will enhance its capacity to underwrite new small and medium enterprise loans on a profitable and sustainable basis.	FI	—	—	6.17	—	—	—	**6.17**	6.33
BNI-Credit Lyonnais Madagascar* will increase access to finance for small and medium enterprises.	FI	—	—	6.17	—	—	—	**6.17**	6.33
Business Partners Madagascar SME Fund Ltd.* will deliver finance and technical assistance to local small and medium enterprises in a commercially sustainable manner.	FI	—	3.31	—	—	—	—	**3.31**	
Mauritania									
BSA Ciment will invest in a greenfield cement grinding plant in Nouakchott.	B	10.96	—	—	—	—	—	**10.96**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Generale de Banque de Mauritanie, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	C	—	—	—	7.59	—	—	**7.59**	
SEF Hotel Halima,* a three-star, family-owned business hotel, will expand its capacity from 34 to 64 rooms and renovate its existing rooms.	B	2.11	—	—	—	—	—	**2.11**	
Mozambique									
Banco de Desenvolvimento e Comercio, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	0.11	—	—	**0.11**	
Nigeria									
Access Bank Plc, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	81.65	—	—	**81.65**	
Access Bank Plc will meet the demand for foreign currency term finance and provide assistance to the underserved subsector of women entrepreneurs.	FI	15.00	—	—	—	—	—	**15.00**	
AEF SocketWorks will expand its installation of computer systems to the country's universities.	C	2.50	—	—	—	—	—	**2.50**	
Diamond Bank Plc will increase its medium- and long-term funding for local private investment clients.	FI	20.00	—	—	—	—	—	**20.00**	
Diamond Bank Plc, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	C	—	—	—	42.63	—	—	**42.63**	
Guaranty Trust Bank Plc will address the scarcity of housing, construction, and residential construction term finance in the country	FI	30.00	—	—	—	—	—	**30.00**	
Guaranty Trust Bank Plc, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	C	—	—	—	22.26	—	—	**22.26**	
Investment Banking & Trust Company Plc will focus on lending to the manufacturing, private infrastructure, telecommunications, and energy industries	FI	30.00	—	—	—	—	—	**30.00**	
Investment Banking & Trust Company Plc, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	C	—	—	—	6.44	—	—	**6.44**	
Zenith Bank Plc, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	15.00	—	—	**15.00**	
Senegal									
Kounoune Power S.A.* will build, own, and operate a 67.5 MW diesel power plant in the eastern suburbs of Dakar.	B	20.62	—	—	—	—	—	**20.62**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
South Africa									
Buffalo City Municipality* will invest in infrastructure improvements such as water and wastewater facilities, electricity networks, and roads.	C	—	—	6.38	—	—	—	**6.38**	40.62
Ethos Private Equity Fund V will make equity and equity-related investments for control positions in market-leading growth businesses.	FI	—	25.00	—	—	—	—	**25.00**	
Hernic Ferrochrome (Pty) Limited will utilize extra funding to expand its total ferrochrome production capacity.	B	1.52	—	3.73	—	—	—	**5.25**	
Karsten Farms Pty., Limited,* a grape exporter, will replant aging vines and orchards, expand into berry production, and establish grape farming activities in Egypt.	B	7.24	—	—	—	—	—	**7.24**	
Sphere Private Equity Fund I* will invest in small and medium-size companies that have strong management teams and growth potential.	FI	—	5.22	—	—	—	—	**5.22**	
Uganda									
Uganda Microfinance Union will access local currency financing for the expansion of its microloan portfolio to service those who are currently marginalized by the formal financial sector.	FI	—	—	1.00	—	—	—	**1.00**	
EAST ASIA AND THE PACIFIC									
REGIONAL									
Asian Lion Fund Limited will target equity and equity-related investments in listed and unlisted mining companies engaged in advanced exploration work in the region.	FI	—	6.00	—	—	—	—	**6.00**	
Avenue Asia Special Situations Fund IV, L.P. will invest in senior debt, debt-related instruments, convertible securities, and preferred and common stocks of companies in the region.	FI	—	50.00	—	—	—	—	**50.00**	
COUNTRY									
Cambodia									
ACLEDA Bank Plc. will utilize a credit line to on-lend to small and medium enterprises and wholesale traders in the agribusiness sector.	FI	5.00	—	—	—	—	—	**5.00**	
China									
Anhui Conch Cement Company Limited* will implement an energy-saving waste heat recovery program and expand its cement production facilities in Eastern and Southern China.	B	80.12	—	—	—	—	—	**80.12**	
Anhui Conch Cement Company Limited* will attract international investors and convert its legal-person shares into shares that can be publicly listed and traded on the Shanghai stock exchange.	C	—	40.38	—	—	—	—	**40.38**	
Asian Strategic Investments Corporation Group, the operator of an automotive components group, will make a rights offering to its shareholders.	C	4.12	—	—	—	—	—	**4.12**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Babei Group Co., Ltd. will expand and relocate its existing facilities for production of silk ties and fabrics.	B	—	—	—	—	—	6.00	**6.00**	
Beijing Deqingyuan Agriculture Technology Co., Ltd.* will build additional layer sheds to increase production capacity of high-quality eggs.	B	—	2.82	—	—	—	—	**2.82**	
Capital Today China Growth Fund, L.P. will invest in small and medium-size companies focusing on consumer-driven sectors such as retail, education, manufacturing, and logistics.	FI	—	25.00	—	—	—	—	**25.00**	
CDH Venture Partners, L.P. will invest in early-stage small and medium enterprises, enhance their operating efficiencies, and maximize their growth potential on a sustainable basis	FI	—	20.00	—	—	—	—	**20.00**	
Changchun TBK Shili Auto Parts Co., Ltd.* will construct a new plant to produce non-asbestos brake linings for commercial vehicles	B	4.00	—	—	—	—	—	**4.00**	
Chenming Paper Co. Ltd. will construct a pulp and paper mill and associated facilities in Jiangxi Province to produce high-quality lightweight coated paper.	A	—	—	—	—	—	40.00	**40.00**	
China Shanshui Cement Group Company, Ltd.,* a cement producer in Shandong Province, will restructure its debt, expand its capacity, and install energy-efficient technology.	B	2.20	5.50	—	—	—	—	**7.70**	
China Shanshui Cement Group Company, Ltd., a cement producer in Shandong Province, will restructure its debt, expand its capacity, and install energy-efficient technology.	B	50.00	—	—	—	—	—	**50.00**	
China Utility-Based Energy Efficiency Finance Program* will support commercial banks making loans to small and medium enterprises for the purchase of energy-efficient equipment.	FI	—	—	24.96	—	—	—	**24.96**	32.54
Chinasoft International Limited, an e-government software company, will grow its business to undertake larger scale projects with larger capital requirements and invest in research and development.	C	—	15.00	—	—	—	—	**15.00**	
Guangxi Baise Fenglin Fiberboard Corporation Ltd. will construct, equip, and operate a fiberboard manufacturing facility in Baise, Guangxi Province.	B	—	—	—	—	—	4.00	**4.00**	
Guangzhou Development Industry Holdings Co., Ltd. will invest in new power projects, including the installation of gas desulfurization facilities in the Pearl River power plant	B	50.11	—	—	—	—	—	**50.11**	
HiSoft Technology International Limited will expand its software research and development facilities.	C	—	4.34	—	—	—	—	**4.34**	
Launch Tech Company Limited will merge its Shenzhen production facilities into a single new complex, expand its lift equipment facility in Shanghai, and purchase new manufacturing equipment.	B	—	8.35	—	—	—	—	**8.35**	

Project Description (*all amounts in U.S. dollars*)	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
NeoPhotonics Corporation will develop and grow its operations in the optical component industry.	B	—	10.00	—	—	—	—	**10.00**	
Renaissance* will restructure and inject new capital into its operations and introduce securities industry international best practices.	C	—	19.77	—	—	—	—	**19.77**	
Rongde Asset Management Co. will act as a joint venture asset management company to purchase and resolve nonperforming loans.	FI	—	35.00	—	—	—	—	**35.00**	
SBCVC Fund II, L.P. will make equity and equity-related investments in both early- and growth-stage companies in the telecom, media, and technology sectors.	FI	—	20.00	—	—	—	—	**20.00**	
Shanghai Aerospace Computer System Engineering Co., Ltd. will expand its long-distance medical education and training to working medical staff.	C	3.00	1.60	—	—	—	—	**4.60**	
Shanghai International Banking & Finance Institute will provide training to Chinese finance professionals to promote international best practices in banking and finance.	C	—	—	0.14	—	—	—	**0.14**	
SinoSpring Utility Co., Ltd. will develop two seawater desalination projects, four wastewater treatment plants, and one water purification project.	B	—	20.00	—	—	—	—	**20.00**	
Stora Enso Oyj, a paper and board producer, will utilize a loan facility to develop its timber plantation.	B	50.00	—	—	—	—	175.00	**225.00**	
Tianjin Dagang NewSpring Co. Ltd. will develop, operate, and maintain a seawater desalination plant in the Municipality of Tianjin.	B	25.00	—	—	—	—	—	**25.00**	
United Family Hospitals* will expand and upgrade its operations in Beijing and Shanghai.	B	8.02	—	—	—	—	—	**8.02**	
United Rural Cooperative Bank will introduce international best practices in many key areas of its financial operations.	FI	—	10.85	—	—	—	—	**10.85**	
VeriSilicon Holdings Co., Ltd., a U.S./China-based silicon chip design foundry, will expand its research and development activities and make acquisitions in the design sector.	C	—	1.00	—	—	—	—	**1.00**	
Yantai Changyu Group Company Limited* will diversify its ownership, improve corporate governance, and adopt international management practices to prepare itself for increased competition in the domestic wine market.	B	—	0.04	—	—	—	—	**0.04**	
Yunnan Zhongda Yanjin Power Generation Co., Ltd.* will build, own, and operate three run-of-the-river power stations in Yunnan Province	A	21.92	—	—	—	—	—	**21.92**	
Zhejiang Glass Company, Limited,* a float glass manufacturer, will refinance part of its short-term debt.	B	50.00	25.02	—	—	—	13.00	**93.02**	

Project Description (all amounts in U.S. dollars)	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Indonesia									
PT Bank Buana Indonesia Tbk will improve its risk management capabilities and actively promote fixed-rate consumer loans to its customers.	FI	—	—	—	—	5.00	—	5.00	
PT Bank Danamon Indonesia Tbk* will finance its growing loan portfolio in small and medium enterprises, consumer finance, and microfinance, diversify its funding, and reduce its asset liability maturity mismatches.	FI	150.00	—	—	—	—	—	150.00	
PT Bank Danamon Indonesia Tbk* will utilize a swap to hedge currency fluctuations to help mitigate foreign currency risks.	FI	—	—	—	—	5.00	—	5.00	
PT Centralpertiwi Bahari will expand its shrimp feed capacity and shrimp processing operations and fund working capital needs.	B	45.00	—	—	—	—	—	45.00	
PT Karunia Alam Segar will expand its instant noodle production lines.	B	20.00	—	—	—	—	—	20.00	
PT Makro Indonesia,* a chain of wholesale discount cash and carry distribution stores, will expand its store count to strengthen its presence in the modern wholesale distribution sector.	C	—	0.65	—	—	—	—	0.65	
PT Tirta Alam Segar will establish a beverage production plant in Jakarta.	B	7.00	—	—	—	—	—	7.00	
Wilmar Trading, an edible oil and oilseed processor, will scale up its operations.	C	—	—	13.33	—	—	—	13.33	
Philippines									
National Housing Mortgage Finance Corporation* will restructure its business to transfer its servicing arm to the private sector and enable it to focus on developing the secondary mortgage market	C	0.27	0.16	—	—	—	—	0.44	
Philippine Export Development Facility will provide working capital to small and medium-size furniture manufacturers to enable them to export to the U.S. through outsourcing company APW Trade.	FI	0.25	—	—	—	—	—	0.25	
Vietnam									
Coca-Cola Sabco Pty., Ltd. will expand beyond its home markets in South and East Africa to frontier countries in Asia such as Cambodia, Laos, Nepal, Sri Lanka, and Vietnam.	B	20.00	—	—	—	—	—	20.00	
Paul Maitland International, an export company that specializes in high-quality furniture design and manufacture, will expand its permanent working capital and refinance its short-term debt.	B	8.00	—	—	—	—	—	8.00	
Saigon Thuong Tin Commercial Joint Stock Bank* will strengthen its capital base and institutional capacity.	C	—	3.05	—	—	—	—	3.05	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
SOUTH ASIA									
REGIONAL									
Cairn Energy Plc will utilize a credit facility to continue the appraisal and development of its oil and gas discoveries in Bangladesh and India.	B	150.00	—	—	—	—	—	**150.00**	
COUNTRY									
Bangladesh									
Dhaka Bank Limited, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	7.19	—	—	**7.19**	
Eastern Bank Limited, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	2.59	—	—	**2.59**	
India									
Apollo Hospitals Enterprise Limited will improve and expand provision of health care services in the domestic market and internationally.	B	—	5.08	—	—	—	—	**5.08**	
Atul Limited,* a chemicals manufacturer, will develop new fungicide and herbicide products and expand capacity of export products with high growth potential.	B	16.95	—	—	—	—	—	**16.95**	
Chennai Water Desalination Limited will design, construct, operate, and maintain a seawater desalination plant.	B	25.05	—	—	—	—	—	**25.05**	
Continental Carbon India Limited* will construct and operate a 15 MW power co-generation facility and improve the environmental quality of its existing plant through the replacement of key equipment.	B	7.00	2.00	—	—	—	—	**9.00**	
DCM Shriram Consolidated Limited will expand one of its existing sugar mills and build two new sugar mills in the State of Uttar Pradesh.	B	15.00	—	—	—	—	—	**15.00**	
Federal Bank Limited will provide funding for on-lending to small and medium enterprises.	FI	—	31.50	—	—	—	—	**31.50**	
Global Trade Finance Limited* will expand its provision of export and domestic factoring services aimed primarily at small and medium enterprise clients	C	—	1.00	—	—	—	—	**1.00**	
iLabs Investment Fund II, LLC will make investments in early-stage, expansion-stage, and restructuring/buyout opportunities in a diverse range of sectors.	FI	—	20.00	—	—	—	—	**20.00**	
Indecomm Global Services will open two new facilities in Mysore and Chennai, expand existing and prospective client relationships, and fund organic and inorganic growth	C	—	2.57	—	—	—	—	**2.57**	
India Hydropower Development Company* will acquire the Bhandardara hydroelectric power facility and complete refurbishments to improve its performance	B	8.00	—	—	—	—	—	**8.00**	

Project Description (*all amounts in U.S. do' ars*)	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
India Hydropower Developmen . Company* will construct three greenfield mir -hydroelectric generation facilities and complete the construction of another.	B	7.03	—	—	—	—	—	**7.03**	
Infrastructure Development Fin ınce Company Limited will meet its growing need for financing of infrastructure projects, as well a. diversify its borrowing sources.	FI	—	—	—	—	—	100.00	**100.00**	
International Auto Limited,* an automotive components group, will fund the : xpansion of its operations.	B	—	9.96	—	—	—	—	**9.96**	
JK Paper Limited will expand into fast-growing and high-margin segments of the domestic paper market and further enhance its environmental management systems.	B	15.00	11.50	—	—	—	—	**26.50**	
KPIT Cummins Infosystems Lin ted will utilize extra funds for strategic acquisitions, expand its sales initiatives, and build new software development facilities.	C	—	2.50	—	—	—	—	**2.50**	
L.G. Balakrishnan & Bros., Limi ed,* an automotive and industrial products manufacturer, will increase its production capacity to respond to the growing volume and quality demands of its clients.	B	14.67	5.00	—	—	—	—	**19.67**	
Lok Investments will provide soc al impact capital in the form of equity and debt to ualifying microfinance institutions.	FI	—	2.00	—	—	—	—	**2.00**	
Nevis Networks Inc., a development-stage semiconductor company focused on network security, will offer better hardware solutions to the endpoint security market.	C	—	4.00	—	—	—	—	**4.00**	
PSL Limited* will expand and upgrade its pipe mill facilities.	B	15.00	5.00	—	—	—	—	**20.00**	
Ramky Enviro Engineers Ltd * will establish a number of waste management facilities throughout the country.	B	4.00	—	—	—	—	—	**4.00**	
Ruchi Soya Industries Limited will increase its crushing and refining capacity to meet growing domestic demand for edible oil.	B	10.00	10.00	—	—	—	—	**20.00**	
Tata Iron & Steel Company Lim ted will modernize and expand its businesses, includi g a capacity increase in its plant in Jamshedpur	B	—	—	—	—	—	100.00	**100.00**	
Maldives									
Wataniya Telecom Maldives Pri ate Limited will build a nationwide cellular telecon munications network and purchase bandwidth and facilities for a fiber-optic submarine cable conne ting the Maldives with other international major fib r routes.	C	20.00	—	—	—	—	—	**20.00**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
EUROPE AND CENTRAL ASIA									
REGIONAL									
Emerging Europe Convergence Fund II, L.P.,* a private equity fund, will focus on infrastructure and related industries in Central and Eastern Europe.	FI	—	25.84	—	—	—	—	**25.84**	
Marbleton Property Fund L.P. will invest in a diversified portfolio of real estate projects in Russia, Ukraine, and other countries in the region.	FI	—	20.00	—	—	—	—	**20.00**	
SOUTHERN EUROPE REGION									
European Fund for Southeast Europe* will attract investments from multilateral, bilateral, and private institutional investors to make investments in microfinance institutions in the region.	FI	—	36.90	—	—	—	—	**36.90**	
COUNTRY									
Armenia									
Inecobank will on-lend to small and medium enterprise clients and develop its housing finance business.	FI	3.00	—	—	—	—	—	**3.00**	
Narek LLC, a wholesale and retail trade company, will refurbish and expand the Airarat shopping and entertainment center in downtown Yerevan.	B	5.20	—	—	—	—	—	**5.20**	
Azerbaijan									
Azerigazbank will expand its lending and leasing activities in the small and medium enterprise sector.	FI	3.00	—	—	—	—	—	**3.00**	
Azerigazbank will expand its on-lending and leasing operations to small and medium enterprises, local entrepreneurs, and individuals.	FI	—	2.30	—	—	—	—	**2.30**	
Microfinance Bank of Azerbaijan will utilize a credit line to grow its portfolio to benefit entrepreneurs and small and medium enterprises.	FI	3.00	—	—	—	—	—	**3.00**	
UniBank Commercial Bank OJSC will meet the financing needs of smaller enterprises and establish itself as one of the country's leading players in the leasing market.	FI	5.00	—	—	—	—	—	**5.00**	
Belarus									
CJSC Brewing Company will acquire modern bottling lines, upgrade the malting processes and boiler house, and improve overall product quality.	B	2.00	—	—	—	—	—	**2.00**	
Detroit Belarus Brewing Company will benefit from a rights issuance.	B	—	0.52	—	—	—	—	**0.52**	
Bosnia and Herzegovina									
MI-BOSPO* will expand its microfinance lending operations.	FI	2.55	—	—	—	—	—	**2.55**	
Nova Banka A.D.* will utilize extra funding to on-lend to small and medium enterprises and the consumer retail housing sector.	FI	12.41	—	—	—	—	—	**12.41**	

Project Description (*all amounts in U.S. dollars*)	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Raiffeisen Bank D.D. Bosnia and Herzegovina* will develop housing finance and energy efficiency products for its clients.	C	19.15	—	—	—	—	—	**19.15**	
Bulgaria									
EPIQ NV,* a contract electronics manufacturer in the automotive sector, will modernize and expand its operations.	B	23.43	—	—	—	—	—	**23.43**	
Stomana Industry A.D.,* a steel producer, will install and operate a new hot rolling mill within its existing premises.	B	22.98	—	—	—	—	—	**22.98**	
Croatia									
Agrokor Group,* a diversified agribusiness and retail company, will modernize and expand two of its subsidiaries following their privatization.	B	51.06	—	—	—	—	—	**51.06**	
Georgia									
TAV Holdings will upgrade and expand Tbilisi International Airport to allow it to operate at international standards of safety and efficiency.	B	27.00	—	—	—	—	—	**27.00**	
TBC Bank will gain expertise and know-how in offering the public new banking products and will access capital to support its growth.	FI	—	8.75	—	—	—	—	**8.75**	
Hungary									
OTP Bank Hungary* will facilitate lighting and heating renovations and improvements in state-supported local institutional schools as well as other municipally supported facilities.	C	—	—	122.32	—	—	—	**122.32**	127.68
Kazakhstan									
BTA Leasing will strengthen its institutional capacity and expand its leasing operations, particularly to small and medium enterprises.	FI	5.00	—	—	—	—	—	**5.00**	
Kyrgyz Republic									
Micro Credit Agency Bai Tushum Financial Foundation will fund its loan portfolio growth as it expands its microfinance lending activities throughout the country.	FI	1.20	—	—	—	—	—	**1.20**	
Moldova									
Mobiasbanca S.A. will utilize extra funding to on-lend to small and medium enterprises.	FI	5.00	—	—	—	—	—	**5.00**	
Romania									
Banc Post S.A.* will utilize extra funding to enhance its operating capacity.	C	—	6.67	—	—	—	—	**6.67**	
Banca Comerciala Romana S.A.* will address maturity mismatches between long-term currency assets and short-term currency liabilities and release funding to support the growth of private sector entities.	FI	87.84	—	—	—	—	—	**87.84**	
CNFR Navrom Galati S.A.* will upgrade pushers used by its delta cargo shipping company to reduce emissions, reduce shipping time and save fuel costs	B	16.79	—	—	—	—	—	**16.79**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
S.C. Petrotel-Lukoil S.A. will modernize and revamp its refinery to provide high-quality petroleum products.	B	35.00	—	—	—	—	47.00	**82.00**	
Russian Federation									
Absolut Bank will expand its operations in Moscow and St. Petersburg, and grow its residential mortgage lending program throughout the country.	FI	15.00	10.00	—	—	—	—	**25.00**	
Absolut Bank will expand its operations in Moscow and St. Petersburg and grow its residential mortgage lending program throughout the country.	FI	—	3.27	—	—	—	—	**3.27**	
Absolut Bank, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	10.00	—	—	**10.00**	
Air Taxi will acquire and operate a fleet of smaller aircraft to provide air transport to underserved regions of the country.	B	15.00	—	—	—	—	—	**15.00**	
Alliance Oil Company will expand its retail network and logistics infrastructure, modernize its refineries, and increase its geological exploration activities.	B	25.00	—	—	—	—	—	**25.00**	
Bema Gold Corporation will construct and operate facilities to mine and mill gold and silver ore deposits in the eastern part of the country.	A	39.00	—	—	—	—	—	**39.00**	
Brunswick Rail Leasing will acquire railcars and lease them to large industrial or transport companies on a long-term operating lease basis.	B	37.50	7.50	—	—	—	—	**45.00**	
CenterInvest Bank will on-lend to energy efficiency and renewable energy projects.	FI	4.00	—	—	—	—	—	**4.00**	
Chuvash Republic* will utilize long-term financing for essential infrastructure investments in water supply, housing, and road construction projects.	FI	—	—	8.40	—	—	—	**8.40**	23.60
Cinema Park will expand its operations to develop a nationwide chain of multiscreen movie theaters and a film distribution network.	B	20.00	—	—	—	—	—	**20.00**	
Credit Bank of Moscow will expand its small and medium enterprise lending activities.	FI	5.00	—	—	—	—	—	**5.00**	
Credit Bank of Moscow, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	1.86	—	—	**1.86**	
Delta Leasing* will expand its leasing activity in Siberia and the eastern part of the country, with a focus on small and medium enterprises	FI	6.21	—	—	—	—	—	**6.21**	
DeltaCredit Bank* will increase its mortgage capacity and expand its branch network throughout the country.	C	24.00	—	—	—	—	—	**24.00**	
DeltaCredit Bank will expand its residential mortgages business.	FI	—	6.00	—	—	—	—	**6.00**	
Eurosib, a rail and logistics operator, will construct and operate six inland logistics terminals to be located throughout the country.	B	48.00	—	—	—	—	71.50	**119.50**	

Project Description (*all amounts in U.S. dollars*)	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Forus Bank* will utilize a loan facility to support its microfinance lending operations.	FI	6.24	—	—	—	—	—	6.24	
Locko Bank* will improve its corporate governance standards and increase its ability to offer longer term loans to small and medium enterprise clients.	FI	10.79	15.65	—	—	—	—	26.44	
NBD Bank will strengthen its operating capacity to provide longer term funding to its small and medium enterprise clients.	FI	5.00	—	—	—	—	—	5.00	
OJSC Pivoindustria Primorya,* a brewery in Vladivostok, will upgrade its facilities and expand production capacity.	B	8.78	5.31	—	—	—	—	14.09	
OMK Group will expand and modernize two of its steel production operations and invest in an environmental improvement program.	B	60.00	—	—	—	—	—	60.00	
Peter Hambro Mining Plc* will support its operations in gold mining and the acquisition, exploration, and development of gold properties.	C	—	17.36	—	—	—	—	17.36	
Ramstore will build two supermarkets with attached shopping malls in Moscow and three hypermarkets with attached malls in Moscow, St. Petersburg, and Togliatti.	B	40.00	—	—	—	—	—	40.00	
Russian Standard Bank* will broaden its distribution network by extending its business to all of the major regions in the country and provide a wider group of customers with a full range of consumer finance products.	C	64.03	—	—	—	—	60.00	124.03	341.97
Sibakadembank will expand its small and medium enterprise and retail lending business through provision of equity, quasi-equity, and Tier II capital	FI	2.00	—	—	—	—	—	2.00	
Sibakadembank* will expand its small and medium enterprise and retail lending business through provision of equity, quasi-equity, and Tier II capital	FI	10.00	—	—	—	—	—	10.00	
Trio Invest LLC will build an automated low-temperature warehouse and distribution facility in Moscow for frozen and processed meat products, fish, and vegetables.	B	20.00	—	—	—	—	—	20.00	
TV3 Russia II will expand its distribution capabilities and enhance its program offering to increase market share.	C	10.00	—	—	—	—	—	10.00	
Ural-Siberian Bank will increase its geographical diversification and outreach by making credits available to small and medium enterprises throughout the country	FI	30.00	—	—	—	—	—	30.00	
Serbia and Montenegro									
Banca Intesa A.D. Beograd* will expand its retail and wholesale banking business.	FI	76.59	48.69	—	—	—	—	125.28	
Continental Banka A.D.* will expand its retail and consumer lending to enable it to extend term financing for small and medium enterprises and mortgages	FI	25.53	—	—	—	—	—	25.53	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Raiffeisen Bank Kosovo J.S.C.* will develop housing finance and energy efficiency products for its clients.	C	12.77	—	—	—	—	—	**12.77**	
Raiffeisen Bank Yugoslavia A.D.* will provide long-term funding to corporate and retail customers.	C	—	2.46	—	—	—	—	**2.46**	
Raiffeisen Bank Yugoslavia A.D.* will provide long-term funding to corporate and retail customers.	C	—	2.93	—	—	—	—	**2.93**	
Raiffeisen Bank Yugoslavia A.D.* will develop housing finance and energy efficiency products for its clients.	C	12.67	—	—	—	—	—	**12.67**	
Tajikistan									
First Microfinance Bank Tajikistan* will provide microcredit and microenterprise services to entrepreneurs throughout the country.	C	—	0.18	—	—	—	—	**0.18**	
Turkey									
Acibadem Saglik Hizmetleri Ve Ticaret A.S.* will expand its health care operations in major cities, acquire existing hospitals, and construct new hospitals and outpatient clinics.	B	40.00	—	—	—	—	—	**40.00**	
Assan Demir Ve sac Sanayii, A.S., a producer of aluminum flat-rolled products and steel galvanizing industries, will restructure its short-term obligations and implement an ongoing modernization of its operations.	B	—	—	—	—	—	30.00	**30.00**	
Avea Iletisim Hizmetleri A.S. will meet working capital requirements related to the integration, expansion of capacity, and maintenance of its combined cellular phone network.	B	120.00	—	—	—	—	—	**120.00**	
Ekim Turizm Ticaret ve Sanayi A.S.* will diversify its funding base by accessing more competitive and sustainable term funding both in the domestic and international capital markets.	C	44.68	—	—	—	—	—	**44.68**	
Finans Lease A.S.* will utilize extra funding to finance small and medium enterprises.	FI	25.53	—	—	—	—	—	**25.53**	
Istanbul Bilgi University will establish a business school and develop its e-learning programs.	B	15.00	—	—	—	—	—	**15.00**	
Milli Reasurans T.A.S will strengthen and expand its domestic private reinsurance operations.	C	50.00	—	—	—	—	—	**50.00**	
Modern Karton Sanayi ve Ticaret A.S. will invest in a new paper machine to increase its corrugated paper manufacturing capacity.	B	40.00	—	—	—	—	20.00	**60.00**	
Sanko Group will acquire an existing cement plant and construct another facility to expand its operations in the country.	B	75.00	—	—	—	—	—	**75.00**	
Standard Profil Otomotiv Sanayi ve Ticaret Anonim Sirketi,* a manufacturer of automotive sealing systems, will expand its business under new management.	B	19.15	3.57	—	—	—	—	**22.72**	

Project Description (*all amounts in U.S. dollars*)	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Turk Demir Dokum Fabrikaları A.S.,* a manufacturer and distributor of heating appliances, will finance its investment program on expansion, modernization, and new product development.	B	29.75	—	—	—	—	—	**29.75**	

Ukraine

Project Description (*all amounts in U.S. dollars*)	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Aval Bank will continue to expand its corporate sector lending and develop its retail business.	FI	50.00	—	—	—	—	—	**50.00**	
CJSC Sofia Kiev will complete a 234-room hotel in Kiev, to be operated by Hyatt International.	B	16.50	—	—	—	—	13.00	**29.50**	
CJSC Zeus Ceramica, a ceramic tile manufacturer, will expand its production capacity at its plant in Slavyansk.	B	9.00	—	—	—	—	—	**9.00**	
Closed Joint Stock Company Rise will distribute seeds, fertilizers, crop protection products, and agricultural machinery to farms.	B	10.00	—	—	—	—	—	**10.00**	
Euroventures Ukraine Fund II L.P. will invest in midsize private companies in the country and in cross-border transactions involving neighboring countries.	FI	—	7.50	—	—	—	—	**7.50**	
Industrial Union of Donbass will improve its environmental performance and modernize and streamline its operations to increase competitiveness	B	100.00	—	—	—	—	—	**100.00**	
LLC "CPC" Biocon will expand its existing pharmaceutical wholesale, distribution, and retail business.	C	3.50	—	—	—	—	—	**3.50**	
LLC Savservice Center will construct a warehouse and customs terminal, acquire and renovate a warehousing center near Kyiv, and invest in new vehicles and a management information system.	B	8.00	—	—	—	—	—	**8.00**	
Nova Liniya, a do-it-yourself store chain, will expand its operations by opening four new stores in some of the country's largest cities.	B	10.00	—	—	—	—	—	**10.00**	
OJSC Concern Galnaftogaz, a network of service stations selling petroleum products and related services in the western part of the country, will expand its network to other regions.	B	25.00	—	—	—	—	—	**25.00**	
Sandora LLC will modernize and expand its existing juice factory in Mykolayiv and refinance a portion of its existing short-term debt	B	10.00	—	—	—	—	—	**10.00**	
Velyka Kyshenya Group will expand its chain of supermarkets to major cities outside of Kyiv	B	45.00	—	—	—	—	—	**45.00**	

LATIN AMERICA AND THE CARIBBEAN

REGIONAL

Project Description (*all amounts in U.S. dollars*)	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Advent Latin American Private Equity Fund III L.P. will invest in companies in the region, adding value through active investment management.	FI	—	20.00	—	—	—	—	**20.00**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
ECOM Agroindustrial Corp., Ltd. will improve the supply-chain standards, social and environmental practices, and key performance indicators of its coffee suppliers in Central America.	B	25.00	—	—	—	—	—	**25.00**	
GeoPark Holdings Limited, an oil and gas exploration and production company, will strengthen its capital base and refine its corporate governance practices.	B	—	10.00	—	—	—	—	**10.00**	
Grupo Financiero Uno will expand and consolidate its retail banking, credit cards, insurance, and asset management services in the region.	C	—	—	—	—	—	58.50	**58.50**	
Latin American Agribusiness Development Corporation S.A. will on-lend to export-oriented small and medium-size agribusiness enterprises.	FI	30.00	—	—	—	—	—	**30.00**	
Paladin Realty Latin America Investors II, L.P. will invest in affordable and middle-income housing and income-producing property such as industrial rehabs, retail buildings, and offices.	FI	—	15.00	—	—	—	—	**15.00**	
Solidus will make quasi-equity type investments in microfinance institutions in the region.	FI	—	3.00	—	—	—	—	**3.00**	
COUNTRY									
Argentina									
Arcor S.A.I.C., a producer of confectionery, chocolates, and biscuits, will expand its operations and lengthen the maturity of its existing debt.	B	70.00	—	—	—	—	210.00	**280.00**	
BACS Banco de Crédito y Securitizacion, S.A. will utilize a credit line to fund the origination and securitization of mortgages and mortgage-backed securities.	C	25.00	—	—	—	—	—	**25.00**	
Compañías Asociadas Petroleras S.A., an oil and gas exploration and production company, will finance its capital expenditures and working capital requirements.	B	50.00	—	—	—	—	20.00	**70.00**	
Noble Argentina S.A. will construct and operate a grain river port terminal on the lower Parana River.	B	18.00	—	—	—	—	18.00	**36.00**	
Pan American Energy LLC, an oil and gas exploration and production company, will finance its capital expenditure program focused on its operations in the Golfo San Jorge basin.	B	115.00	—	—	—	5.50	135.00	**255.50**	
Bolivia									
Banco Mercantil S.A., an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations	FI	—	—	—	0.05	—	—	**0.05**	
Petroquimica Boliviana S.A. will construct and operate an ammonium nitrate production facility and two blending facilities.	B	10.50	—	—	—	—	—	**10.50**	
Brazil									
Banco Bahia Mariani* will provide a range of credit and loan products to small and medium-size companies.	FI	50.00	—	—	—	—	—	**50.00**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Banco Industrial e Comercial S.A., an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	40.77	—	—	**40.77**	
Banco Mercantil do Brasil S.A., an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	4.20	—	—	**4.20**	
Central Geradora Termelectrica Fortaleza, S.A. will finance, own, and operate a thermal power plant near the Port of Pecém, in the State of Ceara.	A	62.50	—	—	—	—	67.50	**130.00**	
Endesa Brasil S.A. will increase its electricity generation capacity and expand loss reduction programs at its distribution subsidiaries.	B	—	50.00	—	—	—	—	**50.00**	
Energias Renovaveis do Brasil Ltda. will construct, operate, and maintain a 49 MW wind park in the State of Rio Grande do Norte.	B	—	5.50	—	—	—	—	**5.50**	
Fundo de Educacao para o Brasil will build and operate a network of private universities in the interior cities of the State of São Paulo.	B	12.00	—	—	—	—	—	**12.00**	
Ipiranga Petroquimica S.A., a producer of polyethylene and polypropylene, will enhance its market competitiveness and attract long-term financing in order to take advantage of growth opportunities.	B	50.00	—	—	—	—	—	**50.00**	
Itambe will expand its milk processing capacity and exploit opportunities in the international market.	B	15.00	—	—	—	—	—	**15.00**	
MRS Logistica S.A. will expand its freight capacity and improve the efficiency and safety of its rail network	B	50.00	—	—	—	—	50.00	**100.00**	
Rio Bravo Securitizadora* will expand its residential real estate origination, securitization, and housing finance-related securities placement activities.	C	—	1.49	—	—	—	—	**1.49**	
Rio Bravo Securitizadora* will expand its residential real estate origination, securitization, and housing finance-related securities placement activities.	C	—	—	22.33	—	—	—	**22.33**	
Suzano Petroquimica S.A., a thermoplastic resins and polypropylene producer, will implement a corporate restructuring aimed at simplifying its group structure	B	60.00	—	—	—	—	140.00	**200.00**	
TAM Airlines will utilize funding for the predelivery purchase of Airbus 320 family aircraft and for ongoing operational requirements.	B	50.00	—	—	—	—	—	**50.00**	
Tecon Suape S.A. will upgrade and operate two dedicated container terminal berths at the Port of Suape in Recife	B	6.00	—	—	—	—	—	**6.00**	
TriBanco Brazil* will develop new products designed to upgrade or expand the sales outlets of micro and small entrepreneurs	C	—	—	—	—	0.33	—	**0.33**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Chile									
Fondo de Inversion Forestal Lignum will monetize standing forests and deforested land owned by small land owners and farmers.	B	—	6.50	—	—	—	—	**6.50**	
Hidroelectrica La Higuera will build, own, and operate a 155 MW hydropower plant in the Tinguiririca Valley.	A	45.00	—	—	—	—	115.00	**160.00**	
Colombia									
Banco Caja Social S.A.* will increase the availability and safety of savings products for the poor and increase the availability of formal productive credit to low-income borrowers.	C	—	12.70	—	—	—	—	**12.70**	
Banco Davivienda S.A.* will expand its retail business while maintaining a strong presence in the mortgage industry.	C	—	10.00	0.73	—	—	—	**10.73**	
Banco Davivienda S.A.* will expand its retail business while maintaining a strong presence in the mortgage industry.	FI	35.00	15.00	—	—	—	—	**50.00**	
Carvajal S.A. will benefit from an investment in its paper subsidiary to help the company achieve international competitiveness.	B	—	20.00	—	—	—	—	**20.00**	
Carvajal S.A.,* a paper manufacturing, printing, and packaging business, will modernize its information systems.	B	50.00	—	—	—	—	—	**50.00**	
Colombian Home Mortgage Corp.* will acquire and securitize high-quality residential mortgage loans to develop the country's secondary mortgage market.	C	—	—	3.34	—	—	—	**3.34**	192.80
Colombian Home Mortgage Corp.* will acquire and securitize high-quality residential mortgage loans to develop the country's secondary mortgage market.	C	—	—	0.91	—	—	—	**0.91**	21.50
Fundacion Social* will invest in socially responsible projects and target lower income households as its core clientele.	FI	50.00	—	—	—	—	—	**50.00**	
Fundacion WWB Colombia* will expand its working capital loans and other essential financial services to microentrepreneurs.	FI	9.20	—	—	—	—	—	**9.20**	
Interbolsa S.A.* will issue a local currency medium-term bond to support its asset management, retail brokerage, and investment banking businesses.	C	—	—	14.01	—	—	—	**14.01**	79.32
Petrotesting Colombia S.A., an oil and gas exploration and production company, will strengthen its financial position and adopt best practice corporate systems.	B	—	15.00	—	—	—	—	**15.00**	
Promigas S.A. will undertake investments in additional gas transmission and distribution assets in the country and throughout Latin America.	B	50.00	—	—	—	—	—	**50.00**	
WWB-Popayan* will expand its business of lending to microentrepreneurs.	FI	5.60	—	—	—	—	—	**5.60**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Dominican Republic									
Aeropuertos Dominicanos Siglo XXI, S.A. will utilize a swap facility to support the completion of its airport infrastructure investments.	B	—	—	—	—	2.00	—	**2.00**	
Aeropuertos Dominicanos Siglo XXI, S.A. will expand its immigration and customs areas, streamline its duty-free areas, and add new passenger boarding bridges, X-ray equipment, and air-conditioning systems.	B	15.00	—	—	—	—	—	**15.00**	
Asociacion Dominicana para el Desarollo de la Mujer, a microfinance institution, will undergo a formalization process to obtain access to cheaper and more diversified funding.	FI	—	1.00	—	—	—	—	**1.00**	
Domicem S.A. will utilize extra funding to assume full ownership of a captive power plant compared to 50% ownership under the original project cost.	C	—	—	—	—	—	3.75	**3.75**	
El Salvador									
Banco Uno El Salvador S.A. will consolidate its operations focused on the issuance and processing of consumer credit cards.	C	—	—	—	—	0.25	—	**0.25**	
Guatemala									
Banco Industrial S.A.* will strengthen its capital base to play a leading role in the ongoing consolidation of the domestic banking sector.	FI	30.00	—	—	—	—	—	**30.00**	
Municipality of Guatemala will replace its existing bus fleet and create dedicated bus lanes, transfer stations, and bus stops.	C	—	—	6.61	—	—	—	**6.61**	39.59
Guyana									
Guyana Goldfields Inc.* will complete a bankable feasibility study for the development of gold mines, including environmental and social impact assessments.	B	—	4.62	—	—	—	—	**4.62**	
Haiti									
Digicel Haiti will establish a countrywide mobile cellular telephone network.	C	15.00	—	—	—	—	—	**15.00**	
Honduras									
Metromall S.A. will construct a new shopping mall in Tegucigalpa.	B	9.00	—	—	—	—	—	**9.00**	
Jamaica									
Jamaica Energy Partners will expand the capacity of its barge-mounted power generation plant and refinance existing debt with debt of longer maturity.	B	—	—	—	—	—	50.00	**50.00**	
MBJ Airports Limited will construct a new landside terminal facility and renovate the existing landside terminal of Sangster International Airport.	B	20.00	—	—	—	—	20.00	**40.00**	
MBJ Airports Limited will construct a new landside terminal facility and renovate the existing landside terminal of Sangster International Airport.	B	—	—	—	—	1.20	—	**1.20**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
National Commercial Bank Jamaica will expand its lending operations to alleviate the lack of mid- and long-term financing for private sector companies.	FI	30.00	—	—	—	—	—	**30.00**	
Mexico									
Banco del Bajio, S.A. will expand and consolidate its small and medium enterprise, agribusiness, and commercial banking operations.	FI	—	45.00	—	—	—	—	**45.00**	
Carlyle Mexico Partners, L.P., a private equity fund, will invest in buyout or other private equity opportunities in the country.	FI	—	20.00	—	—	—	—	**20.00**	
Centro Espanol de Tampico, A.C. de B.P.* will modernize and expand its hospital facilities to address the growing demand for private health care in Tamaulipas.	B	5.00	—	—	—	—	—	**5.00**	
Coppel, S.A. de C.V. will implement its expansion and corporate governance improvement program.	B	35.00	—	—	—	—	—	**35.00**	
GMAC Financiera* will utilize a credit enhancement to support its mortgage-backed securities program.	C	—	—	5.44	—	—	—	**5.44**	184.10
Grupo Su Casita, S.A. de C.V. will extend mortgage loans to low-income individuals and provide construction financing to developers of low-income housing.	C	—	9.60	—	—	—	—	**9.60**	
Hipotecaria Su Casita, S.A. de C.V.* will provide mortgage loans to the low- to middle-income segment of the country's housing market.	C	70.08	—	—	—	—	—	**70.08**	
Universidad Tecnologica de Mexico S.A.* will construct three new campuses in Guadalajara, Mexico City, and Monterrey and upgrade information technology infrastructure on existing campuses.	B	30.41	—	—	—	—	—	**30.41**	
Vuela Compañia de Aviacion, S.A. de C.V. will operate a newly established low-cost airline.	B	40.00	—	—	—	—	—	**40.00**	
Nicaragua									
Multiplaza Nicaragua S.A. will refinance its existing debt.	B	10.00	—	—	—	—	—	**10.00**	
Panama									
Banco Uno Panama S.A. will consolidate its operations focused on the issuance and processing of consumer credit cards.	C	—	—	—	—	0.50	—	**0.50**	
Panama Canal Railway Company will utilize a swap to hedge interest rate volatility associated with the outstanding variable rate.	B	—	—	—	—	0.60	—	**0.60**	
Peru									
Banco de la Microempresa, S.A.* will expand its loan portfolio and offer longer maturities to its microenterprise clients.	FI	29.00	—	—	—	—	—	**29.00**	
Sociedad Agricola Drokasa S.A., a grower and exporter of asparagus and grapes, will purchase, refurbish, and upgrade an existing asparagus operation.	B	15.00	—	—	—	—	—	**15.00**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Trinidad and Tobago									
Guardian Holdings Limited will expand its life insurance and domestic asset management businesses.	C	50.00	—	—	—	—	—	**50.00**	
Republic Bank Limited, through an interest rate swap, will transform its existing floating-rate obligation into a synthetic fixed rate obligation.	C	—	—	—	—	1.00	—	**1.00**	
Trinidad Cement Company will hedge its floating rate loans through an interest swap that will transform its floating-rate obligation into a synthetic fixed-rate obligation	C	—	—	—	—	1.53	—	**1.53**	
Venezuela									
Vinccler Oil & Gas C.A. will develop its oil and gas exploration and production operations.	B	24.00	—	—	—	—	—	**24.00**	
MIDDLE EAST AND NORTH AFRICA									
REGIONAL									
Maghreb Private Equity Fund II Limited* will invest in a portfolio of commercial and industrial companies in the region.	FI	—	11.71	—	—	—	—	**11.71**	
Rally Energy Corp., an oil and gas company, will expand its exploration, development, and production activities in Egypt and Pakistan	B	15.00	—	—	—	—	—	**15.00**	
SOCO International Plc, an international oil and gas exploration and production company, will use a revolving corporate facility to finance its activities in emerging markets in the region.	B	45.00	—	—	—	—	—	**45.00**	
COUNTRY									
Afghanistan									
Areeba Afghanistan Limited will build a nationwide cellular network to provide mobile services throughout the country.	C	40.00	5.00	—	—	—	—	**45.00**	
First Microfinance Bank of Afghanistan will on-lend to microfinance institutions and small and medium enterprises.	FI	3.50	—	—	—	—	—	**3.50**	
Algeria									
Fertial, an ammonia-based fertilizer company, will increase productivity and enhance its environmental performance	B	—	24.24	—	—	—	—	**24.24**	
Red Med, a local logistics company supporting the country's hydrocarbons sector, will expand its existing services to meet growing customer needs.	B	10.00	—	—	—	—	—	**10.00**	
Egypt									
CIB Investors, LLC will provide factoring and forfeiting services for export-oriented businesses.	C	—	0.72	—	—	—	—	**0.72**	

Project Description (all amounts in U.S. dollars)	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Commercial International Bank S.A.E. will grow organically and through acquisitions in domestic small business and retail lending, as well as capital market products and services.	FI	—	23.28	—	—	—	—	**23.28**	
EFG Hermes Holding S.A.E., an investment bank, will secure medium-term resources needed to realize its regional expansion strategy.	C	20.00	—	—	—	—	—	**20.00**	
Gippsland Limited* will complete a feasibility study for a greenfield open pit tantalum and tin mine and associated facilities at Abu Dabbab.	B	—	4.28	—	—	—	—	**4.28**	
Orix Leasing will increase its on-lending activities to small and medium enterprises.	FI	4.00	—	—	—	—	—	**4.00**	
Société Nationale d'Industries Nutritives, a licensed bottler of the Coca-Cola Company, will expand capacity and increase operating efficiencies.	B	14.00	—	—	—	—	—	**14.00**	
Iraq									
United Cement Corporation will construct and operate a greenfield cement plant in the north of the country.	B	90.00	8.30	—	—	—	—	**98.30**	
Jordan									
CTI Group Inc., a specialized cement logistics company, will renew and expand its fleet.	B	15.00	—	—	—	—	—	**15.00**	
Lebanon									
Bank of Beirut, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	0.78	—	—	**0.78**	
Banque Libano-Française, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	9.90	—	—	**9.90**	
Morocco									
FONDEP MicroCredit* will reinforce its operations and management structure to preempt its eventual transformation into a non-bank financial institution.	FI	—	—	3.34	—	—	—	**3.34**	1.67
Oman									
Bank Muscat will utilize a long-term subordinated loan to strengthen its capital base and support its long-term mortgage financing business.	C	100.00	—	—	—	—	—	**100.00**	
Pakistan									
Engro Chemical Pakistan Limited* will finance planned projects in its existing fertilizer and dairy business lines, as well as potential projects in the power sector	B	—	0.64	—	—	—	—	**0.64**	
Habib Bank Limited will diversify its funding sources, strengthen its capital adequacy, and expand its lending activities.	FI	50.00	—	—	—	—	—	**50.00**	
Metropolitan Bank Limited, an issuing bank in the Global Trade Finance Program, will benefit from IFC guarantees to facilitate its trade finance operations.	FI	—	—	—	3.01	—	—	**3.01**	

Project Description *(all amounts in U.S. dollars)*	Environmental and Social Category	IFC Loan	IFC Equity	IFC Guarantee	Global Trade Finance Program	Risk Management Products	Syndications	Total	Structured Finance Mobilization
Orix Investment Bank Pakistan Limited will utilize a revolving facility to support its lending to medium-size enterprises.	FI	5.00	—	—	—	—	—	**5.00**	
Orix Leasing Pakistan will on-lend to small and medium enterprises in their respective markets in the form of leases or medium-term loans.	FI	17.00	—	—	—	—	—	**17.00**	
Packages Limited, a producer of paper, paperboard and packaging material, will upgrade, expand, and relocate its operations.	B	—	5.00	—	—	—	—	**5.00**	
Pakistan International Container Terminal will increase its container handling capacity and undertake civil works to increase its capacity to accommodate expected traffic levels.	B	8.00	—	—	—	—	—	**8.00**	
Paktel Limited will expand its existing cellular phone operations by extending coverage and enhancing network capacity and by increasing resources on marketing and distribution.	C	35.00	—	—	—	—	—	**35.00**	
Tameer Microfinance Bank* will focus its microfinance lending operations on urban self-employed small businesses.	FI	—	1.01	—	—	—	—	**1.01**	
Saudi Arabia									
Kingdom Installment Company will grow its housing finance operations and establish a market-based housing finance program.	C	—	—	25.00	—	—	—	**25.00**	TBD**
Saudi Orix Leasing Company will utilize extra funding for on-lending to small and medium enterprises.	FI	17.00	—	—	—	—	—	**17.00**	
Syrian Arab Republic									
Bank of Syria and Overseas* will provide modern commercial banking products and enhance competition in the banking system by creating a model of international best practices.	C	—	0.03	—	—	—	—	**0.03**	
Yemen, Republic of									
National Cement Company will design, construct, and operate a greenfield, integrated cement plant.	B	35.00	—	—	—	—	—	**35.00**	
GLOBAL									
PlaNet Finance* will provide microfinance institutions worldwide with funding and services such as IT support, training, and capacity building.	FI	—	2.79	—	—	—	—	**2.79**	
ProCredit Holding* will increase the scale of its credit and financial services to individual entrepreneurs, microenterprises, and small businesses.	C	—	13.09	—	—	—	—	**13.09**	

*** Mobilization amount to be determined - this project had not gone to market as of June 30, 2006 and will be reported in FY07*

Investment Portfolio

STATEMENT OF CUMULATIVE GROSS COMMITMENTS (at June 30, 2006)

Country, Region or Other Area	Number of Enterprises	Cumulative Commitments[1] (US$ thousands)		
		IFC	Syndications & Guarantee Participants	Total
Afghanistan	4	56,822	—	56,822
Albania	10	127,389	8,917	136,306
Algeria	11	146,418	5,557	151,975
Angola	5	13,810	—	13,810
Argentina	173	3,228,604	2,759,464	5,988,068
Armenia	5	17,287	—	17,287
Australia	2	975	—	975
Azerbaijan	17	180,875	72,930	253,805
Bangladesh	21	270,872	52,745	323,617
Barbados	3	8,625	—	8,625
Belarus	5	33,767	—	33,767
Belize	3	21,500	11,000	32,500
Benin	8	2,939	—	2,939
Bhutan	1	10,000	—	10,000
Bolivia	28	336,705	140,500	477,205
Bosnia and Herzegovina	24	200,135	10,578	210,713
Botswana	5	8,693	—	8,693
Brazil	181	4,725,677	3,504,292	8,229,968
Bulgaria	20	345,515	86,911	432,426
Burkina Faso	7	5,648	—	5,648
Burundi	3	6,626	—	6,626
Cambodia	5	29,243	—	29,243
Cameroon	29	392,761	471,500	864,261
Cape Verde	5	10,009	—	10,009
Chad	3	15,172	13,900	29,072
Chile	44	1,014,929	611,733	1,626,662
China	125	2,141,427	657,554	2,798,981
Colombia	73	1,244,135	487,631	1,731,766
Congo Republic	6	115,005	25,000	140,005
Congo, Democratic Republic of	13	81,273	—	81,273
Costa Rica	16	210,504	99,709	310,213
Côte d'Ivoire	40	265,016	70,964	335,980
Croatia	12	355,596	97,657	453,253
Cyprus	6	19,681	645	20,327
Czech Republic	16	396,808	245,588	642,396
Dominica	1	700	—	700
Dominican Republic	23	391,899	216,850	608,749

Country, Region or Other Area	Number of Enterprises	Cumulative Commitments[1] (US$ thousands)		
		IFC	Syndications & Guarantee Participants	Total
Ecuador	17	156,506	16,240	172,746
Egypt	59	1,089,241	504,871	1,594,113
El Salvador	15	247,368	113,500	360,868
Eritrea	1	949	—	949
Estonia	11	137,306	11,855	149,661
Ethiopia	4	21,348	1,719	23,567
Fiji	7	25,059	2,500	27,559
Finland	4	1,233	1,915	3,148
Gabon	5	145,588	110,000	255,588
Gambia, The	8	6,943	—	6,943
Georgia	9	94,212	—	94,212
Ghana	43	363,661	272,000	635,661
Greece	7	26,292	41,107	67,400
Grenada	2	8,000	—	8,000
Guatemala	19	287,685	110,000	397,685
Guinea	9	33,684	—	33,684
Guinea-Bissau	4	7,246	—	7,246
Guyana	5	9,530	—	9,530
Haiti	3	16,911	—	16,911
Honduras	8	63,832	79,401	143,233
Hungary	30	437,555	70,335	507,890
India	199	3,511,492	925,057	4,436,549
Indonesia	91	1,839,875	1,195,871	3,035,746
Iran, Islamic Republic of	11	63,343	8,199	71,542
Iraq	3	108,212	—	108,212
Israel	1	10,500	—	10,500
Italy	1	960	—	960
Jamaica	17	264,882	149,694	414,576
Jordan	30	265,848	70,250	336,093
Kazakhstan	22	372,253	172,917	545,170
Kenya	66	364,442	59,295	423,736
Korea, Republic of	50	866,449	195,700	1,062,149
Kyrgyz Republic	10	53 761	—	53,761
Lao People's Democratic Republic	5	7,247	—	7,247
Latvia	6	80 967	35,000	115,967
Lebanon	27	336 522	230,430	566,952
Lesotho	2	454	—	454

STATEMENT OF CUMULATIVE GROSS COMMITMENTS (at June 30, 2006)

Country, Region or Other Area	Number of Enterprises	Cumulative Commitments[1] (US$ thousands) IFC	Syndications & Guarantee Participants	Total
Liberia	3	12,703	—	12,703
Lithuania	8	81,637	9,309	90,946
Macedonia, Former Yugoslav Republic of	17	93,098	25,000	118,098
Madagascar	16	71,428	—	71,428
Malawi	14	35,854	—	35,854
Malaysia	11	54,868	5,389	60,258
Maldives	5	83,750	8,500	92,250
Mali	18	93,781	40,000	133,781
Mauritania	13	82,301	9,503	91,803
Mauritius	11	38,619	96	38,715
Mexico	138	3,596,918	2,172,089	5,769,007
Moldova	9	77,286	25,000	102,286
Mongolia	5	10,150	—	10,150
Morocco	29	408,674	515,014	923,688
Mozambique	22	208,084	—	208,084
Namibia	4	23,878	—	23,878
Nepal	6	73,673	36,000	109,673
Nicaragua	9	29,643	929	30,571
Niger	1	2,493	—	2,493
Nigeria	62	871,726	113,155	984,881
Oman	7	223,860	57,000	280,860
Pakistan	99	1,472,647	555,970	2,028,617
Panama	17	534,633	153,300	687,933
Papua New Guinea	3	14,500	—	14,500
Paraguay	5	30,008	—	30,008
Peru	47	647,519	298,621	946,140
Philippines	86	1,359,191	695,880	2,055,070
Poland	42	411,146	115,317	526,462
Portugal	7	51,811	11,000	62,811
Romania	29	719,641	241,471	961,111
Russian Federation	110	2,714,753	564,570	3,279,323
Rwanda	3	5,166	—	5,166
Saint Lucia	2	9,940	—	9,940
Samoa	5	1,485	—	1,485
Saudi Arabia	5	123,329	—	123,329
Senegal	20	120,883	12,398	133,281
Serbia and Montenegro	25	471,635	92,423	564,057
Seychelles	6	29,359	2,500	31,859
Sierra Leone	4	29,186	—	29,186

Country, Region or Other Area	Number of Enterprises	Cumulative Commitments[1] (US$ thousands) IFC	Syndications & Guarantee Participants	Total
Slovakia	5	115,544	—	115,544
Slovenia	12	225,160	47,383	272,543
Somalia	2	975	—	975
South Africa	49	509,202	15,000	524,202
Spain	5	19,043	1,685	20,728
Sri Lanka	25	204,265	23,616	227,881
Sudan	6	27,268	6,489	33,757
Swaziland	8	47,779	—	47,779
Syrian Arab Republic	3	20,319	—	20,319
Tajikistan	11	28,172	—	28,172
Tanzania, United Republic of	39	104,065	13,041	117,105
Thailand	65	1,277,911	1,701,374	2,979,285
Togo	7	18,600	—	18,600
Trinidad and Tobago	14	291,804	235,000	526,804
Tunisia	20	135,819	2,281	138,100
Turkey	127	3,088,051	1,676,533	4,764,583
Uganda	39	88,396	1,588	89,985
Ukraine	22	544,993	13,000	557,993
Uruguay	12	125,550	20,000	145,550
Uzbekistan	14	64,964	12,900	77,864
Vanuatu	1	5,398	—	5,398
Venezuela	39	847,230	703,791	1,551,021
Vietnam	26	252,124	203,375	455,499
Yemen, Republic of	9	74,517	1,105	75,622
Zambia	28	150,023	20,286	170,309
Zimbabwe	51	284,262	99,000	383,262
Regional Investments				
Sub-Saharan Africa	34	730,292	1,906	732,198
East Asia and the Pacific	20	574,023	—	574,023
South Asia	9	203,170	—	203,170
Europe and Central Asia	33	1,235,426	25,000	1,260,426
Latin America and the Caribbean	39	590,592	121,500	712,092
Middle East and North Africa	10	144,871	—	144,871
Other[2]	17	59,814	1,400	61,214
Worldwide	49	1,304,384	508,000	1,812,384
Total:	**3,531**	**56,076,657**	**25,245,164**	**81,321,821**

1. Commitments are composed of funds to be provided by IFC for its own account, funds to be provided by participants through the purchase of an interest in IFC's investment, and funds to be provided by other financial institutions in association with IFC, where IFC has rendered material assistance in mobilizing these funds. Cumulative commitments are composed of disbursed and undisbursed balances. The undisbursed portion is revalued at current exchange rates, while the disbursed portion represents the cost of commitment at the time of disbursement. From FY04 forward, the Corporation includes guarantee and risk management products in commitments.

2. Of this amount, $9.8 million represents investments made at a time when the authorities on Taiwan represented China in the International Finance Corporation. The balance represents investments in West Bank and Gaza.

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

SUB-SAHARAN AFRICA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Angola							
Enterprise Bank of Angola	Finance & Insurance	FY04	0.7	—	—	0.7	0.7
Fabrica de Bleach Corasol Limitada	Chemicals	FY99	0.6	—	0.6	—	0.6
Nossa Seguros	Finance & Insurance	FY05	1.0	—	—	1.0	1.0
OSEL	Construction & Real Estate	FY05	10.0	—	10.0	—	10.0
					10.6	1.7	12.3
Benin							
Finadev Microfinance	Finance & Insurance	FY01	0.3	—	—	0.3	0.3
					—	0.3	0.3
Botswana							
Micro Provident Botswana Limited	Finance & Insurance	FY05	3.9	—	—	4.0	4.0
					—	4.0	4.0
Burkina Faso							
SBPH S.A.	Accommodation & Tourism Services	FY05	2.6	—	2.5	—	2.5
Societe Voltaique de Plastique Sarl (SOVOLPLAS)	Chemicals	FY79	0.5	—	—	0.1	0.1
					2.5	0.1	2.7
Burundi							
Verreries du Burundi, S.A R.L.	Nonmetallic Mineral Product Manufacturing	FY81, 87	5.7	—	—	1.0	1.0
					—	1.0	1.0
Cameroon							
3T Cameroun	Transportation & Warehousing	FY06	1.3	—	1.3	—	1.3
AES Sonel S. A.	Utilities	FY06	89.4	—	88.0	—	88.0
Banque Internationale du Cameroun Pour L'Epargne et le Credit	Finance & Insurance	FY01	0.6	—	—	0.9	0.9
Bata Societe Anonyme Camerounaise	Textiles, Apparel, & Leather	FY75	0.4	—	—	0.1	0.1
Cameroon Oil Transportation Company	Oil, Gas, & Mining	FY01	86.1	86.1	53.6	—	53.6
Complexe Avicole de Mvog-Betsi	Agriculture & Forestry	FY96	0.4	—	0.1	—	0.1
FME-GAZ	Chemicals	FY02	0.3	—	0.1	—	0.1
Horizon Bilingual Education Complex	Education Services	FY01	0.3	—	0.5	—	0.5
Nosa Sarl	Chemicals	FY05	1.0	—	1.0	—	1.0
Notacam S.A.	Textiles, Apparel, & Leather	FY97	0.9	—	0.9	—	0.9
Pecten Cameroon Company	Oil, Gas, & Mining	FY92, 96, 97, 98, 03	115.0	235.1	44.0	—	44.0
Prestige Bottling Company	Food & Beverages	FY88	3.4	—	—	0.3	0.3
Societe Agro-Industrielle et Commerciale du Cameroun	Agriculture & Forestry	FY00	0.4	—	0.1	—	0.1
Societe Industrielle Laitiere du Cameroun "SILAC"	Food & Beverages	FY87	2.7	—	—	0.6	0.6
					189.6	1.9	191.5

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity
SUB-SAHARAN AFRICA							
Cape Verde							
Caixa Economica de Cabo Verde, S.A.	Finance & Insurance	FY04	6.1	—	5.7	—	5.7
Growela Cabo Verde, Lda	Textiles, Apparel, & Leather	FY94	1.0	—	0.2	—	0.2
					5.8	—	5.8
Chad							
Finadev Tchad	Finance & Insurance	FY03	0.2	—	—	0.2	0.2
Tchad Oil Transportation Company S.A. (TOTCO)	Oil, Gas, & Mining	FY01	13.9	13.9	8.7	—	8.7
					8.7	0.2	8.8
Congo Republic							
Congolaise des Bois Impregnes, S.A.	Industrial & Consumer Products	FY87	1.8	—	2.1	0.3	2.4
Societe d'Etude de la Cellulose du Congo	Pulp & Paper	FY82	0.2	—	—	0.2	0.2
					2.1	0.4	2.6
Congo, Democratic Republic of							
Adastra Minerals Inc	Oil, Gas, & Mining	FY06	—	—	—	0.1	0.1
Celtel Congo (RDC) s.p.r.l.	Information	FY00, 03	27.0	—	8.6	—	8.6
Kingamyambo Musonoi Tailings SARL	Oil, Gas, & Mining	FY06	5.9	—	0.5	4.8	5.3
Pro Credit Bank SARL	Finance & Insurance	FY05	0.5	—	—	0.5	0.5
Societe Financiere de Development	Finance & Insurance	FY70	1.3	—	—	1.3	1.3
Societe Textile de Kisangani S.Z.A.R.L.	Textiles, Apparel, & Leather	FY85	6.6	—	10.5	0.4	10.9
					19.5	7.0	26.6
Côte d'Ivoire							
Bank of Africa (Côte d'Ivoire)	Finance & Insurance	FY99, 03	0.2	—	—	0.2	0.2
Banque Ivoirienne de Development Industriel, S.A	Finance & Insurance	FY65, 78	0.4	—	—	0.4	0.4
Cinergy, S.A.	Utilities	FY99	40.5	30.3	22.4	—	22.4
Devon Côte d'Ivoire Ltd.	Oil, Gas, & Mining	FY93, 95, 96, 98	63.7	20.0	—	48.7*	48.7
Drop Ivoire	Food & Beverages	FY99	1.3	—	1.4	—	1.4
Etablissements R. Gonfreville, S.A.	Textiles, Apparel, & Leather	FY77, 87	10.7	—	—	1.7	1.7
Filature et Tissage Gonfreville	Textiles, Apparel, & Leather	FY96	—	—	0.2	—	0.2
Industrial Promotion Services (Côte d'Ivoire) S.A	Industrial & Consumer Products	FY88	0.9	—	—	0.8	0.8
Ivoir-Cafe S.A	Professional, Scientific, & Technical Services	FY93	0.1	—	—	+	+
Moulin du Sud-Ouest	Food & Beverages	FY80	3.3	—	—	0.4	0.4
Multi Produits S.A.	Wholesale & Retail Trade	FY94, 97	0.8	—	0.2	0.4	0.6
Omnium Chimique et Cosmetique (COSMIVOIRE) S.A.	Food & Beverages	FY87, 94, 97	9.1	—	—	2.4	2.4
Petro Ivoire S.A.	Utilities	FY96, 00	2.0	—	1.2	—	1.2
S.G.I. Africaine de Bourse S.A	Finance & Insurance	FY00	0.0	—	—	+	+
Societe Ivoirenne d'Engrais (SIVENG)	Chemicals	FY80	6.4	—	—	1.3	1.3
Societe des Industries Alimentaires et Laitieres "SIALIM"	Food & Beverages	FY88, 90	4.9	—	3.7	0.9	4.5

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity
SUB-SAHARAN AFRICA							
Côte d'Ivoire (continued)							
Societe Hoteliere de la Lagune	Accommodation & Tourism Services	FY00	2.1	—	1.2	0.4	1.7
Societe pour le Developpement Industriel de la Region d'Odienne	Agriculture & Forestry	FY97	2.8	—	3.3	—	3.8
Texicodi S.A.	Textiles, Apparel, & Leather	FY96	—	—	0.3	—	0.3
Tropical Rubber Côte d'Ivoire	Agriculture & Forestry	FY99	3.5	—	1.3	—	1.3
					35.8	57.6	93.4
Ethiopia							
Ethiopian Pulp and Paper, S.C.	Pulp & Paper	FY66	1.9	—	—	0.8	0.8
					—	0.8	0.8
Gabon							
Vaalco Gabon (Etame), Inc.	Oil, Gas, & Mining	FY02, 05	40.0	—	30 0	—	30.0
					30 0	—	30.0
Gambia, The							
Kerr Kande Farm Limited II	Agriculture & Forestry	FY98	0.2	—	0.2	—	0.2
Lyefish Company Limited	Food & Beverages	FY95	0.4	—	0 4	—	0.4
Makumbaya Farms Limited	Agriculture & Forestry	FY91	1.0	—	—	0.4	0.4
Ndebaan Medi-Services Company Limited	Health Care	FY94	0.2	—	0 2	—	0.2
Pelican Seafood (GAMBIA) Limited	Food & Beverages	FY91	1.1	—	1 0	—	1.0
					1 8	0.4	2.1
Ghana							
Appiah Menka Complex Limited	Chemicals	FY91	0.9	—	0 6	—	0.6
Anglogold Ashanti Iduapriem Limited	Oil, Gas, & Mining	FY90, 92, 96, 97	27.2	18 5	—	2.5	2.5
Barclays Bank of Ghana	Finance & Insurance	FY06	30.0	—	30 0	—	30.0
CAL Bank Limited	Finance & Insurance	FY90, 91, 93	8.9	—	—	0.9	0.9
Diamond Cement Ghana Limited	Nonmetallic Mineral Product Manufacturing	FY02	6.0	—	2 5	1.0	3.5
Enterprise Life Assurance Company Ltd. (ELAC)	Finance & Insurance	FY01	0.1	—	—	0.1	0.1
Ghana Aluminum Products Limited (Ghanal)	Primary Metals	FY92	0.4	—	—	0.4	0.4
Network Computer Systems (NCS)	Information	FY98	0.7	—	0.5	—	0.5
Professional Technical Services Limited	Industrial & Consumer Products	FY98	0.3	—	0 3	—	0.3
Scancom Limited	Information	FY05	40.0	—	40.0	—	40.0
Securities Discount Company	Finance & Insurance	FY91	0.2	—	—	0.2	0.2
Shangri-La Hotel	Accommodation & Tourism Services	FY95	0.4	—	0.9	—	0.9
Tacks Farms Ghana Limited	Agriculture & Forestry	FY97	0.4	—	0.4	—	0.4
					75.3	5.2	80.5

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

SUB-SAHARAN AFRICA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Guinea							
Societe Aurifere de Guinee S.A.	Oil, Gas, & Mining	FY86	8.3	—	+	—	+
Societe Guineenne d'Hotellerie et d'Investissements (SGHI)	Accommodation & Tourism Services	FY95, 99	4.7	—	1.9	0.6	2.4
					1.9	0.6	2.4
Guinea-Bissau							
Agribissau SARL	Agriculture & Forestry	FY95	0.9	—	—	0.1	0.1
Banco de Africa Ocidental, S.A.R.L	Finance & Insurance	FY00	0.3	—	—	0.3	0.3
					—	0.4	0.4
Kenya							
AAA Growers	Agriculture & Forestry	FY00	0.5	—	0.2	—	0.2
Allpack Industries Limited	Pulp & Paper	FY87	0.4	—	—	0.4	0.4
Barclays BK KEN	Finance & Insurance	FY06	10.0	—	10.0	—	10.0
Ceres Estates Limited	Food & Beverages	FY97	0.9	—	0.9	—	0.9
Deras Limited	Textiles, Apparel, & Leather	FY99	1.0	—	1.0	—	1.0
Diamond Trust of Kenya Limited	Finance & Insurance	FY82	1.0	—	—	0.8	0.8
Gapco Kenya	Transportation & Warehousing	FY02	15.0	—	12.8	—	12.8
Industrial Promotion Service (Kenya) Ltd.—Premiere Food Industries Ltd.	Food & Beverages	FY92	0.1	—	—	0.1	0.1
Industrial Promotion Services (Kenya) Ltd.—Novaskins Tannery Ltd.	Textiles, Apparel, & Leather	FY92	0.1	—	—	0.1	0.1
Industrial Promotion Services (Kenya) Ltd.—Frigoken Ltd.	Transportation & Warehousing	FY92	0.1	—	—	0.1	0.1
International Hotels (Kenya) Limited	Accommodation & Tourism Services	FY95	6.0	—	0.9	—	0.9
Investment & Mortgages Bank (Kenya) Ltd.	Finance & Insurance	FY05	3.0	—	3.0	—	3.0
K-Rep Bank Limited	Finance & Insurance	FY97, 99	1.4	—	—	1.4	1.4
Kongoni River Farm Limited	Agriculture & Forestry	FY05	2.0	—	1.9	—	1.9
Lesiolo Grain Handlers Limited	Transportation & Warehousing	FY01	2.5	—	2.5	—	2.5
Locland Limited	Agriculture & Forestry	FY98	0.6	—	0.1	—	0.1
Mabati Rolling Mills Limited	Industrial & Consumer Products	FY00	11.5	—	7.0	—	7.0
Magadi Soda Company Ltd.	Chemicals	FY96, 04, 05	35.0	—	26.0	—	26.0
Magana Flowers (K) Limited	Agriculture & Forestry	FY00	1.2	—	0.7	—	0.7
Oil Crop Development Limited	Agriculture & Forestry	FY86	2.2	—	—	0.7	0.7
Panafrican Paper Mills (E.A.) Limited	Pulp & Paper	FY70, 74, 77, 79, 81, 88, 90, 94, 96	67.0	3.9	25.8	—	25.8
Panari Center Limited	Construction & Real Estate	FY06	7.3	—	7.3	—	7.3
Redhill Flowers (Kenya) Limited	Agriculture & Forestry	FY97	0.3	—	0.3	—	0.3
Rift Valley Textiles Limited	Textiles, Apparel, & Leather	FY76	9.6	1.3	—	2.5	2.5
TPS Eastern Africa Limited	Accommodation & Tourism Services	FY72	1.6	0.8	—	2.2	2.2
Tsavo Power Company Ltd.	Utilities	FY00, 01	17.6	23.5	9.8	0.8	10.6
					110.1	9.3	119.4

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity
SUB-SAHARAN AFRICA							
Liberia							
Liberian Bank for Development and Investment	Finance & Insurance	FY66, 77	0.7	—	—	0.7	0.7
Liberian Timber and Plywood Operation Company	Industrial & Consumer Products	FY88	8.5	—	7.2	—	7.2
					7.2	0.7	7.9
Madagascar							
BNI-Credit Lyonnais Madagascar	Finance & Insurance	FY92, 05	8.9	—	6.3	2.6	8.9
Bank of Africa Madagascar	Finance & Insurance	FY00	1.3	—	0.7	0.8	1.5
Business Partners Madagascar SME Fund Ltd	Collective Investment Vehicles	FY06	3.3	—	—	3.5	3.5
La Cotonniere d'antsirabe (COTONA), S.A.	Textiles, Apparel, & Leather	FY86, 90	7.9	—	—	0.2	0.2
Grands Hotels de Madagascar	Accommodation & Tourism Services	FY98	1.0	—	0.4	—	0.4
Karibotel	Accommodation & Tourism Services	FY95	0.4	—	0.2	—	0.2
Societe Textile de Majunga S.A.	Textiles, Apparel, & Leather	FY77, 87	15.0	—	1 8	0.3	2.1
					9 5	7.4	16 9
Malawi							
Mwaiwathu Private Hospital Limited	Health Care	FY97	0.8	—	—	0.8	0 8
National Insurance Company Limited (NICO)	Finance & Insurance	FY00	1.0	—	—	0.5	0.5
					—	1.3	1.3
Mali							
Graphique Industrie S.A.	Pulp & Paper	FY99	(0.0)	—	0.3	—	0.3
La Societe d'Exploitation des Mines d'Or de Sadiola S.A. (SEMOS)	Oil, Gas, & Mining	FY95	39.8	25 0	—	4.8	4 8
Societe Industrielle de Karite du Mali, S.A	Agriculture & Forestry	FY82	2.5	—	2 2	0.5	2.7
Societe Industrielle d'Emballage et de Conditionnement	Plastics & Rubber	FY99	0.3	—	0.3	—	0 3
Societe Malienne de Promotion Hoteliere	Accommodation & Tourism Services	FY94, 98, 03	4.3	—	1 6	—	1.6
					4 4	5.3	9 6
Mauritania							
BSA Ciment	Nonmetallic Mineral Product Manufacturing	FY06	11.0	—	11.3	—	11.3
Generale de Banque de Mauritanie pour l'Investissement et le Commerce	Finance & Insurance	FY98, 00, 04, 05	31.1	—	24 9	—	24.9
SEF Hotel Halima	Accommodation & Tourism Services	FY06	2 1	—	2 1	—	2.1
TIVISKI S.A.R.L.	Food & Beverages	FY99	(0.0)	—	0.3	—	0 3
					38 7	—	38 7

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity
SUB-SAHARAN AFRICA							
Mauritius							
Mauritius Venture Capital Fund Limited	Collective Investment Vehicles	FY96	1.6	—	—	+	+
Saxon Management Limited and Saxon Properties Limited	Accommodation & Tourism Services	FY90	3.0	—	—	1.0	1.0
Socota Textile Mills Limited	Textiles, Apparel, & Leather	FY87	6.0	—	—	1.0	1.0
					—	2.0	2.0
Mozambique							
Ausmoz Farm Holdings, Lda.	Agriculture & Forestry	FY01	0.7	—	0.7	—	0.7
Auto Body Grand Prix Lda	Industrial & Consumer Products	FY03	0.3	—	0.3	—	0.3
Cabo Caju, Lda.	Food & Beverages	FY00	0.6	—	0.6	—	0.6
Companhia de Pescas da Zambezia Lda	Food & Beverages	FY98	1.0	—	1.0	—	1.0
Empresa Nacional de Hidrocarbonetos de Mocambique	Oil, Gas, & Mining	FY04	18.5	—	—	18.5*	18.5
Mozambique Aluminum S.A.R.L (MOZAL)	Primary Metals	FY98, 01	121.3	—	98.3	—	98.3
					100.9	18.5	119.4
Namibia							
Life Office of Namibia Limited	Finance & Insurance	FY98, 01	1.6	—	—	1.6	1.6
Novanam Limited	Agriculture & Forestry	FY95, 97, 98, 03	19.4	—	8.0	—	8.0
					8.0	1.6	9.6
Niger							
Les Moulines du Sahel, S.A	Food & Beverages	FY82	1.9	—	—	0.2	0.2
					—	0.2	0.2
Nigeria							
Abuja International Diagnostic and Medical Center	Health Care	FY97	2.5	—	1.8	0.7	2.5
Access Bank Plc	Finance & Insurance	FY06	15.0	—	15.0	—	15.0
Accion Nigeria	Finance & Insurance	FY05	1.9	—	—	1.9	1.9
Adamac Industries Limited	Oil, Gas, & Mining	FY03	25.0	15.0	25.0	—	25.0
African Reinsurance Corporation	Finance & Insurance	FY05	10.4	—	—	10.4	10.4
Arewa Textiles, Ltd.	Textiles, Apparel, & Leather	FY64, 67, 70, 92	6.6	0.7	—	0.6	0.6
Capital Alliance Private Equity (Mauritius), Ltd	Collective Investment Vehicles	FY00	7.5	—	—	7.2	7.2
Capital Alliance Private Equity II, Limited	Collective Investment Vehicles	FY06	9.6	—	—	9.6	9.6
Diamond Bank Plc	Finance & Insurance	FY01, 05, 06	70.0	—	52.0	—	52.0
Fidelity Bank (previously FSB International Bank)	Finance & Insurance	FY01	18.0	—	9.0	—	9.0
First Securities Discount House	Finance & Insurance	FY93	0.9	—	—	0.9	0.9
Global Fabrics Manufacturers Limited	Textiles, Apparel, & Leather	FY00	0.3	—	0.3	—	0.3
Guaranty Trust Bank Plc.	Finance & Insurance	FY01, 04, 05, 06	90.0	—	76.0	—	76.0
Hercules Tyres Manufacturing Nigeria Limited	Plastics & Rubber	FY00	1.3	—	1.3	—	1.3

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity
SUB-SAHARAN AFRICA							
Nigeria (continued)							
IBTC Chartered Bank Plc (previously Investment Banking & Trust Company Plc)	Finance & Insurance	FY01, 06	50.0	—	50.0	—	50.0
Ikeja Hotel Limited	Accommodation & Tourism Services	FY81, 85, 88	12.6	—	—	1.5	1.5
Mid-East Nigeria Limited	Nonmetallic Mineral Product Manufacturing	FY96	0.1	—	0.1	—	0.1
Niger Delta Contractor Revolving Credit Facility	Finance & Insurance	FY02	15.0	—	15.0	—	15.0
Obajana Cement PLC	Construction & Real Estate	FY05	75.0	—	75.0	—	75.0
Oha Motors (Nigeria) Limited	Transportation & Warehousing	FY01	0.9	—	0.8	—	0.8
Safety Center International Limited	Education Services	FY01	0.6	—	0.4	0.1	0.5
SocketWorks Ltd.	Education Services	FY06	2.5	—	2.5	—	2.5
UPDC Hotels Ltd	Accommodation & Tourism Services	FY04	11.0	—	10.6	—	10.6
Vinfessen Industries Limited	Plastics & Rubber	FY96	1.0	—	1.0	—	1.0
					335.9	32.8	368.6
Rwanda							
Societe Rwandaise des Allumettes (SORWAL), S.A.R.L.	Industrial & Consumer Products	FY88	1.2	—	1.0	0.2	1.2
					1.0	0.2	1.2
Senegal							
African Seafood, S.A.	Food & Beverages	FY86	3.0	—	—	0.7	0.7
Banque de L'Habitat du Senegal S.A.	Finance & Insurance	FY80	0.4	—	—	0.5	0.5
Bud Senegal, S.A.	Agriculture & Forestry	FY72, 74, 76	0.9	—	—	0.8	0.8
Ciments du Sahel S.A.	Nonmetallic Mineral Product Manufacturing	FY00	17.5	—	13.1	2.3	15.4
GTi Dakar LLC	Utilities	FY98	12.3	11.6	7.4	1.7	9.1
Kounoune Power S.A.	Utilities	FY06	20.6	—	21.4	—	21.4
Royal Saly S.A.	Accommodation & Tourism Services	FY02	1.0	—	1.4	—	1.4
Societe Financiere Senegalaise Pour le Developpement de L'Industrie Tourisme	Finance & Insurance	FY74, 85	0.3	—	—	0.3	0.3
					43.3	6.3	49.5
Somalia							
Somali Bad Company Limited	Plastics & Rubber	FY85	0.6	—	1.2	—	1.2
Somali Molasses Company Limited	Transportation & Warehousing	FY81	0.4	—	+	—	+
					1.3	—	1.3
South Africa							
AEF Bulwer Timber Ltd.	Industrial & Consumer Products	FY99	—	—	—	0.2	0.2
African Bank Limited	Finance & Insurance	FY02, 04	16.6	—	2.3	—	2.3
The Biotech Venture Partners Fund	Collective Investment Vehicles	FY02	1.8	—	—	2.5	2.5
Carosa Farm (PTY) Limited	Agriculture & Forestry	FY97	0.6	—	—	0.1	0.1

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

SUB-SAHARAN AFRICA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
South Africa (continued)							
Cheiron Health Technologies (Pty) Ltd	Professional, Scientific, & Technical Services	FY00	1.3	—	—	0.3	0.3
Dargle Timber (Pty) Limited/Bulwer Timber (Pty) Limited	Industrial & Consumer Products	FY99	0.6	—	0.4	—	0.4
Decentralised Banking Solutions Consult (Pty) Limited	Information	FY00	0.8	—	—	0.8	0.8
Edu-Loan (Pty) Ltd.	Finance & Insurance	FY02	1.9	—	1.1	—	1.1
Ethos Private Equity Fund V	Collective Investment Vehicles	FY06	25.0	—	—	25.0	25.0
FirstRand Limited	Finance & Insurance	FY05	27.2	—	25.3	—	25.3
Formeset Printers Cape (Pty) Limited	Pulp & Paper	FY01	—	—	1.2	—	1.2
Foxtrot Meat Processors CC	Food & Beverages	FY99	0.5	—	0.3	—	0.3
Hernic Ferrochrome Pty Limited	Oil, Gas, & Mining	FY04, 06	32.3	—	25.3	4.7	30.0
Kalahari Diamond Resources PLC	Oil, Gas, & Mining	FY03	2.0	—	—	2.0	2.0
Karsten Farms (Pty) Limited	Agriculture & Forestry	FY06	7.2	—	6.3	—	6.3
Midrand Days Inn	Accommodation & Tourism Services	FY98	1.4	—	—	0.4	0.4
Mvelaphanda Gold (Pty) Limited	Oil, Gas, & Mining	FY04	27.7	—	35.0	—	35.0
New Africa Mining Fund	Collective Investment Vehicles	FY03	5.0	—	—	4.0	4.0
Rubico Holding SA (Pty) Ltd.	Information	FY01, 02	6.3	—	1.3	5.0	6.3
SPV—Micawber 325 (Proprietary) Limited	Oil, Gas, & Mining	FY04	—	—	—	+	+
South Africa Capital Growth Fund, Ltd	Collective Investment Vehicles	FY96	20.0	—	—	+	+
South Africa Franchise Equity Fund Limited	Collective Investment Vehicles	FY95	2.8	—	—	0.2	0.2
South Africa Home Loans	Finance & Insurance	FY00, 01, 02, 03, 04, 05	12.6	—	1.2	7.0	8.3
South Africa Private Equity Fund III, L.P.	Collective Investment Vehicles	FY99	35.0	—	—	9.6	9.6
Sphere Private Equity Fund I	Collective Investment Vehicles	FY06	5.2	—	—	4.4	4.4
Spier Estate Hotel	Accommodation & Tourism Services	FY02	12.0	—	11.8	1.9	13.7
Standard Bank Group Limited (South Africa)	Finance & Insurance	FY06	75.0	—	75.0	—	75.0
Tusk Project Management (Pty) Ltd	Professional, Scientific, & Technical Services	FY01	1.8	—	1.5	0.1	1.6
					183.0	68.2	256.1
Sudan							
Cotton Textile Mills, LTD.	Textiles, Apparel, & Leather	FY76	10.0	—	8.1	1.3	9.3
Gezira Managil Textile Company Limited	Textiles, Apparel, & Leather	FY78	8.4	—	6.7	1.4	8.1
Khartoum Spinning and Weaving Company, Ltd.	Textiles, Apparel, & Leather	FY64, 72	0.7	1.5	—	0.3	0.3
River Nile Petroleum Company Limited	Transportation & Warehousing	FY82	0.3	—	—	0.3	0.3
Sudan Eagle Cement Company Ltd.	Nonmetallic Mineral Product Manufacturing	FY80	0.3	—	—	0.2	0.2
					14.8	3.5	18.2

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
SUB-SAHARAN AFRICA							
Swaziland							
Mbabane Concerte Centre (Pty) Limited	Oil, Gas, & Mining	FY92	0.7	—	—	0.3	0.3
The Royal Swaziland Sugar Corporation Limited	Food & Beverages	FY78, 86	9.7	—	—	0.5	0.5
Swazi Paper Mills Ltd.	Pulp & Paper	FY95, 02	8.8	—	4.1	—	4.1
Swaziland Industrial Development Company Limited	Finance & Insurance	FY87, 93	3.6	—	—	1.0	1.0
Swazi Wattle Industries (Pty) Ltd	Chemicals	FY01	1.1	—	0.8	0.2	1.0
					4.9	2.0	6.9
Tanzania, United Republic of							
Bonite Bottlers Limited	Food & Beverages	FY05	10.0	—	10.0	—	10.0
Boundary Hill Lodge Limited	Accommodation & Tourism Services	FY01	0.2	—	0.2	—	0.2
Exim Bank of Tanzania	Finance & Insurance	FY02, 05	6.5	—	4.8	—	4.8
Highland Soap and Allied Products Limited	Chemicals	FY78	1.8	—	—	0.4	0.4
Indian Ocean Hotel Limited	Accommodation & Tourism Services	FY00	2.5	—	2.1	—	2.1
National Bank of Commerce (NBC)	Finance & Insurance	FY01	10.0	—	—	10.0	10.0
Tanzania Breweries Limited	Food & Beverages	FY95	6.0	—	—	3.4	3.4
					17.1	13.8	30.9
Togo							
Societe Togolaise de Products Marins (STPM)	Food & Beverages	FY92, 95	0.3	—	—	0.1	0.1
West African Cement	Nonmetallic Mineral Product Manufacturing	FY00	5.9	—	0.2	—	0.2
					0.2	0.1	0.3
Uganda							
Agro Management Limited	Chemicals	FY96	1.0	—	0.3	0.4	0.7
Clovergem Fish and Foods Limited	Food & Beverages	FY93	1.0	—	0.8	—	0.8
Development Finance Company of Uganda Limited	Finance & Insurance	FY85, 93, 95, 05	11.0	—	10.0	—	10.0
Gomba Fishing Industries Limited	Agriculture & Forestry	FY99	1.4	—	0.4	—	0.4
Tilda (Uganda) Limited	Agriculture & Forestry	FY99	1.9	—	0.5	—	0.5
White Nile Dairies (Uganda) Limited	Food & Beverages	FY99	0.3	—	0.1	—	0.1
					12.2	0.4	12.6
Zambia							
Celtel Zambia Limited	Information	FY99, 00, 04	9.1	—	0.8	1.3	2.1
Chingola Hotel	Accommodation & Tourism Services	FY02	1.0	—	0.4	—	0.4
Development Bank of Zambia	Finance & Insurance	FY76	0.5	—	—	0.5	0.5
Drilltech Engineering Limited	Oil, Gas, & Mining	FY99	0.2	—	0.1	—	0.1

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

SUB-SAHARAN AFRICA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Zambia (continued)							
Masstock (ZAMBIA) Limited	Agriculture & Forestry	FY89	2.2	—	2.2	—	2.2
Marasa Holdings Limited	Accommodation & Tourism Services	FY01	4.6	—	2.9	—	2.9
Michelangelo Executive Lodge Limited	Accommodation & Tourism Services	FY02	0.2	—	0.1	—	0.1
Mpongwe Development Company Limited	Agriculture & Forestry	FY85	1.8	—	—	0.3	0.3
					6.5	2.1	8.6
Zimbabwe							
Agflora (Pvt) Limited	Agriculture & Forestry	FY97	0.2	—	0.2	—	0.2
Bell Medical Centers Limited	Health Care	FY00	0.8	—	—	0.8	0.8
Deraswiss Zimbabwe (Pvt) Ltd	Textiles, Apparel, & Leather	FY00	1.0	—	1.2	—	1.2
Hy-Veld Holdings (Pvt) Limited and Extraction Incorporated (Pvt) Limited	Food & Beverages	FY99	1.3	—	0.6	—	0.6
Isfar (Pvt) Limited	Textiles, Apparel, & Leather	FY97	0.1	—	0.1	—	0.1
Itachi Plastics (Pvt) Limited	Plastics & Rubber	FY96	0.4	—	0.3	0.1	0.3
Lowveld Leather (Pvt) Limited	Textiles, Apparel, & Leather	FY97	0.5	—	—	0.2	0.2
Shagelok Chemicals (Pvt) Ltd.	Chemicals	FY97	1.1	—	0.9	0.2	1.0
Stone One Holdings Limited, Zimbabwe	Oil, Gas, & Mining	FY96	1.5	—	1.4	—	1.4
Victoria Falls Safari Lodge Hotel (Pvt) Ltd	Accommodation & Tourism Services	FY94	2.7	—	—	0.2	0.2
					4.7	1.4	6.1
Regional Investment							
The AIG African Infrastructure Fund L.L.C.	Collective Investment Vehicles	FY00	74.8	—	—	16.8	16.8
AIG African Infrastructure Management LLC	Collective Investment Vehicles	FY00	0.2	—	—	0.1	0.1
Afren Plc	Oil, Gas, & Mining	FY05	1.0	—	—	0.8	0.8
Africa Banking Corp	Finance & Insurance	FY90, 92, 02	3.0	—	—	2.0	2.0
Africa International Financial Holdings, LLC	Collective Investment Vehicles	FY03	20.0	—	—	20.0	20.0
Africa Media Group Limited	Information	FY02, 04	5.2	—	—	5.2	5.2
Africa Microfinance Ltd.	Collective Investment Vehicles	FY02	2.0	—	—	1.8	1.8
Aureos East Africa Fund, LLC	Collective Investment Vehicles	FY03	4.0	—	—	3.9	3.9
Aureos Southern Africa Fund LLC	Collective Investment Vehicles	FY03	6.0	—	—	5.8	5.8
Celtel International B.V.	Information	FY00, 02, 05	37.4	—	—	11.8	11.8
Coca Cola SABCO (Pty) Ltd.	Food & Beverages	FY02, 06	50.0	—	40.0	10.0	50.0
Framlington Asset Management West Africa SA	Collective Investment Vehicles	FY99	0.0	—	—	+	+
Industrial Promotion Services (Kenya) Limited	Collective Investment Vehicles	FY82, 04	5.8	—	—	5.7	5.7
Kunene Finance Company	Industrial & Consumer Products	FY95	—	—	—	0.7	0.7
LaFayette Investissements	Finance & Insurance	FY06	2.2	—	—	2.0	2.0
MTN Nigeria Communications Limited	Information	FY04, 05	85.0	—	70.0	15.0	85.0

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[4] (US$ millions) Loan	Equity	Total Loans and Equity
SUB-SAHARAN AFRICA							
Regional Investment (continued)							
Osprey Oil and Gas Limited	Oil, Gas, & Mining	FY03	0.3	—	—	0.3	0.3
Pan African Investment Partners Ltd.	Collective Investment Vehicles	FY04	30.5	—	—	27.5	27.5
Tullow Oil Plc	Oil, Gas, & Mining	FY04	—	—	—	14.4	14.4
Veolia Water Africa Middle East India	Utilities	FY06	31.3	—	—	31.4	31.4
West Africa Growth Fund	Collective Investment Vehicles	FY97	6.4	—	—	1.8	1.8
					110.0	177.0	287.0
Total equity and loans					**1,402.1**	**435.7**	**1,837.8**
Total guarantees and risk management products							**258.2**
Total IFC portfolio for Sub-Saharan Africa							**2,096.0**

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[4] (US$ millions) Loan	Equity	Total Loans and Equity

EAST ASIA AND THE PACIFIC

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Cambodia							
ACLEDA	Finance & Insurance	FY00, 04, 06	12.6	—	10.3	1.6	11.8
Canadia Bank Limited	Finance & Insurance	FY05	2.5	—	2.5	—	2.5
SEF Hagar Soya	Food & Beverages	FY03	0.5	—	—	0.5	0.5
Societe Concessionaire de l'Aeroport	Transportation & Warehousing	FY04	10.0	—	9.2	—	9.2
					22.0	2.0	24.0
China							
ASIMCO International Casting (Shanxi) Co., Ltd	Industrial & Consumer Products	FY00	16.5	—	12.6	—	12.6
Advantage China Holdings Limited	Finance & Insurance	FY02, 03	0.7	—	—	0.7	0.7
Anhui Conch Cement Company Limited	Nonmetallic Mineral Product Manufacturing	FY06	120.5	—	81.3	40.8	122.1
Anjia Group Holdings	Finance & Insurance	FY04	2.0	—	—	2.0	2.0
Asian Strategic Investments Corporation Group	Industrial & Consumer Products	FY04, 06	14.1	—	4.1	10.0	14.1
Babei Group Co., Ltd.	Textiles, Apparel, & Leather	FY05	16.0	6.0	—	5.0	5.0
Bank of Beijing (formerly BCCB)	Finance & Insurance	FY05	57.9	—	—	59.2	59.2
Bank of Shanghai	Finance & Insurance	FY00, 02	50.3	—	—	50.3	50.3
Beijing Deqingyuan Agriculture Technology Co. Ltd	Agriculture & Forestry	FY06	2.8	—	—	2.9	2.9
Beijing United Family Hospital	Health Care	FY06	8.0	—	8.1	—	8.1
BioVeda China Fund L.P.	Collective Investment Vehicles	FY05	3.0	—	—	3.0	3.0
CDH China Capital Growth Fund L.P.	Collective Investment Vehicles	FY05	18.0	—	—	18.0	18.0
CDH China Fund, L.P.	Collective Investment Vehicles	FY02	20.0	—	—	2.0	2.0
CDH Venture Partners, L.P.	Collective Investment Vehicles	FY06	20.0	—	—	20.0	20.0
CSMC Technologies Corporation	Industrial & Consumer Products	FY04	11.5	—	—	11.5	11.5
CSRC China Corporation	Chemicals	FY02, 05	23.0	—	16.3	3.0	19.3
CT Holdings Group Co. Ltd.	Utilities	FY05	40.0	—	40.0	—	40.0
CUNA Mutual Group	Finance & Insurance	FY04	12.0	—	—	12.0	12.0
Capital Today China Growth Fund, L.P.	Collective Investment Vehicles	FY06	25.0	—	—	25.0	25.0
Changchun TBK Shili Auto Parts Co., Ltd.	Industrial & Consumer Products	FY06	4.0	—	4.0	—	4.0
Changjiang BNP Paribas Peregrine Securities Co., Ltd.	Finance & Insurance	FY03	11.6	—	—	12.0	12.0
Chengdu Huarong Chemical Company Limited	Chemicals	FY99	10.6	8.6	3.4	3.2	6.6
China Dynamic Growth Fund, L.P.	Collective Investment Vehicles	FY94	10.9	—	—	5.2	5.2
China Green Energy Limited	Utilities	FY04	20.0	—	20.0	—	20.0
China Medicine and Education International Holding Co. Ltd	Education Services	FY06	—	—	—	1.6	1.6
China Minsheng Banking Corp., Ltd	Finance & Insurance	FY03, 05	26.3	—	—	26.3	26.3
China Re Life	Finance & Insurance	FY04	15.3	—	—	15.4	15.4
China Walden Management Limited	Collective Investment Vehicles	FY94	0.0	—	—	+	+
China Walden Ventures Investment Limited	Collective Investment Vehicles	FY94	7.5	—	—	+	+
Chinasoft International Limited	Information	FY06	15.0	—	—	15.0	15.0

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EAST ASIA AND THE PACIFIC

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
China (continued)							
Five Star Home Appliance Co Ltd. (Nanjing)	Wholesale & Retail Trade	FY05	7.0	—	—	7.0	7.0
Global Infotech Holdings, Inc.	Information	FY03	3.5	—	—	3.5	3.5
Guangxi Baise Fenglin Fiberboard Corporation Limited	Industrial & Consumer Products	FY04	21.0	14.7	13.9	6.0	19.9
Guangzhou Development Industry Holdings	Utilities	FY06	50.1	—	50.7	—	50.7
Hangzhou Rural Cooperative Bank	Finance & Insurance	FY06	10.8	—	—	10.8	10.8
HiSoft Technology International Limited	Information	FY05, 06	8.3	—	—	8.3	8.3
Industrial Bank	Finance & Insurance	FY04	52.2	—	—	52.2	52.2
Jiangxi Chenming Paper Co., Ltd.	Pulp & Paper	FY04	62.9	40.0	50.0	12.9	62.9
Jilin Huazheng Agribusiness Development Co., Ltd.	Food & Beverages	FY03	11.6	5.4	11.1	—	11.1
Jinan Shanshui Group	Nonmetallic Mineral Product Manufacturing	FY06	57.7	—	52.2	5.5	57.7
Launch Tech Co. Ltd.	Industrial & Consumer Products	FY06	8.4	—	—	8.4	8.4
Minsheng Shipping	Transportation & Warehousing	FY05	15.8	—	15.8	—	15.8
Nanjing City Commercial Bank	Finance & Insurance	FY02	26.6	—	—	8.9	8.9
Nanjing Kumho Tire Co., Ltd.	Plastics & Rubber	FY96, 04	53.7	38.8	31.4	6.0	37.4
Neophotonics, Inc	Information	FY06	10.0	—	—	10.0	10.0
New China Life Insurance Company	Finance & Insurance	FY01	23.3	—	—	5.8	5.8
New Hope	Finance & Insurance	FY05	45.0	—	—	45.0	45.0
Newbridge Investment Partners, L.P.	Collective Investment Vehicles	FY95	6.7	—	—	1.8	1.8
Ningxia Darong Chemicals & Metallurgy Co. Ltd	Chemicals	FY04	11.5	8.0	10.0	1.5	11.5
RAK Gao Yao Ceramics Limited	Nonmetallic Mineral Product Manufacturing	FY05	13.0	—	13.0	—	13.0
Rongde Asset Management Co.	Finance & Insurance	FY06	35.0	—	—	35.0	35.0
SBCVC Fund II, L.P.	Collective Investment Vehicles	FY06	20.0	—	—	20.0	20.0
SEAF Sichuan SME Investment Fund LLC	Collective Investment Vehicles	FY01	4.5	—	—	4.5	4.5
SYWG BNP Paribas Asset Management Co. Ltd.	Finance & Insurance	FY03	1.9	—	—	2.0	2.0
Scana Leshan Machinery Co., Ltd.	Primary Metals	FY99	5.9	—	—	1.4	1.4
Shandong Wanjie High-tech Co., Ltd	Textiles, Apparel, & Leather	FY02	—	—	9.9	—	9.9
Shanghai International Banking & Finance Institute	Education Services	FY04	0.1	—	—	0.1	0.1
Shanghai Keji Information Technology Co., LTD.	Education Services	FY06	—	—	3.0	—	3.0
Shanghai Krupp Stainless Co., Ltd.	Primary Metals	FY00	30.0	68.8	19.3	—	19.3
Shanxi HongAn Coking Technology Co., Ltd.	Primary Metals	FY04	40.0	30.0	38.2	—	38.2
Shenzhen China Bicycles Company (Holdings) Limited	Industrial & Consumer Products	FY88, 92, 94	20.9	—	8.5	—	8.5
Shenzhen Tai-Yang PCCP Company, Limited	Nonmetallic Mineral Product Manufacturing	FY93	5.0	—	3.8	1.0	4.7
SinoSpring Utility Co Ltd	Utilities	FY06	20.0	—	—	20.0	20.0

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

EAST ASIA AND THE PACIFIC

China (continued)

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Southern Aluminum Industry (China) Co., Ltd.	Primary Metals	FY04	12.0	—	12.0	—	12.0
TianJin Dagang Newspring Co Ltd.	Utilities	FY06	25.0	—	25.0	—	25.0
UBS Securities, Co, Ltd	Finance & Insurance	FY06	19.8	—	—	20.0	20.0
VeriSilicon Holdings Co., Ltd.	Professional, Scientific, & Technical Services	FY06	1.0	—	—	1.0	1.0
Wumart Stores, Inc	Wholesale & Retail Trade	FY04	6.5	—	—	1.6	1.6
Xi'an City Commercial Bank	Finance & Insurance	FY03	19.9	—	—	20.5	20.5
Xinao Gas Holdings Limited	Utilities	FY04	35.0	—	25.0	10.0	35.0
Yangtze Special Situations Fund L.P.	Collective Investment Vehicles	FY04	0.8	—	—	0.8	0.8
Yangtze Special Situations Fund, L.P.	Collective Investment Vehicles	FY04	16.1	—	—	16.1	16.1
Yantai Changyu Group Company Limited	Food & Beverages	FY05	17.7	—	—	18.1	18.1
Yantai North Andre Juice Co., Ltd.	Food & Beverages	FY05	15.0	—	8.0	7.0	15.0
Zhejiang Babei Necktie Co. Ltd.	Textiles, Apparel, & Leather	FY05	—	—	11.0	—	11.0
Zhejiang Glass Company	Nonmetallic Mineral Product Manufacturing	FY06	75.0	18.0	50.0	25.0	75.0
Zhong Chen Energy Storage Co. Ltd.	Transportation & Warehousing	FY04	5.0	—	—	5.0	5.0
Zhongda Yanjin Power Generation Co, Ltd	Utilities	FY06	21.9	—	21.6	—	21.6
					672.9	746.8	1,419.7

Indonesia

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
P.T. Agro Muko	Food & Beverages	FY91	12.7	—	—	2.2	2.2
P.T. Astra Otoparts Tbk.	Industrial & Consumer Products	FY93, 05	24.0	—	24.0	1.9	25.9
P.T. Berlian Laju Tanker	Transportation & Warehousing	FY98	28.2	25.2	—	3.3	3.3
P.T. Daralon Textile Manufacturing Corporation	Textiles, Apparel, & Leather	FY72, 77, 79	5.5	1.7	—	1.1	1.1
P.T. Gawi Makmur Kalimantan	Food & Beverages	FY03	11.5	4.7	11.1	—	11.1
P.T. Indorama Synthetics Tbk	Textiles, Apparel, & Leather	FY90, 91, 95, 99, 01, 03, 05	146.8	67.5	48.0	11.8	59.8
P.T. Kabel Indonesia—KABELINDO	Industrial & Consumer Products	FY71	2.2	1.0	—	0.4	0.4
P.T. Kia Keramik Mas	Nonmetallic Mineral Product Manufacturing	FY92, 94, 96	31.1	63.5	18.8	9.0	27.8
P.T. Nusantara Tropical Fruit	Agriculture & Forestry	FY93	8.6	6.7	10.2	—	10.2
P.T. South Pacific Viscose	Chemicals	FY93, 96, 04	54.5	60.0	17.3	—	17.3
PT Alumindo Light Metal Industry Tbk.	Primary Metals	FY97	15.0	20.0	2.7	—	2.7
PT Astra International Tbk.	Industrial & Consumer Products	FY90, 91, 94, 03	36.9	—	—	0.5	0.5
PT Bank Buana Indonesia Tbk	Finance & Insurance	FY03, 06	15.4	—	—	—	—
PT Bank Danamon Indonesia TBK	Finance & Insurance	FY06	150.0	—	150.0	—	150.0
PT Ecogreen Oleochemicals	Chemicals	FY04, 05	55.0	—	55.0	—	55.0
PT Grahawita Santika	Accommodation & Tourism Services	FY96	11.8	—	3.8	—	3.8
PT KIA Serpih Mas	Nonmetallic Mineral Product Manufacturing	FY95	21.2	55.0	15.0	6.2	21.2

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EAST ASIA AND THE PACIFIC

Indonesia (continued)

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
PT Kalimantan Sanggar Pusaka (KSP) and Subsidiaries	Food & Beverages	FY97	35.0	6.0	9.4	—	9.4
PT Karunia Alam Segar	Food & Beverages	FY04, 06	20.0	—	38.1	—	38.1
PT Megaplast Jayacitra	Industrial & Consumer Products	FY99	11.3	—	—	2.5	2.5
PT Prakarsa Alam Segar	Food & Beverages	FY04	35.0	10.0	16.9	—	16.9
PT Sayap Mas Utama	Chemicals	FY98	10.0	20.0	0.8	—	0.8
PT Sigma Cipta Caraka	Information	FY01	3.0	—	—	3.0	3.0
PT Sunson Textile Manufacturer Tbk.	Textiles, Apparel, & Leather	FY02	12.4	8.2	11.6	—	11.6
PT Tirta Alam Segar	Food & Beverages	FY06	7.0	—	7.0	—	7.0
PT Wings Surya	Chemicals	FY98	8.7	21.3	0.7	—	0.7
PT. Bank NISP Tbk.	Finance & Insurance	FY98, 01, 02, 04	53.6	—	35.0	7.7	42.7
PT. Buana Finance Tbk.	Finance & Insurance	FY93, 96	20.0	35.0	2.6	—	2.6
PT. Centralpertiwi Bahari	Agriculture & Forestry	FY06	45.0	—	45.0	—	45.0
PT. Makro Indonesia	Wholesale & Retail Trade	FY93, 00, 06	2.0	—	—	20.1	20.1
Wahana Ottomitra Multiartha	Finance & Insurance	FY05	20.0	—	—	15.8	15.8
Yayasan Pendidikan Asian Pasifik	Education Services	FY04	1.0	—	1.0	—	1.0
Yayasan Pendidikan Singapura Indonesia	Education Services	FY04	1.8	—	1.8	—	1.8
					525.8	85.6	611.3

Korea, Republic of

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Asset Korea Capital Management Co. Ltd.	Collective Investment Vehicles	FY99, 02	0.9	—	—	0.9	0.9
CJ Development Co. Ltd.	Finance & Insurance	FY01	—	—	7.8	—	7.8
Dae Chang Industrial Company Limited	Primary Metals	FY99	22.3	9.8	4.8	7.1	11.9
Halim & Co., Ltd.	Food & Beverages	FY99, 05	21.5	—	14.0	—	14.0
Hana Financial Holding Co.	Finance & Insurance	FY98	—	—	—	14.6	14.6
Korea Development Investment Corp.—Dae Boo Battery Company Ltd.	Industrial & Consumer Products	FY92	0.2	—	—	0.2	0.2
Korea Development Investment Corp.—Daemyung Industrial Co., Ltd.	Textiles, Apparel, & Leather	FY92	0.2	—	—	0.2	0.2
Korea Development Investment Corp.—Seoshin Electronics Co., Ltd.	Industrial & Consumer Products	FY92	0.3	—	—	0.3	0.3
Korea Development Investment Corp.—Seoul Cad Mold & Tool Co.	Industrial & Consumer Products	FY92	0.1	—	—	0.1	0.1
Korea Development Investment Corp.—Sewon Electro-Mechanics Co Ltd.	Industrial & Consumer Products	FY92	0.3	—	—	0.3	0.3
Korea Development Investment Corp.—Shin Chang Precision Co., Ltd.	Industrial & Consumer Products	FY92	0.2	—	—	0.2	0.2
Korea Development Investment Corp.—Sung Kwang Lighting Co., Ltd.	Industrial & Consumer Products	FY92	0.1	—	—	0.1	0.1
Korea Growth and Restructuring Fund, L.P.	Collective Investment Vehicles	FY00	35.0	—	—	33.3	33.3

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EAST ASIA AND THE PACIFIC

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Korea, Republic of (continued)							
Korea Mortgage Corporation	Finance & Insurance	FY01	98.0	—	—	8.8	8.8
Samgwang Gohachem Co., Ltd.	Chemicals	FY92	0.1	—	—	0.1	0.1
Shinmoorim Paper Manufacturing Company, Limited	Pulp & Paper	FY99, 00	41.4	8.0	16.2	6.6	22.7
					42.8	72.9	115.7
Lao People's Democratic Republic							
Belmont Hotel Investments (Laos) Ltd.	Accommodation & Tourism Services	FY98, 01	1.2	—	0.7	—	0.7
Burapha Agro-forestry Company Ltd.	Industrial & Consumer Products	FY99	0.8	—	0.8	—	0.8
Endeavour Embroidery Co. Ltd	Textiles, Apparel, & Leather	FY99	0.2	—	0.1	—	0.1
Millicom Lao Company Limited	Information	FY05	4.0	—	4.0	—	4.0
Villa Santi	Accommodation & Tourism Services	FY01	1.2	—	1.1	—	1.1
					6.7	—	6.7
Mongolia							
Agricultural Bank of Mongolia	Finance & Insurance	FY04	1.2	—	—	1.2	1.2
G&M Industrial Co. Ltd.	Textiles, Apparel, & Leather	FY97	1.3	—	1.0	0.2	1.2
Trade & Development Bank of Mongolia	Finance & Insurance	FY04	4.9	—	3.5	1.4	4.9
XacBank Ltd.	Finance & Insurance	FY02	0.4	—	0.3	—	0.3
					4.9	2.8	7.6
Papua New Guinea							
PNG MicroFinance	Finance & Insurance	FY05	1.2	—	—	1.2	1.2
					—	1.2	1.2
Philippines							
Alaska Milk Corporation	Food & Beverages	FY79	—	—	—	0.6	0.6
All Asia Capital Trust (AACT)	Finance & Insurance	FY80, 83, 89, 90, 95	31.0	5.0	16.4	2.7	19.1
All AsiaCapital Growth Venture BVI—I, Ltd.	Collective Investment Vehicles	FY96	4.0	—	—	3.1	3.1
All AsiaCapital Managers, Inc.	Collective Investment Vehicles	FY96	0.0	—	—	+	+
Asian Eye Institute	Health Care	FY03	1.0	—	0.9	—	0.9
Asian Hospital Inc.	Health Care	FY01	5.0	—	4.3	—	4.3
Avalon Professional Web Trade Pte. Ltd	Information	FY01, 02	1.6	—	0.7	1.0	1.7
Avantex Mill Corporation	Textiles, Apparel, & Leather	FY91	13.2	—	—	2.0	2.0
Bahay Financial Services, Inc	Finance & Insurance	FY05	—	—	—	0.2	0.2
Bahkatan Housing Finance, Inc	Finance & Insurance	FY05	32.6	—	33.0	1.9	34.9
Banco de Oro Universal Bank	Finance & Insurance	FY02	20.0	—	10.0	6.2	16.2
Cagayan Electric Power & Light Co., Inc.	Utilities	FY05	14.9	—	15.2	—	15.2
Eastwood Cyber One Corporation	Professional, Scientific, & Technical Services	FY02, 05	32.5	—	27.3	—	27.3
Filinvest Alabang Inc.	Wholesale & Retail Trade	FY02	22.0	—	17.7	—	17.7

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EAST ASIA AND THE PACIFIC

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Philippines (continued)							
Filinvest Land, Inc.	Finance & Insurance	FY05	41.4	—	42.0	—	42.0
H&Q Philippines Holdings BVI, Inc.	Collective Investment Vehicles	FY99	5.8	—	—	5.7	5.7
H&Q Philippines Ventures II, Inc.	Collective Investment Vehicles	FY94	2.4	—	—	1.1	1.1
H&Q Philippines Ventures, Inc.	Collective Investment Vehicles	FY89	2.5	—	—	0.6	0.6
Holcim Philippines, Inc	Nonmetallic Mineral Product Manufacturing	FY93	23.8	—	—	5.6	5.6
Land Registration Systems, Inc.	Professional, Scientific, & Technical Services	FY04	24.7	—	22.0	2.7	24.7
Manila North Tollways Corporation	Transportation & Warehousing	FY02	45.4	—	36.3	—	36.3
Manila Water Company, Inc.	Utilities	FY03, 04	75.5	—	59.7	15.0	74.6
Mariwasa Manufacturing, Inc.	Nonmetallic Mineral Product Manufacturing	FY70, 72, 00	15.7	0.5	14.3	—	14.3
Marsman-Drysdale Agribusiness Holdings, Inc.	Food & Beverages	FY99	15.0	8.8	5.3	—	5.3
Micro Enterprise Bank, A Thrift Bank Inc.	Finance & Insurance	FY01	0.1	—	—	0.1	0.1
Mirant Pagbilao Corporation	Utilities	FY93	70.0	11.0	6.0	10.0	16.0
Mirant Sual Corporation	Utilities	FY96	47.5	196.0	19.5	—	19.5
Northern Mindanao Power Corporation	Utilities	FY93	16.8	21.0	—	4.3	4.3
Paramount Life & General Insurance Corporation	Finance & Insurance	FY05	1.5	—	—	1.5	1.5
Philippine Export Development Facility	Finance & Insurance	FY02	0.2	—	0.2	—	0.2
Pilipinas Shell Petroleum Corporation	Chemicals	FY93	40.3	65.9	—	1.6	1.6
PlantersBank Mortgage Securitization	Finance & Insurance	FY01	23.9	—	—	2.9	2.9
Pryce Gases Incorporated	Transportation & Warehousing	FY99	13.0	5.0	15.0	—	15.0
SME.COM	Information	FY00	0.1	—	—	0.1	0.1
STRADCOM Corporation	Transportation & Warehousing	FY01	17.6	—	6.8	8.0	14.8
Software Ventures Int'l., Inc	Professional, Scientific, & Technical Services	FY03	4.0	—	—	4.0	4.0
Victorias Chemical Corporation	Chemicals	FY73	2.2	—	—	0.3	0.3
Walden AB Ayala Management Co. Inc.	Collective Investment Vehicles	FY95	0.1	—	—	0.1	0.1
Walden AB Ayala Ventures Co. Inc	Collective Investment Vehicles	FY95	3.8	—	—	0.5	0.5
					352.6	81.7	434.4
Samoa							
Samoa Venture Capital Fund	Collective Investment Vehicles	FY05	0.4	—	—	0.4	0.4
Wilex Cocoa	Food & Beverages	FY97	0.3	—	0.3	—	0.3
					0.3	0.4	0.7

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[4] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

EAST ASIA AND THE PACIFIC

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Thailand							
Bangkok Mass Transit System Public Company Limited	Transportation & Warehousing	FY97, 99	99.7	—	9.8	9.8	19.7
Bumrungrad Hospital Public Company Limited—BHPC	Health Care	FY94	—	—	—	0.2	0.2
Fabrinet	Industrial & Consumer Products	FY04	3.0	—	1.2	—	1.2
Finance One publice company LTD credit line	Finance & Insurance	FY95	30.0	147.9	17.5	—	17.5
HMC Polymers Company Limited	Chemicals	FY88, 96	19.0	11.0	—	3.9	3.9
Krung Thai IBJ Leasing Company, Ltd. (KILC)	Finance & Insurance	FY92	0.4	—	—	0.4	0.4
Lombard Thailand Intermediate Fund, LLC.	Collective Investment Vehicles	FY02	37.5	—	—	33.8	33.8
Siam Asahi Technoglass Co. Ltd.	Industrial & Consumer Products	FY90	7.0	—	—	6.4	6.4
Siam Industrial Credit Public Co Ltd	Finance & Insurance	FY05	34.6	—	36.4	—	36.4
Thai Farmers Bank—Ladprao General Hospital Co. Ltd.	Health Care	FY92	0.3	—	—	0.3	0.3
Thai Petrochemical Industry Public Company Limited	Chemicals	FY97, 02	98.2	383.3	25.6	—	25.6
True Corporation Public Company Limited	Information	FY02	26.5	—	29.3	—	29.3
True Move Company Ltd.	Information	FY05	33.0	—	36.3	—	36.3
Tuntex Petrochemicals (Thailand) Public Co. Ltd.	Chemicals	FY94	24.9	137.5	—	4.9	4.9
United Palm Oil Industry Public Company Limited	Food & Beverages	FY88	—	—	—	1.1	1.1
					156.1	60.9	216.9
Vietnam							
Asia Commercial Bank	Finance & Insurance	FY03	5.0	—	—	5.0	5.0
Dragon Capital Limited	Collective Investment Vehicles	FY03	2.0	—	—	1.8	1.8
Franco-Vietnamese Hospital	Health Care	FY02	8.0	—	8.0	—	8.0
Global CyberSoft, Inc.	Information	FY02	1.3	—	—	1.3	1.3
Khai Vy Corporation and Duyen Hai Corporation	Industrial & Consumer Products	FY05	6.0	—	6.0	—	6.0
Nghi Son Cement Corporation	Nonmetallic Mineral Product Manufacturing	FY99	(8.8)	(7.7)	10.1	—	10.1
Paul Maitland International	Industrial & Consumer Products	FY06	8.0	—	7.2	—	7.2
RMIT International University Vietnam (RIUV)	Education Services	FY02	7.3	—	7.3	—	7.3
Saigon Thuong Tin Commercial Joint Stock Bank	Finance & Insurance	FY03, 04, 05, 06	10.2	—	—	10.2	10.2
Vietnam Enterprise Investment Limited	Collective Investment Vehicles	FY02, 03	20.0	—	2.0	7.4	9.4
Vinh Phat Company Limited	Textiles, Apparel, & Leather	FY99	10.2	—	0.1	—	0.1
					40.7	25.7	66.4

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EAST ASIA AND THE PACIFIC

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Regional Investment							
AIF Capital Limited	Collective Investment Vehicles	FY95, 98	0.1	—	—	0.1	0.1
Asia Opportunity Fund, L.P.	Collective Investment Vehicles	FY99	73.3	—	—	40.3	40.3
The Asian Infrastructure Fund	Collective Investment Vehicles	FY95	50.0	—	—	19.6	19.6
Asian Lion Fund Limited	Collective Investment Vehicles	FY06	6.0	—	—	6.0	6.0
Avenue Asia Special Situations Fund III, L.P.	Collective Investment Vehicles	FY04	40.0	—	—	39.9	39.9
Avenue Asia Special Situations Fund IV, LP	Collective Investment Vehicles	FY06	50.0	—	—	50.0	50.0
Kula Fund Limited	Collective Investment Vehicles	FY98	3.0	—	—	0.6	0.6
SMELoan	Finance & Insurance	FY02	16.0	—	—	5.0	5.0
Vital Solutions Pte. Ltd.	Information	FY01	1.0	—	—	1.0	1.0
					—	162.5	163.0
Total equity and loans					**1,824.6**	**1,242.5**	**3,067.1**
Total guarantees and risk management products							**275.2**
Total IFC portfolio for East Asia and the Pacific							**3,342.3**

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
SOUTH ASIA							
Bangladesh							
BRAC Bank	Finance & Insurance	FY04	1.6	—	—	1.6	1.6
DeltaBRAC Housing Finance Corporation	Finance & Insurance	FY98	3.0	—	1.9	0.7	2.6
Dynamic Textile Industries Limited	Textiles, Apparel, & Leather	FY92	2.5	2.0	1.9	—	1.9
GrameenPhone Limited	Information	FY04, 06	89.0	—	83.0	—	83.0
Industrial Promotion and Development Company of Bangladesh Limited	Finance & Insurance	FY80, 99	11.1	—	3.1	—	3.1
Khulna Power Company Limited	Utilities	FY99	22.5	21.6	10.4	—	10.4
Lafarge Surma Cement Limited	Nonmetallic Mineral Product Manufacturing	FY02	45.0	15.0	35.0	10.0	45.0
R.A.K. Ceramics (Bangladesh) Pvt. Ltd.	Nonmetallic Mineral Product Manufacturing	FY03	12.0	—	7.2	—	7.2
World Communications, Inc.	Information	FY98	0.0	—	—	+	+
					142.5	12.3	154.8
Bhutan							
Bhutan Resorts Corporation Limited	Accommodation & Tourism Services	FY04	10.0	—	9.4	—	9.4
					9.4	—	9.4
India							
AD Hydro Power Limited	Utilities	FY05	49.1	—	39.7	7.0	46.7
APIDC Biotechnology Venture Fund	Collective Investment Vehicles	FY05	4.0	—	—	4.0	4.0
Andhra Pradesh Paper Mills Limited	Pulp & Paper	FY05	40.0	—	35.0	5.0	40.0
Apollo Hospitals Enterprise Limited	Health Care	FY06	5.1	—	—	5.1	5.1
Apollo Tyres Limited	Plastics & Rubber	FY03, 05	29.4	15.0	23.3	—	23.3
Atul Limited	Chemicals	FY06	17.0	—	16.9	—	16.9
BHW-Birla Home Finance Limited	Finance & Insurance	FY04	21.2	—	20.7	—	20.7
Ballarpur Industries Limited	Pulp & Paper	FY01, 04	15.0	—	15.0	—	15.0
Balrampur Chini Mills Ltd.	Food & Beverages	FY03	14.9	—	12.1	—	12.1
Bharat Biotech International Limited	Chemicals	FY05	4.5	—	—	4.5	4.5
Bharti Tele-Ventures Limited (LTVL)	Information	FY01	20.0	—	—	4.0	4.0
Bhartiya Samruddhi Finance Limited	Finance & Insurance	FY01	1.0	—	—	1.0	1.0
Bihar Sponge Iron Limited	Primary Metals	FY85, 91	9.6	—	5.9	—	5.9
CESC Limited	Utilities	FY91, 93	51.5	67.0	11.1	—	11.1
CMS Computers Ltd	Information	FY04	22.5	—	—	12.5	12.5
Cairn Energy PLC	Oil, Gas, & Mining	FY04, 06	164.8	—	150.0	—	150.0
Chennai Water Desalination Limited	Utilities	FY06	25.1	—	24.9	—	24.9
Continental Carbon India Limited	Chemicals	FY01, 04, 06	18.0	11.5	13.0	2.0	15.0
Cosmo Films Limited	Plastics & Rubber	FY03, 05	14.1	—	3.8	4.2	7.9
Crompton Greaves Ltd	Industrial & Consumer Products	FY04	15.0	—	14.4	—	14.4
DCM Shriram Consolidated Limited	Chemicals	FY05, 06	45.0	—	45.0	—	45.0
DQ Entertainment Limited	Information	FY03	3.0	—	1.5	1.5	3.0
Dabur Pharma Limited	Chemicals	FY05	15.1	—	—	15.1	15.1
Dewan Housing Finance Corporation Ltd.	Finance & Insurance	FY03	12.0	—	10.5	—	10.5

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[4] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

SOUTH ASIA

India (continued)

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Eurolight Electricals Pvt. Ltd.	Industrial & Consumer Products	FY98	0.0	—	—	+	+
The Federal Bank Limited	Finance & Insurance	FY06	31.5	—	—	31.5	31.5
GVK Industries Limited	Utilities	FY96	37.5	45.5	—	7.5	7.5
Global Trade Finance (Pvt.) Limited	Finance & Insurance	FY01, 06	3.5	—	—	2.2	2.2
Global Trust Bank Limited	Finance & Insurance	FY94, 98, 00, 01	16.0	—	—	1.4	1.4
Hole-in-the-Wall Education Limited	Education Services	FY02	1.6	—	—	0.4	0.4
Housing Development Finance Corporation Limited	Finance & Insurance	FY78, 87, 91, 93, 01, 03	147.8	100.0	100.0	—	100.0
ING Vysya Bank	Finance & Insurance	FY01, 05	10.8	—	—	7.2	7.2
Indecomm Global Services	Information	FY06	2.6	—	—	2.6	2.6
India Auto Ancillary Fund	Collective Investment Vehicles	FY99	2.3	—	—	0.6	0.6
The India Direct Fund, L.P.	Collective Investment Vehicles	FY96	7.5	—	—	6.2	6.2
Indian Hydropower Development Company	Utilities	FY06	15.0	—	14.9	—	14.9
Indian Seamless Metal Tubes Limited	Primary Metals	FY01	6.0	—	6.0	—	6.0
Indus Investments Mauritius Limited	Collective Investment Vehicles	FY96	0.0	—	—	+	+
Indus Venture Investments Limited	Collective Investment Vehicles	FY96	5.0	—	—	1.3	1.3
Indus Venture Management Limited	Collective Investment Vehicles	FY92	—	—	—	+	+
Infrastructure Development Finance Company Limited	Finance & Insurance	FY98, 05	65.5	100.0	50.0	10.8	60.8
iLabs Investment Fund II, LLC	Collective Investment Vehicles	FY06	20.0	—	—	20.0	20.0
International Auto Limited	Industrial & Consumer Products	FY06	10.0	—	—	9.8	9.8
JK Paper Ltd	Pulp & Paper	FY06	26.5	—	15.0	11.5	26.5
KPIT Cummins Infosystems Limited	Professional, Scientific, & Technical Services	FY05	13.5	—	11.0	2.5	13.5
Kotak Mahindra Bank Limited	Finance & Insurance	FY05	22.0	—	22.0	—	22.0
L G Balakrishnan & Bros	Industrial & Consumer Products	FY06	19.7	—	14.3	4.8	19.1
Larsen & Toubro	Construction & Real Estate	FY03	50.0	—	50.0	—	50.0
Lok Capital LLC	Finance & Insurance	FY06	2.0	—	—	2.0	2.0
Mahindra & Mahindra Financial Services Limited	Finance & Insurance	FY02	17.2	—	16.0	—	16.0
Mahindra Infrastructure Developers Limited	Utilities	FY01	10.0	—	—	10.0	10.0
Mahindra Shubhlabh Services Limited	Agriculture & Forestry	FY03	2.2	—	—	2.3	2.3
Montalvo Systems Inc.	Professional, Scientific, & Technical Services	FY06	3.0	—	—	3.0	3.0
Moser Baer India Limited	Industrial & Consumer Products	FY96, 99, 00	71.3	—	12.6	20.1	32.7
Nagarjuna Coated Tubes Limited	Primary Metals	FY81	1.8	—	—	0.2	0.2
Nevis Networks Inc	Information	FY06	4.0	—	—	4.0	4.0
NewPath Ventures LLC	Professional, Scientific, & Technical Services	FY03, 04	13.0	—	—	13.0	13.0
Nicco-Uco Financial Services Limited	Finance & Insurance	FY93, 96, 97, 98	6.5	—	1.9	—	1.9
Niko Resources Ltd	Oil, Gas, & Mining	FY03	40.0	—	24.4	—	24.4
Orchid Chemicals & Pharmaceuticals Limited	Chemicals	FY01	20.0	—	—	0.7	0.7

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[3] (US$ millions) Loan	Equity	Total Loans and Equity

SOUTH ASIA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
India (continued)							
Owens Corning (India) Limited	Nonmetallic Mineral Product Manufacturing	FY97	25.0	—	5.9	—	5.9
PSL Limited	Primary Metals	FY06	20.0	—	15.0	5.2	20.2
Powerlinks Transmission Limited	Utilities	FY04	74.6	—	73.4	—	73.4
RAK Ceramics India Pvt. Ltd.	Nonmetallic Mineral Product Manufacturing	FY04	20.0	—	20.0	—	20.0
Rain Calcining Limited	Chemicals	FY96, 05	34.7	—	10.0	2.3	12.3
Ramky Infrastructure Ltd.	Utilities	FY05	15.0	—	3.8	10.3	14.1
Ruchi Soya Industries Limited	Food & Beverages	FY06	10.0	—	—	10.0	10.0
SREI International Finance Limited	Finance & Insurance	FY98, 00	33.0	—	9.7	—	9.7
Sealion Sparkle Port & Terminal Services Limited	Transportation & Warehousing	FY05	4.9	—	4.4	—	4.4
South Asian Regional Apex Fund	Collective Investment Vehicles	FY96	7.3	—	—	5.7	5.7
Spryance, Inc.	Information	FY01, 03	3.0	—	—	3.0	3.0
Steuerung Anlage Pvt. Ltd.	Industrial & Consumer Products	FY98	0.1	—	—	0.1	0.1
Sundaram Finance Limited	Finance & Insurance	FY86, 93, 94, 95, 04	47.5	—	43.1	—	43.1
Sundaram Home Finance Limited	Finance & Insurance	FY00, 02	12.5	—	7.2	2.2	9.4
TAN India Limited	Chemicals	FY89	—	—	+	—	+
TCW/ICICI Private Equity Fund, L.L.C.	Collective Investment Vehicles	FY98	10.0	—	—	3.0	3.0
The Tata Iron and Steel Company Limited	Primary Metals	FY81, 86, 93, 94, 05	195.0	216.7	100.0	—	100.0
The Technology Development and Information Company of India Limited	Collective Investment Vehicles	FY91	2.8	—	—	+	+
United Phosphorus Limited	Chemicals	FY04	17.5	—	15.5	—	15.5
United Riceland Limited	Food & Beverages	FY96, 05	18.5	—	14.1	—	14.1
Usha Martin Limited	Primary Metals	FY03	24.6	—	—	0.7	0.7
Walden-Nikko India Management Co. Ltd.	Collective Investment Vehicles	FY98	0.0	—	—	+	+
Walden-Nikko India Ventures Co., L.D.C.	Collective Investment Vehicles	FY98	2.4	—	—	1.7	1.7
					1,102.9	285.6	1,388.5
Maldives							
Maldives Finance Leasing Company Limited	Finance & Insurance	FY02	4.3	—	2.7	1.3	3.9
Taj Maldives (Pvt.) Ltd	Accommodation & Tourism Services	FY04	8.5	8.5	7.6	—	7.6
Universal Enterprises Pvt. Limited	Accommodation & Tourism Services	FY05	30.0	—	30.0	—	30.0
Villa Shipping and Trading Company Private Limited	Accommodation & Tourism Services	FY96, 03	21.0	—	9.0	—	9.0
Wataniya Telecom Maldives Pvt. Ltd	Information	FY06	20.0	—	20.0	—	20.0
					69.3	1.3	70.5

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[4] (US$ millions) Loan	Equity	Total Loans and Equity
SOUTH ASIA							
Nepal							
Bhote Koshi Power Company Private Limited	Utilities	FY98	23.9	32.9	13.2	2.9	16.2
Himal Power Limited	Utilities	FY96	32.0	—	20.7	—	20.7
International Leasing and Finance Co., Ltd.	Finance & Insurance	FY01	0.3	—	—	0.3	0.3
Jomsom Mountain Resort (Pvt.), Ltd.	Accommodation & Tourism Services	FY98	4.0	—	4.0	—	4.0
					37.9	3.2	41.2
Sri Lanka							
Asia Power (Private) Limited	Utilities	FY97	11.0	8.8	—	2.3	2.3
Commercial Bank of Ceylon	Finance & Insurance	FY03, 04	12.9	—	—	12.8	12.8
Dialog Telekom Ltd.	Information	FY04	50.0	—	48.8	—	48.8
Fitch Ratings Lanka Limited	Finance & Insurance	FY00	0.1	—	—	0.1	0.1
Lanka Hospital Corporation Private limited	Health Care	FY01	1.1	—	—	—	—
Packages Lanka (Private) Limited	Pulp & Paper	FY97	1.1	—	—	1.1	1.1
South Asia Gateway Terminals (Private) Limited	Transportation & Warehousing	FY00	28.6	—	12.7	3.6	16.3
Suntel Limited	Information	FY01	7.5	—	—	7.5	7.5
					61.4	27.4	88.8
Regional Investment							
Asian Mezzanine Infrastructure Fund	Collective Investment Vehicles	FY97	2.3	—	—	0.6	0.6
J.P. Morgan Partners Asia LDC	Collective Investment Vehicles	FY99	0.0	—	—	+	+
SEAVI Venture Management (Bermuda) Limited	Collective Investment Vehicles	FY03	—	—	—	+	+
					—	0.6	0.6
Total equity and loans					**1,423.4**	**330.5**	**1,753.9**
Total guarantees and risk management products							**67.6**
Total IFC portfolio for South Asia							**1,821.4**

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Albania							
Fushe-Kruja Cement Factory	Nonmetallic Mineral Product Manufacturing	FY05	30.0	—	30.0	—	30.0
Insurance Institute of Albania	Finance & Insurance	FY04	5.5	—	—	6.2	6.2
National Commercial Bank Sh.A.	Finance & Insurance	FY00	2.0	—	—	2.0	2.0
ProCredit Bank Albania	Finance & Insurance	FY00	1.1	—	—	1.0	1.0
Vodafone Albania SH.A	Information	FY04	28.1	6.1	31.0	—	31.0
					61.0	9.2	70.3
Armenia							
ACBA Leasing	Finance & Insurance	FY03	2.3	—	2.0	0.3	2.3
Armeconombank	Finance & Insurance	FY04	2.0	—	2.0	—	2.0
Armenia Hotel Closed Joint Stock Company	Accommodation & Tourism Services	FY01, 04	4.8	—	—	4.8	4.8
Inecobank	Finance & Insurance	FY06	3.0	—	3.0	—	3.0
NAREK LLC	Construction & Real Estate	FY06	5.2	—	5.2	—	5.2
					12.2	5.1	17.3
Azerbaijan							
AzeriGazbank	Finance & Insurance	FY98, 03, 06	6.9	—	3.9	2.3	6.2
Baku Hotel Company	Accommodation & Tourism Services	FY00	17.5	—	1.5	—	1.5
Microfinance Bank Azerbaijan	Finance & Insurance	FY02, 04, 06	4.8	—	3.0	1.8	4.8
Rabitabank	Finance & Insurance	FY98, 03	1.6	—	0.9	—	0.9
UniBank	Finance & Insurance	FY06	5.0	—	5.0	—	5.0
					14.3	4.1	18.3
Belarus							
Detroit Belarus Brewing Company	Food & Beverages	FY04, 06	10.5	—	9.0	3.5	12.5
JSC Belgazprombank	Finance & Insurance	FY05	5.0	—	5.0	—	5.0
Priorbank Joint Stock Company	Finance & Insurance	FY03, 05	14.0	—	49.3	—	49.3
					63.3	3.5	66.8
Bosnia and Herzegovina							
Akova Impex, d.o.o.	Food & Beverages	FY99	2.1	—	0.2	—	0.2
Bosnalijek, d.d. Sarajevo	Chemicals	FY99, 01, 05	13.9	—	9.6	1.8	11.5
Fabrika Cementa Lukavac	Nonmetallic Mineral Product Manufacturing	FY03	9.8	2.4	10.9	—	10.9
HVB Central Profit Banka d.d.	Finance & Insurance	FY02, 04, 05	23.2	—	11.1	15.6	26.6
Horizonte Bosnia and Herzegovina Enterprise Fund	Collective Investment Vehicles	FY98	1.9	—	—	1.9	1.9
Konjuh d.d.	Industrial & Consumer Products	FY98	—	—	1.7	—	1.7
Kozara d.d.	Industrial & Consumer Products	FY98	—	—	1.7	—	1.7
Lijanovici d.o.o.	Food & Beverages	FY99	2.5	—	0.9	—	0.9
MDD Lignosper	Industrial & Consumer Products	FY98	2.0	—	2.3	—	2.3
MI-BOSPO	Finance & Insurance	FY06	2.6	—	2.5	—	2.5
Nova banka a.d., Bijeljina	Finance & Insurance	FY06	12.4	—	12.6	—	12.6

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Bosnia and Herzegovina (continued)							
Podgradci d.d.	Industrial & Consumer Products	FY98	—	—	1.1	—	1.1
ProCredit Bank d.d.	Finance & Insurance	FY98, 99, 01, 03	4.2	—	2.8	—	2.8
Raiffeisen Bank d.d. Bosnia and Herzegovina	Finance & Insurance	FY03, 05, 06	51.3	—	46.9	—	46.9
Sarajevo Privatization Venture Ltd.	Collective Investment Vehicles	FY02, 03	11.5	—	—	+	+
Sour Energoinvest	Industrial & Consumer Products	FY85	11.7	—	9.8	—	9.8
Tvornica Kartona I Ambalaze Cazin	Pulp & Paper	FY77	8.0	7.1	4.3	—	4.3
					118.4	19.3	137.7
Bulgaria							
Bulbank AD	Finance & Insurance	FY01	17.3	—	—	17.5	17.5
Drujba A.D.	Nonmetallic Mineral Product Manufacturing	FY04	24.3	—	22.6	—	22.6
EPIQ NV	Industrial & Consumer Products	FY06	23.4	—	25.1	—	25.1
Epiq Electronic Assembly EOOD	Industrial & Consumer Products	FY01	5.5	—	4.1	—	4.1
Euromerchant Balkan Fund SICAV	Collective Investment Vehicles	FY95	5.0	—	—	0.3	0.3
Kronospan Bulgaria EOOD	Industrial & Consumer Products	FY00, 01	19.7	12.3	18.0	—	18.0
Paper Factory Stambolijski	Pulp & Paper	FY02	25.5	—	5.5	—	5.5
ProCredit Bank (Bulgaria) AD	Finance & Insurance	FY01, 03, 04	15.7	—	10.5	—	10.5
Sofia Hilton	Accommodation & Tourism Services	FY98	12.8	9.5	10.4	—	10.4
Stomana Industry A D	Primary Metals	FY04, 06	44.2	—	43.1	—	43.1
Trakya Glass Bulgaria EAD	Nonmetallic Mineral Product Manufacturing	FY04	42.7	65.1	36.5	7.5	44.0
Unionbank AD	Finance & Insurance	FY03, 05	11.3	—	10.0	—	10.0
					185.7	25.2	211.0
Croatia							
Alpe Jadran Banka d.d	Finance & Insurance	FY98	3.1	—	3.2	—	3.2
Belisce d.d.	Pulp & Paper	FY73, 81, 98, 03	60.7	64.1	16.0	6.0	22.0
Belje d.d.	Agriculture & Forestry	FY06	51.1	—	50.3	—	50.3
Brodogradiliste	Industrial & Consumer Products	FY00	12.1	9.0	0.1	0.5	0.6
The CC Partnership L P	Collective Investment Vehicles	FY99	5.0	—	—	4.9	4.9
Erste & Steiermarkische Bank d.d	Finance & Insurance	FY00, 03	36.4	—	21.9	—	21.9
Privredna banka Zagreb d.d.	Finance & Insurance	FY05	99.4	—	94.2	—	94.2
					185.7	11.4	197.1
Czech Republic							
CDV-1 Holding Company, L P	Finance & Insurance	FY01, 03	17.3	—	—	1.3	1.3
The Czech and Slovak Private Equity Fund, L.P.	Collective Investment Vehicles	FY95	2.5	—	—	0.8	0.8
Duff & Phelps CZ, a.s.	Finance & Insurance	FY99	0.0	—	—	+	+
Hayes Wheels Autokola Nova Hut, a.s.	Industrial & Consumer Products	FY94	16.1	21.5	3.2	—	3.2
					3.2	2.1	5.3

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Estonia							
Horizon Tselluloosi Ja Paberi Aktsiaselts	Pulp & Paper	FY98, 00	13.1	—	4.6	1.1	5.7
					4.6	1.1	5.7
Georgia							
Bank of Georgia	Finance & Insurance	FY00, 03	7.2	—	4.7	—	4.7
JSC Saatksio Szagadoeba MINA	Nonmetallic Mineral Product Manufacturing	FY99	8.8	—	4.2	2.5	6.7
ProCredit Bank	Finance & Insurance	FY99, 00, 01, 02, 04	12.1	—	6.4	2.2	8.6
TBC Bank	Finance & Insurance	FY98, 00, 02, 04, 05, 06	19.6	—	5.6	9.6	15.2
TBC Leasing	Finance & Insurance	FY05	3.0	—	3.0	—	3.0
TbilComBank	Finance & Insurance	FY99	1.0	—	0.5	—	0.5
					24.5	14.3	38.8
Greece							
Asbestos Mines of Northern Greece, Mining S.A.	Oil, Gas, & Mining	FY80	11.1	—	—	2.8	2.8
					—	2.8	2.8
Hungary							
First Hungary Fund Limited	Collective Investment Vehicles	FY90	7.5	—	—	2.1	2.1
Honeywell ESCO Hungary	Utilities	FY00	0.4	—	—	0.4	0.4
Mirelite Budapest Frozen Food Company INC. (Mirelite)	Food & Beverages	FY94	3.0	—	—	3.0	3.0
					—	5.5	5.5
Kazakhstan							
ABN-AMRO Bank Kazakhstan	Finance & Insurance	FY94, 96, 98, 03	15.3	1.0	10.0	4.6	14.6
BTA Leasing	Finance & Insurance	FY05	6.1	—	5.0	1.1	6.1
Bank CenterCredit	Finance & Insurance	FY05	10.0	—	10.0	—	10.0
CASPI Limited	Accommodation & Tourism Services	FY01	2.5	—	1.3	—	1.3
Ispat Karmet SME Resource TOO	Collective Investment Vehicles	FY02	3.4	—	3.3	0.1	3.4
Joint Stock Company Ispat Karmet	Primary Metals	FY98, 99	30.7	—	2.3	—	2.3
Kazgermunai	Oil, Gas, & Mining	FY98	41.0	—	18.0	0.7	18.7
Kazkommertsbank	Finance & Insurance	FY97, 00, 03	12.5	—	—	1.0	1.0
Lukoil Overseas Karachaganak B.V	Oil, Gas, & Mining	FY03	75.0	75.0	58.3	—	58.3
OJSC NefteBank	Finance & Insurance	FY01	2.5	—	2.5	—	2.5
Rambutya Limited Liability Partnership	Wholesale & Retail Trade	FY00, 02	12.9	—	5.1	—	5.1
TuranAlem Bank	Finance & Insurance	FY00, 03	15.0	—	—	4.9	4.9
					115.8	12.4	128.1
Kyrgyz Republic							
Akun Ltd.	Food & Beverages	FY02	2.4	—	2.1	—	2.1
Demirbank Kyrgyz International Bank	Finance & Insurance	FY97, 03	0.6	—	—	0.6	0.6
FINCA Microfinance Resource	Finance & Insurance	FY02	1.0	—	—	1.0	1.0

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Kyrgyz Republic (continued)							
Joint Stock Commercial Bank Kyrgyzstan	Finance & Insurance	FY04	1.5	—	1.5	—	1.5
Joint-Stock Company Investment Export-Import Bank (Inexim)	Finance & Insurance	FY04	1.5	—	1.5	—	1.5
Kazkommertsbank Kyrgyzstan	Finance & Insurance	FY03	—	—	2.0	—	2.0
Kyrgyz Investment & Credit Bank	Finance & Insurance	FY01, 05	3.9	—	2.5	1.4	3.9
Kyrgyz-Chinese Joint Venture Altyn-Ajydar	Pulp & Paper	FY00, 05	1.7	—	1.4	—	1.4
Microcredit Agency Bai Tushum Financial Fund	Finance & Insurance	FY06	1.2	—	1.2	—	1.2
					12.2	3.0	15.2
Latvia							
Baltic-American Enterprise Fund	Finance & Insurance	FY05	7.1	—	2.2	—	2.2
					2.2	—	2.2
Lithuania							
AB Drobe Wool	Textiles, Apparel, & Leather	FY00	6.6	—	2.3	—	2.3
					2.3	—	2.3
Macedonia, Former Yugoslav Republic of							
Komercijalna Banka A.D. Skopje	Finance & Insurance	FY01	3.1	—	0.7	—	0.7
Makedonski Telekomunikacii AD Skopje	Information	FY98	25.0	25.0	—	11.3	11.3
ProCredit Bank Macedonia	Finance & Insurance	FY03	1.0	—	—	1.1	1.1
Small Enterprise Assistance Fund-Macedonia Fund L.L.C.	Collective Investment Vehicles	FY00	1.8	—	—	0.5	0.5
Stopanska Banka a.d. Skopje	Finance & Insurance	FY98, 00, 01, 03	12.4	—	—	10.5	10.5
Teteks A.D. Tetovo	Textiles, Apparel, & Leather	FY98, 02	6.8	—	3.1	—	3.1
					3.8	23.5	27.3
Moldova							
FinComBank S.A	Finance & Insurance	FY03, 04	3.0	—	1.8	—	1.8
INCON JSC, Cupchin JSC, Ungheni JSC, and Floresti JSC	Food & Beverages	FY97	7.4	—	2.4	2.0	4.4
Mobiasbanca S.A	Finance & Insurance	FY01, 06	5.0	—	5.0	—	5.0
Moldinconbank S.A	Finance & Insurance	FY01, 04	7.0	—	3.6	—	3.6
ProCredit Bank Moldova	Finance & Insurance	FY00	1.0	—	0.9	—	0.9
RED Chisinau, RED Centru & RED Sud	Utilities	FY02	25.0	—	20.0	—	20.0
Victoriabank	Finance & Insurance	FY02, 04	9.0	—	5.6	—	5.6
Voxtel S.A.	Information	FY99, 00, 01	15.3	21.8	—	1.6	1.6
					39.1	3.6	42.8

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Poland							
Baltic Malt Sp. z o.o.	Food & Beverages	FY97	8.6	—	—	2.0	2.0
Central Poland Fund, L.L.C.	Collective Investment Vehicles	FY98	1.6	—	—	1.5	1.5
Global Hotels Development Group Poland S.A.	Accommodation & Tourism Services	FY99	10.4	—	9.4	3.2	12.6
Honeywell ESCO Polska	Utilities	FY00	0.2	—	—	+	+
Intercell S.A.	Pulp & Paper	FY95, 97, 98, 01, 04	9.5	—	—	+	+
Peters Fleischindustrie und Handel Aktiengesellschaft	Food & Beverages	FY94	6.5	—	4.4	0.9	5.2
The Poland Investment Fund L.P.	Collective Investment Vehicles	FY95	2.5	—	—	0.7	0.7
					13.8	8.2	22.0
Romania							
Banc Post S.A.	Finance & Insurance	FY99, 02, 06	26.7	—	—	14.8	14.8
Banca Comerciala Romana S. A.	Finance & Insurance	FY03, 04, 06	273.8	—	156.7	111.0	267.7
Banca Pentru Mica Industrie si Libera Initiativa	Finance & Insurance	FY05	7.0	—	7.0	—	7.0
Banca Transilvania	Finance & Insurance	FY04, 05	69.4	—	69.6	—	69.6
Danube Fund Limited	Collective Investment Vehicles	FY97	2.0	—	—	+	+
Domenia Credit S.A.	Finance & Insurance	FY04	5.0	—	4.5	—	4.5
ICME	Primary Metals	FY02	8.7	—	6.9	—	6.9
ProCredit Bank S.A.	Finance & Insurance	FY02, 03, 04	7.6	—	5.0	2.6	7.6
Raiffeisen Bank S.A.	Finance & Insurance	FY05	—	—	40.0	—	40.0
Romania Gas Holding	Utilities	FY05	54.1	—	—	48.8	48.8
Romanian-American Enterprise Fund	Finance & Insurance	FY04	3.0	—	3.0	—	3.0
S.C. Petrotel-Lukoil S.A.	Chemicals	FY06	35.0	47.0	35.0	—	35.0
Transport Trade Services S.A.	Transportation & Warehousing	FY06	16.8	—	17.6	—	17.6
Unicredit Leasing Romania S A	Finance & Insurance	FY95, 98, 01	9.8	—	0.4	—	0.4
Unicredit Leasing S.A.	Finance & Insurance	FY05	9.4	—	9.4	—	9.4
					355.2	177.1	532.3
Russian Federation							
A.O. Mosenergo	Utilities	FY98	20.0	—	7.9	—	7.9
Absolut Bank	Finance & Insurance	FY06	28.3	—	15.0	13.3	28.3
Agro-Industrial Finance Company	Finance & Insurance	FY03	5.5	10.0	5.0	0.5	5.5
BCEN Eurobank	Finance & Insurance	FY03	100.0	—	62.5	—	62.5
BSGV Leasing	Finance & Insurance	FY04	19.5	—	70.9	—	70.9
Banque Societe Generale Vostok	Finance & Insurance	FY04	75.0	—	25.0	—	25.0
Baring Vostok Private Equity Fund III	Collective Investment Vehicles	FY05	12.5	—	—	12.5	12.5
Baring Vostok Private Equity Fund, L.P. 2	Collective Investment Vehicles	FY01	15.0	—	—	2.1	2.1
Bauxite Timana (SUAL)	Primary Metals	FY05	15.0	10.0	15.0	—	15.0
Brunswick Capital	Transportation & Warehousing	FY06	45.0	—	37.5	7.5	45.0
Chukotka Mining and Geological Company	Oil, Gas, & Mining	FY06	—	—	39.0	—	39.0
Cinema Park	Wholesale & Retail Trade	FY06	20.0	—	20.0	—	20.0
Commercial Bank DeltaCredit	Finance & Insurance	FY02, 03	74.0	—	68.1	—	68.1

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Russian Federation (continued)							
Egar Technology	Professional, Scientific, & Technical Services	FY02	1.5	—	—	1.5	1.5
Eurosib Group (Valory Corporation NV and subsidiaries)	Transportation & Warehousing	FY05, 06	78.0	71.5	78.0	—	78.0
First Russia-NIS Fund	Collective Investment Vehicles	FY95	15.0	—	—	+	+
Forus Bank	Finance & Insurance	FY06	6.2	—	6.7	—	6.7
IBS Group Holdings Limited	Information	FY03	8.0	—	—	8.0	8.0
Independent Network Television Holdings, Ltd.	Information	FY04, 06	20.5	—	16.1	3.5	19.6
Industrial Investors	Transportation & Warehousing	FY06	15.0	—	15.0	—	15.0
JSC Lebedyansky	Food & Beverages	FY04	35.0	—	35.0	—	35.0
JSC SFAT	Transportation & Warehousing	FY04, 05	60.0	55.0	53.7	—	53.7
JSC Volga-Dnepr Airlines	Transportation & Warehousing	FY02	16.9	13.0	15.7	—	15.7
Kronospan Russia	Industrial & Consumer Products	FY04, 05	87.3	—	88.0	—	88.0
KuibyshevAzot JSC	Chemicals	FY05	15.0	—	13.5	—	13.5
Limited Liability Company Esanna Holdings	Accommodation & Tourism Services	FY05	15.0	50.0	14.3	—	14.3
Moscow Credit Bank	Finance & Insurance	FY05, 06	15.0	—	15.0	—	15.0
NBD Bank	Finance & Insurance	FY02, 03, 06	14.5	—	10.8	—	10.8
New Medical Center	Health Care	FY01	2.1	—	1.7	—	1.7
North-Western Shipping Company	Transportation & Warehousing	FY05	23.0	23.5	23.0	—	23.0
OAO Novatek	Oil, Gas, & Mining	FY05	35.0	—	—	11.5	11.5
OAO TogliattiAzot	Chemicals	FY05	30.0	45.0	30.0	—	30.0
OAO Ural-Siberian Bank	Finance & Insurance	FY06	30.0	—	30.0	—	30.0
OOO Kronostar	Industrial & Consumer Products	FY04, 05	94.3	49.3	91.7	—	91.7
OOO Raiffeisen Leasing	Finance & Insurance	FY05	—	—	18.4	—	18.4
OOO Ruscam	Nonmetallic Mineral Product Manufacturing	FY02, 03, 04	40.5	—	31.9	—	31.9
OOO Stora Enso Packaging BB	Pulp & Paper	FY00, 02	14.5	—	3.5	—	3.5
OOO Swedwood Tichvin	Industrial & Consumer Products	FY02	5.6	—	4.8	—	4.8
OOO Vladpivo Ltd	Food & Beverages	FY06	14.1	—	9.6	5.3	14.9
Open Joint Stock Company "Alliance Oil Company"	Chemicals	FY06	25.0	—	25.0	—	25.0
Open Joint Stock Company Commercial Bank "Center-invest"	Finance & Insurance	FY02, 05, 06	12.0	—	14.2	—	14.2
Peter Hambro Mining Plc	Oil, Gas, & Mining	FY05, 06	32.4	—	—	28.8	28.8
Pilkington Float Glass Russia	Nonmetallic Mineral Product Manufacturing	FY04	53.7	—	53.4	—	53.4
Probusiness Bank	Finance & Insurance	FY02	5.0	—	5.0	—	5.0
Promek Bank	Finance & Insurance	FY05	—	—	158.7	—	158.7
Quadriga Capital Russia Fund	Collective Investment Vehicles	FY05	17.7	—	—	17.7	17.7
Ramenka Ltd.	Wholesale & Retail Trade	FY99, 01, 03, 06	140.5	30.0	90.6	—	90.6
ruNet Holdings Limited	Professional, Scientific & Technical Services	FY03	6.0	—	1.0	5.0	6.0
Russia Partners II, LP	Collective Investment Vehicles	FY05	10.0	—	—	9.8	9.8
Russia Womens' Microfinance Network	Finance & Insurance	FY05	1.0	—	1.1	—	1.1

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Russian Federation (continued)

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Russian Standard Bank	Finance & Insurance	FY02, 04, 06	134.0	60.0	130.1	10.0	140.1
The Russian Technology Fund, L.P.	Collective Investment Vehicles	FY96	1.0	—	—	0.9	0.9
Sector Investment Holding Company Limited	Collective Investment Vehicles	FY96	—	—	—	+	+
Severstaltrans; Balttranservis; Sevtekhnotrans	Transportation & Warehousing	FY04	40.0	—	34.3	—	34.3
Sibakadembank	Finance & Insurance	FY05, 06	19.0	—	19.0	—	19.0
Small Business Credit Bank (KMB Bank)	Finance & Insurance	FY02	7.0	—	3.9	—	3.9
Stavropolsky Broiler	Agriculture & Forestry	FY03	15.0	—	13.5	—	13.5
Trio Invest LLC	Transportation & Warehousing	FY06	20.0	—	20.0	—	20.0
UralTransBank	Finance & Insurance	FY03	7.5	—	5.8	—	5.8
Volga Shipping Company	Transportation & Warehousing	FY05	25.2	17.3	24.5	—	24.5
Vyksa Steel Works	Primary Metals	FY06	60.0	—	60.0	—	60.0
ZAO DeltaLeasing	Finance & Insurance	FY04, 06	10.2	—	8.7	—	8.7
ZAO Europlan	Finance & Insurance	FY02	10.0	—	2.9	—	2.9
ZAO Locko Bank	Finance & Insurance	FY06	26.4	—	11.1	16.4	27.5
ZAO Raiffeisenbank Austria	Finance & Insurance	FY03, 05	20.0	—	140.0	—	140.0
ZAO Sonic Duo	Information	FY02	30.0	10.0	6.0	—	6.0
					1,800.7	154.3	1,955.0

Serbia and Montenegro

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Banca Intesa Spa	Finance & Insurance	FY06	125.3	—	75.4	51.1	126.4
Continental Banka A.D.	Finance & Insurance	FY04, 06	25.5	—	28.1	—	28.1
Government of Montenegro	Other (For Non-Investment Projects)	FY80	—	—	1.4	—	1.4
HVB Serbia and Montenegro A.D.	Finance & Insurance	FY05	37.6	—	37.7	—	37.7
Institut Za Fizikalnu Medicinu I Rehabilitaciju ("Dr. Simo Milosevic") Igalo	Health Care	FY82, 88	22.0	—	10.4	—	10.4
Jugobanka—Udruzena Banka Beograd	Finance & Insurance	FY86	23.0	9.8	5.5	—	5.5
Loan to Eight Banks for Small-Scale Enterprises	Finance & Insurance	FY80	26.0	5.7	0.9	—	0.9
Opportunity Bank Montenegro	Finance & Insurance	FY05	5.2	—	4.1	—	4.1
Panonska Banka A.D.	Finance & Insurance	FY04	—	—	4.7	—	4.7
Podgoricka banka a.d.	Finance & Insurance	FY05	8.5	—	6.3	—	6.3
Privredna Banka A.D. Pancevo	Finance & Insurance	FY04	—	—	1.4	—	1.4
ProCredit Bank Kosovo	Finance & Insurance	FY02	1.1	—	—	1.1	1.1
ProCredit Bank Serbia	Finance & Insurance	FY02, 03	14.0	—	7.4	—	7.4
Raiffeisen Bank Kosovo J.S.C.	Finance & Insurance	FY06	12.8	—	12.6	—	12.6
Raiffeisenbank Yugoslavija a.d	Finance & Insurance	FY02, 05, 06	23.1	—	12.5	10.5	23.0
Tigar M.H	Plastics & Rubber	FY02, 05	21.7	—	—	8.0	8.0
Vojvodjanska Banka—Udruzena Banka	Finance & Insurance	FY87, 89, 04	54.6	29.5	7.4	—	7.4
					215.7	70.7	286.4

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Slovenia							
Poteza Adriatic Fund B.V.	Collective Investment Vehicles	FY04	13.7	—	—	14.0	14.0
					—	14.0	14.0
Tajikistan							
First Microfinance Bank Tajikistan	Finance & Insurance	FY05, 06	0.8	—	—	0.8	0.8
Giavoni	Textiles, Apparel, & Leather	FY03	3.0	—	—	3.0	3.0
Open Joint Stock Company "Bank Eskhata"	Finance & Insurance	FY03	—	—	1.0	—	1.0
Open Joint Stock Company "Pamir Energy Company"	Utilities	FY03	8.0	—	4.5	3.5	8.0
SugdAgroServ	Agriculture & Forestry	FY02, 04	0.8	—	0.7	—	0.7
Telecom Technology Ltd.	Information	FY02	0.4	—	0.1	—	0.1
					6.3	7.3	13.7
Turkey							
Acibadem Saglik Hizmetleri ve Ticaret A.S.	Health Care	FY05, 06	60.0	—	60.0	—	60.0
Arcelik, A.S.	Industrial & Consumer Products	FY96, 01, 03, 05	198.0	193.1	104.0	—	104.0
Arcelik-LG Klima Sanayi ve Ticaret A.S	Industrial & Consumer Products	FY00	15.3	10.2	2.8	—	2.8
Assan Demir ve Sac Sanayii A.S.	Primary Metals	FY94, 97, 02, 05	85.3	40.0	47.5	—	47.5
Atilim University	Education Services	FY02	6.5	—	4.4	—	4.4
Avea Iletisim Hizmetleri A.S	Information	FY06	120.0	—	120.0	—	120.0
Banvit Bandirma Vitaminli Yem Sanayi A.S.	Agriculture & Forestry	FY01	25.0	—	6.7	5.0	11.7
Beko Elektronik A.S.	Industrial & Consumer Products	FY03	25.0	25.1	27.4	—	27.4
Borcelik Celik Sanayii ve Ticaret A.S	Primary Metals	FY95, 96, 97	47.1	—	6.4	9.7	16.0
CBS Holding A.S.	Chemicals	FY94	15.5	—	3.5	—	3.5
Eczacibasi Karo Seramik	Construction & Real Estate	FY02	9.9	—	8.0	—	8.0
Ekim Turizm Ticaret ve Sanayi A.S	Finance & Insurance	FY05, 06	64.7	27.8	59.0	5.0	64.0
Entek Elektrik Uretimi A.S.	Utilities	FY98	25.0	26.5	16.0	—	16.0
Finans Finansal Kiralama A.S.	Finance & Insurance	FY97, 98, 06	36.5	—	25.1	—	25.1
Gunkol/TEBA	Industrial & Consumer Products	FY02	10.2	—	4.4	6.2	10.7
Indorama Iplik Sanayi ve Ticaret A.S.	Textiles, Apparel, & Leather	FY99	10.7	—	3.8	—	3.8
Ipek Kagit Sanayii ve Ticaret A.S	Pulp & Paper	FY98, 00, 02	45.0	33.0	11.2	—	11.2
Istanbul Bilgi University	Education Services	FY01, 06	27.0	—	21.0	—	21.0
Kiris Otelcilik ve Turizm A.S.	Accommodation & Tourism Services	FY89, 90	13.4	—	27.0	—	27.0
Koc Finansal Kiralama A.S	Finance & Insurance	FY97, 04	45.0	—	30.0	—	30.0
Kula Mensucat Fabrikasi A.S.	Textiles, Apparel, & Leather	FY91	19.8	—	5.1	—	5.1
Medya Holding A.S.	Information	FY93, 96	28.6	—	5.0	—	5.0
Meteksan Sistem ve Bilgisayar Teknolojileri A.S	Professional, Scientific, & Technical Services	FY04	8.5	—	7.6	—	7.6
Milli Reasurans T.A.S.	Finance & Insurance	FY02, 06	100.0	—	100.0	—	100.0
Modern Karton Sanayii ve Ticaret A.S.	Pulp & Paper	FY98, 02, 06	70.0	30.0	46.8	—	46.8
Nasco Nasreddin Holding A.S.	Textiles, Apparel, & Leather	FY92	17.5	5.0	—	—	—
Opet Petrolculuk A.S.	Chemicals	FY04	25.0	40.0	25.0	—	25.0

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Turkey (continued)							
Oyak Bank A.S.	Finance & Insurance	FY98, 04	65.0	25.0	38.9	—	38.9
PALEN Enerji Dogal Gaz Dagitim Endustri	Utilities	FY05	2.0	—	2.0	—	2.0
PALGAZ Dogal Gaz Dagitim Sanayi	Utilities	FY05	10.0	—	10.0	—	10.0
Pinar Entegre et ve Yem Sanayi A.S.	Food & Beverages	FY84, 94, 98	21.9	—	1.6	—	1.6
Pinar Sut Mamulleri Sanayii A.S	Food & Beverages	FY94, 00	22.5	—	8.5	—	8.5
Sakosa Sabanci-Kosa Endustriyel Iplik ve Kord Bezi Sanayi ve Ticaret A.S.	Textiles, Apparel, & Leather	FY99	24.8	24.3	12.2	—	12.2
Sanko Group	Nonmetallic Mineral Product Manufacturing	FY06	75.0	—	75.0	—	75.0
Silkar Turizm Yatirim ve Isletmeleri A.S.	Accommodation & Tourism Services	FY86, 90	18.6	9.5	0.7	—	0.7
Soktas Pamuk ve Tarim Urunlerini Degerlendirme Ticaret ve Sanayi A.S.	Textiles, Apparel, & Leather	FY98, 02	17.0	—	1.0	—	1.0
Standard Profil Otomotiv Sanayi ve Ticaret Anonim Sirketi	Industrial & Consumer Products	FY06	22.7	—	18.8	3.8	22.6
Turkiye Sinai Kalkinma Bankasi, A.S.	Finance & Insurance	FY64, 67, 69, 72, 73, 75, 76, 80, 83, 92, 05	70.1	45.0	50.0	—	50.0
Trakya Cam Sanayii A.S.	Nonmetallic Mineral Product Manufacturing	FY79, 83, 84, 89, 91, 96, 99	67.7	31.0	—	0.1	0.1
Turk Demir Dokum Fabriklari A.S.	Industrial & Consumer Products	FY96, 06	31.8	—	31.4	—	31.4
Turk Ekonomi Bankasi A.S.	Finance & Insurance	FY95, 99, 03, 05	112.5	32.5	71.7	—	71.7
Turkish Private Equity Fund I L.P.	Collective Investment Vehicles	FY02	10.0	—	—	10.0	10.0
Turkiye Sise ve Cam Fabrikalari, A.S.	Nonmetallic Mineral Product Manufacturing	FY93, 97, 02, 03	137.0	88.5	48.7	—	48.7
Uzel Makina Sanayii A.S.	Industrial & Consumer Products	FY99	11.4	8.5	6.9	—	6.9
Viking Kagit ve Seluloz, A.S.	Pulp & Paper	FY70, 71, 82, 83, 98	15.3	—	5.4	—	5.4
Yeditepe Beynelmilel Otelcilik Turizm ve Ticaret A.S (Conrad Istanbul Hotel)	Accommodation & Tourism Services	FY90, 94, 02	31.8	27.5	5.3	—	5.3
Yuce Ozel Egitim ve Kulturel Hizmetler A.S.	Education Services	FY05	4.5	—	3.8	—	3.8
					1,169.4	39.7	1,209.1
Ukraine							
AvalBank	Finance & Insurance	FY05	85.0	—	81.3	—	81.3
CJSC AES Kyivoblenergo	Utilities	FY05	30.0	—	29.5	—	29.5
CJSC AES RivneEnergo	Utilities	FY05	15.0	—	14.9	—	14.9
CJSC Myronivsky Khliboprodukt	Agriculture & Forestry	FY04, 05	110.0	—	87.5	—	87.5
CJSC Sofia Kiev	Accommodation & Tourism Services	FY06	16.5	13.0	16.5	—	16.5
Closed Joint Stock Company Rise	Agriculture & Forestry	FY06	10.0	—	10.0	—	10.0
Euroventures Ukraine Fund I	Collective Investment Vehicles	FY05	7.5	—	—	7.5	7.5
First Lease	Finance & Insurance	FY04, 05	2.0	—	1.1	—	1.1
Industrial Union of Donbass	Primary Metals	FY06	100.0	—	100.0	—	100.0
Joint Stock Commercial Bank HVB Bank Ukraine	Finance & Insurance	FY98, 03, 04	2.8	—	—	—	—

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Ukraine (continued)

Obligor	Sector	Fiscal Year	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
LLC "CPÇ" Biocon	Chemicals	FY06	3.5	—	3.5	—	3.5
LLC Savservice Center	Wholesale & Retail Trade	FY06	8.0	—	8.0	—	8.0
Limited Liability Company "Kviza-Trade"	Wholesale & Retail Trade	FY06	45.0	—	45.0	—	45.0
MHP S.A.	Agriculture & Forestry	FY05	—	—	—	20.0	20.0
Nova Liniya	Wholesale & Retail Trade	FY04, 06	15.0	—	14.7	—	14.7
OJSC "Concern Galnaftogas"	Chemicals	FY06	25.0	—	25.0	—	25.0
ProCredit Bank Ukraine	Finance & Insurance	FY01, 04	14.7	—	7.9	—	7.9
Raiffeisenbank Ukraine	Finance & Insurance	FY05	—	—	30.0	—	30.0
Sandora Limited Liability Company	Food & Beverages	FY04	20.0	—	20.0	—	20.0
					494.8	27.5	522.3

Uzbekistan

Obligor	Sector	Fiscal Year	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
ABN AMRO Bank Uzbekistan	Finance & Insurance	FY96	1.0	—	—	1.0	1.0
Asaka Bank	Finance & Insurance	FY00, 03	15.0	—	5.3	—	6.3
Fayz Holding Joint Stock Company of the Open Type	Industrial & Consumer Products	FY98	2.4	—	+	0.5	0.5
Hamkorbank, Joint Stock Commercial Bank	Finance & Insurance	FY01	1.0	—	0.6	—	0.6
National Bank of Uzbekistan	Finance & Insurance	FY00	15.0	—	7.9	—	7.9
Osiyo Granite Ltd.	Nonmetallic Mineral Product Manufacturing	FY01	1.7	—	1.3	—	1.3
Parvina Bank, Private Closed Joint Stock Commercial Bank	Finance & Insurance	FY01	1.0	—	0.8	—	0.8
Uzbek Leasing International A.O.	Finance & Insurance	FY96, 01, 03	3.4	—	1.7	0.9	2.6
Uzdutch Cheese Ltd	Food & Beverages	FY00	0.6	—	0.5	—	0.5
					19.2	2.4	21.5

Regional Investment

Obligor	Sector	Fiscal Year	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
AIG Emerging Europe Infrastructure Fund L.P. and Emerging Europe Infrastructure Fund C.V.	Collective Investment Vehicles	FY00	30.0	—	—	8.1	8.1
Advent Central Europe Management L.P.	Collective Investment Vehicles	FY95	0.0	—	—	+	+
Advent Central and Eastern Europe II L.P.	Collective Investment Vehicles	FY98	15.0	—	—	3.5	3.5
Advent Central and Eastern Europe III L.P.	Collective Investment Vehicles	FY04	15.1	—	—	15.5	15.5
Advent Private Equity Fund—Central Europe L.P.	Collective Investment Vehicles	FY95	10.0	—	—	2.8	2.8
Alliance ScanEast Fund, L.P.	Collective Investment Vehicles	FY94	4.9	—	—	+	+
Baltic American Enterprise Fund	Finance & Insurance	FY03	50.0	—	50.6	—	50.6
Bancroft II, L.P.	Collective Investment Vehicles	FY03	19.8	—	—	25.0	25.0
Black Sea Fund L.P.	Collective Investment Vehicles	FY99, 02	14.5	—	—	1.2	1.2
CJSC Zeus Ceramica	Nonmetallic Mineral Product Manufacturing	FY06	9.0	—	9.0	—	9.0
Central Asia Small Enterprise Fund LLC	Collective Investment Vehicles	FY03	2.5	—	—	2.5	2.5

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

EUROPE AND CENTRAL ASIA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Regional Investment (continued)							
Emerging Europe Convergence Fund II, L.P.	Collective Investment Vehicles	FY06	25.8	—	—	24.9	24.9
European Fund for Southeast Europe	Finance & Insurance	FY06	36.9	—	—	37.3	37.3
Hanseatic Capital, LLC	Finance & Insurance	FY03	7.4	—	9.4	—	9.4
MFI Facility—Central Asia	Finance & Insurance	FY03	45.0	—	42.0	—	42.0
Marbleton Property Fund LP	Collective Investment Vehicles	FY06	20.0	—	—	20.0	20.0
NIS Restructuring Facility, L. P.	Collective Investment Vehicles	FY00	10.0	—	—	1.7	1.7
Raiffeisen International Bank—Holding AG	Finance & Insurance	FY04, 05	241.6	—	—	80.6	80.6
Raiffeisen International Banking	Finance & Insurance	FY05	200.1	—	50.3	—	50.3
The Romania & Moldova Direct Fund, L.P.	Collective Investment Vehicles	FY99	4.0	—	—	1.1	1.1
SEAF Central and Eastern Europe Growth Fund LLC	Collective Investment Vehicles	FY01, 04	3.7	—	—	2.4	2.4
SEAF Trans-Balkan Fund LLC	Collective Investment Vehicles	FY01	4.8	—	—	1.8	1.8
Societe Generale, S.A.	Finance & Insurance	FY05	265.0	—	110.0	—	110.0
					271.3	228.3	499.6
Total equity and loans					**5,194.7**	**875.7**	**6,070.4**
Total guarantees and risk management products							**221.8**
Total IFC portfolio for Europe and Central Asia							**6,292.2**

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Argentina							
ARCOR S.A.I.C.	Food & Beverages	FY88, 06	82.0	210.0	70.0	—	70.0
Aceitera General Deheza S.A.	Food & Beverages	FY95, 02, 04	125.0	60.0	70.0	—	70.0
Aguas Argentinas S.A.	Utilities	FY95, 96	85.0	307.5	—	7.0	7.0
Aguas Provinciales de Santa Fe S.A.	Utilities	FY01	20.0	20.5	3.8	—	3.8
Asociacion Union Tamberos Cooperativa Limitada (AUTCL)	Food & Beverages	FY99	6.0	—	3.9	—	3.9
BACS Banco de Credito y Securitizacion, S.A.	Finance & Insurance	FY00, 05, 06	109.1	—	50.0	12.5	62.5
Banco General de Negocios S.A.	Finance & Insurance	FY94, 99	48.0	—	33.0	—	33.0
Banco de Galicia y Buenos Aires, S.A.	Finance & Insurance	FY97, 99, 00, 04, 05	120.0	245.0	101.8	—	101.8
Banco del Suquia	Finance & Insurance	FY98, 99, 03	45.0	25.0	10.5	—	10.5
Bunge Argentina S.A.	Food & Beverages	FY97	20.0	—	5.0	—	5.0
Ceramica Zanon S.A.C.I.y M.	Nonmetallic Mineral Product Manufacturing	FY96	20.0	—	17.7	—	17.7
Chevron San Jorge SRL (Neuquen Basin, Huantraico)	Oil, Gas, & Mining	FY92, 93	73.4	35.0	—	58.4*	58.4
Compania Elaboradora de Productos Alimenticios S.A. (CEPA)	Food & Beverages	FY95	15.0	6.0	9.7	—	9.7
Companias Asociadas Petroleras S.A.	Oil, Gas, & Mining	FY97, 06	67.0	53.0	50.0	—	50.0
Concesiones y Construcciones de Infraestructura S.A.	Transportation & Warehousing	FY00	26.0	—	6.0	20.0	26.0
Editorial Codex Sociedad Anonima	Information	FY69	6.6	0.4	—	1.6	1.6
FV S.A.	Industrial & Consumer Products	FY99	16.0	—	5.5	—	5.5
Grupo Financiero Galicia S.A	Finance & Insurance	FY99	—	—	—	3.1	3.1
Hospital Privado Centro Medico de Cordoba S A.	Health Care	FY99	9.6	—	8.4	—	8.4
Jumbo Argentina S A.	Wholesale & Retail Trade	FY04	40.0	—	—	40.0	40.0
Louis Dreyfus Manufacturing S.A.	Industrial & Consumer Products	FY00	—	—	5.0	—	5.0
Milkaut S.A.	Food & Beverages	FY97, 98	20.0	5.0	14.8	5.0	19.8
Molinos Rio de la Plata S.A.	Food & Beverages	FY93, 94, 03	22.3	20.0	—	3.6	3.6
Noble Argentina S.A.	Transportation & Warehousing	FY06	18.0	18.0	18.0	—	18.0
Nuevo Central Argentino S.A.	Transportation & Warehousing	FY93	13.0	15.0	—	+	+
Pan American Energy LLC	Oil, Gas, & Mining	FY93, 96, 06	195.0	235.0	115.0	—	115.0
Patagonia Fund, L.P.	Collective Investment Vehicles	FY98	20.0	—	—	14.1	14.1
Patagonia Mint S.A.	Food & Beverages	FY98	6.0	—	2.8	—	2.8
Roberts Participaciones S.A.	Collective Investment Vehicles	FY86	0.1	—	—	0.1	0.1
S.A. San Miguel A.G.I.C.I. y F.	Agriculture & Forestry	FY99, 05	32.2	10.0	24.1	—	24.1
SanCor Cooperativas Unidas Ltda.	Food & Beverages	FY95	40.0	30.0	28.5	—	28.5
Sideco Americana S.A.	Transportation & Warehousing	FY95	—	—	—	15.0	15.0
Socma Americana S.A	Transportation & Warehousing	FY95, 99	40.0	60.0	13.3	—	13.3
T6 Industrial S.A.	Food & Beverages	FY98	15.0	30.0	8.3	—	8.3
Terminal 6, S.A.	Transportation & Warehousing	FY87, 90, 91, 96, 98	33.0	19.5	3.3	—	3.3
Terminales Portuarias Argentinas S.A	Transportation & Warehousing	FY96	12.0	—	0.5	—	0.5
The Tower Investment Management Company	Collective Investment Vehicles	FY95	0.2	—	—	+	+
The Tower Fund, L.P.	Collective Investment Vehicles	FY95	25.0	—	—	14.3	14.3

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Argentina (continued)							
Transportadora de Gas del Norte S.A.	Transportation & Warehousing	FY97	45.0	210.0	38.2	—	38.2
Universidad del Salvador	Education Services	FY01	10.0	—	9.3	—	9.3
Vicentin S.A.I.C.	Food & Beverages	FY97, 03, 05	90.0	40.0	35.0	—	35.0
Yacylec S.A.	Utilities	FY94	20.0	45.0	—	5.0	5.0
					761.2	199.8	961.0
Belize							
Nova Companies (Belize) Ltd. and Ambergris Aquactulture Ltd	Agriculture & Forestry	FY98	5.5	—	4.3	—	4.3
					4.3	—	4.3
Bolivia							
Aguas del Illimani S.A.	Utilities	FY00	7.1	—	3.8	1.0	4.8
Banco Bisa S.A.	Finance & Insurance	FY76, 88, 91, 92, 95, 98	28.7	—	—	3.2	3.2
Banco Los Andes ProCredit	Finance & Insurance	FY99, 01, 03	10.0	—	6.6	—	6.6
Banco Sol	Finance & Insurance	FY04	6.0	—	4.0	—	4.0
CB Transporte e Infraestructura S.A. (CBTI)	Transportation & Warehousing	FY99	2.0	—	0.9	—	0.9
Central Aguirre Portuaria, S.A.	Transportation & Warehousing	FY92, 02	4.7	—	1.7	0.2	1.9
Compania Boliviana de Gas Natural Comprimido S.A. (GENEX)	Chemicals	FY93	2.3	—	0.1	—	0.1
Electropaz S.A.	Utilities	FY00	25.0	—	18.0	—	18.0
Fondo Financiero Privado FIE S.A.	Finance & Insurance	FY03	2.5	—	1.3	—	1.3
Minera S.A.	Oil, Gas, & Mining	FY87, 90	—	—	—	3.4	3.4
Minproc Bolivia S.A.	Oil, Gas, & Mining	FY92	1.0	—	—	0.6	0.6
PRODEM	Finance & Insurance	FY04	3.0	—	2.4	—	2.4
Petroquimica Boliviana S.A	Chemicals	FY06	10.5	—	10.5	—	10.5
Sinchi Wayra S.A.	Oil, Gas, & Mining	FY90, 94, 96, 00	40.6	5.0	1.3	—	1.3
Telefonica Celular de Bolivia S.A.	Information	FY97, 01	26.7	23.3	8.3	—	8.3
Transierra S.A.	Transportation & Warehousing	FY05	50.0	100.0	45.4	—	45.4
Transportadora de Electricidad S.A.	Utilities	FY03	30.0	—	27.7	—	27.7
Transportes Ferroviarios S.A	Transportation & Warehousing	FY99	—	—	—	4.4	4.4
Trenes Continentales S.A.	Transportation & Warehousing	FY99	—	—	—	2.9	2.9
					132.0	15.7	147.8
Brazil							
ABN AMRO REAL S.A	Finance & Insurance	FY05	125.0	—	125.0	—	125.0
AgCert International, LLC	Agriculture & Forestry	FY05	15.0	—	—	10.9	10.9
Amaggi Exportacao e Importacao Limitada	Food & Beverages	FY03, 05	60.0	—	51.4	—	51.4
Andrade Gutierrez Concessoes S.A	Utilities	FY02	30.0	—	—	30.0	30.0
Andrade Gutierrez S.A.	Construction & Real Estate	FY03	40.0	20.0	32.0	—	32.0
Apolo Produtos de Aco SA	Primary Metals	FY02	8.0	—	6.4	—	6.4
Banco Bahia Mariani	Finance & Insurance	FY06	50.0	—	50.0	—	50.0
Banco Itau-BBA S.A.	Finance & Insurance	FY01, 02, 03	130.0	60.0	69.8	—	69.8

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments¹ (US$ millions) Total IFC	Total Syndications	Investments Held for IFC² (US$ millions) Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Brazil (continued)							
CPFL Energia S.A.	Utilities	FY03	40.0	—	—	40.0	40.0
CRP-Caderi Capital de Risco S.A.	Collective Investment Vehicles	FY95	0.8	—	—	0.1	0.1
CTBC Telecom	Information	FY97	43.2	—	3.0	18.2	21.2
Central Geradora Termeletrica de Fortaleza	Utilities	FY06	62.5	67.5	61.0	—	61.0
Chapeco Companhia Industrial de Alimentos (CHAPECO)	Food & Beverages	FY94, 96	43.9	5.3	27.8	—	27.8
Cimetal Siderurgia, S.A.	Primary Metals	FY78	11.4	—	—	3.0	3.0
Comgas	Utilities	FY04	45.0	45.0	44.4	—	44.4
Companhia Brasileira de Securitizacao	Finance & Insurance	FY05	3.1	—	—	3.3	3.3
Companhia de Tecidos Norte de Minas (Côteminas)	Textiles, Apparel, & Leather	FY93, 98, 00	25.5	20.0	2.8	5.4	8.2
Cooperativa Central dos Produtores Rurais de Minas Gerais Ltda	Food & Beverages	FY06	15.0	—	15.0	—	15.0
Cosan S.A. Industria e Comercio	Agriculture & Forestry	FY05	70.0	—	65.0	5.0	70.0
Dende do Para S.A. Agricultura, Industria e Comercio de Oleaginosas	Food & Beverages	FY30, 94	5.3	—	—	1.1	1.1
Dixie Toga S.A.	Plastics & Rubber	FY98, 05	15.4	—	—	14.7	14.7
Duratex S.A.	Industrial & Consumer Products	FY83, 97	29.4	78.0	4.4	—	4.4
Dynamo Puma II International	Collective Investment Vehicles	FY05	20.0	—	—	20.0	20.0
ENERBRASIL Energias Renovaveis do Brasil Ltda	Utilities	FY06	5.5	—	—	5.5	5.5
Empesca S.A. Construcoes Navais, Pesca e Exportacao	Food & Beverages	FY98	15.0	—	15.0	—	15.0
Empresa Brasileira de Aeronautica S.A.	Industrial & Consumer Products	FY05	35.0	145.0	35.0	—	35.0
Endesa Brasil S.A.	Utilities	FY06	50.0	—	—	50.0	50.0
Fras-le, S.A.	Industrial & Consumer Products	FY99	20.0	—	4.0	9.3	13.3
Fundo de Educacao para o Brasil	Education Services	FY06	12.0	—	12.0	—	12.0
GP Capital Partners III, L.P.	Collective Investment Vehicles	FY05	15.0	—	—	14.0	14.0
Grupo Peixoto de Castro Participacoes S.A.	Chemicals	FY02	9.0	—	9.0	—	9.0
Icatu Equity Partners L.P.	Collective Investment Vehicles	FY98	14.0	—	—	13.7	13.7
Industrias Arteb S.A.	Industrial & Consumer Products	FY98	27.0	20.0	20.0	7.0	27.0
Innova SA	Chemicals	FY00	25.0	60.0	—	5.0	5.0
Ipiranga Petroquimica S.A.	Chemicals	FY80, 87, 98, 06	111.3	178.0	50.0	6.3	56.3
Joaquim Oliveira S.A. Participacoes	Agriculture & Forestry	FY01	15.0	—	14.6	—	14.6
Laboratorio Fleury	Health Care	FY00, 04	15.0	—	6.0	—	6.0
Lojas Americanas S.A.	Wholesale & Retail Trade	FY96, 05	68.0	20.0	35.0	—	35.0
MRS Logistica S.A.	Transportation & Warehousing	FY06	50.0	50.0	50.0	—	50.0
Maximiliano Gaidzinski S.A.—Industria de Azulejos Eliane	Nonmetallic Mineral Product Manufacturing	FY00	45.0	—	27.9	—	27.9
Microinvest S.A. Sociedade de Credito Ao Microempreendedor	Finance & Insurance	FY03	1.3	—	—	1.3	1.3
Mineracoes Brasileiras Reunidas S.A.	Oil, Gas, & Mining	FY88, 93, 01	75.0	27.0	10.0	—	10.0
Net Servicos de Comunicacao S.A.	Information	FY95, 02, 05	12.0	—	—	30.1	30.1
New GP Capital Partner B L.P.	Collective Investment Vehicles	FY94	—	—	—	5.7	5.7

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Brazil (continued)							
Para Pigmentos S.A.	Oil, Gas, & Mining	FY95	39.0	33.5	2.2	9.0	11.2
Portobello S.A.	Nonmetallic Mineral Product Manufacturing	FY95, 00, 02	38.4	—	11.4	4.8	16.2
Puras do Brasil S.A.	Accommodation & Tourism Services	FY00	5.0	—	1.0	—	1.0
Queiroz Galvao Perfuracoes S.A.	Oil, Gas, & Mining	FY03, 04	40.0	—	36.7	—	36.7
Randon S.A. Implementos e Participacoes	Industrial & Consumer Products	FY99	—	—	5.3	—	5.3
Rio Bravo Securitizadora	Finance & Insurance	FY06	1.5	—	—	1.5	1.5
Sadia Concordia S.A. Industria e Comercio	Food & Beverages	FY94, 95, 97	80.0	222.0	8.7	—	8.7
Salutia	Health Care	FY02, 04	2.9	—	—	2.9	2.9
Samarco Mineracao S.A.	Oil, Gas, & Mining	FY97	18.0	16.0	3.6	—	3.6
Sao Paulo Alpargatas S.A.	Textiles, Apparel, & Leather	FY87, 97, 03	90.0	—	15.0	—	15.0
Saraiva S.A. Livreiros Editores	Wholesale & Retail Trade	FY98	18.0	—	—	1.5	1.5
Satipel Industrial S.A.	Industrial & Consumer Products	FY03	25.0	—	10.0	—	10.0
Sepetiba Terminal de Conteineres S.A.	Transportation & Warehousing	FY02	32.0	8.0	31.2	—	31.2
Sotave Amazonia Quimica e Mineral S/A	Chemicals	FY80, 83	18.2	—	14.2	4.0	18.2
Sudamerica en Fiesta, S.A. de C.V.	Accommodation & Tourism Services	FY00	15.0	—	—	15.0	15.0
Suzano Petroquimica S.A.	Chemicals	FY06	60.0	140.0	60.0	—	60.0
Synteko Produtos Quimicos S.A	Chemicals	FY02	18.0	—	12.9	—	12.9
TAM S.A	Transportation & Warehousing	FY06	50.0	—	50.0	—	50.0
Tecon Rio Grande S.A.	Transportation & Warehousing	FY99, 04	20.2	24.1	16.9	—	16.9
Tecon Salvador S.A.	Transportation & Warehousing	FY01, 03	5.0	5.0	3.0	1.5	4.5
Tecon Suape S.A.	Transportation & Warehousing	FY06	6.0	—	6.0	—	6.0
TriBanco Brazil	Finance & Insurance	FY05, 06	10.0	—	10.0	—	10.0
UP Offshore Apoio Maritimo Ltda.—UP Offshore (Bahamas) Ltd	Transportation & Warehousing	FY03	19.0	23.3	9.0	10.0	19.0
Unibanco—Uniao de Bancos Brasileiros S.A.	Finance & Insurance	FY88, 96, 02, 03, 04	144.8	250.0	16.9	—	16.9
Usina Hidreletrica Guilman-Amorim S.A.	Utilities	FY98	30.0	91.0	19.1	—	19.1
Wiest S.A.	Industrial & Consumer Products	FY99	8.0	—	8.0	—	8.0
					1,197.7	349.9	1,547.6
Chile							
Bosques y Maderas S.A. (BOMASA)	Industrial & Consumer Products	FY92, 94	10.3	6.0	—	4.8	4.8
Certifica.com	Information	FY01	1.5	—	—	1.5	1.5
Factorline S.A	Finance & Insurance	FY05	5.0	—	5.0	—	5.0
Ferrocarril del Pacifico S.A.	Transportation & Warehousing	FY97	20.5	6.0	—	5.6	5.6
HQI Transelec Chile S.A.	Utilities	FY03	60.0	—	—	54.2	54.2
Hidroelectrica Aconcagua S.A.	Utilities	FY92, 93	14.5	6.0	—	6.5	6.5
Hidroelectrica la Higuera	Utilities	FY06	45.0	115.0	45.0	—	45.0
Lan Chile S.A.	Transportation & Warehousing	FY03	30.0	—	30.0	—	30.0

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Chile (continued)							
Lignum Forestry Fund	Agriculture & Forestry	FY06	6.5	—	—	6.5	6.5
Minera Escondida Limitada	Oil, Gas, & Mining	FY89, 93, 99	87.6	—	14.0	7.5	21.5
Proa Fondo de Inversion de Desarrollo de Empresas	Collective Investment Vehicles	FY96	8.3	—	—	3.6	3.6
San Antonio Terminal Internacional S.A.	Transportation & Warehousing	FY01	38.7	65.0	30.8	3.7	34.5
San Vicente Terminal Internacional S.A.	Transportation & Warehousing	FY04	15.0	—	14.6	—	14.6
Sociedad Nacional de Procesamiento de Datos S.A.	Information	FY04	10.0	—	—	10.0	10.0
					139.3	103.8	243.1
Colombia							
Banco Caja Social S.A.—BCSC	Finance & Insurance	FY02, 06	19.7	—	—	19.8	19.8
Banco Davivienda S.A.	Finance & Insurance	FY03, 06	60.0	—	35.0	25.0	60.0
Cartones America, S.A.	Pulp & Paper	FY04	21.8	—	19.9	—	19.9
Carvajal S.A.	Pulp & Paper	FY05, 06	120.0	—	100.0	20.0	120.0
Cementos del Caribe, S.A.	Nonmetallic Mineral Product Manufacturing	FY75, 01	17.6	13.0	2.0	—	2.0
Colombian Home Mortgage Corp. (CHMC)	Finance & Insurance	FY02, 04	10.6	—	0.8	10.1	10.9
Forjas de Colombia, S.A.	Industrial & Consumer Products	FY64, 68	1.3	—	—	1.1	1.1
Fundacion Mundo Mujer	Finance & Insurance	FY06	5.6	—	5.2	—	5.2
Fundacion Social	Finance & Insurance	FY06	50.0	—	50.0	—	50.0
Fundacion WWB Colombia, Cali	Finance & Insurance	FY06	9.2	—	7.9	—	7.9
Inversura S. A.	Finance & Insurance	FY02	15.0	—	—	15.0	15.0
Omimex de Colombia, Ltd	Oil, Gas, & Mining	FY03	15.7	—	5.0	—	5.0
Petrotesting Colombia S.A	Oil, Gas, & Mining	FY06	15.0	—	—	15.0	15.0
Promigas S.A. E.S.P.	Transportation & Warehousing	FY77, 89, 93, 94, 97, 06	88.3	69.5	50.0	—	50.0
Proteccion S. A	Finance & Insurance	FY02	10.0	—	—	10.0	10.0
Proteinas del Pacifico, S.A.	Food & Beverages	FY90	0.2	—	—	0.2	0.2
Sociedad de Inversiones en Energia S.A.	Finance & Insurance	FY95	—	—	—	0.2	0.2
Suramericana de Inversiones S.A. Suramericana	Finance & Insurance	FY02	75.0	—	42.0	—	42.0
					317.9	116.4	434.2
Costa Rica							
Alterra Partners Costa Rica S.A	Transportation & Warehousing	FY01	35.0	85.0	32.7	—	32.7
Banco Banex, S.A.	Finance & Insurance	FY05	40.0	—	40.0	—	40.0
Banco Cuscatlan de Costa Rica	Finance & Insurance	FY03	5.0	—	5.0	—	5.0
Banco Interfin S.A.	Finance & Insurance	FY93, 01, 04	40.0	—	23.8	—	23.8
Consorcio Hospitalario Internacional, S A.	Health Care	FY99	1.2	—	—	1.2	1.2
Corporacion Supermercados Unidos S.A.	Wholesale & Retail Trade	FY99	40.0	—	18.3	—	18.3
Hidroelectrica Aguas Zarcas, S A	Utilities	FY94	4.0	6.1	0.7	—	0.7

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Costa Rica (continued)							
Maricultura, S.A.	Agriculture & Forestry	FY79	1.7	—	—	0.7	0.7
Productos Gutis S.A.	Health Care	FY03	7.0	—	1.0	—	1.0
					121.4	1.9	123.3
Dominican Republic							
Aeropuertos Dominicanos Siglo XXI, S.A.	Transportation & Warehousing	FY05, 06	60.0	15.0	60.0	—	60.0
Banco ADOPEM	Finance & Insurance	FY06	1.0	—	—	1.0	1.0
Banco BHD, S.A.	Finance & Insurance	FY03	20.0	—	20.0	—	20.0
Caucedo Investments Inc.	Transportation & Warehousing	FY02	30.0	—	28.5	—	28.5
Consorcio Energetico Punta Cana-Macao S.A.	Utilities	FY05	10.0	—	10.0	—	10.0
Domicem S.A.	Nonmetallic Mineral Product Manufacturing	FY04, 05	27.8	27.8	27.8	—	27.8
Grupo M	Textiles, Apparel, & Leather	FY04	20.0	—	20.0	—	20.0
Inversora Internacional Hotelera, S.A.	Accommodation & Tourism Services	FY99	14.0	21.7	9.3	—	9.3
Occidental Hotels Management B.V.	Accommodation & Tourism Services	FY05	20.0	—	20.0	—	20.0
Occidom, B.V.	Accommodation & Tourism Services	FY05	10.0	40.0	8.9	—	8.9
Orange Dominicana S.A.	Information	FY02	47.5	46.5	38.3	—	38.3
Pasteurizadora Rica C. por A.	Food & Beverages	FY00	15.0	—	8.6	—	8.6
Red Sanitaria Hospiten	Health Care	FY00, 03	14.0	10.0	13.0	—	13.0
Smith-Enron Cogeneration Limited Partnership	Utilities	FY95, 96	32.3	50.0	1.9	—	1.9
					266.3	1.0	267.3
Ecuador							
Banco ProCredit Ecuador	Finance & Insurance	FY04	2.0	—	1.3	—	1.3
Compania Financiera Ecuatoriana de Desarollo, S.A.	Finance & Insurance	FY69, 73, 77, 81, 82, 88	3.0	—	—	0.3	0.3
Concesionaria DHM, S.A.	Transportation & Warehousing	FY99	3.3	3.8	—	0.3	0.3
Ecuacobre-FV S.A.	Nonmetallic Mineral Product Manufacturing	FY00	9.0	—	5.9	—	5.9
Favorita Fruit Company, Ltd.	Agriculture & Forestry	FY99, 03	30.0	—	14.4	5.0	19.4
Procesadora Nacional de Alimentos C.A.—PRONACA	Food & Beverages	FY04	20.0	—	19.0	—	19.0
La Universal S.A.	Agriculture & Forestry	FY99	13.2	—	6.6	5.0	11.6
					47.2	10.6	57.9
El Salvador							
Atlantic Aircraft Holding Ltd	Transportation & Warehousing	FY05	30.0	—	30.0	—	30.0
Banco Agricola S.A	Finance & Insurance	FY04	50.0	—	47.1	—	47.1
Banco Cuscatlan, S.A.	Finance & Insurance	FY99, 03	40.0	—	20.7	—	20.7
Banco ProCredit S.A.	Finance & Insurance	FY03, 04	12.0	—	8.5	+	8.5
Banco Uno El Salvador S.A.	Finance & Insurance	FY05, 06	—	—	10.0	—	10.0

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
El Salvador (continued)							
Confia AFP S.A.	Finance & Insurance	FY04	7.5	—	—	7.5	7.5
Implementos Agricolas Centroamericanos, S.A.	Industrial & Consumer Products	FY98, 99	2.2	—	—	0.2	0.2
Metrocentro, S.A. de C.V.	Wholesale & Retail Trade	FY04	25.0	—	25.0	—	25.0
					141.3	7.7	149.0
Grenada							
Bel Air Plantation Limited	Accommodation & Tourism Services	FY02	2.0	—	2.0	—	2.0
					2.0	—	2.0
Guatemala							
Banco Cuscatlan de Guatemala	Finance & Insurance	FY03	10.0	—	10.0	—	10.0
Banco Industrial S A. (Guatemala)	Finance & Insurance	FY06	30.0	—	30.0	—	30.0
Frutera del Pacifico, S.A.	Agriculture & Forestry	FY00	7.0	—	1.4	—	1.4
Generadora de Occidente Limitada	Utilities	FY03	15.0	12.0	12.3	—	12.3
Montana Exploradora de Guatemala S.A.	Oil, Gas, & Mining	FY04	45.0	—	45.0	—	45.0
Operadora de Tiendas, S.A. (La Fragua, S.A.)	Wholesale & Retail Trade	FY99	20.0	—	9.5	—	9.5
Orzunil I de Electricidad, Limitada	Utilities	FY98, 00	14.3	15.0	7.7	1.2	8.9
					115.8	1.2	117.0
Guyana							
Guyana Americas Merchant Bank	Finance & Insurance	FY00	1.0	—	—	1.0	1.0
Guyana Goldfields Inc	Oil, Gas, & Mining	FY06	4.6	—	—	4.7	4.7
					—	5.7	5.7
Haiti							
Micro Credit National S.A.	Finance & Insurance	FY00	0.4	—	—	0.4	0.4
Unigestion Holdings S.A.	Information	FY06	15.0	—	15.0	—	15.0
					15.0	0.4	15.4
Honduras							
Compania Pino Celulosa de Centro America, S.A.	Pulp & Paper	FY69, 70	0.1	—	—	0.1	0.1
Grupo Granjas Marinas, S.A. de C.V.	Agriculture & Forestry	FY87, 99	6.6	—	2.5	—	2.5
					2.5	0.1	2.5
Jamaica							
Jamaica Energy Partners	Utilities	FY05	28.0	50.0	28.0	—	28.0
Jamaica Public Service Company	Utilities	FY03	45.0	—	45.0	—	45.0
MBJ Airports Limited	Transportation & Warehousing	FY02, 06	40.0	45.0	39.6	—	39.6
National Commercial Bank Jamaica	Finance & Insurance	FY06	30.0	—	30.0	—	30.0
					142.6	—	142.6

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[4] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Mexico

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
AES Merida III S. de R.L. de C.V	Utilities	FY98	30.0	74.0	24.9	—	24.9
Agropecuaria Sanfandila S.A. de C.V.	Agriculture & Forestry	FY99	8.7	4.3	4.2	—	4.2
Banco BBVA—Bancomer	Finance & Insurance	FY97	—	—	6.6	—	6.6
Banco del Bajio, S.A.	Finance & Insurance	FY06	45.0	—	—	45.0	45.0
Baring Mexico Private Equity Fund L.P.	Collective Investment Vehicles	FY96, 99	11.8	—	—	3.8	3.8
Carlyle Mexico Partners, L.P.	Collective Investment Vehicles	FY06	20.0	—	—	20.0	20.0
Central Anahuac S.A. de C.V	Utilities	FY00	50.0	59.5	44.1	—	44.1
Central Lomas de Real S.A. de C.V.	Utilities	FY04	70.0	106.2	66.9	—	66.9
Central Saltillo S.A. de C.V.	Utilities	FY00	35.0	43.0	31.2	—	31.2
Central Valle Hermoso S.A. de C.V.	Utilities	FY04	70.0	107.1	69.4	—	69.4
Centro Espanol de Tampico, A. C. de B.P.	Health Care	FY06	5.0	—	5.0	—	5.0
Combustibles Ecologicos Mexicanos, S.A. de C.V.	Chemicals	FY02	6.5	—	4.0	1.5	5.5
Consorcio International Hospital, S.A. de C.V.	Health Care	FY99	4.8	—	—	4.8	4.8
Controladora de Servicios Medicos S.A. de C.V	Health Care	FY05	14.5	—	14.5	—	14.5
Coppel S.A. de C.V.	Wholesale & Retail Trade	FY02, 06	30.0	—	25.7	—	25.7
Desarrollo Terrestre Mexicano S.A. de C.V.	Transportation & Warehousing	FY04	23.4	—	17.0	—	17.0
Financiera Compartamos, S.A. de C.V., S.F.O.L	Finance & Insurance	FY01, 05	1.7	—	—	0.7	0.7
Financiera Educativa de Mexico S.A. de C.V.	Finance & Insurance	FY05	15.8	—	14.4	0.7	15.1
Fomento Economico Mexicano S.A. de C.V.	Food & Beverages	FY89	107.6	—	—	+	+
Forja de Monterrey, S.A. de C.V.	Industrial & Consumer Products	FY99	16.0	13.0	3.7	3.0	6.7
Fundidora Monterrey, S.A.	Primary Metals	FY62, 65, 66, 68	22.9	0.5	—	1.4	1.4
GMAC Financiera	Finance & Insurance	FY05	64.1	—	62.3	—	62.3
GW Servicios, S.A. de C.V.	Transportation & Warehousing	FY01	12.4	10.0	5.9	1.9	7.8
Girsa, S.A. de C.V.	Chemicals	FY97, 00	85.0	175.0	22.5	—	22.5
Grupo Aceros Corsa, S.A. de C.V.	Primary Metals	FY00	16.0	—	3.7	3.0	6.7
Grupo Bimbo, S.A. de C.V.	Food & Beverages	FY92, 96	65.0	175.0	5.4	—	5.4
Grupo Calidra, S.A. de C.V.	Oil, Gas, & Mining	FY98, 04	38.0	10.0	24.7	6.0	30.7
Grupo Financiero Banorte, S.A. de C.V.	Finance & Insurance	FY03	100.0	—	95.6	—	95.6
Grupo Industrial Aywi S.A. de C.V.	Agriculture & Forestry	FY99	10.0	—	2.9	—	2.9
Grupo Mexmal	Industrial & Consumer Products	FY03	10.0	—	10.0	—	10.0
Grupo Posadas, S.A. de C.V.	Accommodation & Tourism Services	FY92, 93, 95, 96, 00	83.7	68.5	10.0	2.6	12.6
Grupo Su Casita, S.A. de C.V	Finance & Insurance	FY01, 06	9.6	—	—	14.8	14.8
Hipotecaria Credito y Casa	Finance & Insurance	FY05	20.6	—	20.3	—	20.3
Hipotecaria Su Casita, S.A. de C.V.—SOFOL	Finance & Insurance	FY01, 04, 05, 06	149.5	—	132.5	—	132.5
Industrias Innopack S.A. de C.V.	Plastics & Rubber	FY01	15.0	—	—	15.0	15.0
Infologix BVI Limited	Information	FY02	—	—	3.5	—	3.5

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Mexico (continued)							
Interoyal Hotelera, S.L.	Accommodation & Tourism Services	FY03	—	—	—	+	+
Medicus, S.A. de C.V.	Health Care	FY99	3.5	—	3.3	—	3.3
Mexplus Puertos S.A. de C.V.	Transportation & Warehousing	FY93, 95, 96, 99	4.5	—	—	4.5	4.5
Occidental Hotels Mexico, S.A. de C.V.	Accommodation & Tourism Services	FY03	40.0	40.0	24.9	—	24.9
Occihold International, S.L.	Accommodation & Tourism Services	FY03	—	—	—	10.0	10.0
Pan American Silver Corporation	Oil, Gas, & Mining	FY00, 02	10.9	—	—	0.9	0.9
Polomex S.A. de C.V.	Industrial & Consumer Products	FY03	8.0	—	4.9	—	4.9
Promotora de Centros Educativos S.A. de C.V.	Education Services	FY01	4.9	—	3.5	—	3.5
Propalma Fondo Chiapas Equity Agency Line Subinvestment	Food & Beverages	FY98	—	—	—	1.0	1.0
Proteison, S.A. de C.V.	Agriculture & Forestry	FY85	2.8	—	—	0.8	0.8
Puertas Finas de Madera Montealban, S.A. de C.V.	Industrial & Consumer Products	FY02	13 0	—	8.9	—	8.9
SSA Mexico Holdings, S.A. de C.V.	Transportation & Warehousing	FY04	45.0	—	44.5	—	44.5
Terminal Maritima de Altamira, S.A. de C.V.	Transportation & Warehousing	FY97	5.1	10.4	4.3	—	4.3
Universidad Tecnologica de Mexico S.A.	Education Services	FY06	30.4	—	28.9	—	28.9
Vuela Compania de Aviacion, S.A. de C.V.	Transportation & Warehousing	FY06	40.0	—	40.0	—	40.0
ZN Mexico Capital Growth Fund Ltd	Collective Investment Vehicles	FY99	15.3	—	—	1.7	1.7
ZN Mexico II, LP	Collective Investment Vehicles	FY99	10.0	—	—	7.6	7.6
					894 1	150.6	1,044 7
Nicaragua							
Banco Procredit S.A. (Nicaragua)	Finance & Insurance	FY04	5.0	—	3.5	—	3 5
Distribuidora Cesar Guerrero S.A.	Wholesale & Retail Trade	FY99	1.0	—	0.1	—	0.1
					3.6	—	3.6
Panama							
Aguas de Panama S.A.	Utilities	FY03	6.0	10.0	4.6	—	4.6
Banco Continental de Panama, S.A.	Finance & Insurance	FY93, 04	41.7	—	35.0	—	35.0
Banco del Istmo, S.A. (Banistmo)	Finance & Insurance	FY00	20.0	38 0	9.4	—	9.4
Banco General S.A.	Finance & Insurance	FY98, 00	40.0	—	29 1	—	29.1
Banco Uno Panama S.A.	Finance & Insurance	FY05, 06	—	—	20 0	—	20.0
Compania Panamena de Aviacion, S.A.	Transportation & Warehousing	FY05	15.0	—	15 0	—	15.0
Corporacion UBC Internacional, S.A.	Finance & Insurance	FY03, 04	10 3	—	—	10 3	10 3
International Shopping Centers Holdings, Inc—ISC	Wholesale & Retail Trade	FY06	19.0	—	19 0	—	19.0
La Hipotecaria	Finance & Insurance	FY04, 05	35.0	—	20 0	—	20.0
Manzanillo International Terminal—Panama, S.A.	Transportation & Warehousing	FY95, 00, 05	90.0	35.0	62 0	—	62.0

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[4] (US$ millions) Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Panama (continued)							
Panama Canal Railway Company	Transportation & Warehousing	FY00, 06	20.0	30.0	11.1	—	11.1
Suleasing Internacional S.A.	Finance & Insurance	FY00	2.5	—	0.8	—	0.8
					226.1	10.3	236.4
Paraguay							
Telefonica Celular del Paraguay SA	Information	FY05	15.0	—	15.0	—	15.0
					15.0	—	15.0
Peru							
Agraria El Escoria S.A.	Food & Beverages	FY00	7.0	—	7.0	—	7.0
Agro Industrial Paramonga S.A.	Food & Beverages	FY98	14.2	14.8	11.1	—	11.1
Alicorp S.A.	Food & Beverages	FY00	40.0	20.0	20.0	—	20.0
Banco Internacional del Peru	Finance & Insurance	FY98, 04	60.0	100.0	40.0	—	40.0
Edpyme Edyficar S.A.	Finance & Insurance	FY04	4.0	—	2.9	—	2.9
Empresa Agroindustrial Laredo S.A.A.	Food & Beverages	FY00, 05	15.0	—	9.3	—	9.3
Ferrocarril Transandino S.A.	Transportation & Warehousing	FY02	9.0	—	7.4	—	7.4
Global Microcredit Facility	Finance & Insurance	FY04	4.0	—	4.0	—	4.0
Gloria S.A.	Food & Beverages	FY04	25.0	—	23.6	—	23.6
Inversiones Malecon de la Reserva S.A	Accommodation & Tourism Services	FY05	10.0	—	10.0	—	10.0
Inka Terra, Peru S.A.C.	Accommodation & Tourism Services	FY01	5.0	—	4.7	—	4.7
Interconexion Electrica ISA Peru S.A.	Utilities	FY02, 03	18.0	8.0	15.3	—	15.3
Interseguro Compania de Seguros de Vida S.A.	Finance & Insurance	FY02, 03, 05	5.2	—	—	5.2	5.2
Latino Leasing, S.A	Finance & Insurance	FY98	12.5	—	3.8	—	3.8
MIBANCO, Banco de la Microempresa, S.A.	Finance & Insurance	FY02, 06	32.0	—	29.3	—	29.3
Minera Quellaveco S.A.	Oil, Gas, & Mining	FY93, 96, 00, 01	12.9	—	—	12.9	12.9
Minera Yanacocha S.A	Oil, Gas, & Mining	FY94, 95, 00	32.7	59.0	—	0.3	0.3
Norvial S.A.	Transportation & Warehousing	FY03	18.0	—	18.0	—	18.0
Peru Orient Express Hotel	Accommodation & Tourism Services	FY01	10.0	—	8.8	—	8.8
Peru Privatization Fund L.P.	Collective Investment Vehicles	FY95	13.9	—	—	1.5	1.5
The Peru Privatization Fund Management Services Company Limited	Collective Investment Vehicles	FY95	0.0	—	—	+	+
Ransa Comercial S.A.	Transportation & Warehousing	FY00, 05	20.0	—	14.4	—	14.4
Sociedad Agricola Drokasa S.A.	Agriculture & Forestry	FY00, 06	21.0	—	15.0	—	15.0
Tecnofil S.A.	Industrial & Consumer Products	FY02	7.4	—	3.2	2.0	5.2
					247.7	21.9	269.6

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Trinidad and Tobago							
Caribe Hospitality Trinidad & Tobago	Accommodation & Tourism Services	FY04	3.8	—	3 6	—	3.6
Guardian Holdings Limited	Finance & Insurance	FY06	50.0	—	50 0	—	50.0
RBTT Merchant Bank Limited	Finance & Insurance	FY02	20.0	—	13.8	—	13.8
Republic Bank Ltd.	Finance & Insurance	FY02, 03, 06	70.0	—	59 4	—	59.4
Trinidad Cement Company	Nonmetallic Mineral Product Manufacturing	FY05, 06	35.0	—	35 0	—	35.0
U.W.I., St. Augustine—Institute of Business	Education Services	FY04	5.0	—	5 0	—	5.0
Unicell Paper Mills Caribbean Ltd. (UPMCL)	Pulp & Paper	FY02	9.0	—	9 0	—	9.0
					175 7	—	175.7
Uruguay							
Azucitrus S.A.	Food & Beverages	FY85, 93	11.9	—	—	3.4	3.4
Banco Montevideo S.A.	Finance & Insurance	FY02	18.0	—	—	9.0	9.0
Cooperativa Nacional de Productores de Leche	Food & Beverages	FY03	30.0	—	25 0	—	25.0
Surinvest International Limited	Finance & Insurance	FY80, 87, 89, 97, 02, 05	20.5	10.0	4 9	3.3	8.2
Universidad de Montevideo	Education Services	FY01	3.3	—	2 6	—	2.6
					32 6	15.7	48.3
Venezuela							
Complejo Siderurgico de Guayana, C.A.	Primary Metals	FY97, 98	45.0	121.0	—	10.0	10.0
Corporacion de Cemento Andino, C.A.	Nonmetallic Mineral Product Manufacturing	FY01	4.8	15.2	2.4	—	2.4
Forestal Trillium	Industrial & Consumer Products	FY00	11 0	3.0	—	3.6	3.6
Global Materials Services Venezuela, C.A. / ACBL Riverside Terminals C.A.	Transportation & Warehousing	FY02	3.2	—	0 4	—	0.4
Intersea Farms de Venezuela, C.A.	Agriculture & Forestry	FY02	3.0	—	—	3.0	3.0
Metanol de Oriente, Metor, S.A.	Chemicals	FY93	37.9	93.3	—	6.8	6.8
Minera Loma de Niquel, C A.	Oil, Gas, & Mining	FY98, 00	75.2	50.0	1 3	4.4	5.8
Petrofalcon Corporation	Oil, Gas, & Mining	FY05	—	—	—	8.0	8.0
Propileno de Falcon, C. A (Profalca)	Chemicals	FY00	24.0	23.0	11 3	—	11.3
Sistema Electronico de Transacciones C.A. (SET)	Finance & Insurance	FY96, 00	0.5	—	—	0.5	0.5
Telecomunicaciones Movilnet, C.A.	Information	FY98	35.0	60.0	6 6	—	6.6
Vinccler Oil & Gas C.A.	Oil, Gas, & Mining	FY05	36.0	—	28 0	—	28.0
					49 9	36.4	86.3

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

LATIN AMERICA AND THE CARIBBEAN

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Regional Investment							
Advent Latin American Private Equity Fund III-E Limited Partnership	Collective Investment Vehicles	FY06	20.0	—	—	20.0	20.0
Advent Latin American Private Equity Fund II B Limited Partnership	Collective Investment Vehicles	FY02	15.0	—	—	14.3	14.3
Aureos Central America Fund, L.L.C.	Collective Investment Vehicles	FY03	8.3	—	—	7.3	7.3
Convergence Communications, Inc.	Information	FY00, 01, 02	7.1	—	—	7.1	7.1
Darby-BBVA Latin America Private Equity Fund, L.P.	Collective Investment Vehicles	FY03	10.0	—	—	10.0	10.0
ECOM Agroindustrial Corp. Ltd.	Agriculture & Forestry	FY06	25.0	—	25.0	—	25.0
GeoPark Holdings Limited	Oil, Gas, & Mining	FY06	10.0	—	—	10.0	10.0
HSBC Private Equity Latin America (Cayman) L.P.	Collective Investment Vehicles	FY01	—	—	—	0.3	0.3
HSBC Tower II Equity Partners (Cayman) L.P.	Collective Investment Vehicles	FY01	20.0	—	—	14.1	14.1
The Latin America Enterprise Fund II, L.P.	Collective Investment Vehicles	FY98	13.1	—	—	11.9	11.9
The Latin America Enterprise Fund, L.P.	Collective Investment Vehicles	FY95	20.0	—	—	4.1	4.1
Latin American Agribusiness Development Corporation S.A.	Finance & Insurance	FY02, 06	50.0	—	43.3	—	43.3
Latin Power I L.D.C.	Collective Investment Vehicles	FY93	25.0	—	—	10.8	10.8
Latin Power II L.D.C.	Collective Investment Vehicles	FY98	7.0	—	—	1.9	1.9
Marcopolo S.A.	Industrial & Consumer Products	FY03	30.0	—	28.1	—	28.1
Paladin Realty Latin America Investors II, L.P.	Collective Investment Vehicles	FY06	15.0	—	—	15.0	15.0
PriceSmart, Inc.	Wholesale & Retail Trade	FY01, 02	42.0	—	17.1	2.8	19.9
Proa II Fondo de Inversion	Collective Investment Vehicles	FY05	11.0	—	—	11.0	11.0
Profund Internacional, S.A.	Collective Investment Vehicles	FY96	3.0	—	—	+	+
Scotiabank Multicountry Loan Facility	Finance & Insurance	FY01	25.0	25.0	25.0	—	25.0
Solidus	Finance & Insurance	FY06	3.0	—	—	3.0	3.0
TCW/ Latin America Offshore Private Equity Partners I, L.P.	Collective Investment Vehicles	FY00	20.0	—	—	18.5	18.5
Terra Capital Investors Ltd.	Collective Investment Vehicles	FY99	5.0	—	—	5.0	5.0
Trans Union Central America	Finance & Insurance	FY03, 04	0.5	—	—	0.5	0.5
UABL Limited	Transportation & Warehousing	FY03	25.0	10.0	16.6	—	16.6
UPR Holdings	Transportation & Warehousing	FY03	—	—	—	5.0	5.0
					155.1	172.8	327.8
Total equity and loans					**5,206.3**	**1,221.9**	**6,428.1**
Total guarantees and risk management products							**286.5**
Total IFC portfolio for Latin America and the Caribbean							**6,714.7**

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity

MIDDLE EAST AND NORTH AFRICA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Afghanistan							
Areeba Afghanistan Limited	Information	FY06	45.0	—	40.0	5.0	45.0
First Microfinance Bank of Afghanistan	Finance & Insurance	FY04, 06	4.5	—	3.5	1.0	4.5
Tourism Promotion Services (Afghanistan) LTD.	Accommodation & Tourism Services	FY04	7.0	—	7.0	—	7.0
					50.5	6.0	56.5
Algeria							
Algerian Cement Company	Nonmetallic Mineral Product Manufacturing	FY03, 04	45.0	—	37.7	—	37.7
Algiers Investment Partnership S.P.A.	Finance & Insurance	FY00	0.2	—	—	0.2	0.2
Arab Banking Corporation Algeria	Finance & Insurance	FY98, 02	1.9	—	—	1.9	1.9
Arab Leasing Corporation	Finance & Insurance	FY02	0.7	—	—	0.7	0.7
Mittal Steel Annaba	Primary Metals	FY03	25.0	—	23.2	—	23.2
RedMed SPA	Oil, Gas, & Mining	FY06	10.0	—	10.0	—	10.0
Societe des Fertilisants d'Algerie	Chemicals	FY06	24.2	—	—	24.2	24.2
					70.9	27.0	97.9
Egypt							
Al-Amir for Sanitary Ware Production, S.A.E	Nonmetallic Mineral Product Manufacturing	FY02	5.0	—	3.4	—	3.4
Alexandria Carbon Black Company S.A.E.	Chemicals	FY93, 97, 99, 03	27.5	—	9.0	3.0	12.0
Alexandria Fiber Co., SAE	Textiles, Apparel, & Leather	FY04	8.0	—	8.0	—	8.0
Alexandria National Iron & Steel Company S.A.E., (ANSDK)	Primary Metals	FY84, 91, 93, 94, 96, 99	42.6	—	—	—	—
Amreya Casting Company	Industrial & Consumer Products	FY02	5.0	—	4.6	—	4.6
CIB Investors, LLC	Finance & Insurance	FY06	0.7	—	—	0.7	0.7
Commercial International Bank S.A.E.	Finance & Insurance	FY94, 01, 06	38.9	—	—	23.3	23.3
Commercial International Life Insurance Company S.A.E	Finance & Insurance	FY00, 04	2.1	—	—	2.0	2.0
E.D.F. Port Said East Power S.A.E.	Utilities	FY01	45.0	152.5	41.1	—	41.1
E.D.F. Suez Gulf Power S.A.E.	Utilities	FY01	45.0	152.5	40.4	—	40.4
EFG Hermes Holding SAE	Finance & Insurance	FY01, 06	35.0	—	20.0	—	20.0
Egypt Factors	Finance & Insurance	FY05	3.0	—	—	3.0	3.0
Egyptian Housing Finance Company	Finance & Insurance	FY04	1.6	—	—	1.7	1.7
Gippsland Limited	Oil, Gas, & Mining	FY06	4.3	—	—	4.5	4.5
IT Worx, Inc.	Professional, Scientific, & Technical Services	FY01	2.5	—	—	2.5	2.5
Ismailia Fish Farming Company, S.A.E.	Agriculture & Forestry	FY80, 83	2.2	—	1.9	0.5	2.4
Lecico Egypt (S.A.E.)	Nonmetallic Mineral Product Manufacturing	FY04	9.8	—	9.8	—	9.8
Meleiha Oil Development and Exploration Project	Oil, Gas, & Mining	FY87, 88, 93	41.7	—	—	30.82*	30.8
Merlon Petroleum Company of Egypt	Oil, Gas, & Mining	FY04, 05	30.0	—	—	—	—
Metro Markets	Wholesale & Retail Trade	FY03	15.0	—	10.5	—	10.5
Misr Compressor Manufacturing Company, S.A.E.	Industrial & Consumer Products	FY92	13.5	—	9.7	3.8	13.5

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

MIDDLE EAST AND NORTH AFRICA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Egypt (continued)							
ORIX Leasing	Finance & Insurance	FY97, 02, 06	7.9	—	5.1	0.9	6.0
Sekem Holdings	Chemicals	FY03	5.0	—	4.2	—	4.2
Societe Nationale d'Industries Nutritive	Food & Beverages	FY06	14.0	—	14.0	—	14.0
Sokhna Port Development Company	Transportation & Warehousing	FY04	20.0	—	18.4	—	18.4
Unipak Nile Limited	Pulp & Paper	FY98, 01	8.0	—	4.1	—	4.1
Wadi Holdings	Agriculture & Forestry	FY05	15.0	—	15.0	—	15.0
					219.2	76.6	295.8
Iran, Islamic Republic of							
Gorouh Sanaye Kaghas Pars Sherkate Sahami AAM	Pulp & Paper	FY72	12.0	2.0	—	1.8	1.8
Karafarin Bank	Finance & Insurance	FY05	10.0	—	10.0	—	10.0
Karafarin Leasing Company	Finance & Insurance	FY05	2.0	—	—	2.0	2.0
Rak Ceramics Joint Stock Company	Nonmetallic Mineral Product Manufacturing	FY04	7.0	—	7.0	—	7.0
Saman Bank JSC	Finance & Insurance	FY05	10.0	—	10.0	—	10.0
					27.0	3.8	30.8
Iraq							
Iraq National Bank	Finance & Insurance	FY05	8.0	—	8.0	—	8.0
National Bank of Kuwait—Iraq	Finance & Insurance	FY05	1.9	—	—	1.9	1.9
United Cement Corporation	Nonmetallic Mineral Product Manufacturing	FY06	98.3	—	90.0	8.3	98.3
					98.0	10.2	108.2
Jordan							
Business Tourism Company Limited	Accommodation & Tourism Services	FY98	5.0	—	1.6	—	1.6
CTI Group Inc	Transportation & Warehousing	FY06	15.0	—	15.0	—	15.0
Hikma Investment Company Ltd	Chemicals	FY87, 91, 93, 95, 03	24.5	—	10.2	—	10.2
Hikma Pharmaceuticals plc	Chemicals	FY91, 95	—	—	—	0.9	0.9
International Luggage Manufacturing Company	Textiles, Apparel, & Leather	FY01	8.0	—	7.2	—	7.2
Middle East Regional Development Enterprise	Nonmetallic Mineral Product Manufacturing	FY02	5.0	—	4.4	0.6	5.0
Modern Agricultural Investment Company	Transportation & Warehousing	FY99	1.0	—	—	1.0	1.0
Societe Generale de Banque Jordanie	Finance & Insurance	FY01	4.4	—	—	2.1	2.1
Zara Investment Holding Company Limited	Accommodation & Tourism Services	FY97	18.0	—	—	3.0	3.0
					33.3	7.5	45.9
Lebanon							
Byblos Bank S.A.L.	Finance & Insurance	FY93, 97, 01, 03	38.8	40.2	9.8	—	9.8
SABIS International School—Adma	Education Services	FY05	8.0	—	8.0	—	8.0
Societe Hoteliere "De Vinci" S.A.L.	Accommodation & Tourism Services	FY99	3.0	—	0.9	—	0.9
					18.6	—	18.6

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

MIDDLE EAST AND NORTH AFRICA

Morocco

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Cerame Afrique Industries	Nonmetallic Mineral Product Manufacturing	FY91	5.2	—	—	1.7	1.7
Maghreb Management Limited	Collective Investment Vehicles	FY00	0.0	—	—	+	+
Maghreb Private Equity Fund Limited	Collective Investment Vehicles	FY00	5.0	—	—	3.7	3.7
Settat Filature (SETAFIL)	Textiles, Apparel, & Leather	FY88, 93	4.4	—	3.4	1.2	4.6
					3.4	6.6	10.0

Oman

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
Alliance Housing Bank	Finance & Insurance	FY05	45.0	—	45.0	—	45.0
Bank Muscat (S.A.O.G.)	Finance & Insurance	FY06	100.0	—	100.0	—	100.0
Mazoon Petrogas SAOC	Oil, Gas, & Mining	FY05	40.0	—	39.1	—	39.1
Taageer Finance Company	Finance & Insurance	FY05	10.0	—	10.0	—	10.0
United Power Company S.A.O.G.	Utilities	FY95, 00	20.5	57.0	3.1	5.1	8.2
					197.3	5.1	202.3

Pakistan

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
AES Lal Pir (Private) Limited	Utilities	FY95	49.4	—	14.9	9.5	24.4
AES Pak Gen (Private) Company	Utilities	FY96	29.5	48.3	9.2	9.5	18.7
Abamco Composite Fund	Collective Investment Vehicles	FY05	5.0	—	—	5.0	5.0
Abamco Limited	Collective Investment Vehicles	FY95	0.3	—	—	0.3	0.3
BRR International Modaraba	Finance & Insurance	FY92, 94, 96	15.8	—	+	0.8	0.8
CSIBL	Finance & Insurance	FY05	7.0	—	6.5	—	6.5
Crescent Bahuman Limited	Textiles, Apparel, & Leather	FY94, 97, 02	23.4	11.5	2.5	5.1	7.6
Dewan Investment and Finance Company	Finance & Insurance	FY04	1.0	—	—	1.0	1.0
Dewan Salman Fibres Limited	Textiles, Apparel, & Leather	FY03, 04	35.0	—	30.0	—	30.0
Engro Chemical Pakistan Limited	Chemicals	FY91, 97, 06	55.3	14.0	—	2.6	2.6
Eni Pakistan Limited	Oil, Gas, & Mining	FY02	30.0	—	12.0	—	12.0
First International Investment Bank Limited	Finance & Insurance	FY90, 92, 96	4.7	—	—	1.5	1.5
First MicroFinanceBank Limited	Finance & Insurance	FY02	2.7	—	—	2.7	2.7
First UDL Modaraba	Finance & Insurance	FY96, 04	10.0	—	—	—	—
Gul Ahmed Energy Limited	Utilities	FY96	31.1	35.0	8.1	4.1	12.2
Habib Bank Limited (HBL)	Finance & Insurance	FY06	50.0	—	50.0	—	50.0
Kohinoor Energy Limited	Utilities	FY95	31.3	36.6	6.3	6.3	12.6
Orix Investment Bank Pakistan Limited	Finance & Insurance	FY96, 06	5.6	—	5.0	—	5.0
Orix Leasing Pakistan	Finance & Insurance	FY94, 06	29.5	3.3	17.0	—	17.0
Packages Limited	Pulp & Paper	FY65, 80, 82, 87, 88, 92, 94, 95, 05	50.6	20.1	—	5.8	5.8
Pakistan International Container Terminal	Transportation & Warehousing	FY03	9.3	—	8.0	—	8.0
Pakistan Petroleum Limited	Oil, Gas, & Mining	FY83, 85, 95, 02	47.6	86.0	—	7.0	7.0
Paktel Limited	Information	FY06	35.0	—	35.0	—	35.0
Premier Mercantile Services Limited	Transportation & Warehousing	FY05, 06	14.0	—	14.0	—	14.0
Rally Energy Corp	Oil, Gas, & Mining	FY06	15.0	—	15.0	—	15.0
Sarah Textiles	Textiles, Apparel, & Leather	FY93, 96, 02	7.8	—	1.1	—	1.1

MIDDLE EAST AND NORTH AFRICA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity
Pakistan (continued)							
TRG Pakistan II Limited	Information	FY04	5.0	—	—	5.0	5.0
Tameer Microfinance Bank Ltd	Finance & Insurance	FY06	1.0	—	—	1.0	1.0
Uch Power Limited	Utilities	FY96	35.0	60.0	13.6	—	13.6
					248.2	67.1	315.3
Saudi Arabia							
Kingdom Hotel Investments	Accommodation & Tourism Services	FY06	20.0	—	20.0	—	20.0
Saudi British Bank	Finance & Insurance	FY05	50.0	—	50.0	—	50.0
Saudi Orix Leasing Company	Finance & Insurance	FY06	17.0	—	17.0	—	17.0
Saudi Orix Leasing Company (SOLC)	Finance & Insurance	FY00, 03, 05	5.3	—	—	5.3	5.3
					87.0	5.3	92.3
Syrian Arab Republic							
Arab Drip Irrigation Technology Company Limited (Adritec)	Plastics & Rubber	FY01	1.0	—	—	1.0	1.0
Bank of Syria and Overseas	Finance & Insurance	FY02, 04	6.1	—	—	5.7	5.7
United Joint Stock Company for Petrochemical Industries	Chemicals	FY02	13.2	—	13.2	—	13.2
					13.2	6.7	19.9
Tunisia							
Banque Internationale Arabe de Tunisie	Finance & Insurance	FY98, 00, 01, 04	57.6	—	52.1	—	52.1
Societe Miniere de Bougrine (SMB)	Oil, Gas, & Mining	FY92, 94	17.0	—	—	2.3	2.3
Societe des Industries Textiles Reunis, S.A.	Textiles, Apparel, & Leather	FY88	1.7	—	—	2.1	2.1
Societe Industrielle des Textiles (SITEX)	Textiles, Apparel, & Leather	FY86, 92, 98	14.5	—	—	2.9	2.9
Societe Monastirienne Internationale des Textiles	Textiles, Apparel, & Leather	FY91	5.6	—	4.0	1.9	6.0
Tuninvest International Limited	Collective Investment Vehicles	FY98	4.7	—	—	2.8	2.8
					56.2	12.1	68.2
West Bank and Gaza							
Arab Bank PLC—Microentreprise Facility	Finance & Insurance	FY97	+	—	+	—	+
Arab Concrete Products Company	Nonmetallic Mineral Product Manufacturing	FY98	0.8	—	0.8	—	0.8
Arab Palestinian Investment Bank	Finance & Insurance	FY96	3.7	—	—	3.7	3.7
Commercial Bank of Palestine—Microentreprise Credit Facility	Finance & Insurance	FY97	6.6	—	+	—	+
Jericho Motels Company Ltd.	Accommodation & Tourism Services	FY99	1.2	—	1.1	—	1.1
Jordan National Bank—Microentreprise Credit Facility	Finance & Insurance	FY97	(1.0)	—	0.2	—	0.2
Nabahin Industry and Trading Company	Plastics & Rubber	FY98	0.5	—	0.5	—	0.5

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions) Total IFC	Total Syndications	Investments Held for IFC[2] (US$ millions) Loan	Equity	Total Loans and Equity

MIDDLE EAST AND NORTH AFRICA

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
West Bank and Gaza (continued)							
Palestine Industrial Estates Development and Management Company	Construction & Real Estate	FY98	2.0	—	1.0	1.0	2.0
Palestine Mortgage and Housing Corporation Limited	Finance & Insurance	FY99	3.0	—	—	3.0	3.0
Palestine Tourism Investment Company	Accommodation & Tourism Services	FY99	9.4	—	—	0.5	0.5
Peace Technology Fund Ltd.	Collective Investment Vehicles	FY99	12.6	—	—	12.3	12.3
Peace Technology Management Ltd.	Collective Investment Vehicles	FY98	0.2	—	—	0.2	0.2
					3.6	20.7	24.3
Yemen, Republic of							
Aden Company for Silos and Mills	Food & Beverages	FY99	8.0	—	6.4	—	6.4
Al-Ahila Mineral Water Company	Food & Beverages	FY03	1.5	—	1.4	—	1.4
Marib Agriculture Company, Y.S.C.	Agriculture & Forestry	FY87	2.8	—	2.4	0.3	2.7
National Cement Company	Nonmetallic Mineral Product Manufacturing	FY06	35.0	—	35.0	—	35.0
Yemen Battery Manufacturing Company, Y.S.C.	Industrial & Consumer Products	FY84, 85	4.0	0.4	3.3	0.5	3.8
					48.4	0.9	49.2
Regional Investment							
Arab Insurance Group	Finance & Insurance	FY98	6.2	—	—	6.0	6.0
Maghreb Private Equity Fund II	Collective Investment Vehicles	FY06	11.7	—	—	12.6	12.6
Nuqul Group	Pulp & Paper	FY05	25.0	—	25.0	—	25.0
					25.0	18.6	43.6
Total equity and loans					**1,204.7**	**274.1**	**1,478.9**
Total guarantees and risk management products							**89.5**
Total IFC portfolio for Middle East and North Africa							**1,568.3**

Country, Region or Other Area, and Obligor	Sector	Fiscal Year in Which Commitments Were Made	Original Commitments[1] (US$ millions)		Investments Held for IFC[2] (US$ millions)		
			Total IFC	Total Syndications	Loan	Equity	Total Loans and Equity
GLOBAL							
Regional Investment							
ACCION Investments in Microfinance, SPC	Finance & Insurance	FY03	3.0	—	—	3.0	3.0
Baku-Tiblisi-Ceyhan Pipeline	Oil, Gas, & Mining	FY04	125.0	125.0	125.0	—	125.0
Capital International Private Equity Fund IV, L.P.	Collective Investment Vehicles	FY04	30.0	—	—	21.1	21.1
Emerging Markets Global Small Capitalization Fund	Collective Investment Vehicles	FY04	10.0	—	—	10.0	10.0
First International Merchant Bank plc	Finance & Insurance	FY05	10.0	—	6.0	4.0	10.0
GEM VII Targeted Value Income Fund	Collective Investment Vehicles	FY05	30.0	—	—	25.8	25.8
InfrastructureWorld.com	Information	FY01	5.0	—	—	5.0	5.0
Microcred S.A	Finance & Insurance	FY06	2.8	—	—	2.8	2.8
Novica United, Inc.	Information	FY03	1.5	—	—	1.5	1.5
Olam International	Agriculture & Forestry	FY04	15.0	—	—	11.2	11.2
Orient Express Hotels	Accommodation & Tourism Services	FY05	25.0	—	25.0	—	25.0
ProCredit Holding	Finance & Insurance	FY01, 02, 03, 06	19.8	—	—	20.2	20.2
Santiago CDO Ltd.	Collective Investment Vehicles	FY05	28.0	—	13.0	13.9	26.9
Schwarz Group	Wholesale & Retail Trade	FY04, 05	149.5	—	147.6	—	147.6
ShoreCap International	Finance & Insurance	FY04	2.5	—	—	2.5	2.5
Soco International PLC	Oil, Gas, & Mining	FY06	45.0	—	45.0	—	45.0
State Street Bank and Trust Company IFC Emerging Markets Common Trust Fund	Collective Investment Vehicles	FY94	10.0	—	—	9.0	9.0
Stora Enso Oyj	Agriculture & Forestry	FY05, 06	100.0	200.0	100.0	—	100.0
TCW GEM II, Limited	Collective Investment Vehicles	FY98	10.0	—	—	+	+
Tepe Akfen Vie Investment Construction and Operation Co.	Transportation & Warehousing	FY06	27.0	—	27.0	—	27.0
					488.6	130.0	618.6
Total equity and loans					**488.6**	**130.0**	**618.6**
Total guarantees and risk management products							**110.0**
Total IFC portfolio for Global							**728.6**
TOTAL EQUITY AND LOANS					**16,744.3**	**4,510.5**	**21,254.8**
TOTAL EQUITY AND LOANS FOR IFC (NET OF WRITE-OFF ADJUSTMENTS)[3]					**16,406.7**	**3,911.6**	**20,318.3**
TOTAL GUARANTEES AND RISK MANAGEMENT PRODUCTS							**1,308.8**
TOTAL IFC PORTFOLIO FOR ITS OWN ACCOUNT							**21,627.1**

** The Corporation's investments in unincorporated oil and gas joint ventures (UJVs) are accounted for under the cost recovery method, as more fully described in Note A to the Corporation's FY06 financial statements. For the UJVs, investment held for IFC comprises the sum of the inception to date cash disbursements, net of cash receipts (until cost is recovered) plus the undisbursed balance of signed commitments, net of cancellations.*

+ Less than $50,000

1. Commitments include funds to be provided by IFC for its own account, funds to be provided by participants through the purchase of an interest in IFC's investment, and funds to be provided by other financial institutions in association with IFC, where IFC has rendered material assistance in mobilizing these funds. Original commitments are composed of disbursed and undisbursed balances. The undisbursed portion is revalued at current exchange rate, while the disbursed portion represents the cost of the commitment at the time of disbursement. Loans held for the Corporation are revalued at the current exchage rate. Amounts shown are for commitments outstanding at June 30, 2006, net of cancellations.

2. Investments held for IFC comprises the sum of the disbursed and outstanding balance together and the undisbursed balance of signed commitments, net of cancellations and before write-off adjustments.

3. Write-off adjustments are $337.62[illegible]m in loans and $598.848m in equity for a total of $936.474m.

Note: The operational investments are represented by loans and equity, as stated. In addition, in certain investments, the Corporation has the right to acquire shares and/or participate in the profits of the enterprise.

Participants in Loan Syndications

As of June 30, 2006

ABN AMRO Bank N.V.

Alpha Bank SA

Banco Bilbao Vizcaya Argentaria S.A.

Banco Finantia SA

Banco Latinoamericano de Exportaciones SA

Banco Santander Central Hispano, SA

Bank of America N.A.

Bank of Tokyo-Mitsubishi UFJ Ltd.

Bayerische Hypo- und Vereinsbank AG

Bayerische Landesbank

BNP Paribas

Caixa Geral de Depositos S.A.

Calyon

Cathay United Bank

Chiao Tung Bank Co Ltd

China Construction Bank Corporation

Citibank N.A.

CLICO Investment Bank Limited

Commerzbank AG

Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)

Cordiant Capital (IFPT)

DBS Bank Ltd

Dexia SA

DnB NOR Bank ASA

DVB Bank Aktiengesellschaft

DZ Bank AG Deutsche Zentral-Genossenschaftsbank

E.Sun Commercial Bank, Ltd.

Emirates Bank International PJSC

Erste Bank der Oesterreichischen Sparkassen AG

First Citizens Bank Limited

FirstCaribbean International Bank (Cayman) Limited

Fortis Bank N.V.

GarantiBank International NV

HSBC Holdings PLC

HSH Nordbank AG

ING Bank N.V.

J P Morgan Chase & Co.

Korea Development Bank

Landesbank Baden-Württemberg

Malayan Banking Berhad

Mizuho Corporate Bank Ltd

Natexis Banques Populaires

National City Bank

Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden NV "FMO"

Norddeutsche Landesbank Girozentrale "NORD LB"

Nordea Bank AB (publ)

Norinchukin Bank

Oversea-Chinese Banking Corp Ltd

Raiffeisen Zentralbank Osterreich AG

Raiffeisenlandesbank Niederoesterreich-Wien AG

RBTT Bank Limited

Republic Bank Ltd

RHB Bank (L) Ltd

Rietumu Banka

Sanpaolo IMI SpA

Shanghai Commercial & Savings Bank Ltd.

Skandinaviska Enskilda Banken AB (Publ)

Societe Generale S.A.

Standard Bank Plc

Standard Chartered Bank

State Bank of India

Sumitomo Mitsui Banking Corporation

Sumitomo Trust & Banking Co. Ltd.

WestLB AG

Technical Assistance and Advisory Projects

This table includes technical assistance and advisory projects approved during FY06. This work is supported by various donors, including IFC itself.

Many projects in the table are carried out by a network of facilities managed by IFC; some serve a developing region, while others emphasize a specific aspect of development. Many facilities, including most of the regional project development facilities, fund their activities from a pool of core funds raised from a group of donors; other facilities, such as the Private Enterprise Partnership, raise donor funds specifically for individual projects and initiatives.

In addition to the facilities, IFC manages trust funds on behalf of many donor governments to support technical assistance work. The Funding Mechanism for Technical Assistance and Advisory Services uses a portion of the Corporation's retained earnings to support specific activities.

Acronyms and abbreviations in the table include the following:

CBF	Capacity Building Facility
CCF	Corporate Citizenship Facility
CommDev	Oil, Gas, and Mining Sustainable Community Development Fund
CPDF	China Project Development Facility
DevCo	Infrastructure Development Collaboration Partnership Fund
EDI	Economic Development Institute
EOF	Environmental Opportunities Facility
FIAS	Foreign Investment Advisory Service
FMTAAS	Funding Mechanism for Technical Assistance and Advisory Services
FY	fiscal year
GEF	Global Environment Facility
GEM	Gender Entrepreneurship Markets
LACP	Latin America and the Caribbean Technical Assistance Facility
MPDF	Mekong Private Sector Development Facility
MSI	Mozambique Small and Medium Enterprise Initiative
MSME	micro, small, and medium enterprise
NGO	nongovernmental organization
PBGI	Performance Based Grants Initiative
PEDF	Pacific Enterprise Development Facility
PENSA	Program for Eastern Indonesia SME Assistance
PEP	Private Enterprise Partnership
PEP-Aceh	Private Enterprise Partnership for Aceh and Nias
PEP Africa	Private Enterprise Partnership for Africa
PEP-MENA	Private Enterprise Partnership for the Middle East and North Africa
PEP-SE	Private Enterprise Partnership Southeast Europe
SEDF	SouthAsia Enterprise Development Facility
SFMF	Sustainable Financial Markets Facility
SGBI	Strengthening Grassroots Business Initiative
SME	small and medium enterprise
TATF	Technical Assistance Trust Funds
USTDA	United States Trade and Development Agency

Project	Project Description	Donor	Program
SUB-SAHARAN AFRICA			
REGIONAL			
African National Investment Climate Workshops	To strengthen investment climate reform advisory activities for a small number of African countries highlighted in *Doing Business*.	Core Funds	FIAS
Credit Bureau Program	To foster the development of private credit bureaus in the region in order to facilitate the extension of credit to previously underserved segments of the population, in particular, consumers and small businesses.	Netherlands	TATF
Doing Business Technical Advice	To develop quick-response capacity to governments requesting technical advice with expert advisory services in the areas profiled in *Doing Business*.	IFC	FIAS
Fundraising Technical Assistance	To raise awareness among state and municipal officials about the different mechanisms available for raising funds for investments, including products offered by IFC and other development partners.	IFC	FMTAAS
Gender Entrepreneurship Markets	To identify and assess legal and administrative constraints facing women business entrepreneurs in Ghana and Tanzania and to develop a prioritized reform agenda.	Netherlands	PEP Africa
HIV/AIDS Microfinance Sector Awareness	To raise awareness and develop risk management tools for the microfinance sector in Africa on HIV/AIDS.	Core Funds	SFMF
IFC Against AIDS	To accelerate the involvement of private enterprises in the fight against HIV/AIDS.	IFC	FMTAAS
MSME Finance Program	To deepen and broaden the African financial sector and to raise the standard of financial services provided to MSMEs.	IFC	PBGI
Review of Investment Climate Indicators	To review investment climate databases and evaluate indicators to develop a robust impact monitoring system for the Investment Climate Facility.	Core Funds	FIAS
Securities Market Institutional Development	To foster the development of properly functioning securities markets in the region.	Sweden	PEP Africa
SME Entrepreneurship Development Initiative	To assist African entrepreneurs in developing bankable business plans and raising finance for new project investments, expansions, and modernizations.	Denmark/Japan/ Netherlands/Norway/IFC	PEP Africa
Societe Malienne de Promotion Hoteliere	To allow the company to undertake a cleaner production audit and design review of its existing operations in Mali and Burkina Faso.	Core Funds	EOF
Submarine Cable System	To provide advisory services for structuring and implementing a fiber-optic loop for the Eastern Africa Submarine Cable System project.	IFC/Netherlands/ Sweden/United Kingdom	DevCo
Trade Finance Promotion	To strengthen the institutional capacity for trade finance operations in frontier market banks in the region.	IFC	FMTAAS
COUNTRY			
Burkina Faso			
Banque Agricole et Commerciale du Burkina Microfinance	To establish a capacity-building program to enable the MFI to efficiently offer microfinance products and services to the small business sector.	Core Funds/Ireland	PEP Africa/TATF
Doing Business Better	To improve key areas of the investment climate to meet the standards as measured by the Doing Business indicators.	Core Funds/Switzerland	FIAS

Project	Project Description	Donor	Program
Grassroots Arts Project	To establish capacity-building programs for artisans to increase production capacity and quality and improve their business management skills.	Core Funds	SGBI
STEP Burkina Training	To train university graduates to provide business advisory services to micro and small business operators.	Core Funds	SGBI
Cameroon			
AES Onchocerciasis Project	To design an action plan on onchocerciasis and disease prevention, and control for the company benefiting not only the company's operations and the immediate environment but also communities beyond.	Netherlands	TATF
Comoros			
Privatization Study	To formulate a detailed strategy and approach for the privatization programs of Comores Telecom and Société des Hydrocarbures des Comores.	IFC/Netherlands/ Sweden/United Kingdom	DevCo
Congo, Democratic Republic of			
Stakeholder Capacity Building	To increase the capacity of local and provincial stakeholders to benefit from the social and environmental assessment and community development planning processes of the Kolwezi Tailings project.	Core Funds	CCF
Ghana			
Law on Collateral Security	To advise the Ministries of Finance and Judiciary in Ghana and draft a new law and related regulations, rules, and procedures on collateral security.	Switzerland	TATF
Leasing Industry Development	To develop the country's leasing industry to increase the financial options available for small and medium-size businesses.	Switzerland	PEP Africa
Schools Financing	To expand the facilities of private sector primary schools and improve their skills in education management.	Denmark/Netherlands/ Norway/IFC	TATF/CBF/ SME/EDI
Guinea-Bissau			
Investment Policy and Legislation Assistance	To provide expert advice to the government on investment policy and legislation as well as technical assistance to finalize investment legislation.	Core Funds	FIAS
Refining Investment Legislation	To assist the government in refining draft legislation on foreign direct investment.	IFC	FIAS
Kenya			
Business Development Training	To sharpen the consulting skills of business development service providers to enhance their advisory and training services to SMEs.	Core Funds	PEP Africa
Coca-Cola South Africa Bottling Company	To identify opportunities for building the operating and management capabilities of the company's manual distribution centers and to develop appropriate training programs.	Core Funds	CBF
Kenya Women Entrepreneur Assistance	To identify the main challenges facing women entrepreneurs and facilitate their greater participation in private sector development.	IFC	GEM
Licensing Reform	To help the government to develop and implement a comprehensive business license reform process and design a regulatory impact assessment tool.	Core Funds/United Kingdom	FIAS
SME Credit Scoring	To complete the development of a demand-driven SME credit scoring tool for 54 banks in the region.	Core Funds	PEP Africa/CBF

Project	Project Description	Donor	Program
SME Solution Center	To support the effective implementation of the SME Solution Center's core capacity building, skills development, technical assistance, access to information, and access to finance programs.	Core Funds	PEP Africa
Telkom Kenya, Ltd.	To implement the privatization of the country's fixed line telecommunications company.	IFC/Netherlands/ Sweden/United Kingdom	DevCo
Women's Business Development	To enhance the economic growth and contribution of women by facilitating access to finance and relevant business development services.	African Development Bank	PEP Africa
Lesotho			
Business Registration and Licensing Reforms	To help reduce the costs of registering a business and securing trading and manufacturing licenses.	Core Funds	FIAS
Industry Competitiveness Report	To prepare the apparel industry and the government for the restructuring of the industry in advance of the expiration of the third-country fabric provision in the African Growth and Opportunity Act.	Core Funds/USTDA/ComMark	FIAS
Lesotho Hospital	To advise the government on the replacement of an existing public hospital with greenfield medical facilities, including an outpatient clinic and hospital.	Sweden	TATF
Queen Elizabeth II Hospital	To maximize opportunities for local SMEs to more effectively provide public health care services resulting from the replacement of Queen Elizabeth II Public Hospital through a public-private partnership.	Core Funds	CBF
Sectoral Study of the Effective Tax Burden	To improve understanding of the link between tax policy and its administration, and the broader political economy context for business development and poverty reduction.	Core Funds/United Kingdom	FIAS
Liberia			
Private Sector Development	To devise a private sector development agenda for the new government based on an examination of the existing investment climate.	Core Funds	FIAS
Madagascar			
Business Advisory Services	To provide SME entrepreneurs with business advisory services on new project investments, expansion and modernization of businesses, and access to finance.	Core Funds	PEP Africa
Factoring Industry Study	To evaluate the environment for developing the factoring industry and help establish a factoring company to increase access to financial services for MSMEs.	Netherlands	TATF
Independent Power Project	To structure and implement a series of small independent power projects for a total of up to 100 MW of additional capacity.	IFC/Netherlands/ Sweden/United Kingdom	DevCo
Leasing Industry Development	To develop the country's leasing and factoring industry, thereby improving financial options for small and medium-size businesses.	Core Funds	PEP Africa/CBF
Marketing and Sales Project	To help SMEs, consultants, and business organizations improve their skills in marketing and sales management.	Core Funds	PEP Africa/EDI
Public-Private Partnership	To design and implement public-private partnerships for up to 12 airports, including the international hub at Antananarivo.	IFC/Netherlands/ Sweden/United Kingdom	DevCo
Public-Private Partnership	To advise the government of Madagascar on the design and implementation of a public-private partnership for JIRAMA, the national power and water utility.	IFC/Netherlands/ Sweden/United Kingdom	DevCo

Project	Project Description	Donor	Program
SME Export Program	To help exporting SMEs meet international exporting standards, enhance their technical capacity, and better understand their markets.	France	PEP Africa
SME Quality Management	To help SMEs increase their competitiveness by improving production and quality management.	Core Funds	PEP Africa
Tax Burden Sectoral Study	To evaluate the inter-relationship of tax policy with its administration and to offer recommendations on investment and business climate policy for growth and poverty reduction.	Core Funds	FIAS
Mauritius			
Licensing Reform and Impact Assessment	To develop and implement an action plan for business startups and licensing reform, and assess the tax system's impact on investment and growth.	Core Funds	FIAS
Mozambique			
Administrative Barriers to Investment	To study the licensing and fee requirements affecting the cost of doing business including the effects of tax policy as a contributor or barrier to a firm's ability to grow both in theory and in practice.	Core Funds/United Kingdom	FIAS
ENH/CMG Pipeline	To help the companies raise funds in order to exercise their 25% equity option in ROMPCO, the gas pipeline company holding the pipeline portion of the assets of the Southern Africa Regional Gas Project.	South Africa	TATF
SGL Printing Shop	To provide the company with financing and business expansion technical assistance.	Switzerland	MSI
SME Business Advice	To provide finance and technical assistance to ensure an effective operation of a soft drink company.	Switzerland	MSI
Tourism Sector Study	To assist the government of Mozambique in identifying features of the investment climate in tourism that matter most for efficiency and competitive growth.	Core Funds	FIAS
Tourism Sector Study	To stimulate growth and investment in the country's tourism sector through pro-active project development in selected tourism zones.	Belgium/IFC	PEP Africa/ CBF
Nigeria			
Carbon Finance Market Survey	To assess the potential for carbon finance in Nigeria and South Africa through a pilot study to possibly lead to the first packaging of SME carbon credits for the private market	Ireland	TATF
Diamond Bank Internal Sustainability Training	To assist the bank in becoming a sustainability leader through train-the-trainer programs and workshops.	Ireland	TATF
Health Sector Expansion Program	To conduct a seminar for the government and industry participants to better understand the market, infrastructure, and capacity-building needs of the health sector.	Ireland	TATF
Investment Climate Program	To promote sustainable and measurable improvements in the investment climate at the state level.	United Kingdom	FIAS
Market Study	To complete a detailed market study for the proposed Gulf of Guinea Institute and the African Institute of Science and Technology's School of Management and Public Policy	Ireland	TATF
Private Sector Participation	To advise the government of Nigeria on the implementation of private sector participation in the country's airport system.	IFC/Netherlands/ Sweden/United Kingdom	DevCo

Project	Project Description	Donor	Program
Rwanda			
Electricity Generation Plant Design	To provide specialized engineering assistance in the design of a facility to extract deep water methane from Lake Kivu and produce electricity for inhabitants of the region.	Netherlands/IFC	TATF
Gas Recovery Development	To help develop a lake gas recovery facility and associated power plant.	Ireland	TATF
Leasing Market Study	To develop a strategy to set up financial leasing operations and support the creation of a leasing company with the Development Bank of Rwanda.	Netherlands	TATF
Rwanda Informal Economy Study	To survey the characteristics of firms in the informal sector and determine concrete policy recommendations on how to shift economic activity from the informal to the formal economy.	Core Funds	FIAS
Rwanda Leasing Program	To support the development of the leasing market by creating a progressive legal, regulatory, and tax framework.	African Development Bank	PEP Africa
Rwandair Privatization	To help the government to identify and execute strategic options for the privatization of Rwandair.	IFC/USTDA	TATF/DevCo
Sectoral Study of the Effective Tax Burden	To improve understanding of the link between tax policy and its administration, and the broader political economy context for business development and poverty reduction.	Core Funds	FIAS
Senegal			
Accelerated Growth Strategy	To support the government in addressing institutional dimensions key to successfully implementing the recently outlined accelerated growth strategy.	Core Funds/USAID	FIAS
Sierra Leone			
Improving the Business Environment	To improve the business climate and facilitate private sector development by streamlining the business registration process.	Core Funds/United Kingdom	FIAS
Investment Policy Study	To identify public policies and instruments that affect investment decisions and hold the most potential to attract responsible international private investment.	Core Funds/United Kingdom	FIAS
Monitoring and Evaluation Measurement	To support a private sector development reform initiative by results measurement and client capacity building	Core Funds/United Kingdom	FIAS
Private Sector Development Project	To facilitate private sector development by designing and implementing institutional underpinnings for land holding and transfer.	Core Funds/United Kingdom	FIAS
South Africa			
Administrative Barrier Review	To conduct a review of administrative impediments to investment.	Core Funds/Switzerland/United Kingdom	FIAS
Clean Development Mechanism	To prepare an investors guide to Clean Development Mechanism projects in the region.	Core Funds	CCF
Community Training	To provide job skills and training to disadvantaged and disabled people to produce craft items for sales in the local, tourist, and export markets.	IFC	SGBI
Competition Law Study	To prepare a study on the impact of competition law policy on the country's investment climate.	Core Funds	FIAS
Compliance Costs for Small Business Taxes Study	To evaluate the tax rate on businesses by measuring the time and cost burden on SMEs associated with administrative compliance for business taxes	Core Funds/Switzerland	FIAS

Project	Project Description	Donor	Program
Endeavor Entrepreneurship Institute	To establish a monitoring and evaluation system measuring qualitative and quantitative impact, and to develop a sustainability strategy.	IFC	PEP Africa
Tax Burden Study	To improve understanding of the link between tax policy and its administration, and the wider political economy context for business development.	Core Funds/United Kingdom	FIAS
Women Entrepreneurs Scheme	To provide recommendations to the Department of Trade and Industry to help women entrepreneurs gain better access to financing opportunities.	Core Funds/IFC	CCF/TATF
Sudan			
Review of Administrative Barriers to Investment	To review the investment climate, prepare a draft investor roadmap document, and facilitate a discussion on key findings.	Core Funds	FIAS
Tanzania, United Republic of			
Leasing Industry Development	To develop the leasing industry in Tanzania, thereby improving financial options for small and medium-size businesses.	Switzerland	PEP Africa
Tanzania Honey Company Expansion	To improve honey collection standards, increase farmers' incomes, and contribute to the operating and financial sustainability of the company.	Core Funds	SGBI
Tax Policy Study	To understand the effects of tax policy on company growth and informality, and determine tax policy best practice to promote growth and investment.	Core Funds/United Kingdom	FIAS
Uganda			
Economic Analysis of Electricity Project	To provide IFC and other potential lenders and investors with an economic and financial evaluation of a proposed electricity generation project.	IFC	FMTAAS
Zambia			
Copperbelt SME Supplier Development Program	To improve local SMEs' ability to meet industry procurement requirements and diversify the SME market through partnerships with other mining companies.	Ireland	CBF
EAST ASIA AND THE PACIFIC			
REGIONAL			
Credit Risk Rating & Management	To develop and implement a business loan rating methodology that would enable banks to measure and optimize credit risk.	IFC	FMTAAS
Design and Export Promotion Centers	To assist two design and export promotion centers in Cambodia and Indonesia in improving their handicrafts design and quality, increasing production capacity, and reaching export markets.	Core Funds/Italy/Japan	MPDF/PENSA/SGBI/TATF
IFC Against AIDS	To accelerate the involvement of private enterprises in the fight against HIV/AIDS	IFC	FMTAAS
COUNTRY			
Cambodia			
Advocacy Support to Business Associations	To provide private sector working groups and business associations with research support in order to better advocate for policy change.	Core Funds	MPDF
Business Environment Study	To identify regulatory and administrative barriers to business growth at the provincial level throughout the country	Core Funds	MPDF/TATF

Project	Project Description	Donor	Program
Cambodia Grassroots Facility	To create and develop a working capital facility for selected socially minded grassroots business organizations in the country.	IFC	SGBI
CraftNetwork	To assist handicraft producers in addressing critical constraints and barriers facing them and to facilitate export sales to major international markets.	IFC	SGBI
Digital Divide Data Development	To strengthen and expand the company's operations, create more jobs, provide training for more disadvantaged young adults, and promote sustainability.	IFC	SGBI
Duty Suspension Scheme	To assist the government of Cambodia in the design and construction of a customs duty suspension scheme.	Core Funds	FIAS
Garment Sector Assistance Program	To help increase the country's garment sector export performance through the launch and facilitation of an international buyers' forum.	Core Funds	MPDF
Investment Board Support	To support the Cambodia Investment Board in refining an investment promotion strategy, and developing and delivering a detailed action plan.	Core Funds	FIAS
Tourism Sector Study	To identify the key constraints to the tourism sector's development and contribution to growth, and provide recommendations to address the problems.	Core Funds	FIAS
China			
Business Credit Evaluation	To expand access to business credit and encourage private sector growth.	Core Funds	FIAS
China Development Marketplace	To support the China Development Marketplace competition of innovative projects by providing grant money for the Corporate Citizenship Awards category.	Core Funds	CCF
City Commercial Banks	To help raise the banks' management and operational standards, develop a roster of Chinese financial trainers, and strengthen the capacity of the China Banking Association.	Core Funds	CPDF/TATF/ CBF
Energy Efficiency Finance Program	To market, develop, and provide equipment financing services to energy users in the commercial, industrial, institutional, and multi-family residential sectors engaged in energy efficiency projects.	Core Funds/GEF/ Finland	CPDF/GEF/ EOF
Financial Sustainability Project	To build sustainability capacity within financial institutions and local partner organizations with sustainable finance training and technical assistance.	Core Funds	SFMF
Health and Safety Seminar	To conduct a sustainability and health & safety seminar to improve the overall development prospects of IFC clients.	Core Funds	CCF
Investment Agency Development	To build the capacity of agencies responsible for the enhancement and promotion of the local investment climate in disadvantaged provinces.	Core Funds	FIAS
North Andre Supply Chain Linkages	To introduce traceability in the apple supply chain of the company, improve farm management practices, develop improved marketing opportunities, and build local institutional capacity.	Germany	TATF
Nursing Training Program	To help United Family Hospitals and Clinics develop a formal nurses training program to operate effectively to international medical standards.	Sweden	TATF
Power Plants Financing	To understand what returns are possible from equity investments in the power sector and identify investment opportunities.	Spain	TATF
Private Sector Development Study	To analyze the sustainability and quality of private sector development and assist the government in promoting higher standards of corporate behavior.	Denmark	TATF

Project	Project Description	Donor	Program
Renewable Energy Study	To contribute to the transformation of the country's energy sector to incorporate more renewable energy.	Denmark/IFC	TATF
Reputex	To develop a corporate social responsibility rating system for Chinese companies to stimulate investment by domestic and international investors.	Core Funds	SFMF
Sichuan and Yunnan Milk Farmers	To help local dairies improve farm management and productivity and quality of their milk supply.	IFC	TATF
Sichuan Cluster Development	To identify the scope for potential government assistance for the industrial development of Sichuan Province.	Core Funds	CPDF
Sichuan Value Chain Analysis	To identify the opportunities and challenges in developing strategic sectors such as agribusiness, electronics manufacturing, and eco-tourism.	Core Funds	FIAS
Survey on SME Access to Finance	To gain an in-depth understanding of current SME finance activity in the country through a nationwide survey	Core Funds	CPDF
Tourism Development in Sichuan	To help gain a better understanding of the dynamics of the tourism sector.	Core Funds	FIAS
United Rural Cooperative Bank of Hangzhou	To enhance the bank's corporate governance structure and risk management system, and improve its market position and organizational structure.	IFC	PEP-China/ FMTAAS
Vocational Education	To assess the current market for vocational education and training and to develop a set of recommendations for the development of a training framework from a private sector perspective.	Sweden/IFC	TATF
Yunnan Whitewater River Hydropower	To implement the design changes for improving the safety and reducing the cost of the three dams that will be built on the river.	Switzerland	TATF
Fiji			
Investment Approvals Reform	To provide hands-on, practical assistance to 18 government agencies involved in implementing reforms to their investment approval procedures.	Core Funds	FIAS
Private Sector Investment	To deliver quantitative and qualitative improvements in investment approval processing times and costs for the private sector investor.	Core Funds	FIAS
Indonesia			
Aceh Investment Law	To help prepare a regional investment policy statement and an outline regional investment law.	Core Funds	FIAS
Aceh Investment Promotion	To support the development of a more effective investment promotion capacity	Core Funds	PEP-Aceh/ FIAS
Agriculture Development	To deliver agribusiness development and higher incomes in selected provincial areas through improved access to markets, finance, information, and technology.	Australia	PENSA
Investment Climate Study	To critically analyze the current investment climate with a view to quickly identifying key priorities for the authorities.	Core Funds	FIAS
Investment Incentives Review	To provide commentary on recent government proposals to reform the system of investment tax incentives, and to provide a forum for policy dialogue.	Core Funds	FIAS
Investment Law	To specify the roles and responsibilities of a national investment promotion agency and outline simple and transparent investment promotion procedures.	Core Funds	FIAS
Komodo Park Tourism	To establish an innovative private sector/NGO partnership concession to undertake park management and tourism development.	GEF	GEF

Project	Project Description	Donor	Program
Linkages in Mining Communities	To identify opportunities for, and impediments to, the development of linkages between the mining sector and the local economy.	Core Funds	FIAS/PENSA
Sector Policy Solution Design	To identify options for addressing policy and institutional impediments in the investment climate that constrain exports of shrimp and man-made textiles.	Core Funds	FIAS
SME Enhanced Lending Framework	To help strengthen banks' capability to serve the SME market by improving their credit skills and assisting in their institutional development.	Japan	TATF
SME Sector Establishment	To establish an SME sector to contribute to sustainable employment and economic growth to increase regional social stability in the longer term.	Core Funds	PENSA/TATF
Student Financing Pilot	To help Sampoerna Foundation develop a pilot student financing facility.	Switzerland	TATF
Telecommunications Market Study	To determine the potential of the country's telecommunications market and identify options for reaching this market through private investments.	IFC	TATF
Lao People's Democratic Republic			
Bamboo Supply Chain Study	To undertake a bamboo market study for the development of sustainable bamboo supply chains to increase the income of local communities.	Core Funds	CCF
Financial Institutions Law	To support sound financial sector and banking practices by creating an environment where all banks have the same opportunities and abide by the same rules.	Core Funds	MPDF
Mongolia			
Capacity Building Assistance	To strengthen the capacity of the newly established Unfair Competition Regulatory Authority of Mongolia through training key staff on how to investigate the situation in key markets to determine unfair competition.	Sweden	TATF
Gas Sector Study	To support a gas sector study and develop and diversify the country's energy market including natural gas, condensates, liquefied petroleum gas, and liquefied natural gas.	Sweden	TATF
Independent Power Project	To lay the technical, commercial, and regulatory groundwork for the country's first independent power producer windmill project.	Core Funds	EOF
Papua New Guinea			
Institution Building	To provide technical assistance for institution and capacity building to PNG Microfinance Ltd.	Japan	TATF
Philippines			
Boracay Island Private Sector Investment	To identify private sector investment opportunities for IFC that will help improve the island's infrastructure and ensure the sustainability of its tourism industry.	IFC	TATF
Manila South Commuter Rail Project	To help the Philippine government assess the feasibility of enhancing the entire heavy rail system for southern Luzon.	Spain	TATF
Private Sector Participation	To mobilize private sector participation to build, maintain, and manage the extension of the existing Light Rail Transit Line 1 system in Manila.	IFC/Netherlands/ Sweden/United Kingdom	DevCo
Private Sector Participation	To improve the provision of water services through the introduction of private sector involvement throughout the country.	IFC/Netherlands/ Sweden/United Kingdom	DevCo

Project	Project Description	Donor	Program
Small Power Utilities Group	To replicate the success of previous Small Power Utilities Group transactions to other areas that are in urgent need of more affordable and reliable power.	IFC/Netherlands/ Sweden/United Kingdom	DevCo
Samoa			
Regulatory Reform Implementation	To help identify and remove regulatory and administrative barriers to doing business and increase opportunities for private sector development.	Core Funds	FIAS
Venture Capital Fund	To build sustainability capacity within local investors in the fund and other participants in the country's finance sector.	Core Funds	PEDF
Solomon Islands			
Administrative Barriers	To prepare a detailed diagnostic review of work permits and residency permits approval procedures.	Core Funds	FIAS
Foreign Investment Registry Establishment	To assist in the establishment and operation of the Foreign Investment Registry within the Investment Division of the Ministry of Commerce and Industry.	Core Funds	FIAS
Thailand			
Administrative Barriers to Investment	To undertake an administrative barriers to investment study to identify opportunities to further streamline investment operating procedures.	Core Funds	FIAS
Timor-Leste			
Access to Finance Workshop	To open up channels and develop products and methodologies to improve financial services availability to MSMEs.	Core Funds	PEDF
Electronic Marketplace Appraisal	To assess the viability of establishing an electronic marketplace in the country to assist SME hotel operators.	Core Funds	PEDF
Private Sector Development	To help the government of Timor-Leste and the donor community shape the private sector development strategy	Netherlands	TATF
Tonga			
Regulatory Reform Implementation	To provide hands-on, practical assistance to 18 government agencies involved in implementing reforms to their investment approval procedures.	Core Funds	FIAS
Vietnam			
Administrative Barriers Evaluation	To identify regulatory and administrative barriers to business growth and implement a number of specific improvements to the business environment.	IFC	TATF
Composite Panel Investment Evaluation	To determine the feasibility of investing in a composite panel plant to supply the growing furniture manufacturing business in the country.	Sweden	TATF
Foreign Investment Agency	To provide assistance to the national investment protection agency in developing a medium-term strategic plan.	Core Funds	FIAS
Land Program Design	To strengthen the legislative framework and administrative structures that regulate business access to land and business land rights.	Core Funds	FIAS
Private Credit Bureau	To develop a private credit bureau to facilitate the extension of credit to growing yet underserved segments of the population, in particular SMEs.	Core Funds	TATF
Private Sector Gender Equality	To create awareness of the importance of gender equality as both a business opportunity and a development imperative.	Core Funds	MPDF
Private Sector Participation	To advise the government of Vietnam on how to mobilize private sector participation in electricity generation	IFC/Netherlands/ Sweden/United Kingdom	DevCo

Project	Project Description	Donor	Program
Secured Transactions Assessment	To assess the current shortcomings in the legal and institutional framework for movable asset financing.	Core Funds	FIAS
Sustainable Tourism Workshop	To launch a Web-based sustainability rating scheme to recognize and reward SME accommodation providers with good sustainable practices.	Netherlands/IFC	TATF
SOUTH ASIA			
COUNTRY			
Bangladesh			
Assessing Stakeholder Interests in PSD Reform	To design an appropriate communications strategy to act as an example of how to institutionalize private sector development regulatory reform.	Core Funds	FIAS
Business Framework Implementation	To implement a modern business regulatory framework that enables more efficient, effective, and transparent regulation of the private sector.	Core Funds/United Kingdom	FIAS
Economic Zone Development	To provide the government with options for developing and implementing an economic zone strategy which reflects international best practice.	Core Funds/United Kingdom	FIAS
Financial Sector Assistance and Training	To increase access to finance and build capacity for SMEs, and raise awareness of best practices on SME finance in the financial markets.	Core Funds	SEDF
Independent Power Project	To advise the government on the design and implementation of a baseload gas-fired independent power producer project.	IFC/Netherlands/Sweden/United Kingdom	DevCo
Investment Climate Assessment Panel	To track the performance of 250 SMEs over a three-year period to determine the key challenges and constraints they face.	Core Funds	SEDF
Private Sector Development	To facilitate a private sector development vision for the government of Bangladesh and organize a monitoring and evaluation system.	Core Funds/United Kingdom	FIAS
Private Sector Development Preparation Study	To prepare for the Private Sector Development Support Project and to ensure the successful implementation of six related projects.	Core Funds/United Kingdom/Canada	FIAS
Private Sector Development Reform	To build a consensus and commitment among all stakeholders to achieve necessary regulatory and administrative reform.	Core Funds	FIAS
Small Power Plants Program	To advise the government in the structuring, tendering, and implementation of the Small Power Plants Program, consisting of ten plants of 10 to 30 MW.	IFC/Netherlands/Sweden/United Kingdom	Devco
Social and Environment Auditing Assistance	To build capacity of local service providers for implementing and auditing social and environmental compliance measures.	Core Funds	SEDF
Bhutan			
Financial Markets Assistance and Training	To increase access to finance for SMEs both in terms of number of clients reached and range of financial products offered.	Core Funds	SEDF
Gender Entrepreneurship Markets	To develop the entrepreneurial capacity of women in rural communities through business management and marketing, and alliance building between women's associations, government, and donor agencies.	Core Funds	SEDF

Project	Project Description	Donor	Program
India			
Assistance Facility for Sustainab[illegible] Advisory Projects	To provide advisory services to state and municipal governments to develop private infrastructure projects, including public-private partnerships.	Sweden	TATF
Cairn Energy	To help the company implement its contributions to local community and economic development in connection with its exploration and drilling activities.	Core Funds	CCF
Capacity Building for Banks	To increase access to financing for businesses and consumers by fostering the development of an efficient and competitive local banking sector.	Japan/Netherlands/IFC	TATF
Competition Commission Assessment	To conduct competition and regulatory impact assessments of key sectors of the economy to foster investment, productivity, growth, and consumer welfare.	Core Funds/United Kingdom	FIAS
Federal Bank Ltd.	To design, structure, and monitor technical assistance programs for the bank.	IFC	FMTAAS
Health Awareness Scheme	To create awareness about prevention and management of HIV/AIDS with company stakeholders at all manufacturing locations.	Core Funds	CCF
ICT and Entrepreneurship	To create entrepreneurship opportunities and improve information and communications technology services delivered to poor rural communities.	IFC	SEDF
Mobile Health Service	To provide health services, multimedia education resources, telephone connectivity, and access to financial products.	IFC	SEDF
Municipality Linkages Program	To provide financing to selected municipalities for energy efficiency investments in water pumping systems and building and street lighting.	Core Funds	SEDF
Private Sector Participation	To introduce private sector participation in the city of Bangalore's water sector.	IFC/Netherlands/ Sweden/United Kingdom	DevCo
Thane Municipal Corporation	To implement specific capacity building initiatives that will improve financial management and social capital development in Thane municipality	IFC	TATF
Tourism Workshop	To develop and deliver a workshop on environmental, social, and health & safety best practice for key players in the tourism and hospitality sector.	Core Funds	CCF
Maldives			
SME Development	To create and develop awareness of SME finance issues, develop sustainable SME finance models, and improve the outreach of banks and other financial institutions in the sector.	Core Funds	SEDF
Sri Lanka			
Rainforest Ecolodge Company	To foster SME growth by creating sector-specific opportunities, increasing competitiveness, productivity, and market share, and developing linkages to larger enterprises.	Core Funds	SEDF
SME Banking Capacity Building	To improve the capacity and efficiency of banks and other financial institutions to meet SME needs, including loans and newly developed financial products and services.	Core Funds	SEDF
Worldhotel-link.com Limited	To foster SME growth by creating sector-specific opportunities and increasing competitiveness, productivity, and market share.	Core Funds	SEDF/CBF

Project	Project Description	Donor	Program
EUROPE AND CENTRAL ASIA			
REGIONAL			
Capacity Building	To map the country's non-cement building materials industry to help increase capacity.	United Kingdom/IFC	TATF
Central Asia Leasing Facility	To strengthen the capacity of the financial institutions involved in the Facility and improve their management information systems.	Switzerland/IFC	PEP/CBF
Environmental Management	To help financial institutions in the Balkan region understand why and how to manage the environmental and social issues associated with their lending and investment operations.	Core Funds	SFMF
Financial Services Capacity Building	To increase access to financial services for MSMEs and households in the region by building the capacity of local private sector financial institutions to efficiently serve these client segments.	Netherlands	TATF
IFC Against AIDS	To accelerate the involvement of private enterprises in the fight against HIV/AIDS.	IFC	FMTAAS
Leasing Industry Development	To increase access to finance for small and medium-size businesses through equipment leasing in Kyrgyz Republic, Tajikistan, and Uzbekistan.	Switzerland	PEP
Mortgage Market Development Project	To assist in the development of primary mortgage markets and easy access to mortgage financing for people with low and medium incomes.	IFC	FMTAAS
COUNTRY			
Albania			
Alternative Dispute Mediation	To support the establishment of an efficient mediation system of enforcing commercial contracts.	Netherlands	PEP-SE
Business Regulation Plan	To support the government in reducing regulatory barriers in selected sectors with efforts to build regulatory capacities and institutions.	Core Funds/Switzerland	FIAS
Corporate Governance Guidelines	To promote the benefits of good corporate governance and build the capacities of key stakeholders to implement best practice.	Switzerland	PEP-SE
International Technical Standards	To introduce and disseminate international technical standards and regulations among companies in selected sectors	Norway	PEP-SE
Recycling Initiative	To deliver sustainable development impacts by supporting profitable and environmentally and socially responsible recycling businesses.	Austria	PEP-SE
Armenia			
Corporate Governance	To improve corporate governance best practice in local banks	Netherlands	PEP
Secured Transactions Reform	To assist in fostering the private sector's access to credit by addressing shortcomings in its secured transactions regime.	Core Funds	FIAS
Azerbaijan			
Corporate Governance	To improve the corporate governance practices of local joint stock companies and banks to help them gain easier access to capital.	Switzerland	PEP
Leasing Industry Development	To increase financing for small and medium-size businesses through leasing industry development.	Switzerland	PEP

Project	Project Description	Donor	Program
Licensing Review	To assist the government of Azerbaijan in designing a comprehensive reform strategy to minimize entry controls imposed on business.	Core Funds	FIAS
Belarus			
Business Association Development	To reinforce local economic development by strengthening the competence of business associations and private business	IFC	PEP
Business Enabling Environment	To reinforce local economic development, strengthen the role of private business, and improve the private business environment.	Sweden	PEP
Bosnia and Herzegovina			
Administrative Barriers to Investment	To assist the government in efforts to remove administrative barriers to investment.	Core Funds/Switzerland	FIAS
Alternative Dispute Mediation	To support the establishment of an efficient mediation system for enforcing commercial contracts.	Canada/Netherlands	PEP-SE
Corporate Governance	To promote the benefits of good corporate governance and build the capacities of key stakeholders to implement best practice.	Switzerland	PEP-SE
International Technical Standards	To introduce and disseminate international technical standards and regulations among companies of selected sectors in the country.	Norway	PEP-SE
Recycling Initiative	To deliver sustainable development impacts by supporting profitable and environmentally and socially responsible recycling businesses.	Austria	PEP-SE
Bulgaria			
Administrative Barriers Reform	To provide solution designs for administrative barriers relating to on-site inspections and construction procedures and advice on institutional reform mechanisms.	Core Funds	FIAS
Croatia			
Biogas and Composting	To assess the feasibility of anaerobic digestion of Belje's animal rearing waste and wastewater to produce biogas and high-quality organic fertilizer from residuals.	Germany/IFC	TATF
Improving Regulations for Operations	To improve the quality of regulations affecting the start-up and operation of businesses.	Core Funds/Switzerland	FIAS
Georgia			
Business Association Development	To reinforce local economic development by strengthening the competence of business associations and private business.	FMTAAS	PEP
Business Banking Operations	To help strengthen and expand the retail and small business banking operations.	Netherlands/IFC	TATF
Business Development	To increase access to markets for local firms, raise the level of local management skills, improve access to financing, and reduce administrative and legislative barriers to private sector growth.	Canada	PEP
Kazakhstan			
Corporate Governance	To improve the corporate governance practices of local joint stock companies and banks with a view to increasing their ability to attract investment.	IFC	PEP
Oil and Gas Industry	To complement the ongoing efforts of international oil and gas operations to increase sustainable local sourcing.	CBF	PEP

Project	Project Description	Donor	Program
Kyrgyz Republic			
Review of Investment Law	To conduct a systematic review of the existing investment law and the government's proposed amendment to the law.	Core Funds	FIAS
Latvia			
FIAS Impact Study	To test how to gauge the impact of FIAS activities in a particular client country.	Core Funds	FIAS
Regulatory Costs Survey	To assist the government in carrying out an administrative and regulatory costs survey to ensure longitudinal and cross-country comparability of the results.	Core Funds	FIAS
Macedonia, Former Yugoslav Republic of			
Alternative Dispute Mediation	To support the establishment of an efficient mediation system of enforcing commercial contracts to encourage private sector investment.	Netherlands	PEP-SE
Corporate Governance	To promote the benefits of good corporate governance and build the capacities of key stakeholders to implement best practice.	Switzerland	PEP-SE
International Technical Standards	To introduce and disseminate international technical standards and regulations among companies in selected sectors.	Norway	PEP-SE
Recycling Initiative	To deliver sustainable development impacts by supporting profitable and environmentally and socially responsible recycling businesses.	Austria	PEP-SE
Poland			
Property Rights Reform	To identify the key legal and institutional impediments to contract and property rights enforcement and to propose reform solutions.	Core Funds/Poland	FIAS
Romania			
Industrial Competitiveness Study	To assist the government of Romania in developing a strategic approach for enhancing the country's competitiveness in preparation for EU entry and address post-entry challenges.	Spain/IFC	TATF
Public-Private Partnership Assistance	To assist the Municipality of Bucharest in implementing a program of public-private partnerships for property development and management.	Core Funds	PEP-SE
Russian Federation			
Administrative Barriers to Investment	To prepare an administrative and regulatory cost survey in the Tomsk region on administrative barriers to investment.	Core Funds/USAID	FIAS
Administrative Barriers to Investment	To prepare a study of administrative barriers to investment in Sakhalin Oblast.	Core Funds	FIAS
Administrative Barriers to Investment	To conduct a self-assessment of the removal of administrative barriers, including business surveys, templates, baselines for monitoring, and facilitation of dialogue between the public and private sectors.	Core Funds	FIAS
Administrative Barriers to Investment	To prepare a study of administrative barriers to investment in Leningrad Oblast.	Core Funds	FIAS
Auto Linkages	To identify potential partnerships between automotive suppliers and producers.	Germany	PEP
Automotive Industry Development	To improve the production efficiency of automobile engines at a factory in the Volga Region.	Austria	PEP

Project	Project Description	Donor	Program
Banking Sector Corporate Governance	To improve the current state of internal governance in banks and the use of corporate governance in their credit assessment of corporate clients.	Switzerland	PEP
Business Development	To assist Finnish companies to develop mutually beneficial links with Russian businesses and to develop the local information and communications technology services industry.	Finland	PEP
Business Development	To increase access to markets for local firms, improve business practices and the knowledge base of walk-in clients, and strengthen the capacity of local business service providers.	Canada	PEP
Campina	To set up the first leasing company for the primary agricultural sector and improve the economic performance of supplier farms.	Netherlands	PEP
Computer-Aided Design Assistance	To provide the automotive industry with information on modern computer-aided engineering for quality improvement.	Austria	PEP/TATF
Corporate Governance	To improve the corporate governance practices of open joint-stock companies in the regions to help them gain easier access to capital.	Switzerland	PEP
Corporate Social Responsibility	To provide best practice cases on market-driven corporate social responsibility for the forestry industry.	Core Funds	FIAS
Energy Efficiency Promotion	To improve energy efficiency and profitability of companies leading to a reduction in greenhouse gas emissions.	GEF/SFMF	PEP
Energy Efficiency Promotion	To promote investments in energy efficient technologies in the Volga Region.	Germany	PEP
Energy Efficiency Technology	To develop non-grant financing mechanisms to enable investment in energy efficiency technologies in industry, commercial, residential, and transport sectors.	GEF	GEF
Fishing Industry Survey	To provide an updated and accurate source of information on the fishing industry.	Iceland	PEP
Leasing Industry Development	To grow the local leasing industry and build linkages between Finnish and Swedish exporters and Russian companies in need of capital equipment.	Finland/Sweden	PEP
Legislative Reform	To provide advice to the government to improve the transparency, consistency, and efficiency of administrative procedures for business access to land and real estate.	Core Funds	FIAS
Machine Tools Evaluation	To evaluate the economic benefit to the country of an initiative to modernize machine tools.	Germany	PEP
Occupational Health Study	To gauge, collate, and analyze perceptions of HIV/AIDS and other occupational health issues in the private sector.	Finland/IFC	TATF/FMTAAS
Pilot Intermediaries Survey	To survey specialized business intermediaries whose companies provide businesses with services in order to help them deal with administrative barriers.	Core Funds	FIAS
Power and Insulated Cables Study	To undertake a study of the technical, market, and financial aspects of the insulated power cable, telecom cable, and wire manufacturing industry.	Italy	TATF
Primary Mortgage Market Development	To grow the country's nascent residential mortgage market	Netherlands	PEP
Real Estate Administration	To prepare a report on administrative barriers to land and real estate markets in Irkutsk Oblast and recommend more competitive procedures in the allocation of land and real estate.	Core Funds/USAID	FIAS

Project	Project Description	Donor	Program
Real Estate Administration	To prepare a report on administrative barriers to land and real estate markets in Rostov Oblast and recommend more competitive procedures in the allocation of land and real estate.	Core Funds/USAID	FIAS
SME Development	To maximize local sourcing opportunities from Komi Republic to support local SME business growth.	CBF	PEP
Sustainable Forestry	To encourage investors to strive for sustainable forestry in their joint ventures and promote the forest industry as a potential resource for new investments.	Finland	PEP
Serbia and Montenegro			
Alternative Dispute Mediation	To support the establishment of an efficient mediation system for enforcing commercial contracts.	Canada/Netherlands	PEP-SE
Constanza-Pancevo-Omisalj-Trieste Pipeline	To create a strategy for the pipeline development company, promote the commercial viability and bankability of the project, and attract the interest and participation of potential private sector investors.	Austria/Italy	TATF
Corporate Governance	To promote the benefits of good corporate governance and build the capacities of key stakeholders to implement best practice.	Switzerland	PEP-SE
International Technical Standards	To introduce and disseminate international technical standards and regulations among companies in selected sectors.	Norway	PEP-SE
JAT Airways	To assist the company, presently burdened with massive debts and operational challenges, in transforming itself into a sustainable enterprise.	Norway	PEP-SE
Recycling Initiative	To deliver sustainable development impacts by supporting profitable and environmentally and socially responsible recycling businesses.	Austria	PEP-SE
Tigar Waste Project	To address the company's waste problem by undertaking a greenfield investment project to recycle worn-out old tires and rubber waste.	Core Funds	EOF
Tajikistan			
Agribusiness Supply Chains Development	To address shortages in the supply of raw materials in farming.	Sweden	PEP
Farmer Ownership Model	To increase legal awareness of SMEs through a technical assistance program which supports the formation, development, and sustainability of the agricultural service company SugdAgroServ.	Switzerland	PEP
Farmer Ownership Model	To improve the profitability and sustainability of local farms.	Canada	PEP
Investment Climate Reform	To help the government address shortcomings in the investment climate and assist in building a more effective institutional framework for investment facilitation	Core Funds	FIAS
SME Policy Development	To reduce regulatory barriers to business by streamlining the inspections and permits systems at the level of the controlling agencies and the legislature.	Switzerland	PEP
Ukraine			
Agriculture Development	To strengthen private agribusiness, improve the enabling environment, and increase public awareness of the agriculture industry.	Canada	PEP
Banking Sector Corporate Governance	To improve the current state of internal governance in banks and the use of corporate governance in their credit assessment of corporate clients.	Switzerland	PEP

Project	Project Description	Donor	Program
Biogas Production	To help utilize organic waste emanating from animal rearing operations and define the feasibility of fermenting the materials to generate biogas for combustion or bioethanol as an additive for motor fuel.	Netherlands	TATF
Corporate Governance	To improve the environment for private sector development and facilitate access to global financing by improving corporate governance practices.	Canada/Switzerland	PEP
Food Safety Implementation and Certification Assistance	To conduct a gap analysis of two cheese manufacturing companies and help them implement Hazard Analysis and Critical Control Point procedures and obtain certification.	Core Funds/Switzerland/IFC	TATF/SFMF
Leasing Industry Development	To support the development of a sustainable leasing industry by advising leasing companies, government agencies, and businesses and education institutions on leasing issues.	Netherlands	PEP
SME Policy Development	To improve the business enabling environment for SMEs.	European Commission	PEP
Vinnitsa Dairy Supply Chain Development	To develop private farm enterprises, improve farm productivity and milk quality, and promote milk safety awareness.	Sweden	PEP
Vinnitsa Fruit Supply Chain Development	To develop private farm enterprises and improve farm productivity and agronomy practices.	Austria	PEP
Uzbekistan			
SME Policy Development	To support SME development initiatives with factual information through monitoring the sector problems and simplifying select aspects of the regulatory system for SMEs.	Switzerland	PEP
SME Policy Development	To improve the regulatory climate for entrepreneurship in the key areas of inspections, permits issuance, and tax administration.	Switzerland	PEP

LATIN AMERICA AND THE CARIBBEAN

REGIONAL

Project	Project Description	Donor	Program
Microfinance Feasibility Study	To assess the market for MSME finance in the region and to determine the feasibility of Republic Bank's broadening its financial products to address market demand.	Netherlands	TATF
OECS Submarine Cable Project	To build and operate a broadband network from Guadeloupe to an international gateway in Puerto Rico.	France	TATF
SME Toolkit Adaptation	To provide management tools to microfinance institutions and business development service providers to improve their performance when advising SMEs	Switzerland	TATF/LAC TA Facility
Sustainable Financial Management Workshop	To build capacity for sustainable lending and investment in the emerging market financial sector.	Core Funds	SFMF
Tourism Linkages	To help the countries of the Organization of Eastern Caribbean States strengthen the backward linkages between the tourism industry and the rest of their economies.	Core Funds	FIAS

Project	Project Description	Donor	Program
COUNTRY			
Argentina			
Pan American Energy	To increase economic opportunities for microentrepreneurs in communities near the company's Acambuco gas operations.	Core Funds	LAC TA Facility
Bolivia			
Business Registration Reform	To reinforce, consolidate, and extend the simplification reform for registering new firms.	Switzerland	LAC TA Facility
Electropaz	To improve the company's engagement with the local indigenous community through targeted contributions to development.	Core Funds	CCF
Forestry Industry Development	To address the issues affecting the provision of certified wood by forest communities and increase market access for related SMEs.	Netherlands	LAC TA Facility
Trickle Up Program	To reinforce the business activities and capabilities of poor producers and artisans to increase microenterprise profitability and sustainability.	Core Funds	SGBI
Brazil			
Amaggi	To improve the company's practices in the cultivation and processing of soya through training and awareness-raising at the farm level.	Core Funds	CCF
Amazon Paper Project	To promote the company's products in national and international markets, support its supply chain, and advise on business planning and management.	Core Funds	SGBI
Business Registration Reform	To reduce the transaction costs associated with business registration by decreasing the time and requirements necessary to obtain operation and construction licenses.	United Kingdom	LAC TA Facility
Elimination of Administrative Barriers	To eliminate administrative barriers to investment at the subnational level in line with the Doing Business indicators.	USTDA	FIAS
Grassroots Income Project	To identify and finance grassroots income-generating projects and assess the outcome of this pilot project for further improvement and replication.	Core Funds	SGBI
Tribanco Brazilian Bank	To strengthen the bank's financial intermediation role for family-owned MSME retailers.	IFC	CBF
Colombia			
Business Regulation Reform	To reduce the transaction costs of formalizing a business and improve companies' perceptions of the Bogota municipal inspection process.	Core Funds	LAC TA Facility/CBF
Competitive Business Advantage Workshop	To deliver a workshop to help financial institutions understand why and how to manage the environmental and social issues associated with their lending and investment operations.	Core Funds	SFMF
Portal Nacional de Tramites	To develop a single technological platform for formalizing a business across the country to allow rapid and efficient online registration.	Core Funds/Canada	LAC TA Facility
Costa Rica			
Implementation of Competition Policy in Investment	To implement a new competition policy to foster a market-friendly investment climate and reduce restrictive business practices.	Core Funds/Canada	FIAS
Grenada			
Financial Management Project	To prepare the municipal government for diversifying its funding sources by enhancing its financial management and risk rating systems.	IFC	TATF

Project	Project Description	Donor	Program
Guatemala			
Housing Reconstruction Program	To provide quality assurance services for sustainable housing reconstruction and construction and mitigate the impact of future hurricanes on the people in the region.	Netherlands	TATF
Marlin Mine	To financially support a community environmental monitoring committee for the mine.	IFC	CommDev
Haiti			
Electricity Transmission Study	To support a feasibility study of a project to connect Haiti to a 100MW wind farm to be constructed in the Dominican Republic to help alleviate acute electricity shortages.	IFC	TATF
Financial Audit of l'Electricite d'Haiti	To conduct a financial audit according to international accounting standards and an evaluation of the internal audit system and its reliability.	Canada	TATF
Honduras			
Simplification of Business Procedures	To reduce the cost, time, and number of requirements for the registration and operation of new businesses.	Netherlands	LAC TA Facility
Jamaica			
Investment Climate Study	To prepare a diagnostic report on the investment climate.	Core Funds/United Kingdom	FIAS
Tourism Sector Study	To prepare a study on the tourism sector.	Core Funds/United Kingdom	FIAS
Mexico			
Administrative Barriers to Investment	To reduce the time, cost, and procedures necessary to open a business, register property, register collateral, and enforce contracts.	Core Funds/Mexico	FIAS
Business Enabling Environment	To reduce transaction costs for firms by reducing the amount of time and requirements necessary to open a business and obtain a construction permit	Core Funds	LAC TA Facility
Nicaragua			
Business Registration Reform	To reinforce and extend simplification reforms for obtaining municipal business operating licenses and construction permits.	Switzerland	LAC TA Facility
FINDESA	To support the MFI in its transformation to a formal banking institution.	Core Funds	LAC TA Facility
Leasing Market Development	To stimulate the country's financial leasing market by enabling legislative passage in the Nicaraguan Congress of a new leasing law.	Switzerland	LAC TA Facility
Sustainable Supply Chain in the Wood Industry	To create a business model for forest communities and SMEs using sustainable wood sources to expand access to local and international markets.	Core Funds/CBF	LAC TA Facility/CBF
Wood Market Development	To develop a business model that increases sales of local MSME furniture workshops by helping them access international markets.	Netherlands	LAC TA Facility
Peru			
Administrative Barriers	To assess administrative barriers in the area of construction permits and provide detailed recommendations for reform	Core Funds	FIAS
Administrative Barriers to Investment	To address the quality of the investment environment and promotion strategy to attract new foreign direct investment	Core Funds	FIAS

Project	Project Description	Donor	Program
Biofuel Processing	To support field testing of new Swedish technology to improve biogas harvesting, processing, and transport.	GEF	GEF
Corporate Social Responsibility	To increase the access of MSMEs to global markets by improving efficiency and implementing corporate social responsibility standards.	Core Funds/Peru	FIAS
Government Best Practices Campaign	To support the recognition of public sector institutions that have demonstrated best practices in public administration and improved service delivery.	Core Funds	CBF
Improving Management in Mining	To improve the management of mining canon flows and reserves by promoting sustainable changes in the institutional structure of municipalities.	Core Funds	LAC TA Facility
National Plan Peru	To reinforce and extend the simplification reform for obtaining a municipal operating license and construction permit.	Core Funds	LAC TA Facility
Nesst Venture Fund	To help a group of civil society organizations develop financially sustainable high-impact social enterprises.	IFC	CBF
Yanacocha Development Program	To support a supplier development program that will build the capacity of local SMEs in the construction and transportation sectors.	Core Funds	CBF
Uruguay			
Public Engagement for Uruguayan Pulp Mills	To facilitate negotiations between the Argentine and Uruguayan stakeholders on issues and concerns surrounding the execution of the two pulp mill projects.	Core Funds/IFC	TATF/SFMF

MIDDLE EAST AND NORTH AFRICA

REGIONAL

Project	Project Description	Donor	Program
Corporate Governance Workshop	To support the development and implementation of corporate governance codes of best practice in the region.	Core Funds	PEP-MENA
Gender Entrepreneurship Markets	To research the importance of women's entrepreneurship in private sector development, job creation, and economic growth.	IFC	GEM
Mining Policy Reform Project	To define policy recommendations for the development of the region's mining industries, with particular focus on legal, fiscal, and institutional frameworks.	Core Funds	PEP-MENA
Sustainable Finance Capacity Building	To hold sustainable finance awareness raising events across the region, to be followed by Competitive Business Advantage workshops.	Core Funds	SFMF
Tameer Microfinance Bank	To build the capacity of the bank to design and manage IT systems and operational launches, and promote staff training and gender awareness.	Core Funds	PEP-MENA

COUNTRY

Project	Project Description	Donor	Program
Afghanistan			
Horticulture Export Development	To enhance the performance of SME raisin and pomegranate producers in terms of product quality, productivity, and sales and export growth.	Core Funds	PEP-MENA/ SGBI
Kabul University Business Skills Project	To build the capacity of Kabul University to offer a business skills training program in order to upgrade the business skills of local entrepreneurs.	Core Funds	PEP-MENA

Project	Project Description	Donor	Program
Algeria			
CARE	To assist CARE, an association of private entrepreneurs dedicated to economic reforms, to become a leading economic think tank doing evidence-based advocacy on selected topics.	Core Funds	PEP-MENA
Doing Business Review	To identify and implement reforms to improve the business enabling environment building on the findings of *Doing Business*.	Core Funds	PEP-MENA
Increasing Lending to SME Sector	To increase secure and profitable lending to SMEs through better portfolio risk management and improved collection procedures.	Core Funds	PEP-MENA
SME Banking Best Practice	To disseminate international best practice in credit risk management and train bankers in techniques to safely and profitably expand their credit operations.	Core Funds	PEP-MENA
SME Promotion Council	To improve the organizational capacity of the newly established consultative body on SME policy.	Core Funds	PEP-MENA
Egypt, Arab Republic of			
Commercial International Bank	To improve the bank's retail banking operations and launch its SME lending operations.	Core Funds/USTDA	PEP-MENA
Corporate Governance Guidelines	To promote private sector corporate governance best practice by increasing the capacity of specialist training and educational institutions	Core Funds	PEP-MENA
Egyptian Liquidity Facility	To build the capacity of the mortgage facility to develop the housing finance market and increase home ownership.	Core Funds	PEP-MENA
Estealam	To establish the country's first private credit bureau.	Core Funds	PEP-MENA
Industrial Estates Feasibility Stud.	To attract investment into two pilot industrial estates by accommodating investors' needs and providing adequate services	Core Funds	FIAS
Nile Containers Terminal	To ensure smooth transportation of containers by barges on the Nile delta between Cairo and Greater Alexandria.	Netherlands	TATF
Organic Waste Composting Optimization Program	To help an agricultural company develop bare desert land by maximizing the feasible volume of organic compost and production of the highest quality compost.	Spain	TATF
Reducing Regulatory Burden	To reduce the regulatory burden on the private sector by streamlining procedures needed to start a business.	Core Funds	PEP-MENA/ TATF
Iraq			
Gender Entrepreneurship Markets	To provide a learning forum for 20 Iraqi women SME entrepreneurs in response to a demand for women-specific business training.	Core Funds	PEP-MENA
Housing Construction Sector Study	To promote a market-based housing industry and help understand the role of the private sector and SMEs in the housing construction sector.	Core Funds	PEP-MENA
Iraq National Bank	To develop the small business lending outreach of the bank through training and capacity building.	Japan/Spain	TATF
Jordan			
Business Regulatory Reform Project	To support the government of Jordan in implementing a comprehensive licensing and inspection reform program.	Core Funds	PEP-MENA/ TATF

Project	Project Description	Donor	Program
Cairo Amman Bank	To provide the bank with a plan to improve its corporate governance policies and practices.	Core Funds	PEP-MENA
Corporate Governance Guidelines	To improve the corporate governance practices of the country's banks by drafting a voluntary bank-level corporate governance code for the sector.	Core Funds	PEP-MENA
Leasing Regulatory Review	To improve the leasing legislative framework to support the development of the local financial market and improve access to finance for SMEs.	Core Funds	PEP-MENA
Queen Alia International Airport Expansion	To expand airport capacity while improving commercial performance, service quality, and self-sustainability.	Core Funds	PEP-MENA
Royal Jordanian Airline	To assess the overall viability of privatizing the airline company.	Core Funds	PEP-MENA
Lebanon			
Reform and Private Sector Growth	To raise awareness among key stakeholders on the specific reform activities necessary to promote stronger private sector growth.	Core Funds	PEP-MENA
Simplifying Business Registration	To reduce the regulatory burden on the private sector through a comprehensive review and restructuring of business registration procedures.	Core Funds	PEP-MENA/ TATF
Morocco			
Banque Centrale Populaire	To strengthen the bank's credit risk management system in line with international best practice.	Core Funds	PEP-MENA
Business Enabling Environment	To identify and implement reforms to improve the business enabling environment, based on the findings of *Doing Business*.	Core Funds	PEP-MENA
Central Bank of Morocco	To assist the bank in implementing its decision to outsource its credit registry to a private sector company.	Core Funds	PEP-MENA
Ionnovact SME Project	To assist a leading business organization in supporting the research and development activities of SMEs.	Core Funds	PEP-MENA
Service Provider Development	To finalize the transformation of AZIT into a professional service provider to improve the working environment of SMEs in the industrial zone.	Core Funds	PEP-MENA
SME Promotion	To cooperate with ADIZIA to promote SMEs in the industrial zone of Ait Melloul, Agadir.	Core Funds	PEP-MENA
Training Course Development	To work with Confederation Generale des Entreprises du Maroc to professionalize business membership organizations by developing standardized training courses for their staff.	Core Funds	PEP-MENA
Oman			
Alliance Housing Bank Upgrade	To help the bank upgrade and automate its loan origination, underwriting, and servicing systems.	Core Funds	PEP-MENA
Pakistan			
Alternative Dispute Mediation	To establish a pilot mediation center to help mitigate expensive and lengthy court procedures for the private sector, especially SMEs.	Core Funds	PEP-MENA/ TATF
Automotive Parts Sector Development	To promote the development of the country's automotive parts sector.	Core Funds/Denmark	PEP-MENA
Beaconhouse	To develop a plan for implementing a new information and communications technology initiative.	IFC	TATF

Project	Project Description	Donor	Program
DataCheck	To help the company expand its product offering to include bureau risk scores, hosted application processing, and antifraud services.	Core Funds	PEP-MENA
Earthquake Relief Matching Grant Scheme	To support immediate post-earthquake relief efforts through a matching grants program.	IFC	TATF
First Women Bank Limited	To write a business plan and clarify the business potential of the bank with the goal of attracting new private strategic investors.	Core Funds	PEP-MENA
House Building Finance Corporation Advisory	To assist House Building Finance Corporation in its ongoing corporatization effort to achieve sustainability of operations and future growth.	Core Funds	PEP-MENA
ICT Sector Development	To promote the development of the country's information and communication technology sector.	Core Funds/Denmark	PEP-MENA
National Bank of Pakistan	To help the bank establish a new student loan asset class for private universities.	Netherlands	TATF
Pakistan Business Council Establishment	To assist in the establishment of a high-quality think tank doing evidence-based advocacy to help strengthen private sector growth.	Core Funds	PEP-MENA
Private Sector Participation	To introduce the private sector in the provision of water and sanitation services in the district of Lahore through a possible long-term concession.	IFC/Netherlands/ Sweden/United Kingdom	DevCo
Value Chain Analysis	To complete a value chain analysis with cost information ranging from the sourcing of raw materials to delivery of the final product.	Core Funds/USTDA	FIAS
Wind Power Pre-Feasibility	To help the government of Pakistan develop a legal framework on renewable wind energy resources	Spain	TATF
Saudi Arabia			
SIMAH	To develop existing credit information infrastructure by supporting SIMAH, a local bank-owned consumer credit bureau.	Core Funds	PEP-MENA
Syrian Arab Republic			
Foreign Direct Investment Study	To provide an overview of the legal, policy, and institutional frameworks for attracting foreign direct investment in the country.	Core Funds	FIAS
United Arab Emirates			
Abu Dhabi Health Program	To implement a new national health insurance program and privatize the government-owned hospitals and clinics.	Core Funds	PEP-MENA
Corporate Governance Guidelines	To help develop and publish a corporate governance guidelines handbook for the country's bank directors.	Core Funds	PEP-MENA
Corporate Governance Guidelines	To help minimize portfolio risk by advising Abu Dhabi Investment Authority appointed directors to promote and implement corporate governance best practice.	Core Funds	PEP-MENA
Dana Gas Corporate Social Responsibility	To advise the company on establishing corporate social responsibility policies and processes.	Core Funds	CCF/PEP-MENA
West Bank and Gaza			
Barriers to Investment	To help the Palestinian National Authority and international donors to identify key constraints to private investment in the West Bank and Gaza.	Core Funds	FIAS
Corporate Governance Workshop	To improve the corporate governance practices of banks and companies and introduce a new corporate governance code.	Core Funds	PEP-MENA

Project	Project Description	Donor	Program
Rafah Bank Review	To conduct a review of the MFI's current strategy and develop an action plan to guide its launch.	Core Funds	PEP-MENA
Yemen, Republic of			
Leasing Law Review	To establish a proper leasing regulatory environment and expand the leasing sector.	Core Funds	PEP-MENA
Tadamon Islamic Bank	To develop the MSME banking business for the bank by leveraging a pilot operation in the city of Taiz and building on key existing strengths.	Core Funds	PEP-MENA
GLOBAL			
Administrative Barriers to Investment	To revise and update the FIAS manual for the identification and removal of administrative barriers to investment, and to create the first of several solution design modules.	Core Funds	FIAS
Aureos Private Equity	To channel technical and financial assistance to SMEs carrying out environmental and social improvement projects.	Core Funds	SFMF
Capacity Building for Public-Private Dialogue	To develop a better environment for SMEs by building capacity among local stakeholders and providing tools and best practice knowledge to practitioners.	Core Funds	FIAS
Cleaner Production Allocation	To promote Cleaner Production initiatives and accelerate the adoption of Cleaner Production techniques by IFC's clients.	Core Funds/Bavaria	TATF/SFMF
Eco-securities Research and Development	To conduct market research on the potential to use asset-backed securitization to promote sustainable and responsible institutional investment in emerging market forest resources.	Core Funds	SFMF
Environmental, Health, and Safety Guidelines Update	To update Part III of the Pollution Prevention and Abatement Handbook and IFC environmental guidelines with broad financial and technical support from international financial institutions.	IFC	TATF
FDI Flow Study	To improve understanding of south-south foreign direct investment flows by reviewing available resources on the topic.	IFC	FIAS
Financial Institution Market Research	To publish a book highlighting sustainability-related products and services of highest priority to emerging market financial institutions.	Core Funds	SFMF
Financial Institutions Technical Assistance	To design, structure, and monitor technical assistance programs in target banks.	IFC	FMTAAS
Fuel Cell Financing	To support stationary fuel cell projects in eligible developing countries	GEF	GEF
Investment Climate Reform	To understand the process of managing investment climate reforms to inform the strategy, design, and implementation of Bank Group operations and projects.	Core Funds	FIAS
Regulatory Governance Toolkit	To collect, develop, and disseminate insights on regulatory management and reform that will enable staff to diagnose and provide solutions to client governments' regulatory reform strategies.	Core Funds	FIAS
Regulatory Reform Study	To understand the political economy and institutional mechanisms of successful regulatory reforms to assist governments in implementing good practices as learned from international experience.	Core Funds	FIAS

Project	Project Description	Donor	Program
Renewable and Sustainable Energy Program	To develop market surveys, general regulatory reviews, and economic analysis of prototype renewable energy projects.	Netherlands	TATF
Renewable Energy Efficiency Fund	To make debt and equity investments in private sector projects in the renewable energy and energy efficiency sectors.	GEF	GEF
Review of Impediments to Competition	To conduct a review of the major barriers to competition and the role that an effective competition law policy could play in alleviating these impediments.	Core Funds/United Kingdom	FIAS
Secured Lending Evaluation	To determine common lending evaluation methodologies used by financial institutions to make the process of lending to SMEs more efficient.	Netherlands	TATF
SME Benchmarking	To develop best practice case studies and industry benchmarks on leading banks involved in SME finance in both developed and emerging markets.	IFC	TATF
Study on the Effects of Tax on Business	To increase understanding of the impact of tax administration on the investment and business climate for poverty reduction.	Core Funds/United Kingdom	FIAS
Sustainable Finance Summit 2006	To influence the volume and quality of long-term portfolio investment in sustainable and responsible emerging market companies.	Core Funds	SFMF
Sustainable Management Project	To host a summit to plan new action within the international investment community on mainstreaming sustainable, responsible investment.	Core Funds	SFMF
Trade Facilitation and Logistics Supply Chain	To provide quantitative data to senior policymakers, private sector service providers, and key public sector agencies about trade logistics performance indicators that reflect their trade competitiveness.	Core Funds	FIAS
Value Chain Assessment	To improve awareness among task managers, researchers, and policymakers about the effectiveness of the value chain framework for research and policy advisory services.	Core Funds/Norway	FIAS
VISA Credit Bureau Program	To foster the development of private credit bureaus in emerging markets in order to facilitate the extension of credit to previously underserved segments of the population.	VISA International	TATF

Board of Governors

Governors and Alternates

As of June 30 2006

Member	Governor	Alternate
A		
Afghanistan	Anwar ul-Haq Ahady	Wahidullah Shahrani
Albania	Ridvan Bode	Fatos Ibrahimi
Algeria	Mourad Medelci	Abdelhak Bedjaoui
Angola	Ana Dias Lourenco	Job Graca
Antigua and Barbuda	Errol Cort	Asot A. Michael
Argentina	Felisa Josefina Miceli	Martin Redrado
Armenia	Vahram Nercissiantz	Karen Chshmarityan
Australia	Peter Costello	Teresa Gambaro
Austria	Karl-Heinz Grasser	Kurt Bayer
Azerbaijan	Elman S. Rustamov	Heydar Babayev
B		
Bahamas, The	James H. Smith	Ruth R. Millar
Bahrain	Ahmed Bin Mohammed Al-Khalifa	Mahmood Hashem Al Kooheji
Bangladesh	M. Saifur Rahman	Md. Ismail Zabihullah
Barbados	Mia A. Mottley	Grantley W. Smith
Belarus	Andrei V. Kobyakov	Anatoly I. Sverzh
Belgium	Didier Reynders	Guy Quaden
Belize	Mark A. Espat	Carla Barnett
Benin	Pascal I. Koupaki	Moudjaidou I. Soumanou
Bhutan	Lyonpo Wangdi Norbu	(vacant)
Bolivia	Carlos Villegas Quiroga	Luis Alberto Arce Catacora
Bosnia and Herzegovina	Adnan Terzic	Dragan Doko
Botswana	Baledzi Gaolathe	Serwalo S.G. Tumelo
Brazil	Guido Mantega	Henrique de Campos Meirelles
Bulgaria	Plamen Oresharski	Dimitar Kostov
Burkina Faso	Jean Baptiste Compaore	Lene Sebgo
Burundi	Dieudonne Ngowembona	Leon Nimbona
C		
Cambodia	Keat Chhon	Aun Porn Moniroth
Cameroon	Polycarpe Abah Abah	Daniel Njankouo Lamere
Canada	James Michael Flaherty	Robert Greenhill
Cape Verde	Joao Pinto Serra	Leonesa do Maria Nascimento Lima Fortes
Central African Republic	Sylvain Maliko	Edmond Gbegouda Gnikpingo
Chad	Mahamat Ali Hassan	Sobdibet Hinsalbet
Chile	Andres Velasco Branes	Alberto Arenas de Mesa
China	Jin Renqing	Li Yong
Colombia	Alberto Carrasquilla	Santiago Montenegro Trujillo
Comoros	Imani Younoussa	Moindjie Saadi

Member	Governor	Alternate
C (continued)		
Congo, Democratic Republic of	Marco Banguli	Jean-Claude Masangu Mulongo
Congo, Republic of	Pierre Moussa	Pacifique Issoibeka
Costa Rica	Guillermo Zuniga Chaves	Francisco de Paula Gutierrez
Côte d'Ivoire	Paul Antoine Bohoun Bouabre	Charles Koffi Diby
Croatia	Ivan Suker	Ana Hrastovic
Cyprus	Michael Sarris	Christos Patsalides
Czech Republic	Bohuslav Sobotka	Miroslav Singer
D		
Denmark	Ulla Toernaes	Carsten Staur
Djibouti	Ali Farah Assoweh	Simon Mibrathu
Dominica	Swinburne Lestrade	Rosamund Edwards
Dominican Republic	Hector Manuel Valdez Albizu	Juan Temistocles Montas
E		
Ecuador	Diego Borja Cornejo	Ruben Flores
Egypt, Arab Republic of	Mahmoud Mohieldin	Fayza Abulnaga
El Salvador	Eduardo Zablah-Touche	William J. Handal
Equatorial Guinea	Jaime Ela Ndong	Jose Ela Oyana
Eritrea	Berhane Abrehe	Martha Woldegiorghis
Estonia	Aivar Soerd	Renaldo Mandmets
Ethiopia	Sufian Ahmed	Mekonnen Manyazewal
F		
Fiji	Jone Yavala Kubuabola	Ievita Banuve
Finland	Eero Heinaluoma	Paula Lehtomaki
France	Thierry Breton	Xavier Musca
G		
Gabon	Casimir Oye-Mba	Christian Bongo
Gambia, The	Mousa G. Bala Gaye	Abdou B. Touray
Georgia	Aleksi Aleksishvili	Irakli Chogovadze
Germany	Heidemarie Wieczorek-Zeul	Thomas Mirow
Ghana	Kwadwo Baah-Wiredu	Anthony Akoto Osei
Greece	George Alogoskoufis	Plutarchos Sakellaris
Grenada	Anthony Boatswain	Lennox J. Andrews
Guatemala	Maria Antonieta de Bonilla	Lizardo Sosa Lopez
Guinea	Madikaba Camara	Eugene Camara
Guinea-Bissau	Issufo Sanha	Victor Luis Mandinga
Guyana	Bharrat Jagdeo	Saisnarine Kowlessar
H		
Haiti	Daniel Dorsainvil	Raymond Magloire
Honduras	Hugo Rolando Noe Pino	Yani Rosenthal Hidalgo
Hungary	Janos Veres	Tamas Katona

Member	Governor	Alternate
I		
Iceland	Valgerdur Sverrisdottir	Arni M. Mathiesen
India	P. Chidambaram	A. K. Jha
Indonesia	Sri Mulyani Indrawati	Hartadi A. Sarwono
Iran, Islamic Republic of	Davoud Danesh Ja'fari	Mohammad Khazaee Torshizi
Iraq	Baker J. Al-Zubaidy	Ali Gh. Baban
Ireland	Brian Cowen	Tom Considine
Israel	Stanley Fischer	Yossi Bachar
Italy	Mario Draghi	Ignazio Angeloni
J		
Jamaica	Omar Lloyd Davies	Wesley George Hughes
Japan	Sadakazu Tanigaki	Toshihiko Fukui
Jordan	Suhair Al-Ali	Maher Madadha
K		
Kazakhstan	Karim Massimov	Marat A. Kusainov
Kenya	Amos Kimunya	Joseph Kanja Kinyua
Kiribati	Nabuti Mwemwenikarawa	Taneti Maamau
Korea, Republic of	Duck-Soo Han	Seongtae Lee
Kuwait	Bader Meshari Al-Humaidhi	Abdulwahab Ahmed Al-Bader
Kyrgyz Republic	Akylbek Japarov	Kurmanbek M. Ukulov
L		
Lao People's Democratic Republic	Chansy Phosikham	Phouphet Khamphounvong
Latvia	Oskars Spurdzins	Aigars Stokenbergs
Lebanon	Jihad Azour	Alain A. Bifani
Lesotho	Timothy T. Thahane	Moeketsi Majoro
Liberia	Antoinette M. Sayeh	Toga McIntosh
Libya	Ahmed A. Menesi	Ali Ramadan Shnebesh
Lithuania	Zigmantas Balcytis	Ramune Vilija Zabuliene
Luxembourg	Luc Frieden	Jean Guill
M		
Macedonia, former Yugoslav Republic of	Nikola Popovski	Maksud Ali
Madagascar	Haja Nirina Razafinjatovo	Henri Bernard Razakariasa
Malawi	Goodall E. Gondwe	David Faiti
Malaysia	Abdullah Ahmad Badawi	Izzuddin bin Dali
Maldives	Qasim Ibrahim	Abdullah Jihad
Mali	Abou-Bakar Traore	Marimantia Diarra
Malta	Tonio Fenech	Alfred Camilleri
Marshall Islands	Brenson S. Wase	Jefferson Barton
Mauritania	Mohamed Ould El Abed	Isselmou Ould Sidi El Moctar
Mauritius	Rama Krishna Sithanen	Krishnanand Guptar
Mexico	Francisco Gil Diaz	Alonso Pascual Garcia Tames
Micronesia, Federated States of	Nick L. Andon	Lorin Robert

Member	Governor	Alternate
M (continued)		
Moldova	Mihail Pop	Valeriu Lazar
Mongolia	Nadmid Bayartsakhan	Ochirbat Chuluunbat
Morocco	Fathallah Oualalou	Rachid Talbi Alami
Mozambique	Aiuba Cuereneia	Pedro Conceicao Couto
Myanmar	Hla Tun	Myo Nwe
N		
Namibia	Helmut Angula	Carl-Hermann G. Schlettwein
Nepal	Ram Sharan Mahat	Bhoj Raj Ghimire
Netherlands	Gerrit Zalm	Agnes van Ardenne
New Zealand	Michael Cullen	John Whitehead
Nicaragua	Mario Jose Flores	Mario Arana Sevilla
Niger	Ali M. Lamine Zeine	Ramatou Diamballa
Nigeria	Nenadi E. Usman	Olusegun O.O. Ogunkua
Norway	Erik Solheim	Anne Margareth Fagertun Stenhammer
O		
Oman	Ahmed Bin Abdulnabi Macki	Mohammed bin Nasser Al-Khasibi
P		
Pakistan	Salman Shah	Khalid Saeed
Palau	Casmir E. Remengesau	Lawrence Alan Goddard
Panama	Carlos A. Vallarino	Orcila Vega de Constable
Papua New Guinea	Bart Philemon	Simon Tosali
Paraguay	Ernst F. Bergen S.	Jorge von Horoch
Peru	Fernando Zavala Lombardi	Waldo Mendoza Bellido
Philippines	Margarito B. Teves	Amando M. Tetangco, Jr.
Poland	Leszek Balcerowicz	Jerzy Pruski
Portugal	Fernando Teixeira dos Santos	Carlos Costa Pina
R		
Romania	Sebastian Vladescu	Cristian Popa
Russian Federation	Aleksei Kudrin	German O. Gref
Rwanda	James Musoni	Monique Nsanzabaganwa
S		
St. Kitts and Nevis	Denzil Douglas	Janet Harris
St. Lucia	Kenny D. Anthony	Len Ishmael
Samoa	Nickel Lee-Hang	Hinauri Petana
Saudi Arabia	Ibrahim A. Al-Assaf	Hamad Al-Sayari
Senegal	Abdoulaye Diop	Cheikh Hadjibou Soumare
Serbia and Montenegro	Igor Luksic	Mladjan Dinkic
Seychelles	Patrick Pillay	Jacquelin Dugasse
Sierra Leone	John O. Benjamin	Samura Kamara
Singapore	Tharman Shanmugaratnam	Lim Siong Guan

Member	Governor	Alternate
S (continued)		
Slovak Republic	Ivan Miklos	Elena Kohutikova
Slovenia	Andrej Bajuk	Andrej Kavcic
Solomon Islands	Bartholomew Ulufa'alu	Shadrach Fanega
Somalia	(vacant)	(vacant)
South Africa	Trevor Andrew Manuel	Elias Lesetja Kganyago
Spain	Pedro Solbes M.	David Vegara Figueras
Sri Lanka	Mahinda Rajapaksa	P. B. Jayasundera
Sudan	El Zubair Ahmed El Hassan	Lual A. Deng
Swaziland	Absalom M.C. Dlamini	Musa D. Fakudze
Sweden	Par Nuder	Carin Jamtin
Switzerland	Joseph Deiss	Micheline Calmy-Rey
Syrian Arab Republic	Amer Hosni Lutfi	Mohammad Hamandosh
T		
Tajikistan	Safarali Najmuddinov	Abdulaziz Sharipov
Tanzania	Juma Alifa Ngasongwa	Gray S. Mgonja
Thailand	Thanong Bidaya	Suparut Kawatkul
Timor-Leste	Maria Madalena Brites Boavida	Aicha Bassarewan
Togo	Yandja Yentchabre	Gilbert Bawara
Tonga	Siosiua T.T. 'Utoikamanu	'Aisake V Eke
Trinidad and Tobago	Conrad Enill	Alison Lewis
Tunisia	Mohamed Nouri Jouini	Abdelhamid Triki
Turkey	Ibrahim H. Canakci	Memduh Aslan Akcay
Turkmenistan	Geldymurad Abilov	(vacant)
U		
Uganda	Ezra Suruma	C. M. Kassami
Ukraine	Stanislav Stashevsky	Arseniy Yatsenyuk
United Arab Emirates	Hamdan bin Rashid Al-Maktoum	Mohammed Khalfan Bin Khirbash
United Kingdom	Hilary Benn	Gordon Brown
United States	John W. Snow	Josette S. Shiner
Uruguay	Danilo Astori	Carlos Viera
Uzbekistan	Faizulla M. Mullajanov	Ulugbek Rozukulov
V		
Vanuatu	Willie Jimmy Tapangararua	Simeon Athy
Venezuela, República Bolivariana de	Jorge Giordani	Nelson Jose Merentes Diaz
Vietnam	Le Duc Thuy	Phung Khac Ke
Y		
Yemen, Republic of	Abdulkarim I. Al-Arhabi	Mutahar Abdu'aziz Al-Abbasi
Z		
Zambia	N'gandu Peter Magande	Chibiliti Evans Chibiliti
Zimbabwe	Herbert M. Murerwa	Gideon Gono

Directors and Alternates and Their Voting Power

Director	Alternate Director	Casting Votes of	Total Votes	Percent of Total
Appointed				
(vacant)	Jennifer Dorn	United States	569,629	23.66
(vacant)[a]	Toshio Oya	Japan	141,424	5.87
Eckhard Deutscher	Walter Hermann	Germany	129,158	5.36
Pierre Duquesne	Alexis Kohler	France	121,265	5.04
Tom Scholar	Caroline Sergeant	United Kingdom	121,265	5.04
Elected				
Gino Alzetta (Belgium)	Melih Nemli (Turkey)	Austria, Belarus, Belgium, Czech Republic, Hungary, Kazakhstan, Luxembourg, Slovak Republic, Slovenia, Turkey	125,221	5.20
Biagio Bossone (Italy)	Nuno Mota Pinto (Portugal)	Albania, Greece, Italy, Malta, Portugal, Timor-Leste	101,758	4.23
Dhanendra Kumar (India)	Zakir Ahmed Khan (Bangladesh)	Bangladesh, Bhutan, India, Sri Lanka	99,234	4.12
Luis Marti (Spain)	Jorge Familiar (Mexico)	Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Spain, Venezuela (Republica Bolivariana de)	97,478	4.05
Marcel Masse (Canada)	Gobind Ganga (Guyana)	Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and Nevis, St. Lucia	92,944	3.86
Jan Willem van der Kaaij (Netherlands)	Anca Ciobanu[b] (Romania)	Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Georgia, Israel, Macedonia (former Yugoslav Republic of), Moldova, Netherlands, Romania, Ukraine	87,113	3.62
Thorsteinn Ingolfsson[c] (Iceland)	Svein Aass[d] (Norway)	Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Sweden	86,693	3.60
Alexey G. Kvasov (Russian Federation)	Eugene Miagkov (Russian Federation)	Russian Federation	81,592	3.39
Otaviano Canuto (Brazil)	Jeremias N. Paul, Jr. (Philippines)	Brazil, Colombia, Dominican Republic, Ecuador, Haiti, Panama, Philippines, Trinidad and Tobago	75,980	3.16
Joong-Kyung Choi (Republic of Korea)	Terry O'Brien (Australia)	Australia, Cambodia, Kiribati, Korea (Republic of), Marshall Islands, Micronesia (Federated States of), Mongolia, New Zealand, Palau, Papua New Guinea, Samoa, Solomon Islands, Vanuatu	73,309	3.04
Jaime Quijandria (Peru)	Alieta Guadagni (Argentina)	Argentina, Bolivia, Chile, Paraguay, Peru, Uruguay	64,144	2.66
Pietro Veglio (Switzerland)	Jakub Karnowski (Poland)	Azerbaijan, Kyrgyz Republic, Poland, Serbia and Montenegro, Switzerland, Tajikistan, Turkmenistan, Uzbekistan	62,601	2.60
Herwidayatmo (Indonesia)	Nursiah Arshad (Malaysia)	Fiji, Indonesia, Lao People's Democratic Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand, Tonga, Vietnam	59,912	2.49
Mathias Sinamenye (Burundi)	Mulu Ketsela (Ethiopia)	Angola, Botswana, Burundi, Eritrea, Ethiopia, The Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Nigeria, Seychelles, Sierra Leone, South Africa, Sudan, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe	58,873	2.44

Director	Alternate Director	Casting Votes of	Total Votes	Percent of Total
Elected (continued)				
Sid Ahmed Dib (Algeria)	Shuja Shah (Pakistan)	Afghanistan, Algeria, Ghana, Iran (Islamic Republic of), Morocco, Pakistan, Tunisia	45,980	1.91
Mahdy Ismail Aljazzaf (Kuwait)	Mohamed Kamel Amr (Arab Republic of Egypt)	Bahrain, Egypt (Arab Republic of), Iraq, Jordan, Kuwait, Lebanon, Libya, Maldives, Oman, Syrian Arab Republic, United Arab Emirates, Yemen (Republic of)	34,476	1.43
Abdulrahman M. Almofadhi (Saudi Arabia)	Abdulhamid Alkhalifa (Saudi Arabia)	Saudi Arabia	30,312	1.26
Zou Jiayi (China)	Yang Jinlin (China)	China	24,750	1.03
Paulo F. Gomes (Guinea-Bissau)	Louis Philippe Ong Seng (Mauritius)	Benin, Burkina Faso, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Congo (Democratic Republic of), Congo (Republic of), Côte d'Ivoire, Djibouti, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius, Niger, Rwanda, Senegal, Togo	22,947	.95

In addition to the directors and alternates shown in the foregoing list, the following also served after June 30, 2005:

Director	End of Period Service	Alternate Director	End of Period Service
Yahya Abdullah M. Alyahya (Saudi Arabia)	April 30, 2006	Akbar Ali Khan (Pakistan)	August 2, 2005
John Austin (New Zealand)	August 14, 2005	Anthony Requin (France)	October 11, 2005
Robert Holland, III (United States)	August 26, 2005	Tamara Solyanyk (Ukraine)	November 30, 2005
Ad Melkert (Netherlands)	February 28, 2006		
Yoshio Okubo (Japan)	June 14, 2006		
Chander Mohan Vasudev (India)	November 14, 2005		

Note: Somalia (333 votes) did not participate in the 2004 Regular Election of Directors

a Makoto Hosomi (Japan) appointed effective July 14, 2006
b. To be succeeded by Claudiu Doltu (Romania) effective July 24, 2006
c. To be succeeded by Svein Aass (Norway) effective July 1, 2006
d To be succeeded by Pauli Kariniemi (Finland) effective July 1, 2005

IFC Management

As of June 30, 2006

President[1]	Paul Wolfowitz
Executive Vice President	Lars Thunell
Vice President and Corporate Secretary[1]	W. Paatii Ofosu-Amaah
Compliance Advisor/Ombudsman[2]	Meg Taylor
Vice President, Asia and Latin America[5]	Farida Khambata
Vice President, Europe, Africa and the Middle East[5]	Edward Nassim
Vice President, Finance, and Treasurer	Nina Shapiro
Vice President, Human Resources and Administration	Dorothy H. Berry
Vice President, Industries[5]	Declan Duff
Vice President, Risk Management[5]	Allen Shapiro (Acting)
Vice President, World Bank/IFC Private Sector Development and IFC Chief Economist	Michael Klein

REGIONAL DEPARTMENTS

Sub-Saharan Africa

Director (Johannesburg)	Thierry Tanoh
General Manager, PEP Africa (Johannesburg)	Bernard Chidzero
Country Manager, Central Africa (Douala)	Cheikh Oumar Seydi
Country Manager, East Africa (Nairobi)	Jean Philippe Prosper
Country Manager, Ghana, Benin, Burkina Faso, Côte d'Ivoire, Guinea, Liberia, Niger, Sierra Leone, Togo (Accra)	Imoni Akpofure
Country Manager, Madagascar, Comoros, Mauritius, Seychelles (Antananarivo)	Henri Rabarijohn
Country Manager, Mozambique and Angola (Maputo)	Babatunde Onitri
Country Manager, Nigeria (Lagos)	Solomon Quaynor
Country Manager, Senegal, Cape Verde, The Gambia, Guinea-Bissau, Mali Mauritania (Dakar)	Aida Der Hovanessian
Country Manager, Southern Africa (Johannesburg)	Andrew Alli
Manager, SME Solutions Center (Johannesburg)	Ibrahima Diong

East Asia and Pacific

Director (Hong Kong)	Richard Ranken
Associate Director, China and Mongolia (Beijing)	Karin Finkelston
Senior Manager, Business Development (Hong Kong)	Timothy Krause
Senior Regional Manager, Technical Asst. and Advisory Services (Hong Kong)	Warrick Smith
General Manager, PEP China (Chengdu)	Mario Fischel
General Manager, PEP Mekong (Phnom Penh)	Adam Sack
General Manager, PEP Pacific (Sydney)	(vacant)
General Manager, PENSA (Jakarta)	Chris Richards
Country Manager, Indonesia (Jakarta)	German Vegarra
Country Manager, Philippines and Thailand (Manila)	Vipul Bhagat
Country Manager, Vietnam, Cambodia, Laos (Hanoi)	Sin Foong Wong
Manager, Strategy and Coordination	Amitava Banerjee

South Asia

Director (New Delhi)	Iyad Malas
Senior Manager (Mumbai)	Sujoy Bose
Senior Manager (New Delhi)	Vipul Prakash
General Manager, SEDF (Dhaka)	Anil Sinha
Manager, Strategy and Coordination	Neil Gregory

Central and Eastern Europe

Director (Moscow)	(vacant)
Manager, Strategy and Coordination	Kutlay Ebiri
Manager (Moscow)	Tania Lozansky

Southern Europe and Central Asia

Director (Istanbul)	Shahbaz Mavaddat
General Manager, PEP Southeast Europe (Sarajevo)	(vacant)
General Manager, PEP Southeast Europe—Infrastructure (Sofia)	Angelo Dell'atti
Manager (Istanbul)	Snezana Stoiljkovic
TA Coordinator (Istanbul)	Antoine Courcelle-Labrousse

Latin America and the Caribbean

Director (Rio de Janeiro)	Atul Mehta
Associate Director (São Paulo)	Saran Kebet-Koulibaly

Senior Manager (Buenos Aires)	Yolande Duhem
Senior Manager (Mexico City)	Paolo Martelli
General Manager, LAC Facility (Lima)	Anita Bhatia
Country Manager, Colombia, Venezuela, and Ecuador (Bogota)	Roberto Albisetti
Country Manager (Lima)	Marcene Broadwater
Manager, New Business	Loy Pires
Manager, Strategy and Coordination	Eduardo Wallentin
Resident Representative (Santo Domingo)	Salem Rohana
Resident Representative (Port of Spain)	Kirk Ifill

Middle East and North Africa

Director (Cairo)	Michael Essex
Associate Director (Algiers)	Abdelkader H. Allaoua
Senior Manager (Dubai)	Azmat Taufique
General Manager, PEP-MENA (Cairo)	Jesper Kjaer
Manager	Mariko Higashi
Manager (Cairo)	Michael Higgins
Manager (Cairo)	Gulrez Hoda

INDUSTRY DEPARTMENTS

Agribusiness

Director	Jean-Paul Pinard
Associate Director, Portfolio and Credit Review	Macadou N'Daw
Senior Manager, New Investments	Oscar Chemerinski

Global Financial Markets

Director	Jyrki Koskelo
Associate Director, Field and Portfolio	Mark Alloway
Portfolio Manager, Central and Eastern Europe (Moscow)	Alireza Zavar
Portfolio Manager, East Asia (Hong Kong)	William Haworth
Portfolio Manager, Latin America and Caribbean (Rio de Janeiro)	Shamsher Singh
Portfolio Manager, South Asia and MENA Region (Dubai)	Jan Van Bilsen
Portfolio Manager, Southern Europe and Central Asia (Istanbul)	Martin Kimmig
Portfolio Manager, Sub-Saharan Africa (Johannesburg)	Dolika Banda
Associate Director, Financial Engineering	Shidan Derakhshani
Senior Manager, Institution Building & New Product Development	Georgina Baker
Senior Manager, Microfinance	S. Aftab Ahmed
Senior Manager, Nonbank Financial Institution, Regional Coordinator for East Asia	Marcos Brujis
Head, Banking	Joao Lucas Duchene
Head, Financial Infrastructure and Institution Building	Peer Stein
Associate Director, Operations	Mamta Shah
Manager, Transaction Group	Ayaan Adam
Head, Regional Coordinator for South Asia and MENA	Hans-Jorg Paris
Head, Regional Coordinator for Southern Europe and Central Asia	Mengistu Alemayehu
Head, Regional Coordinator for Europe and Central Asia	Rosy Khanna
Head, Special Projects	Jean-Marie Masse
Associate Director, Operations, Africa and Latin America and Caribbean Regions	James Scriven
Manager, Regional Coordinator for Latin America	Serge Devieux
Head, Regional Coordinator for Africa	Atsuko Horiguchi

Global Information and Communication Technologies[3]

Director	Mohsen Khalil
Manager, New Investments	Stephanie von Friedeburg
Manager, Portfolio and Credit Review	(vacant)

Global Manufacturing and Services

Director	Dimitris Tsitsiragos
Senior Manager, Portfolio, Sub-Saharan Africa (Johannesburg)	George M. Tiller
Senior Manager	Sergio Pimenta
Manager, Global Transaction Group	Milton Wanyama
Manager, Portfolio, East Asia (Hong Kong)	S. Balasubramanian
Manager, Portfolio, South Asia (New Delhi)	Colin Warren
Manager, Portfolio, Southern Europe and Central Asia (Istanbul)	Antonio David
Manager	Stephanie Freymann
Portfolio Head, MENA	Carsten Mueller

Health and Education

Director	Guy Ellena
Manager, Credit Review and Portfolio	Sybile Lazar
Manager, New Business	Patrick Leahy

Infrastructure

Director	Francisco Tourreilles
Senior Manager, Infrastructure	Amnon Mates
Senior Manager, Portfolio and Credit Review	Apinya Suebsaeng
Senior Manager, Transport Services	Ravinder Bugga
Manager, New Investments	Darius Lilaoonwala
Manager, Portfolio	Pierre Bouvery
Manager, Public-Private Partnerships and Renewable Energy	Morgan Landy
Manager, Utilities	Usha Rao-Monari

Oil, Gas, Mining, and Chemicals[3]

Director	Rashad-Rudolf Kaldany
Associate Director, Oil and Gas	Somit Varma
Senior Manager, Mining	Kent E. Lupberger
Senior Manager, Portfolio and Credit Review	Kalada Harry
Manager, Chemicals	Lance Crist

Private Equity and Investment Funds

Director	Haydée Celaya
Manager, New Business	Maria Kozloski
Manager, Portfolio Operations	David Wilton

Small and Medium Enterprises

Director	Laurence Carter
Senior Manager	Max Aitken
Manager, Donor-Funded Operations	Mariann Kurtz-Weber
Manager, Linkages	Sujata Lamba
Manager, Training and Knowledge Management	Sita Ramaswami

Trust Funds

Director	Mwaghazi Mwachofi

DEPARTMENTS

Advisory Services

Director	Bernard Sheahan
Manager, Privatization Policy and Transactions (Johannesburg)	David Donaldson

Business Risk Group

Director	Udayan Wagle

Controller's and Budgeting

Director *(effective 9/1/06)*	Christian Grossmann
Senior Manager, Budgeting	Richard J. Moss
Manager, Financial Reporting and Accounting Policy	Paul B. Bravery
Manager, Internal Controls and Special Projects	Nicholas Pardoe
Senior Adviser, Loss Provisioning	Guy A. de Clercq

Corporate Business Informatics

Chief Information Officer	Guy-Pierre de Poerck
Senior Manager, Development and Informatics	Wajdi Bustani
Manager, Business Informatics	Paul Standen

Corporate Governance

Director	Teresa Barger

Corporate Portfolio Management

Director	Marc Babin
Head, Equity and Portfolio Management	Sebastian Thiriez

Corporate Relations

Senior Manager	Bruce Moats

Credit Review

Director	Sakdiyiam Kupasrimonkol
Chief Credit Officer	Paul Baribeau
Chief Credit Officer	Monish Dutt
Chief Credit Officer	Robin Glantz
Chief Credit Officer	Flavio Guimaraes
Chief Credit Officer	Manuel E. Nunez
Chief Credit Officer	Vincent Polizatto
Chief Credit Officer	Richard P. Roulier
Chief Credit Officer	C. John Wilson

Environment and Social Development

Director	Rachel Kyte
Associate Director, Investment Support Group	William Bulmer
Manager, Environmental Finance Group	Shilpa Patel
Manager, Knowledge and Innovation Group	Richard Caines

Financial Operations

Director	Avi Hofman
Senior Manager, Loan and Equity Operations Support	Soon-Wan Ooi
Manager, Investment Accounting, Compliance, and Custody	Karen Jones
Manager, Project Risk Management	Edward Strawderman

Grassroots Business Organizations

Director	Harold Rosen

Human Resources and Administration

Vice President	Dorothy H. Berry
Associate Director, HR Development	Esteban Altschul
Manager, Donor-Funded Operations	Anne Sahl
Manager, Facilities and Administration	Elizabeth Casqueiro
Manager, Leadership Development	Eva Mennel
Manager, Recruitment	Malte von Putbus
Manager, Staff Development	Daniel Tytiun

Independent Evaluation Group[4]

Director	Denis Carpio (Acting)

Legal Department

General Counsel	Jennifer Sullivan
Deputy General Counsel	David McLean
Chief Counsel (Istanbul)	David Harris
Chief Counsel	Christian Philip
Manager	Sabina Beg
Manager	John Coogan
Manager	Caroline Kahn
Manager	Fady Zeidan

Municipal Fund

Director	Vincent Gouarne (Acting)

Operational Strategy

Senior Manager	Toshiya Masuoka

Private Sector Development

Director, Investment Climate	Pierre Guislain
Senior Manager, Foreign Investment Advisory Service	Thomas Davenport
Manager, Monitoring and Analysis Group	Simeon Djankov
Manager, Development Effectiveness	Roland Michelitsch
Lead Economist (Sydney)	Russell Muir

Resource Mobilization

Director	Ritva Laukkanen
Manager, B-Loan Management	Matthew Bauer
Manager, Syndications	Stefania Berla

Risk Management and Financial Policy

Director	Lakshmi Shyam-Sunder

Special Operations

Director	Maria Da Graça Domingues

Treasury

Deputy Treasurer—Head of Funding	John Borthwick
Deputy Treasurer—Head of Liquid Asset and Cash Management	Mark Spindel
Deputy Treasurer—Head of Derivative Products and Asset Liability Management	Shanker Krishnan
Deputy Treasurer—Head of Quantitative Analysis	Takehisa Eguchi
Deputy Treasurer—Global Head of Structured Finance	Lee Meddin

OTHER

Director, Tokyo Office	Hiroshi Arichi
Special Representative in Europe (Paris)	Wolfgang Bertelsmeier
Special Representative in Europe (Frankfurt)	Oltmann G. Siemens

1 These officers hold the same position in the World Bank
2. Reports directly to World Bank Group President
3 Reports to World Bank Vice President, Infrastructure, as well as IFC Vice President, Industries
4 Reports to Director-General, Independent Evaluation, World Bank Group; to IFC Executive Vice President for administrative purposes.
5. As of July 1, 2006.

ACRONYMS, NOTES, AND DEFINITIONS

ACRONYMS

CAO	Compliance Advisor/Ombudsman
FY	fiscal year
GDP	gross domestic product
IBRD	International Bank for Reconstruction and Development
ICSID	International Centre for Settlement of Investment Disputes
IDA	International Development Association
IEG	Independent Evaluation Group
IFC	International Finance Corporation
IMF	International Monetary Fund
MIGA	Multilateral Investment Guarantee Agency
MPDF	Mekong Private Sector Development Facility
PENSA	Program for Eastern Indonesia SME Assistance
PEP	Private Enterprise Partnership
PEP Africa	Private Enterprise Partnership for Africa
PEP-MENA	Private Enterprise Partnership for the Middle East and North Africa
PEP-SE	Private Enterprise Partnership for Southeast Europe
SEDF	SouthAsia Enterprise Development Facility
SME	small and medium enterprise

NOTES AND DEFINITIONS

The fiscal year at IFC runs from July 1 to June 30. Thus, FY06 began on July 1, 2005, and ended on June 30, 2006.

Investment amounts are given in U.S. dollars unless otherwise specified.

On-lending is the process of lending funds from IFC's own sources through intermediaries, such as local banks and microfinance institutions.

Participants and IFC fully share the commercial credit risks of projects, but because IFC is the lender of record, participants receive the same tax and country risk benefits that IFC derives from its special status as a multilateral financial institution.

Quasi-equity instruments incorporate both loan and equity features, which are designed to provide varying degrees of risk/return trade-offs that lie between those of straight loan and equity investments.

Rounding of numbers may cause totals to differ from the sum of individual figures in some tables.

The World Bank includes both IBRD and IDA.

The World Bank Group includes IBRD, IDA, IFC, MIGA, and ICSID.